
07054079


SEC MAIL PROCESSING
RECEIVED
MAY 0 8 2007
WASH, D.C.
185
SECTION

SAIC
From Science to Solutions





SAIC Summary Annual Report
Fiscal Year 2007



Notice of 2007 Annual Meeting
and Proxy Statement

Message to Stockholders



CEO Ken Dahlberg

We reached important milestones in fiscal year 2007 (FY07), with our initial public offering of stock prominent among them. The success of our IPO was a tribute to the hard work and innovation of our 44,000 employees. For more than 37 years, the company operated a business model that created a legacy of innovation and entrepreneurial growth that we believe is unmatched in our industry. To reach the next level of growth, the company is in the midst of change.

We are making the company more collaborative, more efficient and more disciplined with the tools and training to scale to larger programs and a much higher revenue base. We reinvigorated our business development function and invested in building a pipeline of opportunities; we are starting to get traction in terms of collaborating as a company on the large wins that are keys to achieving our growth goals.

This spirit of collaboration has helped us reach another important milestone – we made our first Sarbanes-Oxley compliance attestation, and we accomplished it one year in advance of our requirement to do so.

A Strategy for Success. Our entire company is committed to executing the objectives we laid out during our IPO road show – accelerating organic growth, expanding operating margins and making strategic acquisitions. That strategy is already showing good results. Driven by the technical solutions and operational support that we delivered to the intelligence community and homeland security markets, the company completed its 38th year in strong fashion. Incremental revenues were generated under several intelligence contracts, our new NATO Active Layered Theater Ballistic Missile Defense contract, and orders and delivery of cargo and container inspection systems. In addition, we saw solid growth in providing professional services to government and commercial customers in the energy, public health and environmental sciences markets. In the energy markets, we have generated strong growth in IT optimization and outsourcing for large oil, gas and utilities customers worldwide.

Revenues for our FY07, which ended January 31, 2007, were $8.3 billion, up 7% from FY06. Operating income for FY07 was $585 million, up 19% over the previous fiscal year. Income from continuing operations was $369 million, up 8%. Cash flow from operations was $704 million, up 20% from the previous fiscal year.

We are committed to improving top line revenues and bottom line margins while generating solid operating cash flow.

Strategic Acquisitions. During FY07, we made key strategic acquisitions to expand our capabilities in high-growth markets, such as intelligence and logistics and product support, and


From Science to Solutions

to broaden our technical expertise. To enhance our intelligence offerings, we acquired Applied Marine Technology Inc., a leading provider of services, products and expertise, particularly to the special warfare and intelligence communities, including the areas of homeland security and the Global War on Terrorism. We also acquired bd Systems Inc., which gives us more capability and a greater footprint in aerospace engineering, with strong positions at Northern Command and at the Space and Missile System Center.

Our acquisition of Varec Inc. expands our logistics offerings in the defense, aviation, and oil and gas markets. To grow our technology base, we acquired AETC Inc., which enhances our expertise in remote sensing technology, and Applied Ordnance Technology, which complements our capabilities in ordnance and weapons systems engineering and design.

Looking to the Future. To sharpen our market focus and better serve our customers, we recently announced that we would reduce our number of groups from five to four. The move was aimed at aligning key research and technology capabilities more closely with strategic business thrusts to better serve our customers. We have brought our IT service business across all markets into a single group, and we have focused our defense mission expertise in one group to improve our competitiveness.

SAIC's business units are its engines of innovation and growth; to improve our alignment and facilitate collaboration, we shifted these units, intact, between our groups.

An important dimension of these changes is leadership at SAIC. We are conducting the succession planning necessary for long-term success. We are recognizing and developing our high-potential leaders and promoting from within.

In another move toward the future, we have reached a mutual agreement with the Greek government on a contract modification that allows SAIC and its teammates to deliver a state-of-the-art security system. The modification clarifies the parties' obligations on this large contract, which was begun before the 2004 Athens Olympics but had fallen into dispute.

In summary, with our outstanding workforce aligned behind our strategies, we have the people, tools and structure needed to position us to achieve our long-term strategy and objectives. We are on track to maintain our momentum in FY08.

Ken Dahlberg

Ken Dahlberg
CEO and Chairman of the Board

Financial Highlights



Revenues
Millions
2007 $8,294
2006 $7,775
2005 $7,172
$9,000
$6,000
$3,000
$0
'03
'07



Operating Income
Millions
2007 $585
2006 $490
2005 $483
$600
$300
$0
'03
'07



Stockholders' Equity
Millions
2007 $1,536
2006 $2,807
2005 $2,351
$3,000
$2,000
$1,000
$0
'03
'07

For Revenues and Operating Income, all years presented have been restated to present Telcordia Technologies, Inc. and ANXeBusiness Corp. as discontinued operations. In addition, Diluted Earnings per Share have been restated to give effect for the reorganization merger in connection with our initial public offering.



Diluted Earnings per Share
2007 $1.07
2006 $2.58
2005 $1.09
$2.50
$2.00
$1.50
$1.00
$.50
$0
'03
'07



Net Income
Millions
2007 $391
2006 $927
2005 $409
$900
$600
$300
$0
'03
'07

Proxy Statement

[THIS PAGE INTENTIONALLY LEFT BLANK]


From Science to Solutions

SAIC, INC.
10260 Campus Point Drive
San Diego, California 92121

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

To Be Held June 8, 2007

NOTICE IS HEREBY GIVEN that the Annual Meeting of Stockholders of SAIC, Inc., a Delaware corporation (the "Company"), will be held at the SAIC Conference Center, 1710 SAIC Drive, McLean, Virginia, on Friday, June 8, 2007, at 1:00 p.m. (local time). For the convenience of our employees and stockholders, the meeting will be videocast to Conference Room 2040 in Building D of our offices at 10260 Campus Point Drive, San Diego, California and to other locations and will be webcast on our website (www.saic.com) and our internal website, ISSAIC. The Annual Meeting is being held for the following purposes:

1. To elect four Class I directors;
2. To approve an amendment to our certificate of incorporation to provide for the annual election of directors;
3. To approve an amendment to our certificate of incorporation to eliminate the distinction between series of our class A preferred stock;
4. To approve the material terms of and certain amendments to our 2006 Equity Incentive Plan;
5. To ratify the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending January 31, 2008; and
6. To transact such other business as may properly come before the meeting or any adjournments, postponements or continuations thereof.

Only stockholders of record at the close of business on April 10, 2007, are entitled to notice of and to vote at the Annual Meeting and at any and all adjournments, postponements or continuations thereof. A list of stockholders entitled to vote at the meeting will be available for inspection at 10010 Campus Point Drive, San Diego, California, and 1710 SAIC Drive, McLean, Virginia for at least 10 days prior to the meeting and will also be available for inspection at the meeting.

By Order of the Board of Directors

Doug Scott

Douglas E. Scott
Senior Vice President,
General Counsel and Corporate Secretary

San Diego, California
May 7, 2007

YOUR VOTE IS IMPORTANT

You are cordially invited to attend the Annual Meeting. However, to ensure that your shares are represented at the meeting, please submit your proxy or voting instructions (1) over the Internet, (2) by telephone or (3) by mail. For specific instructions regarding how to vote, please refer to the questions and answers beginning on the first page of this proxy statement or the instructions on the proxy and voting instruction card. Submitting a proxy or voting instructions will not prevent you from attending the Annual Meeting and voting in person, if you so desire, but will help us secure a quorum and reduce the expense of additional proxy solicitation.

[THIS PAGE INTENTIONALLY LEFT BLANK]


From Science to Solutions

SAIC, INC.
10260 Campus Point Drive
San Diego, California 92121

ANNUAL MEETING OF STOCKHOLDERS
To Be Held June 8, 2007

PROXY STATEMENT

This proxy statement is being furnished to the stockholders of SAIC, Inc., a Delaware corporation (the "Company"), in connection with the solicitation of proxies by our Board of Directors for use at the Annual Meeting of Stockholders of the Company (the "Annual Meeting") to be held at the SAIC Conference Center, 1710 SAIC Drive, McLean, Virginia, on Friday, June 8, 2007, at 1:00 p.m. (local time) and at any and all adjournments, postponements or continuations thereof. In this proxy statement, we use the terms "Company," "we," "us" and "our" to refer collectively to SAIC, Inc. and its wholly-owned subsidiary, Science Applications International Corporation. This proxy statement and the proxy and voting instruction card are first being mailed or delivered to the stockholders of the Company on or about May 7, 2007.

INFORMATION ABOUT THE ANNUAL MEETING

What is the purpose of the Annual Meeting?

At the Annual Meeting, the stockholders of the Company are being asked to consider and vote upon the following matters:

1. The election of four Class I directors;
2. An amendment to our certificate of incorporation to provide for the annual election of directors;
3. An amendment to our certificate of incorporation to eliminate the distinction between series of our class A preferred stock;
4. The material terms of and certain amendments to our 2006 Equity Incentive Plan;
5. The ratification of the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for the fiscal year ending January 31, 2008; and
6. Such other business as may properly come before the meeting or any adjournments, postponements or continuations thereof.

When and where will the Annual Meeting be held?

The Annual Meeting will be held at the SAIC Conference Center, 1710 SAIC Drive, McLean, Virginia, on Friday, June 8, 2007, at 1:00 p.m. (local time).

Who can attend the Annual Meeting?

All stockholders or their duly appointed proxies may attend the meeting.

INFORMATION ABOUT VOTING RIGHTS AND SOLICITATION OF PROXIES

Who is entitled to vote at the Annual Meeting?

Only stockholders of record of our common stock, par value $0.0001 per share ("common stock"), and our class A preferred stock, par value $0.0001 per share ("class A preferred stock"), as of the close of business on our record date of April 10, 2007, are entitled to notice of and to vote at the Annual Meeting. As of April 10, 2007, there were 98,876,831 shares of common stock and 318,010,754 shares of class A preferred stock outstanding. We have no other class of capital stock outstanding. The common stock and the class A preferred stock vote together as a single class on all matters.

What constitutes a quorum?

The presence, either in person or by proxy, of the holders of a majority of the total voting power of the shares of common stock and class A preferred stock outstanding as of April 10, 2007, is necessary to constitute a quorum and to conduct business at the Annual Meeting. Abstentions and broker "non-votes" will be counted as present for purposes of determining the presence of a quorum. A broker "non-vote" occurs when a broker, bank or other nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that matter and has not received voting instructions from the beneficial owner.

How many votes am I entitled to?

Each holder of common stock will be entitled to one vote per share and each holder of class A preferred stock will be entitled to 10 votes per share, in person or by proxy, for each share of stock held in such stockholder's name as of April 10, 2007, on any matter submitted to a vote of stockholders at the Annual Meeting. However, in the election of directors, all shares are entitled to be voted cumulatively. Accordingly, in voting for directors: (i) each share of common stock is entitled to as many votes as there are directors to be elected; (ii) each share of class A preferred stock is entitled to 10 times as many votes as there are directors to be elected and (iii) each stockholder may cast all of such votes for a single nominee or distribute them among any two or more nominees as such stockholder chooses. To apportion your votes among two or more nominees other than on a pro rata basis, you must either submit your proxy or voting instructions using a proxy and voting instruction card or by ballot in person at the Annual Meeting, stating explicitly how you intend to apportion your votes. You may not submit your proxy or voting instructions over the Internet or by telephone if you wish to distribute your votes unevenly among two or more nominees. Unless otherwise directed, shares represented by properly executed proxies will be voted at the discretion of the proxy holders so as to elect the maximum number of the Board of Directors' nominees that may be elected by cumulative voting.

How do I vote my shares?

Shares of common stock and class A preferred stock represented by properly executed proxies received in time for voting at the Annual Meeting will, unless such proxies have previously been revoked, be voted in accordance with the instructions indicated thereon. In the absence of specific instructions, the shares represented by properly executed proxies will be voted as follows:

- FOR the election of directors so as to elect the maximum number of the Board of Directors' nominees that may be elected by cumulative voting;

- FOR the amendment of our certificate of incorporation to provide for the annual election of directors;
- FOR the amendment of our certificate of incorporation to eliminate the distinction between series of our class A preferred stock;
- FOR the approval of the material terms of and certain amendments to our 2006 Equity Incentive Plan; and
- FOR the ratification of the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for the fiscal year ending January 31, 2008.

No business other than that set forth in the accompanying Notice of Annual Meeting is expected to come before the Annual Meeting; however, should any other matter requiring a vote of stockholders properly come before the Annual Meeting, it is the intention of the proxy holders to vote such shares in accordance with their best judgment on such matter.

There are four different ways to vote your shares:

By Internet: You may submit a proxy or voting instructions over the Internet by following the instructions at www.proxyvote.com.

By Telephone: You may submit a proxy or voting instructions by calling 1-800-690-6903 and following the instructions.

By Mail: If you received your proxy materials via the U.S. mail, you may complete, sign and return the accompanying proxy and voting instruction card in the postage-paid envelope provided.

In Person: If you are a stockholder as of the record date of April 10, 2007, and attend the meeting at the SAIC Conference Center in McLean, Virginia, you may vote in person at the meeting.

Submitting a proxy will not prevent a stockholder from attending the Annual Meeting and voting in person. Any proxy may be revoked at any time prior to the exercise thereof by delivering in a timely manner a written revocation or a new proxy bearing a later date to the Corporate Secretary of the Company as described below, or by attending the Annual Meeting and voting in person. The mailing address of the Corporate Secretary is 10260 Campus Point Drive, San Diego, California 92121. Attendance at the Annual Meeting will not, however, in and of itself constitute a revocation of a proxy.

Proxies or notices of revocation of proxies must be submitted no later than 11:59 p.m. Eastern time on June 7, 2007 and voting instructions or notices of revocation of voting instructions must be submitted no later than 11:59 p.m. Eastern time on June 5, 2007.

How are the shares held by the Retirement Plans voted?

Each participant in the Science Applications International Corporation Retirement Plan (the "SAIC Retirement Plan"), the Telcordia Technologies 401(k) Savings Plan of Telcordia Technologies, Inc., a wholly-owned subsidiary of the Company prior to its sale on March 15, 2005 (the "Telcordia Plan") and the AMSEC Employees 401(k) Profit Sharing Plan of AMSEC LLC, a joint venture of which the Company owns 55% (the "AMSEC Plan") (collectively, the "Retirement Plans") has the right to instruct Vanguard Fiduciary Trust Company, as trustee of the Retirement Plans (the "Trustee"), on a confidential basis as to how to vote his or her proportionate interests in all allocated shares of common stock and class A preferred stock held in the Retirement Plans. The Trustee will vote all allocated shares held in the Retirement Plans as to which no voting instructions are received, together with all unallocated shares held in the Retirement Plans, in the same proportion, on a plan-by-plan basis, as the allocated shares for which voting instructions have been received. The Trustee's duties with respect to voting the common stock and class A preferred stock in the Retirement Plans are governed by the fiduciary provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The fiduciary provisions of ERISA may require, in certain limited circumstances, that the Trustee override the votes of participants with respect to the common stock and class A preferred stock held by the Trustee and to determine, in the Trustee's best judgment, how to vote the shares.

How are the shares held by the Stock Plans voted?

Under the terms of our Stock Compensation Plan, Management Stock Compensation Plan and Key Executive Stock Deferral Plan (collectively, the "Stock Plans"), Wachovia Bank, N.A. ("Wachovia"), as trustee of the Stock Plans, has the power to vote the shares of class A preferred stock held by Wachovia in the Stock Plans. Wachovia will vote all such shares in the same proportion that the other stockholders of the Company vote their shares of common stock and class A preferred stock.

What is the difference between a "stockholder of record" and a "beneficial" holder?

These terms describe how your shares are held. If your shares are registered directly with Mellon Investor Services, our transfer agent, then you are a "stockholder of record." If your shares are held in the name of a broker, bank, trust or other nominee as a custodian, then you are a "beneficial" holder.

Who is soliciting these proxies?

The Board of Directors is soliciting these proxies and the cost of the solicitation will be borne by the Company, including the charges and expenses of persons holding shares in their name as nominee incurred in connection with forwarding proxy materials to the beneficial owners of such shares. In addition to the use of the mail, proxies may be solicited by our officers, directors and regular employees in person, by telephone or by email. Such individuals will not be additionally compensated for such solicitation but may be reimbursed for reasonable out-of-pocket expenses incurred in connection with such solicitation. We have also retained Morrow & Co., Inc. to assist in the solicitation of proxies for a fee of $10,000 plus other charges and reimbursement of expenses.

PROPOSAL I—ELECTION OF DIRECTORS

Our Board of Directors has recommended four nominees for election as Class I directors. Our certificate of incorporation provides for a "classified" Board of Directors consisting of three classes which shall be as equal in number as possible. The number of directors is currently set at 12 directors, with four directors in each of Classes I, II and III.

Effect of Reorganization Merger on Board Structure

In October 2006, in connection with becoming a publicly-traded company, we completed a reorganization merger pursuant to which our predecessor company, Science Applications International Corporation (which we refer to as "Old SAIC"), became our wholly-owned subsidiary. In connection with this reorganization merger, a certificate of incorporation was adopted for SAIC, Inc. which – like that of Old SAIC – provides for a "classified" Board of Directors consisting of Class I, Class II and Class III directors. Under the terms of the SAIC, Inc. certificate of incorporation, each director serves a three year term that ends on the third annual meeting following the annual meeting at which he or she was elected. However, the certificate of incorporation provides that the directors first elected to each of Class I, Class II and Class III prior to our initial public offering in October 2006 serve for slightly shortened terms. As a result:

- the directors first elected to Class I serve for a term that ends following the annual meeting next following the completion of our initial public offering (i.e., our 2007 Annual Meeting of Stockholders);
- the directors first elected to Class II serve for a term that ends on the second annual meeting next following the completion of our initial public offering (i.e., our 2008 Annual Meeting of Stockholders); and
- the directors first elected to Class III serve for a term that ends on the third annual meeting next following the completion of our initial public offering (i.e., our 2009 Annual Meeting of Stockholders).

In connection with the adoption of the certificate of incorporation of SAIC, Inc., our directors were elected to each of the three classes in a manner that was intended to approximate their terms on the board of directors of Old SAIC. As a result:

- the Old SAIC Class II directors (whose terms were to expire at the 2007 Annual Meeting of Stockholders) were appointed as our Class I directors;
- the Old SAIC Class III directors (whose terms were to expire at the 2008 Annual Meeting of Stockholders) were appointed as our Class II directors; and
- the Old SAIC Class I directors (whose terms were to expire at the 2009 Annual Meeting of Stockholders) were appointed as our Class III directors.

The only exception made to the above appointments of active directors was with respect to H.M.J. Kraemer, Jr., who was a Class I director of Old SAIC and who was elected as one of our Class I directors in order to even out the number of directors in each class. We have identified below each of the relevant classes in which our directors are serving.

Nominees for Class I Directors

At the Annual Meeting, four Class I directors are to be elected to serve three-year terms ending in 2010 or until their successors are elected and qualified. Currently, K.C. Dahlberg, H.M.J. Kraemer, Jr., J.P. Walkush and

A.T. Young serve as Class I directors. At the Annual Meeting, each of K.C. Dahlberg, H.M.J. Kraemer, Jr. and A.T. Young has been nominated to serve as Class I directors for a three-year term. In addition, General J.P. Jumper, who was originally appointed to fill a vacancy in our Class II directors, effective June 8, 2007, has also been nominated to serve as a Class I director. However, if the proposed amendment to our certificate of incorporation to provide for the annual election of directors is approved, then the terms of all directors, including those elected at the Annual Meeting, will end at the next annual meeting of stockholders, or until their successors are elected and qualified. Thereafter, all directors will be elected for one-year terms or until their successors are elected and qualified. Assuming that each of the proposed Class I nominees is elected, the number of directors will thereafter be set at 11, with four directors in Class I, three directors in Class II and four directors in Class III.

All Class I nominees have been nominated by the Board of Directors based on the recommendation of the Nominating and Corporate Governance Committee. To the best knowledge of the Board of Directors, all of the nominees are, and will be, able and willing to serve. Each nominee has consented to be named in this proxy statement and to serve if elected.

Unanimous Recommendation of the Board of Directors; Vote Required

The Board of Directors unanimously recommends a vote FOR each nominee. The four nominees who receive the most "FOR" votes will be elected as Class I directors, and abstentions and withheld votes will generally not have an effect on the outcome of this vote. The Board of Directors, however, has adopted a policy whereby any nominee for director in an uncontested election (i.e., an election in which the number of nominees does not exceed the number of directors to be elected) who receives a greater number of votes "withheld" from his or her election than voted "for" such election will tender his or her resignation for consideration by the Nominating and Corporate Governance Committee. In such a circumstance, the Nominating and Corporate Governance Committee will recommend to the Board of Directors the action to be taken with respect to such offer of resignation, and the Board of Directors will promptly disclose its decision as to whether or not to accept or reject the tendered resignation in a press release, current report on Form 8-K filed with the Securities and Exchange Commission or some other permissible manner.

Shares of common stock and class A preferred stock represented by properly executed, timely received and unrevoked proxies will be voted in accordance with the instructions indicated thereon. In the absence of specific instructions, the shares represented by properly executed proxies will be voted "FOR" the election of directors so as to elect the maximum number of the Board of Directors' nominees that may be elected by cumulative voting. In the event that any of the four nominees listed below should become unable to stand for election at the Annual Meeting, the proxy holders intend to vote for such other person, if any, as may be designated by the Board of Directors, in the place and stead of any nominee unable to serve.

Nominees and Members of the Board of Directors

Set forth below is a brief biography of each nominee for election as a Class I director and of all other members of the Board of Directors who will continue in office. All references below to duration of service as one of our directors include service as a director of Old SAIC.

NOMINEES FOR ELECTION AS CLASS I DIRECTORS—TERM ENDING 2010

K.C. Dahlberg, age 62
Chief Executive Officer and Chairman of the Board and Director **Director since 2003**

Mr. Dahlberg has served as Chairman of the Board since July 2004 and Chief Executive Officer and director since November 2003. Mr. Dahlberg served as President from November 2003 to March 2006. Prior to joining us, Mr. Dahlberg served as Corporate Executive Vice President of General Dynamics Corp. from March 2001 to October 2003. Mr. Dahlberg served as President of Raytheon International from February 2000 to March 2001, and from 1997 to 2000 he served as President and Chief Operating Officer of Raytheon Systems Company. Mr. Dahlberg held various positions with Hughes Aircraft from 1967 to 1997. Mr. Dahlberg is also on the board of directors of Teledyne Technologies, Incorporated.

General J.P. Jumper (USAF Retired), age 62

Director **Director since 2007**

General Jumper retired from the United States Air Force, effective November 1, 2005. From September 2001 through November 2005, General Jumper was Chief of Staff of the United States Air Force, serving as the senior uniformed Air Force officer responsible for the organization, training and equipping of active-duty, guard, reserve and civilian forces serving in the United States and overseas. As a member of the Joint Chiefs of Staff, General Jumper functioned as a military advisor to the Secretary of Defense, National Security Council and the President. General Jumper is also a member of the boards of directors of Goodrich Corporation, Jacobs Engineering Group Inc., TechTeam Global, Inc. and Vought Aircraft Industries, Inc.

H.M.J. Kraemer, Jr., age 52

Director **Director since 1997**

Mr. Kraemer has been an executive partner of Madison Dearborn Partners, LLC, a private equity investment firm, since April 2005, and has served as a professor at the Kellogg School of Management at Northwestern University since January 2005. Mr. Kraemer previously served as the Chairman of Baxter International, Inc., or Baxter, a health-care products, systems and services company, from January 2000 until April 2004, as Chief Executive Officer of Baxter from January 1999 until April 2004 and as President of Baxter from April 1997 until April 2004. Mr. Kraemer also served as the Senior Vice President and Chief Financial Officer of Baxter from November 1993 to April 1997. Mr. Kraemer is also on the board of directors of Sirona Dental Systems, Inc.

A.T. Young, age 69

Lead Director **Director since 1995**

Mr. Young retired from Lockheed Martin Corp. in 1995 after having served as an Executive Vice President from March 1995 to July 1995. Prior to its merger with Lockheed Corporation, Mr. Young served as the President and Chief Operating Officer of Martin Marietta Corp. from 1990 to 1995. Mr. Young is also on the board of directors of Goodrich Corporation.

CLASS II DIRECTORS—TERM ENDING 2008

J.J. Hamre, age 56

Director **Director since 2005**

Dr. Hamre has served as the President and Chief Executive Officer of the Center for Strategic & International Studies, a public policy research institution, since 2000. Dr. Hamre served as U.S. Deputy Secretary of Defense from 1997 to 2000 and Under Secretary of Defense (Comptroller) from 1993 to 1997. Dr. Hamre is also a member of the boards of directors of ChoicePoint, Inc., ITT Industries, Inc. and MITRE Corporation.

A.K. Jones, age 65

Director **Director since 1998**

Dr. Jones is the Quarles Professor of Engineering at the University of Virginia, where she has taught since 1989. From 1993 to 1997, Dr. Jones was on leave of absence from the University to serve as Director of Defense Research and Engineering in the U.S. Department of Defense. Dr. Jones also served as a director of the Company from 1987 to 1993.

E.J. Sanderson, Jr., age 58

Director **Director since 2002**

Mr. Sanderson retired from Oracle Corporation in 2002 after having served as an Executive Vice President since 1995. At Oracle, Mr. Sanderson was responsible for Oracle Product Industries, Oracle Consulting, and the Latin American Division. Prior to that he was President of Unisys World-wide Services and partner at both McKinsey & Company and Accenture (formerly Andersen Consulting).

CLASS III DIRECTORS—TERM ENDING 2009

W.H. Demisch, age 62

Director **Director since 1990**

Mr. Demisch has been a principal of Demisch Associates LLC, a consulting firm, since 2003. He was a Managing Director of Dresdner Kleinwort Wasserstein, formerly Wasserstein Perella Securities, Inc., from 1998 to 2002. From 1993 to 1998, he was Managing Director of BT Alex. Brown, and from 1988 to 1993, he was Managing Director of UBS Securities, Inc.

J.A. Drummond, age 67

Director **Director since 2003**

Mr. Drummond was employed by BellSouth Corporation from 1962 until his retirement in December 2001. He served as Vice Chairman of BellSouth Corporation from January 2000 until his retirement. He was President and Chief Executive Officer of BellSouth Communications Group, a provider of traditional telephone operations and products, from January 1998 until December 1999. He was President and Chief Executive Officer of BellSouth Telecommunications, Inc. from January 1995 until December 1997. Mr. Drummond is also a member of the boards of directors of Borg-Warner Automotive, AirTran Holdings, Inc. and Centillium Communications, Inc.

M.E. John, age 58

Director **Director since 2007**

Dr. John retired from Sandia National Laboratories, a science and engineering laboratory, in September 2006, after having served as Vice President of Sandia's California Division from April 1999 to September 2006. She previously served in a number of managerial and technical roles for Sandia from 1982 to 1999. Dr. John is a member of the Department of Defense's Defense Science Board and Threat Reduction Advisory Committee and the National Research Council's Naval Studies Board.

L.A. Simpson, age 70

Director **Director since 2006**

Mr. Simpson has served as President and Chief Executive Officer, Capital Operations, of GEICO Corporation, an auto insurer, since May 1993. Mr. Simpson previously served as Vice Chairman of the Board of GEICO from 1985 to 1993. Mr. Simpson is also a member of the board of directors of VeriSign, Inc.

CORPORATE GOVERNANCE

Corporate Governance Guidelines

Our Board of Directors has adopted Corporate Governance Guidelines which include criteria for determining the independence and qualification of our directors. These guidelines are available on our website at www.saic.com by clicking on the link entitled "Investor Relations" and then on the link entitled "Corporate Governance." These guidelines were adopted by the Board to help ensure that the Board is independent from management and adequately performs its oversight responsibility over the Company and management and to help align the interests of the Board and management with those of our stockholders. The Nominating and Corporate Governance Committee regularly reviews corporate governance developments and recommends revisions to these Corporate Governance Guidelines, as necessary.

Director Independence

The Board of Directors annually determines the independence of each of our directors and nominees in accordance with the Corporate Governance Guidelines. These guidelines provide that "independent" directors are those who are independent of management and free from any relationship that, in the judgment of the Board of Directors, would interfere with their exercise of independent judgment. No director qualifies as independent unless the Board affirmatively determines that the director has no material relationship with the Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company). The Board has established independence standards set forth in the Corporate Governance Guidelines that include all elements of independence required by the listing standards of the New York Stock Exchange.

All members of the Audit, Compensation and Nominating and Corporate Governance Committees must be independent directors as defined by the Corporate Governance Guidelines. Members of the Audit Committee must also satisfy a separate independence requirement pursuant to the Securities Exchange Act of 1934, as amended, which requires that they may not accept directly or indirectly any consulting, advisory or other compensatory fee from the Company or any of its subsidiaries other than their directors' compensation.

Each year, our directors are obligated to complete a questionnaire which requires them to disclose any transactions with the Company in which the director or any member of his or her immediate family might have a direct or potential conflict of interest. Based on its review, the Board of Directors determined that all of its non-employee directors, each of whom is named below, are independent under its guidelines and free from any relationship that would interfere with the exercise of their independent judgment:

W.H. Demisch	J.P. Jumper
J.A. Drummond	H.M.J. Kraemer, Jr.
J.J. Hamre	E.J. Sanderson, Jr.
M.E. John	L.A. Simpson
A.K. Jones	A.T. Young

In addition to these current non-employee directors, the Board of Directors made a similar independence determination during the fiscal year ended January 31, 2007 ("fiscal 2007") with respect to C.B. Malone, whose term expired at our 2006 Annual Meeting of Stockholders as a result of her having reached our mandatory retirement age for directors under our Corporate Governance Guidelines.

With respect to our current employee directors, K.C. Dahlberg (our Chairman and Chief Executive Officer) and J.P. Walkush (an Executive Vice President) were not considered independent since they are officers and employees of the Company. Similarly, J.H. Warner, Jr. (an Executive Vice President and our former Chief Administrative Officer) and D.H. Foley (an Executive Vice President and our former Chief Engineering and Technology Officer), each of whom served as directors during fiscal 2007, were also not deemed to be independent.

Board of Directors Meetings and Committees

During the fiscal year ended January 31, 2007 ("fiscal 2007"), the Board of Directors held 15 meetings of the entire board and 7 meetings of only the independent directors. Average attendance at such meetings of the Board of Directors was 94%. During fiscal 2007, all incumbent directors attended at least 75% of the aggregate of the meetings of the Board of Directors and committees of the Board of Directors on which they served. In addition, all directors attended the 2006 Annual Meeting of Stockholders. It is the Company's policy that all directors attend our annual meetings.

The Board of Directors has the following principal standing committees: an Audit Committee, a Compensation Committee, an Ethics and Corporate Responsibility Committee, a Finance Committee and a Nominating and Corporate Governance Committee. The charters of these committees are available on our website at www.saic.com by clicking on the links entitled "Investor Relations," "Corporate Governance" and then "Board Committees."

Audit Committee

The current members of the Audit Committee are H.M.J. Kraemer, Jr (Chairperson), W.H. Demisch, J.A. Drummond, A.K. Jones and A.T. Young. The Board of Directors has determined that each of the members of the Audit Committee is independent for purposes of our Corporate Governance Guidelines, as well as for purposes of the requirements of the Securities Exchange Act of 1934, as amended. In addition, the Board of Directors has determined that W.H. Demisch, J.A. Drummond, H.M.J. Kraemer, Jr. and A.T. Young qualify as Audit Committee "financial experts" as defined by the rules under the Securities Exchange Act of 1934, as amended. The backgrounds and experience of the Audit Committee financial experts are set forth above in "Proposal I – Election of Directors." The responsibilities of the Audit Committee are described below under the caption "Audit Committee Report." The Audit Committee held 14 meetings during fiscal 2007.

Compensation Committee

The current members of the Compensation Committee are E.J. Sanderson, Jr. (Chairperson), W.H. Demisch, A.K. Jones and H.M.J. Kraemer, Jr. The Board of Directors has determined that each of the members of the Compensation Committee is independent for purposes of our Corporate Governance Guidelines. The responsibilities of the Compensation Committee are set forth in its charter and include:

- determining the compensation of our Chief Executive Officer and reviewing and approving the compensation of our other executive officers;
- exercising all rights, authority and functions under all of our stock, retirement and other compensation plans;
- approving and making recommendations to the Board regarding non-employee director compensation;
- preparing an annual report on executive compensation for inclusion in our proxy statement or annual report on Form 10-K, in accordance with the rules and regulations of the Securities and Exchange Commission; and
- providing guidance and monitoring the formulation and implementation of human resource management.

In the exercise of its responsibilities, the Compensation Committee may delegate such of its authorities and responsibilities as the Committee deems proper to members of the Committee or to a subcommittee. The

Compensation Committee's processes and procedures for the consideration and determination of executive compensation are discussed in further detail under "Compensation Discussion and Analysis" below. The Compensation Committee held ten meetings during fiscal 2007.

Ethics and Corporate Responsibility Committee

The current members of the Ethics and Corporate Responsibility Committee are A.K. Jones (Chairperson), K.C. Dahlberg, J.A. Drummond, and J.J. Hamre. The responsibilities of the Ethics and Corporate Responsibility Committee are set forth in its charter and include:

- reviewing and making recommendations regarding the ethical responsibilities of the Company's employees and consultants under our administrative policies and procedures;
- reviewing and assessing our policies and procedures addressing the resolution of conflicts of interest involving the Company, our employees, officers and directors and addressing any potential conflict of interest involving the Company and a director or an executive officer;
- reviewing and establishing procedures for the receipt, retention and treatment of complaints regarding violations of our policies, procedures and standards related to ethical conduct and legal compliance; and
- reviewing and evaluating the effectiveness of our ethics, compliance and training programs and related administrative policies.

The Ethics and Corporate Responsibility Committee held four meetings during fiscal 2007.

Finance Committee

The current members of the Finance Committee are L.A. Simpson (Chairperson), W.H. Demisch, E.J. Sanderson, Jr., and A.T. Young. The responsibilities of the Finance Committee are set forth in its charter and include periodically reviewing and making recommendations to the Board of Directors and management of the Company concerning:

- our capital structure, including the issuance of equity and debt securities, the incurrence of indebtedness, payment of dividends and related matters;
- general financial planning, including cash flow and working capital management, capital budgeting and expenditures, tax planning and compliance and related matters;
- mergers, acquisitions and strategic transactions;
- proposed offers for the purchase or acquisition of our stock or assets;
- investor relations programs and policies;
- investment policies, financial performance and funding of our employee benefit and pension plans; and
- any other transactions or financial issues that the Board of Directors or management would like the committee to review.

The Finance Committee held three meetings during fiscal 2007.

Nominating and Corporate Governance Committee

The current members of the Nominating and Corporate Governance Committee are J.A. Drummond (Chairperson), J.J. Hamre, L.A. Simpson and A.T. Young. The Board of Directors has determined that each of the members of the Nominating and Corporate Governance Compensation Committee is independent for purposes of our Corporate Governance Guidelines. Currently, A.T. Young serves as the Company's Lead Director. The responsibilities of the Nominating and Corporate Governance Committee are set forth in its charter and include:

- evaluating, identifying and recommending nominees to the Board, including nominees proposed by stockholders;
- reviewing and making recommendations regarding the composition and procedures of the Board;
- making recommendations regarding the size, composition and charters of the committees of the Board;
- reviewing and developing long-range plans for Chief Executive Officer and management succession;
- developing and recommending to the Board a set of corporate governance principles, including recommending to the Board an independent director to serve as the Lead Director; and
- developing and overseeing an annual self-evaluation process of the Board and its committees.

The Nominating and Corporate Governance Committee held five meetings during fiscal 2007.

Director Nominations Process

As indicated, the Board of Directors has delegated to the Nominating and Corporate Governance Committee the responsibility for recommending nominees for membership on the Board. The Board believes its membership should reflect a broad range of experience, knowledge and judgment beneficial to the broad business diversity of the Company. The Board of Directors expects a high level of commitment from its members and will review a candidate's other commitments and service on other boards to ensure that the candidate has sufficient time to devote to the Company. In recommending nominees for membership on the Board, the Nominating and Corporate Governance Committee has been directed by the Board to observe the following principles:

- a majority of directors must meet the independence criteria established by the Board of Directors;
- based upon the desired Board size of 12 directors, no more than three directors may be employees of the Company;
- only a full-time employee who serves as either the Chief Executive Officer or one of his or her direct reports will be considered as a candidate for an employee director position; and
- no director nominee may be a consultant to the Company.

It is the policy of the Nominating and Corporate Governance Committee to only nominate candidates who will not attain the applicable retirement age during their term of office or who have agreed to resign from the Board upon their applicable birthday. The retirement age for non-employee directors is age 72 and the retirement age for employee directors is age 65.

The Nominating and Corporate Governance Committee utilizes a variety of methods for identifying and evaluating nominees for director. The Committee regularly assesses the Board's current and projected strengths and needs by, among other things, reviewing the Board's current profile, its director membership criteria as stated in the Corporate Governance Guidelines and our current and future needs. In considering candidates for election at annual meetings of stockholders, the Committee first identifies those incumbent directors whose terms expire at the upcoming meeting and who wish to continue their service on the Board. The Board of Directors and the Committee believe that the continuing service of qualified incumbent directors promotes stability and continuity, contributing to the Board's ability to work together as a collective body and giving us the benefit of experience and insight that its directors have accumulated during their tenure. Accordingly, the Committee's process for identifying and evaluating nominees reflects the Committee's general practice of re-nominating incumbent directors who the Committee believes continue to satisfy the Board's criteria for membership on the Board and who continue to make important contributions to the Board and the Company.

To the extent that vacancies in the Board are anticipated or otherwise arise, the Committee prepares a target candidate profile and develops an initial list of director candidates identified by the current members of the Board, business contacts, community leaders and members of management. The Committee may also retain a professional search firm to assist it in developing a list of qualified candidates, although the Committee has not utilized the services of such firms to date. The Nominating and Corporate Governance Committee would also consider any stockholder recommendations for director nominees that are properly received in accordance with our bylaws, as discussed below, and applicable rules and regulations of the Securities and Exchange Commission.

The Committee then screens and evaluates the resulting slate of director candidates to identify those individuals who best fit the target candidate profile and Board membership criteria and provides the Board of Directors with its recommendations. The Board of Directors then considers the recommendations and votes on whether to nominate the director candidate for election by the stockholders at the annual meeting or to appoint the director candidate to fill a vacancy on the Board.

Stockholder Nominations

As indicated above, any stockholder may nominate a person for election as a director of the Company by complying with the procedures set forth in our bylaws. Under Section 3.03 of our bylaws, in order for a stockholder to nominate a person for election as a director, such stockholder must give timely notice to our Corporate Secretary prior to the meeting at which directors are to be elected. To be timely, notice must be delivered to the Corporate Secretary not later than the close of business on the 90th day, nor earlier than the close of business on the 120th day, prior to the first anniversary of the preceding year's annual meeting. (In the event, however, that the date of the annual meeting is more than 30 days before or more than 70 days after such anniversary date, notice by the stockholder must be delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made by the Company, whichever occurs later).

Such stockholder's notice must include certain information about the nominee, including his or her name, age, business address and residence address, principal occupation or employment, the class and number of shares of our capital stock which are beneficially owned by the person and such other information as would be required to be disclosed in a proxy statement soliciting proxies for the election of the proposed nominee. In addition, the notice must contain certain information about the stockholder proposing to nominate that person. The foregoing requirements of Section 3.03 of our bylaws are deemed satisfied by a stockholder if the stockholder has notified the Company of his or her intention to present a nomination at an annual meeting in compliance with applicable rules and regulations promulgated under the Exchange Act and such stockholder's nomination has been included in a proxy statement that has been prepared by us to solicit proxies for such annual meeting. We may require any proposed nominee to furnish such other information as may reasonably be required to determine the eligibility of such proposed nominee to serve as a director.

Compensation Committee Interlocks and Insider Participation

None of the members of our Compensation Committee has, at any time, been an officer or employee of ours. None of our executive officers currently serves, or in the past fiscal year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our Board of Directors or Compensation Committee.

Related Party Transactions

The Board of Directors has adopted policies and procedures for the review and approval of transactions between the Company and certain "related parties," which are generally considered to be our directors and executive officers, nominees for director, holders of five percent or more of our outstanding capital stock and members of their immediate families. The Board of Directors has delegated to the Ethics and Corporate Responsibility Committee the authority to review and approve the material terms of any proposed related party transactions. To the extent that a proposed related party transaction may involve a non-employee director or nominee for election as a director and may be material to a consideration of that person's independence, the matter is also considered by the Chairman of the Board of Directors and the Chairperson of the Nominating and Corporate Governance Committee.

In determining whether to approve or ratify a related party transaction, the Ethics and Corporate Responsibility Committee considers, among other factors it deems appropriate, the potential benefits to the Company, the impact on a director's or nominee's independence or an executive officer's relationship with or service to the Company, whether the related party transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances and the extent of the related party's interest in the transaction. In deciding to approve a transaction, the Committee may, in its sole discretion, impose such conditions as it deems appropriate on the Company or the related party. Any transactions involving the compensation of executive officers, however, are to be reviewed and approved by the Compensation Committee. If a related party transaction will be ongoing, the Ethics and Corporate Responsibility Committee may establish guidelines to be followed in the Company's ongoing dealings with the related party. Thereafter, the Ethics and Corporate Responsibility Committee, on at least an annual basis, is to review and assess ongoing relationships with the related party to see that they are in compliance with the Committee's guidelines and that the related party transaction remains appropriate.

Communications with the Board

Stockholders may contact directors by writing to them either individually, the independent directors as a group, or the Board of Directors generally at the following address:

SAIC, Inc.
Attention: Corporate Secretary
10260 Campus Point Drive, M/S F-3
San Diego, CA 92121

Communications sent to an individual director will be forwarded directly to the individual director. Communications sent to the Board of Directors will be forwarded to the Chairman of the Board of Directors and to the Lead Director. Communications sent to the independent directors as a group will be forwarded to the Lead Director on behalf of all independent directors.

COMPENSATION DISCUSSION AND ANALYSIS

Overview and Objectives of Compensation Program

Our compensation program is designed to attract, retain, motivate and reward talented employees who can help contribute to our long-term financial performance and build value for our stockholders. The Compensation Committee of our Board of Directors is responsible for overseeing our compensation program, including compensation awarded to those officers who have been designated as our Named Executive Officers for fiscal 2007.

In overseeing this program and determining the relevant amounts, combination and type of compensation to be awarded to our executives, the Compensation Committee considers the following principles:

- ***Compensation Should Reflect an Individual's Responsibility and Specific Contributions.*** The amount and type of compensation awarded to our executive officers should reflect their individual job responsibilities, the expectations placed upon them by our Board of Directors, Compensation Committee and Chief Executive Officer and their previous and expected future contributions to the Company.

- ***Compensation Should Reflect Company Performance.*** A substantial portion of total compensation received by our executive officers should be directly tied to and contingent upon the performance of the Company as a whole, including the performance of operational units under their management.

- ***Compensation Should Focus our Executives on Long-Term Financial Performance.*** A substantial portion of total compensation should be delivered in the form of vesting equity awards in order to align the long-term interests of our executive officers with those of our stockholders.

- ***Compensation Should Be Competitive in the Marketplace.*** In order to help us attract and retain talented executives, the amount and type of compensation that we provide needs to be competitive when compared to that provided by other peer companies with whom we compete for talent.

- ***Compensation Should Be Fair.*** Individual compensation levels should reflect differences in job responsibilities, geographies and marketplace considerations, and the overall structure and components of our compensation program should be broadly similar and equitable across all executives with similar responsibilities and expectations.

- ***Perquisites and Personal Benefits Should be Limited in Amount.*** Any perquisites and other personal benefits should be modest in amount and limited in nature to those that help assist our executive officers in effectively carrying out their responsibilities.

- ***Compensation Should Be Cost Effective.*** The compensation we provide should be cost-effective and structured, to the extent possible, to maximize favorable tax and accounting benefits for the Company.

Methodology for Determining Compensation

The Compensation Committee approves the compensation to be awarded to all of our executive officers, including our Named Executive Officers. The Compensation Committee consists entirely of independent directors who have significant industry and operational experience with respect to executive compensation matters. The duties and responsibilities of our Compensation Committee are set forth in a written charter, which has been approved by our Board of Directors, and are described in this proxy statement under the caption "Corporate Governance – Board of Directors Meetings and Committees."

Principal Elements of Compensation

Under the direction of our Compensation Committee, we provide the following principal elements of compensation to our executive officers, which we collectively refer to as "direct compensation":

- ***Base salary*** – We provide a fixed base salary to our executive officers to compensate them for services provided to the Company during the fiscal year;

- ***Cash incentive awards*** – We provide cash incentive awards to our executive officers which vary in amount depending upon the achievement of certain predetermined goals and objectives for the fiscal year; and

- ***Equity incentive awards*** – We provide equity incentive awards to our executive officers comprised of stock options and shares of restricted stock which are intended to reward them for prior and future performance, as well as to motivate them to stay with the Company and build stockholder value.

In addition to these elements of direct compensation, we provide our executive officers with other benefits generally available to all eligible employees, such as participation in our health and retirement plans. We also provide or reimburse costs associated with certain limited perquisites and personal benefits and provide our executive officers with certain change-in-control benefits.

Considerations in Determining Direct Compensation

Our Compensation Committee reviews and approves the amounts of direct compensation to be provided to our executive officers for each fiscal year. At the beginning of each fiscal year, the Committee determines (i) the amount of base salary to be provided for the upcoming year, (ii) the target and maximum amount of the cash incentive awards that may be earned for the year and the performance goals and criteria upon which the amounts of the awards will be determined and (iii) the amount of equity incentive awards. At the end of each fiscal year, the Committee approves the payment of cash incentive awards depending upon the achievement of the predetermined performance goals and criteria.

As part of its methodology in determining the relevant amounts of direct compensation to be awarded to our executive officers, our Compensation Committee generally considers the following:

- ***Individual Performance***. Our Compensation Committee considers individual performance during the prior fiscal year. As part of this exercise, the Committee reviews a performance assessment for each of our executive officers, as well as compensation recommendations provided by the Chief Executive Officer and director of human resources. In addition, the Committee considers whether the executive officer has achieved certain pre-determined objectives applicable to his or her organization, his or her individual contributions to the Company and other leadership accomplishments. With respect to our Chief Executive Officer, the Compensation Committee meets in executive session and evaluates his performance based on his achievement of certain performance objectives that were established and agreed-upon at the beginning of the fiscal year. The Committee also considers the Chief Executive Officer's general contributions to the Company's performance and other leadership accomplishments.

- ***Company Performance***. The Committee considers the performance of the Company, including any corporate or operational units under an executive's management. In particular, Company performance determines the amount of any cash incentive awards to be paid at the end of the fiscal year, as such amounts are principally determined based upon the Company's achievement of financial and operational objectives set at the beginning of the fiscal year. In addition, Company performance may also be considered by the Committee in determining the amounts of base salary or equity compensation awards that an executive will receive.

- ***Comparable Market Data***. Finally, the Compensation Committee considers the amount of direct compensation we provide relative to that provided by other peer companies with whom we compete for executive talent. To assist with this exercise, the Compensation Committee engages a national compensation consulting firm, Pearl Meyer & Partners, to review and benchmark each element of direct compensation we provide to our executive officers. Pearl Meyer & Partners began providing these consulting services in 2005 and does not otherwise provide any other consulting or other services to our Company or to members of our executive management.

  Pearl Meyer & Partners compares each element of direct compensation we provide to our Chief Executive Officer and Chief Financial Officer against that provided by other publicly-traded engineering, information technology, consulting and defense companies, which we refer to as our "Compensation Peer Group." This Compensation Peer Group is periodically reviewed and updated by the Committee and consists of companies that the Committee believes have similar revenues and industry focus to ours, as well as companies against which we compete for talent and stockholder investment. The Compensation Peer Group for fiscal 2007 consisted of the following companies:

  - Accenture, Ltd.
  - Affiliated Computer Services, Inc.
  - Automatic Data Processing, Inc.
  - CA, Inc.
  - Computer Sciences Corporation
  - CGI Group, Inc.
  - Electronic Data Systems Corporation
  - First Data Corporation
  - Fiserv, Inc.
  - General Dynamics Corporation
  - L-3 Communications Holdings, Inc.
  - Rockwell Collins, Inc.
  - Synnex Corporation
  - Unisys Corporation
  - URS Corporation
  - Xerox Corporation

  In order to help provide better comparative data and analysis, the Compensation Peer Group is structured so that no company within the survey has annual revenues greater than three times that of ours or less than approximately one-third that of ours. For comparison purposes for fiscal 2007, our annual revenues were at approximately 113% of the median revenues of the Compensation Peer Group.

  In addition to the Compensation Peer Group, Pearl Meyer & Partners also reviews survey information regarding compensation that other comparable companies provide to their chief executive officer, chief financial officer and other members of senior management, which surveys include companies that have similar industry focus to ours. For our Group Presidents, we compare the compensation we provide against that provided by subsidiary units of similar size to our groups.

  The Compensation Committee considers this survey data and analysis when considering appropriate levels of direct compensation. Because we compete for top executive-level talent, the Committee generally targets overall compensation for our executive officers at competitive levels to that paid to similarly situated executives of the companies in the Compensation Peer Group. However, the Committee may deviate from this objective when considering any element of compensation for a particular officer based upon his or her experience, specific contributions or other market factors.

Objectives of Direct Compensation

The base salary and cash and equity incentive awards described above comprise the principal forms of compensation we provide to our executive officers. Our Compensation Committee has determined that designing our compensation program in this way furthers the compensation principles outlined above and helps fulfill our objectives to attract, retain, motivate and reward talented employees who can help contribute to our long-term financial performance and build value for our stockholders.

Direct Compensation for Fiscal 2007

The following section discusses the elements of direct compensation provided to our executive officers in fiscal 2007, including that provided to our Named Executive Officers. Our Named Executive Officers for fiscal 2007 consisted of the following persons:

- K.C. Dahlberg (*Chairman and Chief Executive Officer*)
- M.W. Sopp (*Executive Vice President and Chief Financial Officer*)
- W.A. Roper, Jr. (*Executive Vice President*)
- L.J. Peck (*Group President*)
- G.T. Singley, III (*Group President*)
- J.H. Warner, Jr. (*Executive Vice President and former Chief Administrative Officer*)
- D.H. Foley (*Executive Vice President and former Chief Engineering and Technology Officer)*

The various amounts of direct compensation provided to our Named Executive Officers for fiscal 2007 are set forth in more detail in the tables in this proxy statement under the caption "Executive Compensation." All information in this analysis and the following tables has been adjusted to reflect the completion in October 2006 of our initial public offering, reorganization merger with our predecessor company (Science Applications International Corporation, which we refer to as "Old SAIC") and the related declaration and payment of a special dividend, all of which are discussed in further detail under the caption "Executive Compensation."

Base Salary

We provided our executive officers with a base salary to compensate them for services provided to the Company during the year, which represented the fixed element of direct compensation for fiscal 2007. The fiscal 2007 base salaries for our Named Executive Officers were as follows:

Named Executive Officer	Fiscal 2007 Base Salary
K.C. Dahlberg	$1,000,000
M.W. Sopp	475,000
W.A. Roper, Jr.	450,000
L.J. Peck	385,000
G.T. Singley, III	420,000
J.H. Warner, Jr	450,000
D.H. Foley	460,000

In determining the fiscal 2007 base salaries for our Named Executive Officers and other executives, the Compensation Committee considered the survey data and analysis which indicated that base salaries for our executive officers were generally competitive with that provided by companies in the Compensation Peer Group and in published surveys, including the base salary for our Chief Executive Officer. Following its consideration of this data and other factors, the Committee decided that the fiscal 2007 base salaries for our executive officers would be generally unchanged or modestly increased from the prior fiscal year levels, except for the base salaries for several of our Group Presidents (including Mr. Singley) which were increased in order to provide amounts that were competitive with that provided by our peers. The base salary of our Chief Executive Officer, however, remained unchanged at $1,000,000. While base salaries of our executive officers are set at competitive levels, the Committee believes that a significant portion of our executive officers' direct compensation should consist of cash and equity incentive awards (described below) which are variable in amount and closely tied to financial and operational results and individual performance.

Cash Incentive Awards

We provided cash incentive awards to our executive officers in fiscal 2007, the amounts of which depended upon the achievement of specific financial, operational and individual performance goals approved by the Compensation Committee. For our Named Executive Officers, the target and maximum bonus amounts for the fiscal 2007 cash incentive awards, and the amounts of the awards actually earned by the officers, were as follows:

Named Executive Officer	Fiscal 2007 Cash Incentive Awards		
	Target Bonus	Maximum Bonus	Actual Payout
K.C. Dahlberg	$1,250,000	$1,875,000	$1,325,000
M.W. Sopp	450,000	675,000	440,000
W.A. Roper, Jr	400,000	600,000	378,000
L.J. Peck	350,000	525,000	400,000
G.T. Singley, III	350,000	525,000	300,000

Because Dr. Warner and Dr. Foley ceased serving as executive officers during fiscal 2007, the amounts of cash incentive awards that they actually received was determined by our Chief Executive Officer – not the Compensation Committee – and are therefore not included above.

In the first quarter of fiscal 2007, the Compensation Committee approved the target and maximum bonus amounts for the cash incentive awards and the performance goals and criteria upon which the amounts of the awards would be determined. Following the end of fiscal 2007, the Committee approved the payment of cash incentive awards based upon the achievement of the predetermined goals and criteria. The methodology used by the Compensation Committee in determining these amounts was as follows:

- ***Target and Maximum Bonus.*** The Compensation Committee set the target amount of the cash incentive award for each executive at between 50% and 125% of his or her base salary. In approving these targets, the Compensation Committee reviewed and considered the survey data and analysis which indicated that average targets for our cash incentive awards were generally at the market median for companies in the Compensation Peer Group and published surveys, including that for our Chief Executive Officer. In addition, the target amount was structured to comprise a significant portion of an executive's total cash compensation for the fiscal year. In structuring the components of direct compensation in this way, the Compensation Committee intended that a substantial portion of an executive's cash compensation for the fiscal year would therefore be "at risk" and dependent on performance during the fiscal year. The actual amount of the bonus was structured to range from 0 to 150% of the target amount, based upon the extent to which performance under each of the criteria was met, exceeded or was below target. However, to the extent that performance was less than 80% as measured against our performance goals, no bonus amount was to be paid.

- ***Performance Goals.*** The actual amount of the cash incentive award to be paid at the end of fiscal 2007 was to be determined based upon the achievement of financial, operational and individual performance goals determined at the beginning of the fiscal year. In general, Company performance goals established by the Committee are based upon the stated financial and operating objectives of the Company and operating units. The individual performance goals generally consist of more qualitative objectives established by our Chief Executive Officer and relate to matters such as customer retention and relations, recruiting and training personnel and financial management.

Our Compensation Committee determined that 80% of the fiscal 2007 cash incentive awards for members of corporate executive management (other than our Chief Executive Officer) was to be determined according to the achievement of the following corporate financial performance goals, as measured against our fiscal 2007 financial plan:

- 20% based upon our revenue target
- 25% based upon our operating income target
- 15% based upon our operating income margin target
- 20% based upon our operating cash flow target
- 20% based upon our contract awards target

The remaining 20% of the cash incentive awards for our corporate executives was to be based upon the achievement of individual performance objectives.

For our Chief Executive Officer, 70% of the cash incentive awards was to be determined according to the achievement of the fiscal 2007 corporate financial performance goals described above, with the remaining 30% upon the achievement of individual performance objectives.

For our Group Presidents, 30% of the cash incentive awards was to be determined according to our achievement of the corporate financial and operational performance goals set forth above, with 50% of the award to be determined according to the financial performance of their respective group and 20% to be based upon other personal and operational goals for their group relating to their success obtaining new customers, training and retaining their personnel and certain other financial and operational goals.

- ***Determination of Award Amounts.*** Following the end of fiscal 2007, the Compensation Committee reviewed financial and individual performance during the year and approved the cash incentive award payments to be made to our executive officers. In evaluating fiscal 2007 financial performance, the Compensation Committee recognized that the Company exceeded its objectives with respect to operating income margin and operating cash flow but fell short with respect to its objectives regarding revenue, operating income and contract awards. In analyzing individual performance, the Compensation Committee observed that members of management had made significant progress against the Company's non-financial objectives, including customer retention, reducing employee turnover and the completion of our initial public offering.

In addition to making the cash incentive awards described above, the Compensation Committee also retains the discretion to award additional cash bonus amounts in the event that it feels that our executive officers have demonstrated exceptional performance during the fiscal year. For fiscal 2007, the Compensation Committee awarded additional cash bonuses to certain executive officers, including Mr. Roper and Mr. Sopp, in recognition of their significant efforts in completing our initial public offering and reorganization merger. These additional amounts are set forth under the caption "Executive Compensation – Summary Compensation Table" in the column headed "Bonus."

Equity Incentive Awards

We provided long-term equity incentive awards to our executive officers comprised of stock options and shares of restricted stock. In March 2006, the Compensation Committee approved the following fiscal 2007 grants to our Named Executive Officers:

	Fiscal 2007 Equity Incentive Awards			
	Stock Options		Restricted Stock	
Named Executive Officer	Number of Shares Underlying Options	Exercise Price	Dollar Value of Stock Award	Number of Shares Underlying Stock Awards
K.C. Dahlberg	600,000	$14.64	$400,023	18,216
M.W. Sopp	—	—	—	—
W.A. Roper, Jr	120,000	$14.64	100,006	4,554
L.J. Peck	120,000	$14.64	100,006	4,554
G.T. Singley, III	120,000	$14.64	100,006	4,554
J.H. Warner, Jr	75,000	$14.64	100,006	4,554
D.H. Foley	120,000	$14.64	100,006	4,554

Because Mr. Sopp joined us as our Chief Financial Officer at the end of fiscal 2006 and received equity incentive awards at that time, he did not receive additional awards at the beginning of fiscal 2007.

The Compensation Committee grants equity incentive awards to focus our executives on long-term financial performance and increased stockholder value and to motivate the executives to remain with us through the vesting periods for these awards. The amounts of these awards are determined based on market data and vary based upon an executive's position and responsibilities. Because these equity awards are generally intended to help motivate our executives to stay with the Company and to continue to build stockholder value, the Compensation Committee generally does not consider an executive's current stock or option holdings in making additional awards, except to the extent that the Committee determines that additional equity awards would further motivate the individual to remain with the Company. The Compensation Committee has determined that stock options (rather than restricted stock) should constitute the majority of the equity incentive awards, since such options only have value to the extent that our stock price appreciates.

Prior to making the fiscal 2007 equity incentive awards to our executive officers, the Compensation Committee reviewed the survey data which indicated that the value of the equity awards issued to our executive officers for the prior fiscal year was slightly higher on average than the median for companies in the Compensation Peer Group and published surveys. The Compensation Committee determined, however, that it was appropriate to continue to grant equity incentive awards with values slightly higher on average than the median when compared to our peers. As indicated above, the survey data indicated that our average base salaries for the prior fiscal year were generally competitive with companies in the Compensation Peer Group and published surveys. Moreover, a substantial portion of the equity incentive awards was comprised of stock option grants which have value only to the extent that our stock price appreciates during the term of the option. In addition, the remaining portion of the equity incentive awards consisted of shares of restricted stock which, like our stock options, vest over a four year period and thus motivate our executives to stay with the Company and build stockholder value.

The fiscal 2007 awards described above were made by Old SAIC prior to the completion of our initial public offering and reorganization merger pursuant to our 1999 Stock Incentive Plan and Amended and Restated 1984 Bonus Compensation Plan. As a result of the reorganization merger, these fiscal 2007 option and restricted stock awards were converted into awards for shares of our class A preferred stock. Since the completion of our initial public offering, equity incentive awards have been issued to our executive officers pursuant to our 2006 Equity Incentive Plan, under which we issue options to purchase shares of common stock and restricted stock comprised of our class A preferred stock.

Stock and Option Grant Practices

Our Compensation Committee is responsible for the administration and operation of our stock option and incentive plans. The following description sets forth those processes and practices that have been adopted in the administration of these plans.

- ***Timing of Grants.*** Prior to our initial public offering in October 2006, our stock was not publicly traded and the stock price was determined by the Board of Directors on a quarterly basis. During this time, we generally followed a practice of making option awards on a quarterly basis and making stock awards on a monthly basis. Following the completion of our initial public offering, the Compensation Committee adopted a policy by which all stock and option awards to new and current employees, including our executive officers, would be granted on pre-determined dates approved by the Committee and (to the extent possible) after we have released our annual or quarterly financial results. In connection with this policy, the Compensation Committee selected a date in March 2007 pursuant to which annual equity incentive awards would be made to our executive officers, as well as to our directors and all other eligible employees. In addition, the Committee approved four additional quarterly dates for fiscal 2008 on which any additional equity incentive awards would be made to eligible executive officers or other employees, such as in connection with a new hire, for retention purposes or otherwise. We do not otherwise have any plans or practices regarding the grant of options or stock awards relative to the release of material non-public information.

- ***Approval of Grants.*** All stock and option awards to be made to our directors and executive officers must be approved by the Compensation Committee. In addition, our Board has formed a Stock and Acquisition Transactions Committee, of which K.C. Dahlberg, our Chief Executive Officer, is the sole member, and to which it has delegated the authority to approve grants of stock bonuses and options up to certain maximum amounts. In addition, Mr. Dahlberg may further delegate the authority to specified executive officers to approve grants of options up to certain threshold amounts, although he has not done so to date. All awards of stock and options to executives and other employees – whether approved by the Compensation Committee, the Stock and Acquisition Transactions Committee or by executive officers pursuant to delegated authority – are to be made on one of the pre-determined grant dates approved by the Compensation Committee.

- ***Determination of Grant Value or Exercise Price.*** The value of any stock grant, as well as the exercise price of any option grant, is determined by reference to the fair market value of the shares, which our 2006 Equity Incentive Plan defines as the closing price of our common stock on the New York Stock Exchange on the previous trading day. Prior to the completion of our initial public offering, the value of shares underlying any stock grant or stock option exercise price was determined under our 1999 Stock Incentive Plan and Amended and Restated 1984 Bonus Compensation Plan by reference to the stock price which was determined by our Board of Directors generally on a quarterly basis. In either case, however, because stock options granted both before and after the completion of our initial public offering have been granted at fair market value, they only have value to the extent that the price of our common stock increases during the term of the option. Our stock option and restricted stock awards vest as to 20%, 20%, 20% and 40% of the underlying shares on the first, second, third and fourth year anniversaries of the dates of grant, respectively.

Stock Ownership Guidelines and Policies

We encourage our employees to have significant holdings in our stock so that they are motivated to maximize our long-term performance and stock value. Under stock ownership guidelines we have established, all executive officers are expected to acquire and maintain stockholdings in an amount equal to five times their base salary within seven years. For purposes of calculating an individual's holdings, we include vested shares, including those held in our deferred compensation and retirement plans, as well as the in-the-money value of stock options. After an individual attains his or her minimum stockholdings during this initial seven-year period, we expect that he or she will retain enough shares from option exercises such that vested option equivalents will no longer be considered in determining their ownership multiple.

In addition to these ownership guidelines, we have also established policies for our executive officers relating to certain short-term or speculative transactions in our securities that we believe carry a greater risk of liability for insider trading violations and also create an appearance of impropriety. For example, our executive officers are not permitted to engage in any short sales or any trading in puts, calls or other derivatives on an exchange or other organized market. In addition, our executive officers are required to preclear certain other transactions in our securities, such as pledge and margin transactions, as well as other hedging transactions, such as cashless collars or forward contracts.

Other Benefits Provided in Fiscal 2007

In addition to the elements of direct compensation described above, we also provide our executive officers with the following benefits:

Health and Welfare Benefits

Our executive officers are entitled to participate in all health and welfare plans that we generally offer to all of our eligible employees, which provide medical, dental, health, group term life insurance and disability benefits. In addition to disability benefits that we generally make available to all of our employees, we have agreed to provide our Chief Executive Officer with disability payments in an amount up to 70% of his then-current salary if he is disabled prior to his reaching age 65. We believe that these health and welfare benefits are reasonable in scope and amount and are typically offered by other companies against which we compete for executive talent.

Retirement Benefits

Our executive officers are entitled to participate in our retirement plans that are generally available to all eligible employees. The Compensation Committee believes that these retirement programs permit our executives to save for their retirement in a tax-effective manner at minimal cost to us and are of the kind typically offered by other companies against which we compete for executive talent.

- ***SAIC Retirement Plan.*** We maintain the SAIC Retirement Plan, which is a combined 401(k) plan and employee stock ownership plan, or ESOP. The plan allows eligible participants to defer a portion of their income through payroll deductions, and we currently provide a matching 50% contribution for each dollar an employee contributes to the plan, up to 6% of the employee's eligible compensation. In addition, we also have the discretion to provide profit sharing and ESOP contributions, which historically have been comprised of cash or stock contributions to the plan for the benefit of plan participants based upon amounts determined annually by our Board of Directors. Beginning with the contributions made with respect to fiscal 2007, all Company contributions to the plan will be made in cash. Participants' interests in our matching, discretionary profit sharing and ESOP contributions vest in equal proportionate amounts over five years and become fully vested (regardless of when contributed) upon the participant's having completed five years of service, reaching age 59 ½, permanent disability or death. Any participant who is 59 ½ or older may elect to take a distribution from the plan in the form of shares of our common stock from the balances of their account invested in our stock.

- ***Deferred Compensation Plans.*** We maintain two deferred compensation plans, the Keystaff Deferral Plan and the Key Executive Stock Deferral Plan. The Keystaff Deferral Plan allows eligible participants to elect to defer all or a portion of any cash or vested equity incentive awards granted to them under our cash incentive or stock plans. We make no contributions to participant accounts under the Keystaff Deferral Plan, although participant deferrals, which are reflected in dollars, earn interest during the deferral period. Distributions under the Keystaff Deferral Plan are made to participants in cash. The Key Executive Stock Deferral Plan allows eligible participants to elect to defer all or a portion of any cash or equity incentive awards granted to them under our cash incentive or stock incentive plans. Participant deferrals generally correspond to units representing shares of our class A preferred stock. Shares equivalent to deferrals may be deposited to a rabbi trust to fund benefits for participants. We make no contributions to participant accounts under the Key Executive Stock Deferral Plan. Distributions under the Key Executive Stock Deferral Plan are made to participants in shares of class A preferred stock corresponding to the number of units they hold. Deferred balances under either plan will generally be paid upon retirement or termination.

- *Stock Compensation Plans.* We maintain two stock compensation plans, the Stock Compensation Plan, which is an unfunded compensation arrangement designed to allow us to make deferred stock awards to selected employees, and our Management Stock Compensation Plan, which is an unfunded compensation arrangement designed to allow us to make deferred stock awards to a select group of management. Following the making of an award under either plan, we may elect to contribute shares of our class A preferred stock to a rabbi trust in an amount that generally corresponds to the number of share units credited to participants' accounts. Each award is subject to a vesting schedule not to exceed seven years. The unvested portion of an awardee's account is forfeited upon termination of employment but becomes fully vested and will be immediately distributed upon the occurrence of a change in control, as defined in the plan. Although certain members of management have been issued awards under our stock compensation plans in prior fiscal years, we did not issue any awards to our executive officers in fiscal 2007 and the Compensation Committee currently does not expect that awards will be issued to them in future years.

- *Continued Vesting on Restricted Stock and Options for Retirees.* Under a continued vesting program that we have implemented, certain qualifying retirees, including our directors and executive officers, may continue holding and vesting in their stock options and shares of restricted stock (including units held in the Key Executive Stock Deferral Plan) issued after July 1, 2004, if they have held such securities for at least 12 months prior to retirement. Qualifying retirement is defined as terminating service with us (i) after age 59 ½ with at least ten years of service or (ii) after age 59 ½ when age at termination plus years of service equals at least 70. Our directors and executive officers who retire after reaching the applicable mandatory retirement age, however, will be allowed to continue to vest in such awards without regard to the one-year holding requirement. We have the right to terminate this continued vesting in certain circumstances.

Perquisites and Personal Benefits

We do not provide substantial perquisites and personal benefits to our executive officers that are not otherwise available to other employees, such as company cars, permanent lodging or personal security. In fiscal 2007, we provided our executive officers up to $14,500 for financial planning and tax preparation services, which we believe helped our executives minimize the amount of their personal time used in connection with these matters and are benefits generally provided by peer companies against whom we compete for talent. In addition, during fiscal 2007 we either paid or reimbursed certain modest costs incurred by our Named Executive Officers for airline club and social club memberships.

In determining overall compensation for fiscal 2008, our Compensation Committee has reevaluated the perquisites and personal benefits we provide to our executive officers and has decided to cease offering financial planning and tax preparation services in the future, as well as the reimbursement of costs for social club memberships.

Dividend Compensation

In October 2006, prior to our reorganization merger with Old SAIC, the board of directors of Old SAIC declared a special cash dividend on shares of Old SAIC common stock, which was paid in November 2006. Dividends paid on shares of Old SAIC restricted stock, as well as units corresponding to shares of Old SAIC common stock held in a rabbi trust for the Management Stock Compensation Plan, the Stock Compensation Plan and the Key Executive Stock Deferral Plan, constituted compensation received by the recipients, taxable at ordinary income rates.

Our directors and executive officers were entitled to receive the special dividend based on their respective holdings of Old SAIC common stock on the same terms and conditions as all other stockholders. However, because a portion of the special dividend paid to our directors and executive officers constituted compensation to them under applicable federal tax requirements, we have included this amount in this proxy statement under the caption "Executive Compensation" in the Summary Compensation Table in the column headed "All Other Compensation." As a result, this special dividend significantly influenced the composition of our Named Executive Officers for fiscal 2007. Prior to this special dividend, we had never declared or paid any cash dividends on our capital stock, nor do we expect to do so in the foreseeable future. As a result, we do not expect that cash dividends will significantly influence the composition of our Named Executive Officers in the future.

Potential Change in Control Benefits

We have entered into severance protection agreements with our executive officers that would provide them with certain payments and benefits in the event that their employment were to be involuntarily terminated following an acquisition of the Company. We believe that these agreements provide an important benefit to the Company by helping alleviate any concern the executives might have during a potential change in control of the Company and permitting them to focus their attention on completing a pending acquisition. In addition, we believe that these agreements are an important recruiting and retention tool, as many of the companies with which we compete for talent have similar arrangements in place for their senior management.

These severance protection agreements renew for successive one-year terms each year, unless not later than October 31st of the prior year either we or the executive officer decides not to extend the term of the agreement. This annual term permits our Compensation Committee to regularly review the amount of benefits that would be provided to our executive officers in connection with a change in control and to consider whether to continue providing such benefits. During fiscal 2007, our Compensation Committee determined not to renew the severance protection agreements that we had entered into with our executive officers from time to time beginning on September 1, 2005 and decided to enter into new severance protection agreements on modified terms. As a result, the prior agreements expired according to their terms on December 31, 2006 and the new agreements became effective on January 1, 2007. Each of the new agreements is in substantially the same form and contains substantially similar terms as the prior agreements, except that we reduced the amount of cash severance benefits to be paid upon a change in control. In addition, the agreements were revised to automatically terminate upon the occurrence of certain events, such as a change in the officer's status, position or responsibilities, in order to permit the Compensation Committee to consider whether to continue providing such benefits.

In addition to the benefits provided by the severance protection agreements, the terms of our equity incentive and deferred compensation plans provide for accelerated vesting upon the occurrence of a change in control. Outstanding stock options, awards and units issued by Old SAIC under its predecessor plans–including the 1999 Stock Incentive Plan, Amended and Restated 1984 Bonus Compensation Plan, Key Executive Stock Deferral Plan, Management Stock Compensation Plan and Stock Compensation Plan—become fully vested upon the occurrence of a change in control. Our 2006 Equity Incentive Plan, under which we have issued stock and option awards since the completion of our initial public offering and reorganization merger, generally provides that vesting will accelerate if the holder is involuntarily terminated within 18 months following a change in control. The terms of the 2006 Equity Incentive Plan are set forth in further detail in "Proposal IV—Approval of Material Terms of and Certain Amendments to our 2006 Equity Incentive Plan." These acceleration provisions are generally applicable to all grants of options or restricted stock made to all of our employees, including our executive officers.

Other than the change in control benefits described above, we do not offer any kind of severance benefits to our executive officers. In addition, our executive officers are employees-at-will and as such do not have any employment agreements with us, other than standard employee offer letters.

Tax and Accounting Considerations

We attempt to provide compensation that is structured, to the extent possible, to maximize favorable accounting, tax and similar benefits for the Company.

Deductibility of Executive Compensation

Section 162(m) of the Internal Revenue Code of 1986, as amended, generally limits the deductibility of certain compensation in excess of $1,000,000 paid in any one year to the Chief Executive Officer and the other four highest paid executive officers. Qualified performance-based compensation will not be subject to this deduction limit if certain requirements are met.

The Compensation Committee periodically reviews and considers the deductibility of executive compensation under Section 162(m) in designing our compensation programs and arrangements. As indicated above, a portion of our cash incentive awards is determined based upon the achievement of certain predetermined financial performance goals, which permits us to deduct such amounts pursuant to Section 162(m). In addition, under "Proposal IV – Approval of Material Terms of and Certain Amendments to our 2006 Equity Incentive Plan", we are seeking stockholder approval of certain matters for purposes of Section 162(m).

While we will continue to monitor our compensation programs in light of Section 162(m), the Compensation Committee considers it important to retain the flexibility to design compensation programs that are in the best long-term interests of the Company and our stockholders. As a result, the Compensation Committee may conclude that paying compensation at levels that are not deductible under Section 162(m) is nevertheless in the best interests of the Company and our stockholders.

Nonqualified Deferred Compensation

As described above, we currently offer deferral plans and other arrangements designed to provide deferred compensation to our executives. On October 22, 2004, the American Jobs Creation Act of 2004 was signed into law, changing the tax rules applicable to nonqualified deferred compensation arrangements. Our deferred compensation plans and arrangements have been restated to comply in good faith with these new rules and we will review these arrangements again during calendar 2007 to ensure their compliance with final deferred compensation regulations issued in April 2007. In addition, there is currently legislation pending in Congress that, if passed, could limit the amount that could be deferred by our executives to the lesser of $1,000,000 or their "average annual compensation" over specified prior tax years. We will continue to monitor these and other legislative developments as we design our deferred compensation arrangements.

Accounting for Stock-Based Compensation

We adopted Statement of Financial Accounting Standards (SFAS) No. 123(R), "Share-Based Payment," on February 1, 2006, which requires that we recognize as compensation expense the fair value of all stock-based awards, including stock options, granted to employees and others in exchange for services over the requisite service period. We adopted SFAS No. 123(R) using the modified prospective transition method for stock-based awards granted after September 1, 2005, the date we made our initial filing with the Securities and Exchange Commission for our initial public offering. For more information regarding our application of SFAS No. 123(R), please refer to "Note 1. Summary of Significant Accounting Policies – Stock Based Compensation" in the Notes to Consolidated Financial Statements contained in our Annual Report on Form 10-K filed with the SEC on April 12, 2007.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed with our management the Compensation Discussion and Analysis included in this proxy statement. Based upon this review and discussion, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement.

W.H. Demisch
A.K. Jones
H.M.J. Kraemer, Jr.
E.J. Sanderson, Jr.

March 30, 2007

EXECUTIVE COMPENSATION

The following tables set forth information regarding certain cash, incentive, equity and other compensation earned during the end of fiscal 2007 by (i) our Chief Executive Officer, (ii) our Executive Vice President and Chief Financial Officer, (iii) our three other most highly-compensated executive officers for fiscal 2007, (iv) our Executive Vice President and former Chief Administrative Officer and (v) our Executive Vice President and former Chief Engineering and Technology Officer. We refer to these executives in this proxy statement as our "Named Executive Officers." Effective as of June 2, 2007, G.T. Singley, III resigned as a Group President in connection with his upcoming retirement and L.J. Peck resigned as a Group President but will continue to serve as an Executive Vice President.

Introductory Note Regarding Reorganization Merger and Special Cash Dividend

In October 2006, in connection with becoming a publicly-traded company, we completed a reorganization merger pursuant to which our predecessor company, Science Applications International Corporation (which we refer to as "Old SAIC"), became our wholly-owned subsidiary and shares of Old SAIC common stock were exchanged for shares of our class A preferred stock. Prior to this reorganization merger, the board of directors of Old SAIC declared a special cash dividend on shares of Old SAIC common stock, which was paid in November 2006. As a result of these transactions, outstanding stock and option awards previously issued by Old SAIC under its equity incentive and deferred compensation plans for shares of Old SAIC common stock were converted into awards for shares of our class A preferred stock and the number and exercise prices of outstanding options were proportionately adjusted for the reorganization merger and the payment of the special dividend. These prior awards were issued by Old SAIC under its predecessor plans, including the 1999 Stock Incentive Plan, the Amended and Restated 1984 Bonus Compensation Plan, the Key Executive Stock Deferral Plan, the Management Stock Compensation Plan and the Stock Compensation Plan.

All information in the following tables with respect to stock and option awards issued under these predecessor plans has been adjusted to reflect this exchange and the declaration and payment of the special dividend. For more information regarding the initial public offering, reorganization merger and special dividend, please refer to "Note 1. Summary of Significant Accounting Policies" in the Notes to Consolidated Financial Statements contained in our Annual Report on Form 10-K filed with the SEC on April 12, 2007.

Summary Compensation Table

The following table sets forth information regarding compensation earned by our Named Executive Officers for service to the Company during fiscal 2007, whether or not such amounts were paid in such year:

Name and principal position	Year	Salary(1)	Bonus(2)	Stock awards(3)	Option awards(3)	Non-equity incentive plan compensation	All other compensation(4)	Total
K.C. Dahlberg .... Chairman and Chief Executive Officer	2007	$1,000,000	—	$859,381	$2,263,425	$1,325,000	$1,544,160(5)	$6,991,966
M.W. Sopp .... Executive Vice President and Chief Financial Officer	2007	474,038	$60,000	25,003	224,849	440,000	41,233(6)	1,265,123
W.A. Roper, Jr .... Executive Vice President	2007	467,308	37,000	250,075	1,560,710	378,000	2,811,017(7)	5,504,110
L.J. Peck (8) .... Group President	2007	384,423	—	178,230	1,134,984	400,000	521,630(9)	2,619,267
G.T. Singley, III (10) .... Group President	2007	418,269	—	161,100	1,189,276	300,000	157,986(11)	2,226,631
J.H. Warner, Jr. (12) .... Executive Vice President and former Chief Administrative Officer	2007	450,000	50,000	196,200	1,428,689	450,000	726,855(13)	3,301,744
D.H. Foley (14) .... Executive Vice President and former Chief Engineering and Technology Officer	2007	459,231	—	216,762	1,668,033	425,000	309,467(15)	3,078,493

(1) This column includes amounts paid in lieu of accrued and unused comprehensive leave time.

(2) This column includes amounts awarded to our Named Executive Officers in special recognition for their efforts in completing our initial public offering and reorganization merger. All other cash bonuses awarded to our Named Executive Officers for their service in fiscal 2007 are included under "Non-equity incentive plan compensation."

(3) These columns reflect the dollar amounts that were recognized in fiscal 2007 for financial statement reporting purposes under SFAS 123(R) with respect to stock and option awards granted to our Named Executive Officers in and prior to fiscal 2007. In addition, because we adopted SFAS 123(R) utilizing the prospective method for stock-based awards granted prior to September 1, 2005 (the date we made our initial filing with the SEC for our initial public offering), for purposes of this Summary Compensation Table we have computed and determined the associated value for option awards granted prior to September 1, 2005 as if we had adopted SFAS 123(R) utilizing the modified prospective method for those awards. As required by SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based conditions. For more information regarding our application of SFAS 123(R), including the assumptions used in the calculations of these amounts, please refer to Note 1 of Notes to Consolidated Financial Statements contained in our Annual Report on Form 10-K filed with the SEC on April 12, 2007.

Because these amounts reflect accounting expenses for these awards, they do not necessarily correspond to the actual value that will be realized by the Named Executive Officers.

(4) This column includes the following amounts with respect to our Named Executive Officers:

- the amounts of the special cash dividend paid to our Named Executive Officers in connection with our initial public offering with respect to shares of our restricted stock held directly by them or stock units held in their accounts under our Key Executive Stock Deferral Plan or Management Stock Compensation Plan;
- matching funds and profit sharing and ESOP contributions made by us on their behalf into the SAIC Retirement Plan;
- any amounts paid or reimbursed by us with respect to financial planning and tax preparation services and
- any amounts paid or reimbursed by us with respect to airline or social club memberships.

(5) With respect to Mr. Dahlberg, this amount includes: (a) $1,515,765 in special cash dividend and (b) $14,805 in matching funds and profit sharing and ESOP contributions.

(6) With respect to Mr. Sopp, this amount includes: (a) S34,575 in special cash dividend and (b) $6,657 in matching funds.

(7) With respect to Mr. Roper, this amount includes: (a) $2,770,200 in special cash dividend and (b) $14,712 in matching funds and profit sharing and ESOP contributions.

(8) Effective as of June 2, 2007, Mr. Peck resigned as a Group President but will continue to serve as an Executive Vice President.

(9) With respect to Mr. Peck, this amount includes: (a) $506,790 in special cash dividend and (b) $14,840 in matching funds and profit sharing and ESOP contributions.

(10) Effective as of June 2, 2007, Mr. Singley resigned as a Group President in connection with his upcoming retirement.

(11) With respect to Mr. Singley, this amount includes: (a) $126,210 in special cash dividend and (b) $14,750 in matching funds and profit sharing and ESOP contributions.

(12) Dr. Warner resigned as our Chief Administrative Officer, effective July 14, 2006, as a result of reaching the mandatory retirement age for executive officers.

(13) With respect to Dr. Warner, this amount includes: (a) $691,710 in special cash dividend and (b) $14,805 in matching funds and profit sharing and ESOP contributions.

(14) Dr. Foley resigned as our Chief Engineering and Technology Officer, effective January 10, 2007.

(15) With respect to Dr. Foley, this amount includes: (a) $279,636 in special cash dividend and (b) $14,090 in matching funds and profit sharing and ESOP contributions.

Grants of Plan-Based Awards

The following table sets forth information regarding the cash and equity incentive awards made to our Named Executive Officers in fiscal 2007 pursuant to our 1999 Stock Incentive Plan and our Amended and Restated 1984 Bonus Compensation Plan, including with respect to awards deferred into our Key Executive Stock Deferral Plan:

		Estimated future payouts under non-equity incentive plan awards(1)			All other stock awards; number of shares of stock or units				
Name	Grant date	Threshold	Target	Maximum	Vested stock or vested stock units(2)	Restricted stock or restricted stock units(3)	All other option awards; number of securities underlying options(4)	Exercise or base price of option awards(5)	Grant date fair value of stock and option awards
K.C. Dahlberg	3/21/06	$250,000	$1,250,000	$1,875,000	—	—	—	—	—
	3/21/06	—	—	—	10,000	—	—	—	$ 357,355
	3/21/06	—	—	—	—	18,216	—	—	400,023
	3/21/06	—	—	—	—	—	600,000	$14.64	2,870,040
M.W. Sopp	3/21/06	90,000	450,000	675,000	—	—	—	—	—
	3/21/06	—	—	—	585	—	—	—	20,000
W.A. Roper, Jr ...	3/21/06	80,000	400,000	600,000	—	—	—	—	—
	3/21/06	—	—	—	2,341	—	—	—	80,000
	3/21/06	—	—	—	—	4,554	—	—	100,006
	3/21/06	—	—	—	—	—	120,000	$14.64	574,008
L.J. Peck	3/21/06	70,000	350,000	525,000	—	—	—	—	—
	3/21/06	—	—	—	2,345	—	—	—	70,000
	3/21/06	—	—	—	—	4,554	—	—	100,006
	3/21/06	—	—	—	—	—	120,000	$14.64	574,008
G.T. Singley, III ..	3/21/06	70,000	350,000	525,000	—	—	—	—	—
	3/21/06	—	—	—	3,087	—	—	—	100,000
	3/21/06	—	—	—	—	4,554	—	—	100,006
	3/21/06	—	—	—	—	—	120,000	$14.64	574,008
J.H. Warner, Jr ...	3/21/06	60,000	300,000	450,000	—	—	—	—	—
	3/21/06	—	—	—	—	4,554	—	—	100,006
	3/21/06	—	—	—	—	—	75,000	$14.64	358,755
D.H. Foley	3/21/06	80,000	400,000	600,000	—	—	—	—	—
	3/21/06	—	—	—	2,493	—	—	—	80,000
	3/21/06	—	—	—	911	—	—	—	20,000
	3/21/06	—	—	—	—	4,554	—	—	100,006
	3/21/06	—	—	—	—	—	120,000	$14.64	574,008

---

(1) Amounts in these columns represent the threshold, target and maximum amounts of cash incentive awards that were payable to our Named Executive Officers in fiscal 2007. The target amounts for the cash incentive awards were equal to between 50% and 125% of a Named Executive Officer's base salary for fiscal 2007. The threshold amounts represented 20% of the target amounts (the minimum amounts that were payable under our cash incentive awards) and the maximum amounts represented 150% of the target amount. The actual amounts that were paid to our Named Executive Officers with respect to fiscal 2007 are set forth in the table entitled "Summary Compensation Table" under the column headed "Non-equity incentive plan compensation." Because each of Dr. Warner and Dr. Foley ceased serving as executive officers prior to the end of fiscal 2007, the amount of cash awards that they actually received was determined by our Chief Executive Officer.

(2) Amounts in this column represent the number of shares of class A preferred stock underlying vested stock or vested stock units issued to our Named Executive Officers in fiscal 2007 in recognition for services

provided for fiscal 2006. Prior to fiscal 2007, a portion of the Company's annual short-term incentive awards consisted of shares of vested stock. In calculating the number of shares of vested stock or vested stock units issued to each of the Named Executive Officers, the Company withheld applicable taxes from the dollar value of the award and issued a resulting number of shares or units.

Under our Key Executive Stock Deferral Plan, our Named Executive Officers may elect to defer all or a portion of any equity incentive award into stock units that correspond to shares of our class A preferred stock. With respect to the information set forth in the column, D.H. Foley deferred a portion of his vested stock award into 911 corresponding stock units in our Key Executive Stock Deferral Plan. This vested award is also reflected in the table under the caption "Nonqualified Deferred Compensation" below.

(3) Amounts in this column represent the number of shares of class A preferred stock underlying restricted stock or restricted stock units issued to our Named Executive Officers as part of the equity incentive awards issued in fiscal 2007. Our Key Executive Stock Deferral Plan allows our Named Executive Officers to elect to defer all or a portion of their equity incentive awards granted under our stock plans into stock units. All restricted stock and restricted stock units issued to our Named Executive Officers vest as to 20%, 20%, 20% and 40% of the underlying shares on the first, second, third and fourth year anniversaries of the date of grant, respectively. With respect to the information set forth in the column, the following Named Executive Officers deferred their awards into the following number of corresponding restricted stock units in our Key Executive Stock Deferral Plan: (a) K.C. Dahlberg, 18,216; (b) W.A. Roper, Jr., 4,554; (c) G.T. Singley, 4,554; (d) J.H. Warner, Jr., 4,554 and (e) D.H. Foley, 4,554.

(4) Amounts in this column represent the number of shares of class A preferred stock underlying options issued to our Named Executive Officers during fiscal 2007. All such options vest as to 20%, 20%, 20% and 40% of the underlying shares on the first, second, third and fourth year anniversaries of the date of grant, respectively.

(5) Amounts in this column reflect the exercise prices of options granted to our Named Executive Officers.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information regarding outstanding option and restricted stock awards issued pursuant to our 1999 Stock Incentive Plan and Amended and Restated 1984 Bonus Compensation Plan that were held by our Named Executive Officers at the end of fiscal 2007, including awards previously deferred under our Key Executive Stock Deferral Plan:

	Option awards(1)				Stock awards		
					Number of shares of stock or units that have not vested		
Name	Number of securities underlying unexercised options (exercisable)	Number of securities underlying unexercised options (unexercisable)	Option exercise price	Option expiration date	Restricted stock(2)	Restricted stock units(3)	Market value of shares of stock or units that have not vested(4)
K.C. Dahlberg	404,991	269,997	$10.60	11/02/08	—	97,689	$1,812,130
	35,999	53,999	$12.17	3/07/09	—	—	—
	35,998	53,999	$12.45	5/18/09	—	—	—
	119,992	479,979	$13.52	3/31/10	—	—	—
	—	600,000	$14.64	3/20/11	—	—	—
M.W. Sopp	38,997	155,990	$14.46	12/05/10	—	3,688	68,412
W.A. Roper, Jr.	134,998	90,000	$ 9.53	4/09/08	—	18,808	348,888
	71,998	107,999	$12.17	4/01/09	—	—	—
	32,998	131,994	$13.52	3/31/10	—	—	
	—	120,000	$14.64	3/20/11	—	—	
L.J. Peck	—	17,999	$ 9.53	3/24/08	10,164	—	188,542
	—	53,999	$12.17	4/01/09	—	—	—
	—	95,995	$13.52	3/31/10	—	—	—
	—	120,000	$14.64	3/20/11	—	—	—
G.T. Singley, III	50,999	—	$10.98	3/26/07	3,044	—	56,466
	26,999	18,000	$ 9.53	3/24/08	—	7,119	132,039
	35,999	53,999	$12.17	4/01/09	—	—	—
	26,998	107,995	$13.52	3/31/10	—	—	—
	—	120,000	$14.64	3/20/11	—	—	—
J.H. Warner, Jr.	80,999	54,000	$ 9.53	4/09/08	—	15,282	283,481
	59,999	89,999	$12.17	4/01/09	—	—	—
	32,998	131,994	$13.52	3/31/10	—	—	—
	—	75,000	$14.64	3/20/11	—	—	—
D.H. Foley	120,142	—	$10.98	3/26/07	2,798	—	51,903
	116,998	78,000	$ 9.53	4/09/08	—	12,509	232,042
	83,998	125,999	$12.17	4/01/09		—	—
	38,998	155,993	$13.52	3/31/10	—	—	—
	—	120,000	$14.64	3/20/11	—	—	—

(1) Information in this column relates to options to purchase shares of class A preferred stock held by our Named Executive Officers at the end of fiscal 2007. All such options were granted five years prior to the date immediately following their respective expiration dates (for example, options with an expiration date of 11/02/08 were originally granted on 11/03/03, options with an expiration date of 3/07/09 were originally granted on 3/08/04, etc.) and vest as to 20%, 20%, 20% and 40% of the underlying shares on the first, second, third and fourth year anniversaries of the date of grant, respectively.

(2) Information in this column relates to shares of our class A preferred stock underlying restricted stock awards held by our Named Executive Officers at the end of fiscal 2007. All shares of restricted stock vest as to 20%, 20%, 20% and 40% of the underlying shares on the first, second, third and fourth year anniversaries of the date of grant, respectively.

At the end of fiscal 2007, our Named Executive Officers held the following number of shares of restricted stock in which they had not yet vested: (a) L.J. Peck: (i) 1,400 shares relating to an award granted on 3/25/03; (ii) 1,644 shares relating to an award granted on 4/02/04; (iii) 2,566 shares relating to an award granted on 4/01/05 and (iv) 4,554 shares relating to an award granted on 3/21/06; (b) G.T. Singley, III: (i) 1,400 shares relating to an award granted on 3/25/03 and (ii) 1,644 shares relating to an award granted on 4/02/04 and (c) D.H. Foley: 2,798 shares relating to an award granted on 4/10/03.

(3) Information in this column relates to restricted stock units held by our Named Executive Officers at the end of fiscal 2007 in our Key Executive Stock Deferral Plan. All restricted stock units vest as to 20%, 20%, 20% and 40% of the underlying shares on the first, second, third and fourth year anniversaries of the date of grant, respectively.

At the end of fiscal 2007, our Named Executive Officers held the following number of restricted stock units in which they had not yet vested: (a) K.C. Dahlberg: (i) 67,636 units relating to an award granted on 11/03/03; (ii) 11,837 units relating to an award granted on 4/01/05 and (iii) 18,216 units relating to an award granted on 3/21/06; (b) M.W. Sopp: 3,688 units relating to an award granted on 11/28/05; (c) W.A. Roper, Jr.: (i) 4,196 units relating to an award granted on 4/10/03; (ii) 4,928 units relating to an award granted on 4/02/04; (iii) 5,130 units relating to an award granted on 4/01/05 and (iv) 4,554 units relating to an award granted on 3/21/06; (d) G.T. Singley, III: (i) 2,565 units relating to an award granted on 4/01/05 and (ii) 4,554 units relating to an award granted on 3/21/06; (e) J.H. Warner, Jr.: (i) 3,497 units relating to an award granted on 4/10/03; (ii) 3,286 units relating to an award granted on 4/02/04; (iii) 3,946 units relating to an award granted on 4/01/05 and (iv) 4,554 units relating to an award granted on 3/21/06 and (f) D.H. Foley: (i) 3,614 units relating to an award granted on 4/02/04; (ii) 4,341 units relating to an award granted on 4/01/05 and (iii) 4,554 units relating to an award granted on 3/21/06.

Any restricted stock awards previously deferred by our Named Executive Officers are also reflected in the table under the caption "Nonqualified Deferred Compensation" below.

(4) The market value of the shares of restricted stock or restricted stock units for class A preferred stock is based upon $18.55, the closing price of our common stock on the New York Stock Exchange on January 31, 2007. Shares of our class A preferred stock are not listed on a public trading market but are convertible (subject to certain restrictions) into shares of our common stock on a one-for-one basis.

Option Exercises and Stock Vested

The following table sets forth information regarding stock options exercised and shares of class A preferred stock acquired upon vesting by our Named Executive Officers during fiscal 2007:

	Option awards		Stock awards		
			Number of shares acquired on vesting		
Name	Number of shares acquired on exercise	Value realized on exercise	Restricted stock(1)	Restricted stock units(2)	Value realized on vesting
K.C. Dahlberg	—	—	—	36,777	$724,773
M.W. Sopp	—	—	—	922	17,426
W.A. Roper, Jr	469,998	$3,467,841	—	7,451	163,628
L.J. Peck	46,000	278,360	3,100	—	68,076
G.T. Singley, III	—	—	1,854	—	40,714
	—	—	—	641	14,080
J.H. Warner, Jr	120,000	859,800	2,732	—	59,995
	—	—	—	4,742	104,134
D.H. Foley	104,856	713,723	3,828	—	84,063
	—	—	—	2,290	50,288

(1) Information in this column relates to shares of our class A preferred stock underlying stock awards in which our Named Executive Officers vested in fiscal 2007. All shares of restricted stock vest as to 20%, 20%, 20% and 40% on the first, second, third and fourth year anniversaries of the date of grant, respectively.

(2) Information in this column relates to restricted stock units for class A preferred stock in our Key Executive Stock Deferral Plan in which our Named Executive Officers vested in fiscal 2007. All restricted stock units vest as to 20%, 20%, 20% and 40% on the first, second, third and fourth year anniversaries of the date of grant, respectively. Any restricted stock awards previously deferred by our Named Executive Officers are reflected in the table under the caption "Nonqualified Deferred Compensation" below.

Nonqualified Deferred Compensation

We provided benefits to our Named Executive Officers during fiscal 2007 under the following nonqualified deferred compensation plans, which are summarized below:

- ***Deferred Compensation Plans.*** We maintain two deferred compensation plans, the Keystaff Deferral Plan and the Key Executive Stock Deferral Plan. The Keystaff Deferral Plan allows eligible participants to elect to defer all or a portion of any cash or vested equity incentive awards granted to them under our cash incentive or stock incentive plans. We make no contributions to participant accounts under the Keystaff Deferral Plan, although participant deferrals, which are reflected in dollars, earn interest during the deferral period. Distributions under the Keystaff Deferral Plan are then made to participants in cash. The Key Executive Stock Deferral Plan allows eligible participants to elect to defer all or a portion of their cash or equity incentive awards granted to them under our cash incentive or stock incentive plans. Participant deferrals generally correspond to share units of our class A preferred stock. Shares equivalent to deferrals may be deposited to a rabbi trust to fund benefits for participants. We make no contributions to participant accounts under the Key Executive Stock Deferral Plan. Distributions under the Key Executive Stock Deferral Plan are then made to participants in shares of class A preferred stock corresponding to the number of units held for the participant. Deferred balances under either plan will generally be paid upon retirement or termination.

- ***Management Stock Compensation Plan.*** The Management Stock Compensation Plan is an unfunded compensation arrangement established to allow us to make deferred stock awards to a select group of management. Following the making of an award, we may elect to contribute shares of our class A preferred stock to a rabbi trust in an amount that generally corresponds to the number of share units credited to participants' accounts. Each award is subject to a vesting schedule not to exceed seven years. The unvested portion of an awardee's account is forfeited upon termination of employment but becomes fully vested and will be immediately distributed upon the occurrence of a change in control, as defined by the plan. Each distribution is made in the form of class A preferred stock. For awards made prior to calendar 2006, an awardee may generally elect to have the vested portion of his or her account distributed within a reasonable period of time following the date it becomes vested or the awardee's employment terminates. For awards made after January 1, 2006, participants will generally receive a distribution of their award following termination or retirement.

The following table sets forth information regarding deferrals under and aggregate earnings and withdrawals through our nonqualified deferred compensation plans:

Name	Plan	Executive contributions(1)	Aggregate earnings or losses(2)	Aggregate withdrawals/ distributions	Aggregate balance at fiscal year end(3)
K.C. Dahlberg ..	Keystaff Deferral Plan	—	—	—	—
	Key Executive Stock Deferral Plan	$400,023	$(689,167)	—	$3,748,992
	Management Stock Compensation Plan	—	—	—	—
M.W. Sopp	Keystaff Deferral Plan	—	—	—	—
	Key Executive Stock Deferral Plan	—	(15,720)	—	85,516
	Management Stock Compensation Plan	—	—	—	—

Name	Plan	Executive contributions(1)	Aggregate earnings or losses(2)	Aggregate withdrawals/ distributions	Aggregate balance at fiscal year end(3)
W.A. Roper, Jr. . . .	Keystaff Deferral Plan	—	31,260	—	680,473
	Key Executive Stock Deferral Plan	100,006	(1,170,503)	—	6,367,399
	Management Stock Compensation Plan	—	(89,014)	—	484,229
L.J. Peck	Keystaff Deferral Plan	—	4,007	—	87,236
	Key Executive Stock Deferral Plan	—	(195,761)	—	1,064,918
	Management Stock Compensation Plan	—	—	—	—
G.T. Singley, III . . .	Keystaff Deferral Plan	—	—	—	—
	Key Executive Stock Deferral Plan	100,006	(38,192)	—	207,760
	Management Stock Compensation Plan	—	—	$51,086	—
J.H. Warner, Jr. . . .	Keystaff Deferral Plan	49,897	107,815	—	2,225,997
	Key Executive Stock Deferral Plan	100,006	(314,497)	—	1,720,829
	Management Stock Compensation Plan	—	—	—	—
D.H. Foley	Keystaff Deferral Plan	—	—	—	—
	Key Executive Stock Deferral Plan	120,006	(70,487)	—	383,442
	Management Stock Compensation Plan	—	(47,112)	—	256,287

(1) With respect to the Keystaff Deferral Plan, the amount in this column for Dr. Warner represents the dollar value of a vested equity incentive award issued in fiscal 2007 under our Amended and Restated 1984 Bonus Compensation Plan for services performed in fiscal 2006, which he deferred into the plan.

With respect to the Key Executive Stock Deferral Plan, amounts in this column represent the dollar value of the following shares of vested and/or restricted stock in the form of our class A preferred stock issued in fiscal 2007 under our Amended and Restated 1984 Bonus Compensation Plan for services performed by our Named Executive Officers in fiscal 2006, which they deferred into the plan: (a) K.C. Dahlberg, 18,216 shares of restricted stock; (b) W.A. Roper, Jr., 4,554 shares of restricted stock; (c) G.T. Singley, 4,554 shares of restricted stock; (d) J.H. Warner, Jr., 4,554 shares of restricted stock and (e) D.H. Foley, 911 vested shares and 4,554 shares of restricted stock. These awards were originally made by our predecessor company, Science Applications International Corporation, prior to the completion of our initial public offering and reorganization merger in October 2006 and have been adjusted to reflect the exchange for shares of our class A preferred stock. As a result, the value of the corresponding shares was determined by reference to $21.96, the stock price (as adjusted) as determined by the board of directors of Science Applications International Corporation. All shares of restricted stock vest as to 20%, 20%, 20% and 40% on the first, second, third and fourth year anniversaries of the date of grant, respectively.

(2) With respect to the Keystaff Deferral Plan, amounts in this column represent interest earned during fiscal 2007 with respect to cash amounts previously deferred based on the Moody's Seasoned Corporate Bond Rate (5.59% in 2006).

With respect to the Key Executive Stock Deferral Plan and Management Stock Compensation Plan, amounts in this column represent the aggregate increases or decreases in value of stock units corresponding to shares of our class A preferred stock during fiscal 2007. The market value of the shares of class A preferred stock is based upon $18.55, the closing price of our common stock on the New York Stock Exchange on January 31, 2007. Shares of our class A preferred stock are not listed on a public trading market but are convertible (subject to certain restrictions) into shares of our common stock on a one-for-one basis.

The stock units held in the accounts of the Named Executive Officers were originally granted by our predecessor company, Science Applications International Corporation, prior to the completion of our initial public offering and reorganization merger in October 2006 and the declaration and payment of a special cash dividend to all stockholders, including plan participants. As a result, any aggregate losses with respect to a participant's account reflect, in significant part, the payment of this special cash dividend amount directly to plan participants and the associated adjustment to the trading price of our common stock.

(3) Amounts in this column represent the value of the holders' accounts at the end of fiscal 2007. With respect to the Key Executive Stock Deferral Plan and Management Stock Compensation Plan, the amounts represent the value of stock units corresponding to shares of class A preferred stock held by the Named Executive Officers by reference to $18.55, the closing price of our common stock on the New York Stock Exchange on the last trading date of fiscal 2007. With respect to our Key Executive Stock Deferral Plan, our Named Executive Officers held the following number of stock units at the end of fiscal 2007: (a) K.C. Dahlberg, 202,102; (b) M.W. Sopp, 4,610; (c) W.A. Roper, Jr., 343,256; (d) L.J. Peck, 57,408; (e) G.T. Singley, III, 11,200; (f) J.H. Warner, Jr., 92,228 and (g) D.H. Foley, 20,671. With respect to our Management Stock Compensation Plan, our Named Executive Officers held the following number of stock units at the end of fiscal 2007: (a) W.A. Roper, Jr., 26,104 and (b) D.H. Foley, 13,816.

Potential Payment Upon a Change in Control

We have entered into the following agreements and arrangements with our Named Executive Officers that would provide them with certain payments and benefits in the event that the Company is subject to a change in control, which are described below:

- ***Severance Protection Agreements***. We have entered into severance protection agreements with each of our executive officers, including each of the Named Executive Officers (other than Dr. Warner), which provide that if the officer is involuntarily terminated without cause or resigns for good reason within a 24 month period following a change in control, he or she will be entitled to receive all accrued salary and a pro rata bonus for the year of termination, plus a single lump sum payment equal to two-and-one-half times the officer's then current salary and bonus amount. The officer will also receive such life insurance, disability, medical, dental, hospitalization, financial counseling and tax consulting benefits as are provided to other similarly situated executives who continue to be employed for the 36 months following termination and up to 12 months of outplacement counseling. In order to receive the lump-sum payment and the 36 months of continued benefits, the Named Executive Officer is required to execute a written release in favor of the Company. The officer is not entitled to receive a "gross up" payment to account for any excise tax that might be payable under the Internal Revenue Code, and the amount of the payments may be reduced by the Company to the extent necessary to avoid an excise tax.

- ***Stock Incentive and Deferred Compensation Plans.*** Under the terms of our stock incentive and deferred compensation plans, all unvested stock, options and deferred compensation awards held by all participants under those plans, including our Named Executive Officers, are subject to accelerated vesting upon the occurrence of a change in control. Outstanding stock options, awards and units that Old SAIC issued to the Named Executive Officers under its predecessor plans–including the 1999 Stock Incentive Plan, Amended and Restated 1984 Bonus Compensation Plan, Key Executive Stock Deferral Plan and Management Stock Compensation Plan–become fully vested upon the occurrence of a change in control. Our 2006 Equity

Incentive Plan, under which we have issued stock and option awards since the completion of our initial public offering and reorganization merger, generally provides that vesting will accelerate if the holder is involuntarily terminated within 18 months following a change in control. The terms of the 2006 Equity Incentive Plan are set forth in further detail in "Proposal IV—Approval of Material Terms of and Certain Amendments to our 2006 Equity Incentive Plan." No stock or option awards were issued to our Named Executive Officers in fiscal 2007 under our 2006 Equity Incentive Plan.

The following table sets forth our estimates regarding the potential value of any cash payments and benefits and accelerated vesting of equity awards to be received by the Named Executive Officers under the foregoing agreements and plans, assuming that a change in control of the Company occurred on the last business day of fiscal 2007:

	Severance protection benefits				Accelerated equity awards		Total	
Name	Salary and bonus(1)	Pro rata bonus(2)	Life insurance, healthcare and financial counseling(3)	Outplacement services (4)	Restricted stock and restricted stock units(5)	Option awards(6)	Applicable scaleback(7)	Total gross severance benefits and equity awards(8)
K.C. Dahlberg	$5,508,333	$1,203,333	$81,398	$11,000	$1,812,127	$7,583,233	($1,826,904)	$14,372,520
M.W. Sopp	2,312,500	450,000	62,609	11,000	68,412	637,484	—	3,542,005
W.A. Roper, Jr.	2,541,670	566,668	70,272	11,000	348,888	2,633,759	—	6,172,257
L.J. Peck	1,837,500	350,000	92,918	11,000	188,542	1,459,008	—	3,938,968
G.T Singley, III	2,300,000	500,000	62,905	11,000	188,520	1,519,418	(270,948)	4,310,895
J.H. Warner, Jr.	—	—	—	—	283,481	2,018,427	—	2,301,908
D.H. Foley	2,400,000	500,000	81,204	11,000	283,949	2,761,136	—	6,037,289

(1) Amounts in this column represent a single lump sum equal to two-and-one-half times the sum of (a) the Named Executive Officer's fiscal 2007 salary and (b) the greater of (i) the bonus received in fiscal 2006, (ii) the average of the bonuses received in fiscal years 2006, 2005 and 2004 or (iii) in the event that the Named Executive Officer was not employed by us for all of fiscal 2006, the amount of his or her target bonus for fiscal 2007. This amount of the bonus calculated under subsection (b) is referred to as the "Bonus Amount."

(2) Amounts in this column represent a pro rata portion of the Bonus Amount to which the Named Executive Officer would be entitled depending on the number of days that had elapsed in the fiscal year in which he or she is terminated. Because we are required to present all information in this table assuming that the Named Executive Officer is terminated on the last business day of fiscal 2007, the amount of the pro rata Bonus Amount in this column represents the full amount of the officers' respective Bonus Amounts. In addition to the amounts set forth in the column, our Named Executive Officers would also be entitled to any unpaid comprehensive leave time they had accrued.

(3) Amounts in this column represent the estimated value to the Named Executive Officer of life insurance, disability, medical, dental, hospitalization, financial counseling and tax consulting benefits to be received for 36 months following termination.

(4) Amounts in this column represent the estimated value to the Named Executive Officer of the outplacement counseling services to be provided for 12 months following termination.

(5) Amounts in this column represent the value of accelerated vesting at the end of fiscal 2007 of (a) shares of restricted stock for class A preferred stock issued pursuant to the 1999 Stock Incentive Plan or the Amended and Restated 1984 Bonus Compensation Plan and (b) restricted stock units for shares of class A preferred stock in our Key Executive Stock Deferral Plan, Stock Compensation Plan and/or Management Stock

Compensation Plan. For more information regarding the number of shares of unvested stock held directly by each of the Named Executive Officers, see the table under the caption "Outstanding Equity Awards at Fiscal Year End."

(6) Amounts in this column represent the value of accelerated vesting of unvested options to purchase shares of class A preferred stock issued pursuant to the 1999 Stock Incentive Plan and which were held by the Named Executive Officer at the end of fiscal 2007. For more information regarding the number of unvested shares underlying options held by each of the Named Executive Officers, see the table under the caption "Outstanding Equity Awards at Fiscal Year End."

(7) Represents amounts of gross severance payments to be reduced to avoid excise taxes which may be payable pursuant to Section 280G of the Internal Revenue Code.

(8) Amounts in this column represent the gross amount of change in control benefits to be received by the Named Executive Officer, without reflecting any federal and/or state income taxes payable with respect to such amounts.

DIRECTOR COMPENSATION

The Board of Directors uses a combination of cash and stock-based incentives to attract and retain qualified candidates to serve as directors. In determining director compensation, the Board of Directors considers the significant amount of time required of our directors in fulfilling their duties, as well as the relative skill and expertise of our directors. The Compensation Committee periodically reviews director compensation, with the assistance of national compensation consultants, and recommends to the Board of Directors the form and amount of compensation to be provided.

The following is a summary of the principal components of compensation that we provide to our non-employee directors:

- ***Cash Compensation.*** Our directors receive a cash retainer for their service on the Board of Directors. For fiscal 2007, our directors were paid an annual retainer of $25,000 and the Chairperson of each committee of the Board was paid an additional annual retainer of $10,000, except for the Chairperson of the Audit Committee who was paid an additional annual retainer of $15,000. The Lead Director was also paid an additional annual retainer of $10,000. For the fiscal year ending January 31, 2008 (which we refer to as "fiscal 2008"), we are increasing the amount of the annual retainer to $50,000 and the amount of the additional retainer for our Lead Director to $25,000. In addition to the cash retainers, non-employee directors also receive $1,500 for each meeting of the Board of Directors they attend, as well as $2,000 for attending each meeting of a committee on which they serve. We also reimburse our directors for expenses incurred while attending meetings or otherwise performing services as a director.

- ***Equity Compensation.*** We issue a fully-vested stock bonus to our directors as an inducement to join the Board. For fiscal 2007, we offered a fully-vested stock bonus consisting of 2,000 shares of our class A preferred stock. For fiscal 2008, we will offer fully-vested stock bonuses consisting of 3,000 shares of our class A preferred stock. In addition to this inducement grant, directors receive annual option grants to purchase common stock under our equity incentive plans. For fiscal 2007, each of our directors received options to purchase 33,000 shares of our class A preferred stock. In addition to option grants, beginning in fiscal 2008 we also decided to issue to directors shares of restricted stock. For fiscal 2008, each of our directors received 6,058 shares of restricted stock in the form of our class A preferred stock and options to purchase 9,084 shares of our common stock.

- ***Deferral Plans.*** The directors are eligible to defer all or any portion of their cash or equity compensation fees into our Keystaff Deferral Plan and Key Executive Stock Deferral Plan. These plans are described in further detail under the caption "Executive Compensation – Nonqualified Deferred Compensation" above.

- ***Stock Ownership Guidelines and Policies.*** The Board of Directors believes that its members should acquire and hold shares of our stock in an amount that is meaningful and appropriate. To encourage directors to have a material investment in our stock, the Board has adopted stock ownership guidelines that encourage directors to hold shares of our capital stock with a value of at least five times the amount of the annual retainer we provide within three years of joining the Board. In addition to these ownership guidelines, our directors are also subject to policies that either prohibit or require preclearance of certain short-term or speculative transactions in our securities that we believe carry a greater risk of liability for insider trading violations or may create an appearance of impropriety.

Director Compensation Table

The following table sets forth information regarding the compensation paid to our directors for service in fiscal 2007:

Name (1)	Fees earned or paid in cash(2)	Stock awards(3)	Option awards(4)	All other compensation(5)	Total
W.H. Demisch	$116,900	—	$356,403	$370,320	$843,623
J.A. Drummond	107,844	—	329,987	38,820	476,651
J.J. Hamre	59,792	—	33,303	24,900	117,995
A.K. Jones	135,523	—	356,403	75,225	567,151
H.M.J. Kraemer, Jr	115,790	—	138,508	302,190	556,488
C.B. Malone (6)	68,625	—	403,022	—	471,647
E.J. Sanderson, Jr	94,257	—	133,543	—	227,800
L.A. Simpson	22,867	$47,280	—	—	70,147
A.T. Young	107,419	—	356,403	458,460	922,282

---

(1) K.C. Dahlberg, D.H. Foley, J.P. Walkush and J.H. Warner, Jr. are employees of the Company who served as directors for all or a portion of fiscal 2007. Because they received no additional compensation for their services as directors, they have been omitted from this table.

(2) Amounts in this column represent the aggregate dollar amount of all fees earned or paid in cash for services as a director (including annual retainer fees, committee and/or chairperson fees and meeting fees). The directors are eligible to defer such cash fees into our Keystaff Deferral Plan and Key Executive Stock Deferral Plan. In fiscal 2007, our directors received the following number of stock units in our Key Executive Stock Deferral Plan upon the deferral of such fees: (a) W.H. Demisch, 5,543; (b) J.A. Drummond, 1,228; (c) J.J. Hamre, 2,938; (d) A.K. Jones, 5,609; (e) H.M.J. Kraemer, Jr., 5,574; (f) E.J. Sanderson, Jr., 845 and (g) A.T. Young, 5,196. In addition, J.A. Drummond deferred $15,000 of fees earned into the Keystaff Deferral Plan.

(3) Amounts in this column reflect the dollar amounts that were recognized in fiscal 2007 for financial statement reporting purposes under SFAS 123(R) with respect to stock awards. For fiscal 2007, Mr. Simpson was issued 2,000 vested shares of our class A preferred stock as an inducement to join the Board of Directors, with a grant date fair value as set forth in the column. For more information regarding our application of SFAS 123(R), including the assumptions used in the calculations of these amounts, see Note 1 of Notes to Consolidated Financial Statements included in our Annual Report on Form 10-K as filed with the SEC on April 12, 2007.

At the end of fiscal 2007, each of our directors held the following number of shares of our class A preferred stock and the following number of stock units in our Key Executive Stock Deferral Plan: (a) W.H. Demisch, 165,142 shares (including shares held in joint tenancy) and 50,080 stock units; (b) J.A. Drummond, 2,920 shares and 5,176 stock units; (c) J.J. Hamre, 2,000 shares and 4,024 stock units; (d) A.K. Jones, 74,202 shares and 10,030 stock units; (e) H.M.J. Kraemer, Jr., 116,722 shares and 41,172 stock units; (f) C.B. Malone, 218,200 shares (including shares held in trust) and 0 stock units; (g) E.J. Sanderson, Jr., 6,594 shares and 845 stock units; (h) L.A. Simpson, 2,000 shares and 0 stock units and (i) A.T. Young, 60,596 shares and 62,184 stock units.

(4) Amounts in this column reflect the dollar amounts that were recognized in fiscal 2007 for financial statement reporting purposes under SFAS 123(R) with respect to option awards granted to our directors in and prior to fiscal 2007. In addition, because we adopted SFAS 123(R) utilizing the prospective method for

stock-based awards granted prior to September 1, 2005 (the date we made our initial filing with the SEC for our initial public offering), for purposes of this Director Compensation Table we have computed and determined the associated value for options awards granted prior to September 1, 2005 as if we had adopted SFAS 123(R) utilizing the modified prospective method for those awards. All such options vest as to 20%, 20%, 20% and 40% of the underlying shares on the first, second, third and fourth year anniversaries of the date of grant, respectively. As required by SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based conditions. Because these amounts reflect the Company's accounting expense for these awards, they do not necessarily correspond to the actual value that will be realized by the directors.

During fiscal 2007, each of our non-employee directors (other than Mr. Simpson) was issued options to purchase 33,000 shares of our class A preferred stock, with a grant date fair value of $158,898. At the end of fiscal 2007, each of our directors (other than Mr. Simpson) held options to purchase the following number of shares of our class A preferred stock: (a) W.H. Demisch, 167,997 shares; (b) J.A. Drummond, 104,999 shares; (c) J.J. Hamre, 33,000 shares; (d) A.K. Jones, 167,997 shares; (e) H.M.J. Kraemer, Jr., 167,997 shares; (f) C.B. Malone, 94,198 shares; (g) E.J. Sanderson, Jr., 131,998 shares and (h) A.T. Young, 167,997 shares.

(5) Amounts in this column represent the amounts of the special cash dividend paid to directors in connection with our initial public offering with respect to awards previously deferred into the Key Executive Stock Deferral Plan.

(6) Ms. Malone's term as a director expired at our 2006 Annual Meeting as a result of her reaching our mandatory retirement age for directors under our Corporate Governance Guidelines.

STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of April 10, 2007, beneficial ownership of our class A preferred stock and common stock by:

- each of our directors,
- each of our Named Executive Officers,
- all of our directors and executive officers as a group, and
- each stockholder known to us to beneficially own more than 5% of our class A preferred stock or our common stock.

Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the beneficial owners named in the table have sole voting and investment power with respect to all shares of class A preferred stock and common stock that they own, subject to applicable community property laws.

	Shares Beneficially Owned				% of Total Voting Power
	Class A Preferred Stock		Common Stock		
Beneficial Owner	Shares(1)	%(2)	Shares(3)	%(2)	(4)
Directors and Named Executive Officers					
K.C. Dahlberg	1,200,063	*	926	*	*
W.H. Demisch	307,318	*	0	*	*
J.A. Drummond	57,237	*	0	*	*
D.H. Foley	627,886	*	55	*	*
J.J. Hamre	20,115	*	0	*	*
M.E. John	0	*	0	*	*
A.K. Jones	176,238	*	0	*	*
J.P. Jumper	0	*	0	*	*
H.M.J. Kraemer, Jr.	249,919	*	0	*	*
L.J. Peck	167,723	*	74	*	*
W.A. Roper, Jr	915,244	*	32	*	*
E.J. Sanderson, Jr.	83,940	*	0	*	*
L.A. Simpson	8,058	*	0	*	*
G.T. Singley, III	255,418	*	22	*	*
M.W. Sopp	67,045	*	188	*	*
J.P. Walkush	618,223	*	74	*	*
J.H. Warner, Jr.	708,214	*	55	*	*
A.T. Young	214,165	*	0	*	*
All directors and executive officers as a group (22 persons)	5,824,289(5)	1.8%	4,338	*	1.8%
5% Holders					
Vanguard Fiduciary Trust Company (6)	113,856,371	35.8%	4,350,633	4.4%	34.9%
Eminence Capital, LLC (7)	0	*	9,150,000	9.3%	*
Mason Capital Management LLC (8)	0	*	7,814,757	7.9%	*
Morgan Stanley (9)	0	*	7,102,377	7.2%	*
TIAA-CREF Investment Management, LLC (10)	0	*	5,954,004	6.0%	*

* Represents zero or less than 1%.

(1) The beneficial ownership of the class A preferred stock set forth in the table includes the following:

- the approximate number of shares allocated to the account of the individual by the Trustee of the SAIC Retirement Plan as follows: K.C. Dahlberg (1,844 shares), D.H. Foley (400 shares), L.J. Peck (78 shares), W.A. Roper, Jr. (194 shares), G.T. Singley, III (3,036 shares), M.W. Sopp (138 shares),

J.P. Walkush (78 shares), J.H. Warner, Jr. (787 shares) and all directors and officers as a group (33,328 shares);

- shares held in a rabbi trust to fund the account of the participant in the Key Executive Stock Deferral Plan, the Stock Compensation Plan and/or the Management Stock Compensation Plan as follows: K.C. Dahlberg (255,245 shares), W.H. Demisch (58,741 shares), J.A. Drummond (5,660 shares), D.H. Foley (47,548 shares), J.J. Hamre (11,515 shares), A.K. Jones (11,951 shares), H.M.J. Kraemer, Jr. (49,812 shares), L.J. Peck (57,408 shares), W.A. Roper, Jr. (380,718 shares), E.J. Sanderson (1,690 shares), G.T. Singley, III (11,200 shares), M.W. Sopp (4,610 shares), J.P. Walkush (108,591 shares), J.H. Warner, Jr. (92,228 shares), A.T. Young (70,348 shares) and all directors and officers as a group (1,208,168 shares);

- shares subject to options exercisable within 60 days following April 10, 2007 as follows: K.C. Dahlberg (872,974 shares), W.H. Demisch (69,598 shares), J.A. Drummond (42,599 shares), D.H. Foley (422,992 shares), J.J. Hamre (6,600 shares), A.K. Jones (69,598 shares), H.M.J. Kraemer, Jr. (69,598 shares), L.J. Peck (83,997 shares), W.A. Roper, Jr. (422,992 shares), E.J. Sanderson (69,598 shares), G.T. Singley, III (176,994 shares), M.W. Sopp (38,997 shares), J.P. Walkush (227,994 shares), J.H. Warner, Jr. (305,993 shares), A.T. Young (69,598 shares) and all directors and officers as a group (3,063,831 shares);

- shares held directly by or jointly with spouses, minor children or other relatives sharing a household with the individual as follows: W.H. Demisch (139,988 shares), J.P. Walkush (16,918 shares), and all directors and officers as a group (161,978 shares); and

- shares held by certain trusts established by the individual as follows: J.H. Warner, Jr. (233,012 shares) and all directors and officers as a group (151,348 shares).

(2) Percentages are determined based on a total of 318,010,754 shares of our class A preferred stock and 98,876,831 shares of our common stock outstanding as of April 10, 2007.

(3) The beneficial ownership of the common stock set forth in the table includes the approximate number of shares allocated to the account of the individual by the Trustee of the SAIC Retirement Plan as follows: K.C. Dahlberg (826 shares), D.H. Foley (55 shares), L.J. Peck (74 shares), W.A. Roper, Jr. (32 shares), G.T. Singley, III (22 shares), M.W. Sopp (188 shares), J.P. Walkush (74 shares), J.H. Warner, Jr. (55 shares) and all directors and officers as a group (4,128 shares).

(4) Percentage of total voting power represents voting power with respect to all shares of our class A preferred stock and common stock, as a single class. With respect to matters submitted to our stockholders for a vote, each holder of our class A preferred stock is entitled to 10 votes per share and each holder of our common stock is entitled to one vote per share. The class A preferred stock and common stock vote together as a single class on all matters submitted to a vote of our stockholders, except as may otherwise be required by law. The class A preferred stock is, subject to certain restrictions, convertible into common stock on a share-for-share basis.

(5) Includes 28,604 shares pledged in December 2001 as collateral for a loan.

(6) As reflected in the records of the Company's transfer agent, and its own records, Vanguard Fiduciary Trust Company held at April 10, 2007, 113,856,371 shares of our class A preferred stock and 4,350,633 shares of our common stock as trustee of the SAIC Retirement Plan, the Telecordia Technologies 401(k) Savings Plan and the AMSEC Employees 401(k) Profit Sharing Plan. These shares are voted by the trustee as directed by the plan participants, with the trustee voting all allocated shares as to which no voting instructions are received, together with all unallocated shares, in the same proportion, on a plan-by-plan basis, as the allocated shares for which voting instructions are received. Accordingly, Vanguard Fiduciary Trust

Company has shared voting and dispositive power with respect to the shares it holds. Shares held by the trustee are also included in the amounts held by individuals and the group set forth in the table, and it has disclaimed beneficial ownership of all shares held in trust that have been allocated to the individual accounts of participants in the plans for which directions have been received. The business address of Vanguard Fiduciary Trust Company is 500 Admiral Nelson Boulevard, Malvern, PA 19355.

(7) According to a Schedule 13G filed with the Securities and Exchange Commission on April 30, 2007, Eminence Capital, LLC, an investment manager for various Eminence Funds, and Ricky C. Sandler, who is the managing member of Eminence Capital, LLC and of Eminence GP, LLC, the general partner or manager of certain of the Eminence Funds, may be deemed to have had at April 20, 2007 shared voting and dispositive power with respect to 9,150,000 shares of our common stock. The business address of Eminence Capital, LLC is 65 East 55th Street, 25th Floor, New York, New York 10022.

(8) According to a Schedule 13G filed with the Securities and Exchange Commission on April 26, 2007, Mason Capital Management LLC, an investment manager for Mason Capital LP, Mason Capital Ltd. and certain other funds and accounts, had at April 16, 2007 sole voting and dispositive power with respect to 7,814,757 shares of our common stock. Mason Management itself disclaimed beneficial ownership of the stock reported in the Schedule 13G. The business address of Mason Capital Management LLC is 110 East 59th Street, New York, New York 10022.

(9) According to a Schedule 13G filed with the Securities and Exchange Commission on February 15, 2007, Morgan Stanley had at December 31, 2006 sole voting power with respect to 6,946,010 shares of our common stock, shared voting power with respect to 16,624 shares of our common stock and sole dispositive power with respect to 7,102,377 shares of our common stock. The business address of Morgan Stanley is 1585 Broadway, New York, NY 10036.

(10) According to a Schedule 13G filed with the Securities and Exchange Commission on February 14, 2007, TIAA-CREF Investment Management, LLC, an investment advisor, had at December 31, 2006 sole voting and dispositive power with respect to 5,871,684 shares of our common stock, and Teachers Advisors, Inc., an investment advisor, had sole voting and dispositive power with respect to 82,320 shares of our common stock. Each of these investment advisors has disclaimed beneficial ownership of the other's securities holdings and that it is a member of a "group" with the other. The business address of each of these investment advisors is 730 Third Avenue, New York, NY 10017.

PROPOSAL II—AMENDMENT OF OUR CERTIFICATE OF INCORPORATION TO PROVIDE FOR THE ANNUAL ELECTION OF DIRECTORS

We are seeking the approval of our stockholders for an amendment of article SEVENTH of our certificate of incorporation to provide for the annual election of directors. Our Board of Directors adopted the proposed amendment, subject to obtaining stockholder approval. If approved, the amendment will become effective upon the filing of a certificate of amendment to our certificate of incorporation with the Delaware Secretary of State, which we expect to do shortly following the Annual Meeting.

As more fully explained under "Proposal I—Election of Directors," our certificate of incorporation provides that our Board of Directors is divided into three classes and that, subject to a transition provision, each director is to serve for a term ending on the third annual meeting following the annual meeting at which that director is elected. It also provides that directors, or the entire Board of Directors, may only be removed for cause by the holders of two-thirds of the total voting power of all outstanding shares then entitled to vote.

If the proposed amendment to our certificate of incorporation is approved by the requisite vote of our stockholders, this classification of the Board of Directors will be eliminated, the current term of office of each director will end at the next annual meeting of stockholders and directors will thereafter be elected for one-year terms at each annual meeting of stockholders or until their successors are duly elected and qualified. Furthermore, the proposed amendment provides that any director chosen as a result of a newly created directorship or to fill a vacancy on the Board of Directors will hold office until the next annual meeting of stockholders or until his or her successor is duly elected and qualified, and any director or the entire Board of Directors may be removed with or without cause by the holders of two-thirds of the total voting power. If the proposed amendment is approved by our stockholders, the Board of Directors will also make any corresponding changes to our bylaws that may be appropriate.

If the proposed amendment is not approved by our stockholders, our Board of Directors will remain classified, and the four directors elected at the Annual Meeting will each serve until the 2010 Annual Meeting of Stockholders and until their respective successors are duly elected and qualified. All other directors will continue in office for the remainder of their full terms and until their successors are duly elected and qualified.

The text of the proposed amendment to our certificate of incorporation is attached as Appendix A to this proxy statement, and we have shown the changes with deletions indicated by strikeouts and additions indicated by underlining.

Background

Although we recently adopted our certificate of incorporation in connection with and prior to our initial public offering, a classified board structure had been in place for a number of years at our predecessor company, Science Applications International Corporation. Classified, or staggered, boards have a long and established history of use under Delaware corporate law. Proponents assert, among other things, that classified boards provide continuity and stability in the management of the business and affairs of a company, promote board independence because directors may be less subject to outside influences, facilitate long-term planning and enhance a board's ability to implement business strategies. Supporters also assert that classified boards enhance stockholder value by forcing anyone seeking to take control of a company to initiate arm's-length discussions with the board because of an inability to replace the entire board in a single election.

On the other hand, some investors view classified boards as reducing accountability because they limit the ability of stockholders to change directors on an annual basis when they are dissatisfied with the performance of incumbent directors. They believe that the election of directors is the primary means for stockholders to influence corporate governance policies and to hold management accountable for implementing these polices. Finally, opponents assert that classified boards can discourage proxy contests and therefore may erode stockholder value.

Similar sentiments have been expressed in recent years by stockholder proposals asking our Board of Directors to take action to eliminate the classified board structure.

Reasons for the Amendment

After weighing the various arguments for and against maintaining a classified board structure, our Nominating and Corporate Governance Committee proposed, and our Board of Directors approved, the proposed amendment. The Committee and Board considered a growing trend amongst larger companies to elect directors on an annual basis and thus to allow stockholders to review and express their opinions on the performance of all directors each year. Because there is no limit to the number of terms an individual director may serve, we do not expect eliminating our classified board structure will negatively impact the continuity and stability of our Board's membership and our policies and long-term strategic planning.

By amending the certificate of incorporation to provide for the annual election of directors, a corresponding change is required with respect to the terms of directors chosen to fill vacancies. In addition, a change in the provision regarding the removal of directors is necessary to conform to Delaware law, which provides that directors of companies that do not have classified boards may be removed by stockholders with or without cause.

Deferral or Abandonment

While not anticipated, our Board of Directors reserves the right to defer or abandon the proposed amendment without further action by the stockholders at any time before the filing of a certificate of amendment with the Delaware Secretary of State, even if the proposed amendment has been approved by the stockholders at the Annual Meeting.

Unanimous Recommendation of the Board of Directors; Vote Required

The Board of Directors unanimously recommends a vote FOR the amendment of our certificate of incorporation to provide for the annual election of directors. The affirmative vote of the holders of not less than two-thirds of the total voting power of common stock and class A preferred stock, voting together as a single class, is required to approve the proposal. Shares of common stock and class A preferred stock represented by properly executed, timely received and unrevoked proxies will be voted in accordance with the instructions indicated thereon. In the absence of specific instructions, properly executed, timely received and unrevoked proxies will be voted "FOR" the proposal.

PROPOSAL III— AMENDMENT OF OUR CERTIFICATE OF INCORPORATION TO ELIMINATE THE DISTINCTION BETWEEN SERIES OF OUR CLASS A PREFERRED STOCK

We are seeking the approval of our stockholders for an amendment of article FOURTH of our certificate of incorporation to eliminate the distinction between series A-1, A-2, A-3 and A-4 of our class A preferred stock by reclassifying them into "class A preferred stock" without any series designation. Our Board of Directors adopted the proposed amendment, subject to obtaining stockholder approval. If this proposed amendment is approved by the requisite vote of our stockholders and the other conditions described below are satisfied, we will file the amendment with the Delaware Secretary of State as soon as practicable after October 8, 2007, when the final conversion and transfer restriction periods applicable to the existing series of class A preferred stock expire.

If the proposed amendment is approved and a certificate of amendment is filed with the Delaware Secretary of State, each share of our outstanding series A-1, A-2, A-3 and A-4 preferred stock will automatically be reclassified into a share of class A preferred stock without any series designation. If approved and filed, the proposed amendment will not significantly impact the rights, preferences and privileges of our series A-1, A-2, A-3 and A-4 preferred stock or common stock, including with respect to voting power, economic interest, conversion and transfer rights and restrictions.

If stockholder approval is not obtained, we will not file the certificate of amendment with the Delaware Secretary of State and the reclassification of series A-1, A-2, A-3 and A-4 preferred stock into class A preferred stock without series designation will not occur.

The text of this proposed amendment to article FOURTH of our certificate of incorporation is attached as Appendix B to this proxy statement, and we have shown the changes with deletions indicated by strikeouts and additions indicated by underlining.

Background

In October 2006, our predecessor company, Science Applications International Corporation (which we refer to as "Old SAIC"), completed a reorganization merger in which it became our wholly-owned subsidiary. Pursuant to this reorganization merger, shares of common stock of Old SAIC were exchanged for shares of our class A preferred stock, after which we completed a public offering of our common stock.

Pursuant to the reorganization merger, each share of class A common stock and class B common stock of Old SAIC was exchanged for two shares and 40 shares, respectively, of our class A preferred stock. These shares of class A preferred stock were allocated among four series, with the number of authorized shares of each series being as follows:

- 100 million shares were designated series A-1 preferred stock;
- 100 million shares were designated series A-2 preferred stock;
- 150 million shares were designated series A-3 preferred stock; and
- 1.15 billion shares were designated series A-4 preferred stock.

The total number of shares of class A preferred stock authorized for issuance under our certificate of incorporation is 1.5 billion shares, which is the combined total number of shares of series A-1, A-2, A-3 and A-4 preferred stock currently authorized.

The powers, preferences and rights of the four series of class A preferred stock, and the qualifications, limitations and restrictions thereof, are identical in all respects, except for timing restrictions on conversion and transferability that were imposed in order to facilitate our public offering. These restrictions are described below.

Conversion and Transfer Restrictions

Each share of class A preferred stock is convertible into our common stock on a one-for-one basis after certain restriction periods expire, which periods are based on the period of time following the date our common stock commenced trading on the New York Stock Exchange, which is referred to as the "trading date." In addition, these shares of our class A preferred stock cannot be transferred to anyone other than a "permitted transferee" until certain restriction periods expire, which periods are also based on the period of time following the trading date.

These restrictions expire as to each series of class A preferred stock as follows:

- series A-1 preferred stock – 90 days after the trading date (January 11, 2007);
- series A-2 preferred stock – 180 days after the trading date (April 11, 2007);
- series A-3 preferred stock –270 days after the trading date (July 10, 2007); and
- series A-4 preferred stock – 360 days after the trading date (October 8, 2007).

The purpose of these restrictions is to permit the gradual introduction and trading of common stock resulting from the conversion of class A preferred stock held by our stockholders. The restrictions are intended to promote an orderly trading market by staggering the various expiration periods so that all of the shares of class A preferred stock do not become freely convertible, transferable and tradable at the same time. Notwithstanding these restrictions, because of the enactment of the Pension Reform Act of 2006, certain shares of our class A preferred stock held in our retirement plans were permitted to be converted into common stock and sold at the discretion of plan participants effective January 1, 2007.

Reasons for the Amendment

In determining to approve and recommend the proposed amendment of our certificate of incorporation, our Board of Directors noted the following anticipated benefits:

- simplification of our capital structure;
- reduction in investor confusion;
- reduction in certain administrative expenses resulting from the current structure; and
- simplification of the provisions of our certificate of incorporation.

In addition to these factors, the Board of Directors also considered that the proposed amendment is not expected to result in taxable income to the Company or to the holders of any of the four series of class A preferred stock.

Conditions Precedent to Effectiveness of the Amendment

The proposed amendment will become effective upon the filing of a certificate of amendment to our certificate of incorporation with the Delaware Secretary of State. The filing of a certificate of amendment, and therefore the effectiveness of the proposed amendment, are conditioned upon each of the following:

- the approval of the proposed amendment by the holders of at least a majority of the outstanding shares of our common stock and class A preferred stock, voting together as a single class; and

- the expiration of the final restriction period applicable to the series A-4 preferred stock, which is October 8, 2007.

Deferral or Abandonment

Notwithstanding the foregoing, our Board of Directors reserves the right to defer or abandon the proposed amendment without further action by the stockholders at any time before the filing of a certificate of amendment with the Delaware Secretary of State, even if the proposed amendment has been approved by the stockholders at the Annual Meeting and all other conditions have been satisfied. The Board of Directors will also abandon the proposed amendment if any of the conditions described under "Conditions Precedent to Effectiveness of the Amendment" fail to occur.

Interests of Our Officers and Directors

Some of our officers and directors presently own shares of series A-1, A-2, A-3 and A-4 preferred stock, as described above in "Stock Ownership of Certain Beneficial Owners and Management," but these interests are no different from the interests of any other holders of the series A-1, A-2, A-3 and A-4 preferred stock.

Certain Federal Income Tax Consequences

We have summarized below certain United States federal income tax consequences of the proposed amendment based on the U.S. Internal Revenue Code of 1986, as amended (the "Code") and currently in effect. This summary applies only to a stockholder who is (i) an individual citizen or resident of the United States, (ii) a corporation (or entity taxed as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (iii) an estate the income of which is subject to United States federal income tax regardless of its source, or (iv) a trust that is subject to the primary supervision of a U.S. court and the control of one or more U.S. persons or that has validly elected to be treated as a U.S. person for U.S. federal income tax purposes.

We believe that as a result of the proposed amendment:

- no gain or loss will be recognized for federal income tax purposes by any of the holders of our series A-1, A-2, A-3 and A-4 preferred stock upon the reclassification of shares of our series A-1, A-2, A-3 and A-4 preferred stock into shares of class A preferred stock;

- a stockholder's aggregate basis in its shares of preferred stock will be the same as the stockholder's aggregate basis in the series A-1, A-2, A-3 and A-4 preferred stock reclassified;

- a stockholder's holding period for the class A preferred stock will include such stockholder's holding period for the series A-1, A-2, A-3 and A-4 preferred stock reclassified, provided that each share of series A-1, A-2, A-3 and A-4 preferred stock was held by such stockholder as a capital asset as defined in Section 1221 of the Code on the effective date of the amendment; and

- no gain or loss will be recognized for federal income tax purposes by us upon the reclassification of shares of our series A-1, A-2, A-3 and A-4 preferred stock into shares of class A preferred stock.

No Appraisal Rights

None of our stockholders, including holders of our series A-1, A-2, A-3 and A-4 preferred stock, will have appraisal rights under Delaware law or under our restated certificate of incorporation or bylaws in connection with the proposed amendment.

Unanimous Recommendation of the Board of Directors; Vote Required

The Board of Directors unanimously recommends a vote FOR the amendment of our certificate of incorporation to eliminate the distinction between series of our class A preferred stock. The affirmative vote of the holders of a majority of the voting power of common stock and class A preferred stock, voting together as a single class, is required to approve the proposal. Shares of common stock and class A preferred stock represented by properly executed, timely received and unrevoked proxies will be voted in accordance with the instructions indicated thereon. In the absence of specific instructions, properly executed, timely received and unrevoked proxies and voting instructions will be voted "FOR" the proposal.

PROPOSAL IV—APPROVAL OF MATERIAL TERMS OF AND CERTAIN AMENDMENTS TO OUR 2006 EQUITY INCENTIVE PLAN

We are seeking the approval of our stockholders of certain material terms of and amendments to our 2006 Equity Incentive Plan. In order that we may be able to continue to deduct certain items of compensation paid to certain of our executive officers for federal income tax purposes, we are submitting for stockholder approval certain terms and provisions of the Plan under which we provide "performance-based compensation." We are also submitting for approval certain amendments to this plan.

The 2006 Equity Incentive Plan was initially adopted by our Board of Directors in November 2005 and approved by our stockholders in September 2006. In March 2007, our Board of Directors recommended that the 2006 Equity Incentive Plan, along with certain proposed amendments to the Plan (the 2006 Equity Incentive Plan as proposed to be amended, the "Plan"), be submitted to stockholders for their approval. The Plan provides for the grant to our employees, directors, and consultants of stock options, stock appreciation rights ("SARs"), stock awards (including restricted stock, restricted stock units, deferred stock, performance shares and other similar types of awards, including other awards under which recipients are not required to pay any purchase or exercise price, such as phantom stock rights) and cash awards designed to comply with certain federal tax rules as described further below. All equity awards granted under the Plan will be granted with respect to shares of our common stock and/or class A preferred stock.

A copy of the Plan is attached as Appendix C to this proxy statement. In order to facilitate consideration of this Proposal IV by our stockholders, Appendix C is marked to reflect all changes that have been made to the Plan since it was previously approved by our stockholders in September 2006 (prior to our initial public offering). In addition, the material terms of the Plan are summarized below. The description of the Plan included in this Proposal IV may not contain all of the information about the Plan that is important to you and we recommend that you read the full text of Appendix C in connection with your review of this proposal.

Code Section 162(m) Matters

Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code") generally prevents public companies from deducting compensation paid in excess of $1 million to certain of their executive officers during any single year. Under current law, this restriction applies to compensation paid to our Chief Executive Officer and our other four most highly compensated officers. Certain "performance-based compensation" is specifically exempted from this deduction limit if it otherwise meets the requirements of Section 162(m). In order that we may grant awards of stock options, stock appreciation rights or restricted stock and/or pay cash awards and other types of equity awards (regardless of when granted) under the Plan after the date of our 2008 Annual Meeting of Stockholders (our "2008 Annual Meeting") and have those awards and/or payments qualify as exempt performance-based compensation for purposes of Section 162(m), the material terms of the Plan must be approved by our stockholders before the date of our 2008 Annual Meeting in a manner that complies with Section 162(m). We are submitting the material terms of our Plan relating to Section 162(m) for stockholder approval to satisfy this requirement.

Stock options and stock appreciation rights that are structured such that the recipient's compensation is based solely on the appreciation of the value of the underlying shares from the date of grant until the date of exercise may qualify as performance-based compensation if, among other requirements, the plan under which the awards are granted is stockholder-approved and contains a limit on the number of shares that may be granted under options or SARs to any one individual during a specified period. When originally adopted, the Plan provided that no employee could be granted options or SARs covering more than 1,000,000 shares (subject to adjustment in the event of a stock split or the occurrence of certain other corporate transactions, as described below) in any fiscal year. In March 2007, our Board amended the Plan, subject to stockholder approval, to increase the annual limit on the number of option and SAR shares that may be granted to any employee during a fiscal year from 1,000,000 to 3,000,000 shares. We now seek stockholder approval of this increase.

Additional requirements apply to certain other forms of compensation, such as cash awards and stock awards (as defined below) in order for them to qualify as performance-based compensation, including a requirement that payment under the awards be contingent upon the achievement of certain performance goals that are established in a manner specified under Section 162(m). As a result, the Plan permits us to issue certain awards that incorporate performance objectives and provides that these performance objectives, which we call "objectively determinable performance conditions," may be based upon:

- net revenue dollars
- revenue growth
- earnings per share
- return on assets
- return on equity
- net order dollars
- net profit dollars
- net profit growth
- operating cash flow
- operating income
- number of contract bookings
- number of contract awards
- profits before tax
- return on investment capital
- days working capital
- objective customer satisfaction indicators
- objective efficiency measures
- objective individual performance goals
- other similar objectives

Each of these performance objectives may be with respect to the Company and/or an affiliate or individual business unit. Under Section 162(m), each performance condition must be (1) established either at the time an award is granted or no later than the earlier of 90 days after the beginning of the period of service to which it relates or before the elapse of 25% of the period of service to which it relates, (2) uncertain of achievement at the time it is established and (3) determinable as to achievement by a third party with knowledge of relevant facts. Despite the provisions above, certain awards under the Plan (such as time-vested restricted stock or restricted stock units) do not qualify for the performance-based exemption from the $1 million deduction limit.

In addition, as with options and SARs, stock awards and cash awards must be granted pursuant to a stockholder-approved plan that contains limits on the number of shares subject to stock awards and the amount of cash awards that may be granted to any one individual under the Plan during a specified period. To satisfy this requirement, the Board of Directors amended the Plan in March 2007 to limit the aggregate amount of cash awards that may be granted to an employee under the Plan during any fiscal year to $5,000,000 and to limit the aggregate number of shares subject to stock awards that may be granted during any fiscal year to an employee to 2,000,000 shares (subject to adjustment in the event of a stock split or the occurrence of certain other corporate transactions, as described below).

Each of the annual limits on stock-based awards and cash awards is independent of the other two annual limits. As a result, for example, we could grant to a individual during a single year (i) options to purchase up to 3,000,000 shares, (ii) up to 2,000,000 stock award shares and (iii) a cash award of up to $5,000,000. However, the limit that applies to options and SARs is inter-related; as a result, we could grant options to the employee during a given fiscal year for 3,000,000 shares or SARs covering 3,000,000 shares, but could not grant options and SARs for an aggregate of more than 3,000,000 shares.

Certain other requirements apply in order for awards to qualify as performance-based compensation, including that such awards must be granted by a Compensation Committee of the Board whose members satisfy certain independence requirements imposed by the Code.

Information regarding certain outstanding Plan awards is provided below in this proposal under "Plan Benefits" and elsewhere in this proxy statement where we discuss in greater detail our executive compensation arrangements.

Approval by our stockholders of the material terms of the Plan, including the increase to the annual limit on the number of option and SAR shares that may be granted to an employee during a fiscal year, under this proposal will constitute stockholder approval of the material terms of the Plan (as further described below) for Section 162(m) purposes, including approval of:

- the respective per-employee annual share limits to the number of options, SAR shares and stock awards that may be granted under the Plan, as described above;
- the $5,000,000 per-employee annual limit on the amount of cash awards that may be granted under the Plan;
- the objectively determinable performance conditions (as described above); and
- the persons eligible to receive awards under the Plan (as described below).

If our stockholders do not approve the material terms of the Plan under this proposal, (i) the annual per-employee limit on options and SARs will remain at 1,000,000 shares, (ii) there will be no limit on the amount of cash and stock awards that may be made under the Plan and (iii) beginning on and after the date of the 2008 Annual Meeting, we will not make awards under this Plan to our 162(m) Group (as defined below) until after such time as we have obtained stockholder approval of the Plan. In addition, in the event that our stockholders do not approve the material terms of the Plan under this proposal, we may decide to grant stock-based and cash awards outside of this Plan to the extent we are otherwise legally permitted to do so, notwithstanding the fact that such awards may not be deductible for purposes of Section 162(m). Assuming that our stockholders do approve the material terms of the Plan, in order to assure our continued ability to deduct awards made under the Plan in the future, we will be required under Section 162(m) to seek stockholder approval of certain terms of the Plan again in 2012. In addition, the Plan allows our Board or Compensation Committee to grant Plan awards that do not comply with the Section 162(m) requirements (other than the annual limitations described above) at any time.

Certain Other Plan Amendments

In reviewing our compensation practices since the completion of our initial public offering, including in light of various evolving market practices and changing regulatory requirements that affect equity compensation, our Board of Directors and its Compensation Committee identified certain changes that it desired to make to the Plan. Accordingly, the Board of Directors and the Compensation Committee intend to make various clarifying and administrative amendments to the Plan, as reflected in the form of Plan attached as Appendix C. Other than the amendment described above increasing the annual limit of the number of shares subject to options and SARs that may be granted to any individual employee, we believe that the other Plan amendments reflected on Appendix C do not require stockholder approval under applicable stock exchange rules or under the Plan itself. Nonetheless, we are submitting all these amendments to our stockholders for approval along with the Section 162(m) matters described above as a way to keep our stockholders informed about and involved in our compensation practices. Stockholders should in particular note the following amendments for which we seek stockholder approval:

- ***Amendments regarding "net exercises" of awards*** – We have amended the Plan to clarify that shares not issued to a Plan participant following his or her decision to "net exercise" a stock option or to exercise a SAR remain available for issuance in the future under the Plan. A "net exercise" of an option occurs when the Company holds back shares underlying an option in order to cover the option's exercise price. As a result of this exercise method, the optionee does not pay the Company any cash or other consideration for the exercise price, which method is sometimes referred to as a "cashless" exercise. The Plan currently makes clear that if the Company *requires* an optionee to net exercise an option, the unissued shares remain available for issuance in the future under the Plan. However, the Plan did not explicitly address whether such shares should remain available for issuance in situations in which the optionee decides to net exercise the option or upon exercise of a stock appreciation right. Our Board of Directors has approved amendments to the Plan to make it explicit that, in the case of a participant-elected net exercise of an option or any exercise of a SARs, any shares not actually issued to the Plan participant will remain available for future issuance under the Plan. This amendment does not affect the aggregate number of shares that might be issued over the term of the Plan. Rather, it allows us to continue to have available for issuance shares that might otherwise have been considered "retired" under the Plan.

- ***Elimination of ability to reprice options or stock appreciation rights without stockholder approval*** – Currently, the Plan allows the Compensation Committee to reprice, cancel and regrant or otherwise adjust the exercise price of options and SARs previously granted under the Plan without the approval of our stockholders. Subject to stockholder approval of this proposal, we have amended the Plan so as not to allow the Company to reprice or otherwise reduce the exercise price of outstanding options or SARs granted under the Plan without the approval of our stockholders, other than in connection with a change in the Company's capitalization. In light of the recent focus on stock option and other governance matters, our Board of Directors has determined that it would prefer to seek stockholder approval should it ever desire to reprice or otherwise decrease the exercise price of options or SARs previously granted under the Plan (other than in connection with a change in the Company's capitalization, such as a stock split or similar transaction).
- ***Elimination of ability to grant options having an exercise price below grant date fair market value of our stock*** – Currently, the Plan allows us to grant nonstatutory stock options having an exercise price no less than 85% of the fair market value of our stock on the date the option is granted. We have not granted any options that have an exercise price that is less than 100% of our stock's grant date fair market value. Subject to stockholder approval of this proposal, we have amended the Plan to require that all options have an exercise price at least equal to 100% of the fair market value of our stock on the grant date. See the discussion below about the manner in which we determine fair market value under the Plan.

If our stockholders do not approve this proposal, we intend to rely on the Board of Director's approval of the administrative and clarifying Plan amendments discussed in this section, including the amendment relating to the treatment of shares under the Plan upon net exercise of awards, but the amendments to the Plan's repricing provisions and requirements regarding option exercise prices will not take effect.

General Information Regarding the Plan

Our Board of Directors believes that equity compensation awards are an important part of our overall compensation program and that the awards are important in retaining and motivating existing personnel. The Plan provides for the grant of stock options (including incentive stock options, as defined in section 422 of the Code, and nonstatutory stock options), SARs, stock awards and cash awards intended to qualify as performance-based compensation under Section 162(m) of the Code. We are authorized to issue awards for shares of our common stock or class A preferred stock, as determined by our Compensation Committee in the administration of the Plan.

The Plan provides that an aggregate of up to 75,000,000 shares (subject to adjustment in the event of a stock split and certain other corporate transactions, as described below) of our stock is available to be issued pursuant to awards granted under the Plan, plus additional shares that may be added to the Plan as described below. All share numbers refer to either shares of common stock or class A preferred stock. For example, with respect to the 75,000,000 shares initially reserved for issuance under the Plan, we could issue 75,000,000 shares of common stock, or 75,000,000 shares of class A preferred stock, or a combination of both classes of stock so long as the total number of shares of both classes issued did not exceed 75,000,000. The following shares will continue to be available for issuance under the Plan: (1) shares forfeited or repurchased by the Company at the original purchase price or less, (2) shares withheld (not issued) upon net exercise of an option, (3) shares retained upon exercise of a stock appreciation right, (4) shares issuable upon exercise of awards that expire or become unexercisable for any reason without having been exercised in full or (5) shares not delivered to or surrendered by a holder in consideration for applicable tax withholding.

In addition, the Plan has an "evergreen" feature pursuant to which additional shares will automatically be added to the shares available for issuance under the Plan without further stockholder approval. This evergreen feature began on February 1, 2007 and will continue on each February 1 for nine years thereafter. The number of shares that may be added each year will equal the least of 30,000,000 shares (subject to adjustment in the event of a stock split and certain other corporate transactions, as described below), 5% of the Company's outstanding common stock as of the preceding January 31 (measured on an as-converted basis with respect to our outstanding shares of class A preferred stock) or a number of shares established by our Board of Directors or the committee of our Board of Directors administering the Plan. Approximately 20,000,000 shares were added on February 1, 2007 pursuant to this provision.

In addition to the Plan terms described above, other material Plan terms include:

- the committee administering the Plan has the broad discretionary authority to determine the terms of awards, including the maximum number of shares subject to other stock awards that may be granted to any one participant under the Plan during any fiscal year of the Company and the maximum value of any cash awards granted to any participant for any fiscal year under the Plan, in each case subject to the annual limits described above;

- the following will each be proportionately adjusted to reflect the terms of certain corporate transactions (including stock splits, stock dividends, extraordinary cash dividends and certain other transactions) affecting the capital stock of the Company: the number and type of shares available for issuance under the Plan (including the maximum number of shares in the evergreen feature) and subject to outstanding awards; the exercise, purchase or repurchase price per share applicable to outstanding awards; and the maximum number of shares that may be granted to one participant pursuant to stock options, SARs and stock awards in a single year; and

- the Plan will terminate in October 2016 unless we later seek stockholder approval to extend this term.

Plan Benefits

For the fiscal year ending January 31, 2008, the Compensation Committee established the following cash incentive awards that will be paid under the Plan to the officers identified below, subject to the satisfaction of certain objectively determinable performance conditions established by the Compensation Committee in March 2007. The officers identified below include the Company's Named Executive Officers for fiscal 2007 (which we refer to as, the "162(m) Group"). Since the approval of these cash incentive awards and effective as of June 2, 2007, G.T. Singley, III resigned as a Group President in connection with his upcoming retirement and L.J. Peck resigned as a Group President but will continue to serve as an Executive Vice President. As a result, other officers will comprise the 162(m) Group in fiscal 2008, although we cannot predict at this time who those officers will be.

	Fiscal 2008 Cash Incentive Award	
Named Executive Officer	**Target**	**Maximum**
K.C. Dahlberg	$1,250,000	$1,875,000
M.W. Sopp	450,000	675,000
W.A. Roper, Jr.	400,000	600,000
L.J. Peck	400,000	600,000
G.T. Singley, III	—	—

The objectively determinable performance conditions applicable to the foregoing awards to be granted to the 162(m) Group include the following: revenue, operating income, operating cash flow and level of the Company's contract awards. Whether or not stockholders approve this proposal, we believe that these cash awards will be fully deductible under Section 162(m) and we provide the table above for the purpose of helping you understand how we are operating our cash incentive award program.

Because stock-based benefits under the Plan depend on the administrator's actions and, with respect to options, SARs and stock awards, the fair market value of our stock at various future dates, it is not possible to determine the actual benefits that employees, officers, directors and consultants will receive under such awards. The closing price of a share of our stock on April 10, 2007 was $16.88. On March 29, 2007, our 162(m) Group was granted the following options for common stock and restricted stock consisting of class A preferred stock:

	Fiscal 2007 Equity Incentive Awards			
	Stock Options		Restricted Stock	
Named Executive Officer	Number of Shares Underlying Options	Exercise Price	Dollar Value of Stock Award	Number of Shares Underlying Stock Awards
K.C. Dahlberg	500,000	$17.61	$1,000,001	56,786
M.W. Sopp	155,000	$17.61	400,011	22,715
W.A. Roper, Jr.	75,000	$17.61	200,014	11,358
L.J. Peck	115,000	$17.61	300,004	17,036
G.T. Singley, III	—	—	—	—

Other Material Terms of the Plan

Administration. The Plan may be administered by our Board of Directors, a committee of our Board of Directors or a delegated officer or employee in certain circumstances. A description of our equity award grant procedures is included in "Compensation Discussion and Analysis" above.

Eligibility. Nonstatutory stock options, stock awards and cash awards may be granted under the Plan to employees, directors (including non-employee directors) and consultants of the Company or its affiliates, including prospective employees, directors and consultants conditioned on their beginning service with us. Incentive stock options may be granted only to employees of the Company or its affiliates. The administrator, in its discretion, selects the employees to whom stock options, SARs and other stock awards, as well as cash awards, may be granted, the time or times at which awards are granted and the terms of awards to be granted under the Plan.

Nonassignability of Awards. Plan awards are generally nontransferable prior to the date on which the participant has been issued unrestricted shares of our stock. The administrator does have discretionary authority to permit awards to be transferable in certain limited circumstances.

Termination of Awards. Generally, unless otherwise provided in the award agreement, if an awardee's services to the Company as an employee, consultant or director terminate other than for death or disability or for cause, vested awards will remain exercisable for a period of 90 days following the awardee's termination, or if earlier, until the expiration of the term of the award. If an awardee's services to the Company as an employee, consultant or director terminate for cause, all of the awardee's awards will immediately terminate as of the date of termination unless otherwise provided for in the award agreement. Unless otherwise provided for in the award agreement, if an awardee becomes disabled or dies while an employee, consultant or director of the Company, the vesting of all of the awardee's unvested awards will accelerate, and all of the awardee's awards will be exercisable until the expiration of the term of the award. The administrator has the authority to extend the period of time for which an award is to remain exercisable following an awardee's termination (taking into account limitations under the Code), but not beyond the expiration of the term of the award, and to permit an award to be exercised with respect to unvested shares.

Adjustments on Changes in Capitalization, Change of Control or Dissolution. In the event of any stock dividend, stock split, reverse stock split, recapitalization, combination or reclassification, spin-off, extraordinary cash dividend or similar change to the capital structure of the Company (not including a fundamental transaction or change in control), our Board of Directors or Compensation Committee will make appropriate proportionate adjustments to:

- the number and type of shares available for issuance under the Plan (including the maximum number of shares in the evergreen feature) and subject to outstanding awards;
- the exercise, purchase or repurchase price per share applicable to outstanding awards; and
- the maximum number of shares that may be granted to one participant pursuant to stock options, stock appreciation rights and stock awards in a single year.

The specific form of any such adjustments shall be determined by the Board or Compensation Committee.

The Plan provides that in the event of our merger with or into another corporation, a sale of substantially all of our assets or another change of control transaction as determined by the administrator, the successor entity may assume or substitute all outstanding awards. If the successor entity does not assume or substitute all outstanding awards, the vesting of all awards will accelerate and any repurchase rights on awards will terminate. If a successor entity assumes or substitutes all awards and a participant is involuntarily terminated by the successor entity for any reason other than death, disability or cause within 18 months following the change of control, all outstanding awards of the terminated participant will immediately vest and be exercisable for a period of six months following termination. In the event of a change of control, the vesting of all awards held by non-employee directors of the Company will accelerate.

In the event of a proposed dissolution or liquidation of the Company, our Board may cause awards to fully vest and may cause the Company's repurchase rights to lapse upon completion of the dissolution. In the event of a dissolution or liquidation of the Company, all outstanding awards will terminate immediately prior to the dissolution.

Amendment and Termination. The Board may amend, suspend or terminate the Plan. However, the Company will obtain stockholder approval for any amendment to the Plan to the extent required to comply with applicable laws and New York Stock Exchange listing requirements.

Generally, no action by the Board or stockholders may alter or impair any outstanding award under the Plan without the written consent of the holder of such award. Unless we later seek a stockholder-approved extension of the Plan term, awards may be granted under the Plan only until October 16, 2016.

Stock Options

Each option is evidenced by a stock option agreement between the Company and the optionee and is subject to the following additional terms and conditions. Options are exercisable for either our common stock or class A preferred stock as determined by the committee of our Board of Directors administering the Plan. The Plan allows the administrator broad discretion to determine the terms of individual options. The committee of our Board of Directors administering the Plan may substitute our common stock for class A preferred stock at the time of exercise of an option.

Exercise Price. The administrator determines the exercise price of options at the time the options are granted. Subject to approval of this proposal, the exercise price of stock options granted under the Plan may not be less than 100% of the fair market value of the stock subject to the option on the date of grant of the option, provided that the exercise price of an incentive stock option to an employee who is also a greater than 10%

stockholder of the Company must have an exercise price at least equal to 110% of the fair market value of the stock subject to the option on the date of grant of the option. If this proposal is not approved by stockholders, then we may grant nonstatutory stock options with an exercise price no less than 85% of the grant date fair market value. The Plan defines fair market value as the closing price of our common stock on the date prior to the relevant date so long as our stock is traded on an exchange on that prior date. We determine the fair market value of our class A preferred stock with reference to the value of our common stock.

Exercise of Option; Form of Consideration. The administrator determines when options vest and become exercisable and in its discretion may accelerate the vesting and/or exercisability of any outstanding option. The Company's standard vesting schedule applicable to options granted to employees provides that 20% of the total number of shares subject to the option become vested and exercisable on each of the first, second and third anniversaries of the date of grant and the remaining 40% of the total number of shares subject to the option become vested and exercisable on the fourth anniversary of the date of grant. The means of payment for shares issued upon exercise of an option are specified in each option agreement. The Plan permits payment to be made by cash, check, wire transfer, cancellation of indebtedness, other shares of the Company's stock (with some restrictions), broker assisted same-day sales, in certain circumstances a "net exercise" (delivery of cash or stock for any net appreciation in the shares at the time of exercise over the exercise price) and any other means of consideration permitted by applicable law and the administrator.

Term of Option. The term of an option may be no more than ten years from the date of grant; provided that the term of an incentive stock option may not be more than five years from the date of grant for an optionee who is also a greater than 10% stockholder. No option may be exercised after the expiration of its term.

Stock Appreciation Rights

Stock appreciation rights are rights to receive cash and/or shares of our stock based on the amount by which the exercise date fair market value of a specific number of shares exceeds the grant date fair market value of the exercised portion of the right. The specific terms and conditions applicable to a SAR will be provided in an individual award agreement. The grant or vesting of a SAR may, but need not, be made contingent on the achievement of objectively determinable performance conditions (as described above).

Stock Awards

The Plan permits us to grant a variety of stock awards (including awards having no exercise or purchase price or having an exercise or purchase price that is less than the fair market value of our stock as of the date of grant of the award, such as phantom stock rights). Restricted stock grants are awards of a specific number of shares of our stock. Restricted stock units represent a promise to deliver shares of our stock, or an amount of cash or property equal to the value of the underlying shares, at a future date. Deferred stock is a grant of shares of our stock that are distributed in the future upon vesting. Performance shares are rights to receive amounts, denominated in cash or shares of our stock, based upon our or a participant's performance during the period between the date of grant and a pre-established future date.

Each stock award is generally evidenced by a stock award agreement between us and the participant. The Plan allows the administrator broad discretion to determine the terms of individual stock awards. Each stock award agreement may contain provisions such as the following: (1) the number and type of shares subject to the stock award, (2) the purchase price of the shares, if any, and the means of payment for the shares, (3) the performance criteria (including the objectively determinable performance conditions (as described above)), if any, and level of achievement versus the criteria that will determine the number of shares granted, issued, retainable and vested, as applicable, (4) the terms, conditions and restrictions on the grant, issuance, vesting and forfeiture of the shares, as applicable, as may be determined from time to time by the administrator, (5) restrictions on the transferability of the stock award, and (6) further terms and conditions, in each case not inconsistent with the Plan, as may be determined from time to time by the administrator. Shares may be granted under the Plan as stock awards without requiring the participant to pay us an amount equal to the fair market value of the stock subject to the award as of the award grant date in order to acquire the award shares.

Cash Awards

Cash awards may be granted either alone, in addition to, or in tandem with other awards granted under the Plan. A cash award granted under the Plan may be made contingent on the achievement of objectively determinable performance conditions (as described above). A cash award may also contain other terms, conditions or restrictions, such as the following: (1) the target and maximum amount payable to the participant as a cash award, (2) the level of achievement versus the criteria that will determine the amount of the payment, (3) restrictions on the alienation or transfer of the cash award prior to actual payment, (4) forfeiture provisions, and (5) further terms and conditions, in each case not inconsistent with the Plan, as may be determined from time to time by the administrator. Nothing in the Plan prevents us from granting cash awards outside of the Plan to any individual. We intend to make cash awards under the Plan only in order to have such cash awards qualify as performance-based compensation under the requirements of Section 162(m) of the Code. We may, and likely will, from time to time grant cash awards not intended to qualify as performance-based compensation outside of the Plan.

U.S. Federal Income Tax Consequences of Awards

THE FOLLOWING IS A GENERAL SUMMARY OF THE TYPICAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE ISSUANCE AND EXERCISE OF OPTIONS OR OTHER AWARDS UNDER THE PLAN. IT DOES NOT DESCRIBE STATE OR OTHER TAX CONSEQUENCES OF THE ISSUANCE AND EXERCISE OF OPTIONS OR OTHER AWARDS.

Options. An optionee who is granted an incentive stock option does not recognize taxable income at the time the option is granted or upon its exercise, although the excess (if any) of the fair market value of the stock at exercise over the exercise price is treated as an item of income for alternative minimum tax purposes and may subject the optionee to the alternative minimum tax. Alternative minimum tax is an alternative method of calculating the income tax that must be paid each year, which includes certain additional items of income and tax preferences and disallows or limits certain deductions otherwise allowable for regular tax purposes. Alternative minimum tax is payable only to the extent that the alternative minimum tax exceeds "ordinary" federal income tax for the year (computed without regard to certain credits and special taxes).

Upon a disposition of the shares acquired on exercise of an incentive stock option more than two years after grant of the option and one year after exercise of the option, the optionee will recognize long-term capital gain or loss equal to the difference between the sale price and the exercise price. If a disposition occurs before either of the holding periods are satisfied, referred to as a disqualifying disposition, then (1) if the sale price exceeds the exercise price, the optionee will recognize capital gain equal to the excess, if any, of the sale price over the fair market value of the shares on the date of exercise and will recognize ordinary income equal to the difference, if any, between the lesser of the sale price or the fair market value of the shares on the exercise date and the exercise price; or (2) if the sale price is less than the exercise price, the optionee will recognize a capital loss equal to the difference between the exercise price and the sale price. We are not entitled to a federal income tax deduction in connection with incentive stock options, except to the extent that the optionee has taxable ordinary income on a disqualifying disposition (unless limited by Section 162(m) of the Code).

An optionee does not recognize any taxable income when a nonstatutory stock option is granted. Upon the exercise of a nonstatutory option with respect to vested shares, the optionee has taxable ordinary income (and unless limited by Section 162(m), we are entitled to a corresponding deduction) equal to the option spread on the date of exercise. Any taxable income recognized in connection with exercise of a nonstatutory option by an employee of the Company is subject to tax withholding. Upon a disposition of stock acquired upon exercise of a nonstatutory option, the optionee recognizes either long-term or short-term capital gain or loss, depending on how long the stock was held, on any difference between the sale price and the exercise price, to the extent not recognized as taxable income on the date of exercise. We may allow nonstatutory options to be transferred subject to conditions and restrictions imposed by the administrator; special tax rules may apply on a transfer.

In the case of both incentive stock options and nonstatutory options, special federal income tax rules apply if our common stock is used to pay all or part of the option exercise price, and different rules than those described above will apply if unvested shares are purchased on exercise of the option.

In September 2005, the IRS issued proposed regulations under Section 409A of the Code, which was enacted by Congress in October 2004 and imposes significant new requirements with respect to nonqualified deferred compensation plans and arrangements. The types of compensatory arrangements affected by this new law are broad and include options to purchase preferred stock. The IRS issued final regulations under Section 409A in April 2007 and we are evaluating their effect on our options to purchase class A preferred stock. To avoid potentially severe adverse tax consequences, the Plan permits us to substitute our common stock for class A preferred stock at the time of exercise of an option to the extent necessary to comply with Section 409A.

Stock Awards. Stock awards will generally be taxed in the same manner as nonstatutory stock options. However, shares issued under a restricted stock award are subject to a "substantial risk of forfeiture" within the meaning of Section 83 of the Code to the extent the shares will be forfeited in the event that the participant ceases to provide services to the Company and are nontransferable. If a stock award is subject to a substantial risk of forfeiture, the participant will not recognize ordinary income at the time the award shares are issued. Instead, the participant will recognize ordinary income on the dates when the stock is no longer subject to a substantial risk of forfeiture, or when the stock becomes transferable, if earlier. The participant's ordinary income is measured as the difference between the amount paid for the stock, if any, and the fair market value of the stock on the date the stock is no longer subject to forfeiture.

The employee may accelerate his or her recognition of ordinary income, if any, and begin his or her capital gains holding period by timely filing (i.e., within 30 days of the share issuance date) an election pursuant to Section 83(b) of the Code. In such event, the ordinary income recognized, if any, is measured as the difference between the amount paid for the stock, if any, and the fair market value of the stock on the date of such issuance, and the capital gain holding period commences on the date of issuance.

The ordinary income on a stock award recognized by an employee will be subject to tax withholding by the Company. Unless limited by Section 162(m), we are entitled to deduct the same amount as and at the time the employee recognizes ordinary income.

Cash Awards. Upon receipt of cash, the recipient will have taxable ordinary income, in the year of receipt, equal to the cash received. Any cash received will be subject to tax withholding by the Company. Unless limited by Section 162(m) of the Code, we will be entitled to a tax deduction in the amount and at the time the recipient recognizes compensation income.

Accounting Treatment

Based on Statement of Financial Accounting Standards No. 123(R), which was adopted on February 1, 2006, we recognize compensation expense in an amount equal to the fair value on the date of grant of all stock options under the Plan. The total compensation expense will be based on the number of option shares multiplied by the grant date fair value of an option. We are using the Black-Scholes valuation model to measure fair value of option grants. In addition, we will recognize compensation expense for other awards under the Plan. In general, the expense associated with each award will be recognized over the requisite service period, generally the vesting period.

Unanimous Recommendation of the Board of Directors; Vote Required

The Board of Directors unanimously recommends a vote FOR the material terms of and amendments to our 2006 Equity Incentive Plan. The affirmative vote of the holders of a majority of the voting power of common stock and class A preferred stock, voting together as a single class, present or represented and entitled to vote at the Annual Meeting is required to approve the proposal. Abstentions have the effect of a vote against the proposal, and broker "non-votes" have no effect on the outcome of the proposal. Shares of common stock and/or class A preferred stock represented by properly executed, timely received and unrevoked proxies will be voted in accordance with the instructions indicated thereon. In the absence of specific instructions, properly executed, timely received and unrevoked proxies will be voted "FOR" the proposal.

PROPOSAL V— RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board of Directors has appointed Deloitte & Touche LLP as the independent registered public accounting firm to audit our consolidated financial statements for the fiscal year ending January 31, 2008. During the fiscal year ended January 31, 2007, Deloitte & Touche LLP served as our independent registered public accounting firm and also provided certain tax and other audit-related services as set forth under the caption "Audit Matters" below. Representatives of Deloitte & Touche LLP will be at the Annual Meeting to respond to appropriate questions and will have the opportunity to make a statement if they desire to do so.

Stockholders are not required to ratify the appointment of Deloitte & Touche LLP as our independent registered public accounting firm. However, we are submitting the appointment for ratification as a matter of good corporate practice. If stockholders fail to ratify the appointment, the Audit Committee will consider whether or not to retain Deloitte & Touche LLP. Even if the appointment is ratified, the Audit Committee may direct the appointment of a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of the Company and our stockholders.

Unanimous Recommendation of the Board of Directors; Vote Required

The Board of Directors unanimously recommends a vote FOR the ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending January 31, 2008. The affirmative vote of the holders of a majority of the voting power of common stock and class A preferred stock, voting together as a single class, present or represented and entitled to vote at the Annual Meeting is required to approve the proposal. Shares of common stock and/or class A preferred stock represented by properly executed, timely received and unrevoked proxies will be voted in accordance with the instructions indicated thereon. In the absence of specific instructions, properly executed, timely received and unrevoked proxies will be voted "FOR" the proposal.

AUDIT COMMITTEE REPORT

The purpose of the Audit Committee is to assist the Board of Directors in its oversight of: (i) the integrity of the Company's financial statements, including the financial reporting process, system of internal control over financial reporting and audit process; (ii) compliance by the Company with legal and regulatory requirements; (iii) the registered public accountant's qualifications and independence; (iv) the performance of the Company's internal audit function and registered public accountants; (v) financial reporting risk assessment and mitigation; and (vi) the preparation of the report of the Audit Committee to be included in the Company's annual proxy statement. The Audit Committee's job is one of oversight and it recognizes that the Company's management is responsible for the preparation and certification of the Company's financial statements and that the registered public accountants are responsible for auditing those financial statements. Additionally, the Audit Committee recognizes that financial management, including the internal audit staff, and the registered public accountants, have more time, knowledge, and detailed information on the Company than do Audit Committee members. Consequently, in carrying out its oversight responsibilities, the Audit Committee is not providing any expert or special assurance as to the Company's financial statements or any professional certification as to the registered public accountant's work.

The duties and responsibilities of the Audit Committee have been set forth in a written charter since 1975, a copy of which is available on our website at www.saic.com by clicking on the links entitled "Investor Relations," "Corporate Governance" and then "Board Committees." As set forth in more detail in the charter, the Audit Committee's primary responsibilities fall into the following categories.

- *Internal Controls and Disclosure Controls* – Review and make recommendations on the assessment performed by management on internal control over financial reporting and the report and attestation of the registered public accountants on management's assessment of internal controls over financial reporting; review the internal control assessment with the registered public accountants, the internal auditor, and management; review any major issues as to the adequacy of the Company's internal control over financial reporting and any special audit steps adopted in light of material control deficiencies; review the disclosure controls and procedures of the Company designed to ensure timely collection and evaluation of information required to be disclosed in the Company's filings with the Securities and Exchange Commission or posted on the Company's website; and review the registered public accountant's procedures and management of the audit relating to internal control over financial reporting.

- *Independent Audit* – Retain a registered public accounting firm for the purpose of preparing or issuing an audit report on the consolidated financial statements of the Company and performing other audit, review or attest services; preapprove the compensation and fees to be paid to the registered public accountants, preapprove all audit and non-audit services to be performed by the registered public accountants in advance and evaluate the qualifications, performance and independence of the registered public accountants; oversee the work of the registered public accountants; ensure the objectivity of the registered public accountants by reviewing and discussing all relationships between the registered public accountants and the Company and its affiliates; obtain and review a report by the registered public accountants that describes their internal quality-control procedures; review the proposed audit scope and procedures to be utilized; obtain and review a post-audit report from the registered public accountant; and review all critical accounting policies and practices to be used, major issues regarding accounting principles and financial statement presentation and analyses prepared by management and/or the registered public accountants setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements.

- *Internal Audit* – Review the qualifications, organizational structure and performance of the internal audit function; review, approve and update the rolling three-year internal audit plan; receive periodic summaries of findings from completed internal audits and the status of major audits in process;

receive timely notification of any issues or concerns identified during the course of internal audits and reviews; and discuss with the registered public accountants the responsibilities, budget and staffing of the Company's internal audit function.

- *Financial Reporting* – Review and discuss with management, the registered public accountants and the internal auditor the Company's annual and quarterly consolidated financial statements, including the disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations" that will be contained in the Company's Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q; discuss with the registered public accountants the auditor's judgments about the quality and not just the acceptability of accounting principles used to prepare the Company's consolidated financial statements and review the type of information to be disclosed in the Company's earnings press releases; and discuss the earnings press releases and review any financial information and earnings guidance provided to analysts and rating agencies.
- *Ethical and Legal Compliance* – Review the effectiveness of the Company's system for monitoring compliance with laws and regulations; establish procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters (including procedures for receiving and handling complaints on a confidential and anonymous basis); review and monitor compliance with the code of ethics for the principal executive officer and senior financial officers; review the code of ethical conduct and reporting applicable to the Company's in-house and outside attorneys; and receive, evaluate and handle any complaints submitted to or reported to the Audit Committee.
- *Other Responsibilities* – Discuss and evaluate the Company's guidelines and policies regarding risk assessment and risk management; discuss the Company's major financial risk exposures and the steps management has taken to monitor and control such exposures; and review the Company's litigation, government investigation and legal compliance matters for the purpose of determining the adequacy and appropriateness of the Company's financial reserves and control processes.

In the course of fulfilling its responsibilities, the Audit Committee has:

- met with the internal auditor and the registered public accountants to discuss any matters that the internal auditor, the registered public accountants or the Committee believed should be discussed privately without members of management present;
- met with management of the Company to discuss any matters management or the Committee believed should be discussed privately without the internal auditor or the registered public accountants present;
- reviewed and discussed with management and Deloitte & Touche LLP, the Company's independent auditors, the audited consolidated financial statements for the fiscal year ended January 31, 2007;
- discussed with Deloitte & Touche LLP the matters required to be discussed by Statement of Accounting Standards No. 61 (Communication with Audit Committees); and
- received the written disclosures and the letter required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees).

Based on the reviews and discussions summarized in this Report and subject to the limitations on our role and responsibilities referred to above and contained in the Audit Committee Charter, the Audit Committee recommended to the Board of Directors that the Company's audited consolidated financial statements referred to above be included in the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 2007 for filing with the Securities and Exchange Commission.

W.H. Demisch
J.A. Drummond
A.K. Jones
H.M.J. Kraemer, Jr.
A.T. Young

April 10, 2007

AUDIT MATTERS

Independent Auditor

The Audit Committee of the Board of Directors has appointed Deloitte & Touche LLP as the independent registered public accounting firm to audit our financial statements for the fiscal year ending January 31, 2008. Stockholders are being asked to ratify the appointment of Deloitte & Touche LLP at the Annual Meeting, as described above.

Audit and Non-Audit Fees

Aggregate fees billed to the Company for the fiscal years ended January 31, 2007 and January 31, 2006 by the Company's principal accounting firm, Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu and their respective affiliates (collectively, the "Deloitte Entities"), were as follows:

	2007	2006
Audit Fees (a)	$7,145,000	$6,282,000
Audit-Related Fees (b)	719,000	1,278,000
Tax Fees (c)	252,000	210,000
All Other Fees	—	—
Total Fees	$8,116,000	$7,700,000

(a) Audit fees include audits of consolidated financial statements, required statutory audits, quarterly reviews, reviews of registration statement filings, comfort letters and consents related to SEC filings.

(b) Includes fees for consultation and planning related to the Company's Sarbanes-Oxley Section 404-readiness activities of $429,000 and $881,000 for the years ended January 31, 2007 and 2006, respectively; audits of employee benefit plans of $260,000 and $238,000 for the years ended January 31, 2007 and 2006, respectively; and other stand alone audits of $30,000 and $159,000 for the years ended January 31, 2007 and 2006, respectively.

(c) Represents fees for tax services related to preparation and/or review of various statutory tax filings including U.S., foreign, state, benefit plans and others, including research and discussions related to tax compliance matters.

The Audit Committee has considered whether the above services provided by the Deloitte Entities are compatible to maintaining the independence of the Deloitte Entities. The Audit Committee has the responsibility to pre-approve all audit and non-audit services to be performed by the registered public accountant in advance. Further, the Chairperson of the Audit Committee has the authority to pre-approve audit and non-audit services as necessary between regular meetings of the Audit Committee, provided that any such services so pre-approved shall be disclosed to the full Audit Committee at its next scheduled meeting. All of the Audit, Audit-Related and Tax Fees set forth above were pre-approved by one of these means.

OTHER INFORMATION

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, and the rules of the Securities and Exchange Commission thereunder require our directors and executive officers to file reports of their ownership and changes in ownership of common stock with the Securities and Exchange Commission. Our personnel generally prepare and file these reports on the basis of information obtained from each director and officer and pursuant to a power of attorney. Based on such information provided to us, we believe that all reports required by Section 16(a) of the Securities Exchange Act of 1934, as amended, to be filed by our directors and executive officers during fiscal 2007 were filed on time, except that reports covering one transaction each for L.J. Peck and G.T. Singley, III were filed late as a result of administrative error.

Stockholder Proposals for the 2008 Annual Meeting

Any stockholder proposals intended to be presented at the 2008 Annual Meeting of Stockholders must be received by us no later than January 9, 2008 in order to be considered for inclusion in our proxy statement and form of proxy relating to that meeting.

In addition, Section 3.03 of our bylaws provides that, in order for a stockholder to propose any matter for consideration at the annual meeting (other than by inclusion in the proxy statement), such stockholder must give timely notice to our Corporate Secretary of his or her intention to bring such business before the meeting. To be timely, notice must be delivered to the Corporate Secretary not later than the close of business on the 90th day, nor earlier than the close of business on the 120th day, prior to the first anniversary of the preceding year's annual meeting. (In the event, however, that the date of the annual meeting is more than 30 days before or more than 70 days after such anniversary date, notice by the stockholder must be delivered not earlier than the close of business on the 120th day prior to such annual meting and not later than the close of business on the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made by us, whichever occurs later). Such notice must contain certain information, including a brief description of the business the stockholder proposes to bring before the meeting, the reasons for conducting such business at the annual meeting, the name and record address of the stockholder proposing such business, the class and number of shares of common stock and/or class A preferred stock beneficially owned by the stockholder and any material interest of the stockholder in the business so proposed.

Annual Report On Form 10-K

We will provide without charge to any stockholder, upon written or oral request, a copy of our Annual Report on Form 10-K for the year ended January 31, 2007 (without exhibits) as filed with the Securities and Exchange Commission. Requests should be directed to SAIC, Inc., 10260 Campus Point Drive, San Diego, California 92121, Attention: Corporate Secretary, 1-858-826-6000.

By Order of the Board of Directors



Douglas E. Scott
Senior Vice President,
General Counsel and Corporate Secretary

May 7, 2007

[THIS PAGE INTENTIONALLY LEFT BLANK]

PROPOSED AMENDMENT TO CERTIFICATE OF INCORPORATION TO PROVIDE FOR THE ANNUAL ELECTION OF DIRECTORS

SEVENTH: THE BOARD OF DIRECTORS.

(A) **Number of Directors ~~and Classes of Directors~~.** The number of directors which shall constitute the whole Board of Directors of the Corporation shall be not less than ten (10) and not more than eighteen (18), and the exact number shall be fixed by the Board of Directors. ~~The Board shall be divided into three classes, Class I, Class II and Class III. Such classes shall be as nearly equal in number of directors as possible. Each such director shall serve for a term ending on the third annual meeting following the annual meeting at which such director was elected; provided, however, that the directors first elected to Class I shall serve for a term ending on the annual meeting next following the public offering date (used herein as defined for purposes of Article FOURTH), the directors first elected to Class II shall serve for a term ending on the second annual meeting next following the public offering date, and the directors first elected to Class III shall serve for a term ending on the third annual meeting next following the public offering date. The foregoing notwithstanding, each director shall serve until his or her successor shall have been duly elected and qualified, unless he or she shall resign, become disqualified, disabled or shall otherwise be removed.~~

~~At each annual election, the directors chosen to succeed those whose terms then expire shall be of the same class as the directors they succeed, unless, by reason of any intervening changes in the authorized number of directors, the Board shall designate one or more directorships whose term then expires as directorships of another class in order more nearly to achieve equality of number of directors among the classes.~~

~~Notwithstanding the rule that the three classes shall be as nearly equal in number of directors as possible, in the event of any change in the authorized number of directors each director then continuing to serve as such shall nevertheless continue as a director of the class of which he or she is a member until the expiration of his current term, or his or her prior death, resignation or removal. If any newly created directorship may, consistently with the rule that the three classes shall be as nearly equal in number of directors as possible, be allocated to one of two or more classes, the Board shall allocate it to that of the available classes whose term of office is due to expire at the earliest date following such allocation.~~

(B) Term. At each annual meeting of stockholders of the Corporation commencing at the annual meeting of stockholders next following the 2007 annual meeting of stockholders, all directors shall be elected for a term expiring at the next succeeding annual meeting of stockholders, by such stockholders having the right to vote on such election. The term of each director serving as and immediately following the date of the 2007 annual meeting of stockholders shall expire at the next annual meeting of stockholders after such date, notwithstanding that such director may have been elected for a term that extended beyond the date of such annual meeting of stockholders. Each director shall serve until the director's term expires in accordance with the foregoing provisions or until the director's prior resignation, death, disqualification or removal from office, provided that each director shall serve notwithstanding the expiration of the director's term until the director's successor shall be duly elected and qualified.

~~(B)~~(C)Removal. Unless otherwise restricted by applicable law, any director or the entire Board may be removed ~~but only for~~ with or without cause by the holders of two thirds of the total voting power of all outstanding shares then entitled to vote at an election of directors.

(~~C~~D) Cumulative Voting. At any election of directors of the Corporation, a holder of any class or series of stock then entitled to vote in such election shall be entitled to as many votes as shall equal the number of votes which (except for this Section (~~C~~D) as to cumulative voting) such holder would be entitled to cast for the election of directors with respect to such holder's shares of stock multiplied by the number of directors to be elected in the election in which such holder's class or series of shares is entitled to vote, and such holder may cast all of such votes for a single director or may distribute them among the number to be voted for, or for any two or more of them as such holder may see fit.

(DE) Vacancies. Any vacancy in the Board of Directors, whether because of death, resignation, death, disqualification, removal, an increase in the number of directors, or any other cause, may only be filled by vote of the majority of the remaining directors, although less than a quorum. Each director so chosen to fill a vacancy shall hold office until his or her successor shall have been elected and shall qualify or until such director shall resign or shall have been removed. The term of any director elected in accordance with the preceding sentence shall expire at the next annual meeting of stockholders. Each director shall serve until the director's term expires in accordance with the foregoing provisions or until the director's prior resignation, death, disqualification or removal from office, provided that each director shall serve notwithstanding the expiration of the director's term until the director's successor shall be duly elected and qualified.

PROPOSED AMENDMENT TO CERTIFICATE OF INCORPORATION TO ELIMINATE THE DISTINCTION BETWEEN SERIES OF CLASS A PREFERRED STOCK

FOURTH: CAPITALIZATION

(A) Authorized Capitalization.

The Corporation is authorized to issue three classes of capital stock to be designated, respectively, "*Common Stock*," "*Class A Preferred Stock*" and "*Preferred Stock*." The total number of shares of capital stock of all classes which the Corporation shall have the authority to issue is 3,510,000,000 shares, each with a par value of $0.0001 per share, of which:

(1) 2,000,000,000 shares shall be Common Stock;

(2) 1,500,000,000 shares shall be Class A Preferred Stock~~, of which (a) 100,000,000 shares shall be designated Series A-1 Preferred Stock (the "*Series A-1 Preferred Stock*"), (b) 100,000,000 shares shall be designated Series A-2 Preferred Stock (the "*Series A-2 Preferred Stock*"), (c) 150,000,000 shares shall be designated Series A-3 Preferred Stock (the "*Series A-3 Preferred Stock*"), and (d) 1,150,000,000 shares shall be designated Series A-4 Preferred Stock (the "*Series A-4 Preferred Stock*")~~; and

(3) 10,000,000 shares shall be Preferred Stock.

Effective upon the effectiveness of this Certificate of Amendment to the Certificate of Incorporation under the DGCL (the "Effective Time"), each share of Series A-1 Preferred Stock, Series A-2 Preferred Stock, Series A-3 Preferred Stock and Series A-4 Preferred Stock issued and outstanding immediately prior to the Effective Time shall be reclassified as one share of Class A Preferred Stock. The number of authorized shares of any class or classes of stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of at least a majority of the voting power of the issued and outstanding shares of Common Stock and Class A Preferred Stock of the Corporation, voting as a single class, irrespective of the provisions of Section 242(b)(2) of the DGCL or any corresponding provision hereinafter enacted.

(B) Common Stock and Class A Preferred Stock.

(1) ***General.*** The powers, preferences and rights of the Common Stock and the Class A Preferred Stock, and the qualifications, limitations or restrictions thereof, shall be in all respects identical, except as otherwise required by law or expressly provided in this Restated Certificate of Incorporation. The Common Stock and the Class A Preferred Stock shall be subject to the express terms of the Preferred Stock and any series thereof that may come into existence from time to time~~. The powers, preferences and rights of the Series A-1 Preferred Stock, the Series A-2 Preferred Stock, the Series A-3 Preferred Stock and the Series A-4 Preferred Stock, and the qualifications, limitations or restrictions thereof, shall be in all respects identical, except as otherwise required by law or expressly provided in this Restated Certificate of Incorporation~~.

(2) ***Voting.*** In all matters submitted to a vote of the stockholders of the Corporation, each holder of Common Stock shall be entitled to one vote, in person or by proxy, for each share of Common Stock standing in such holder's name on the stock transfer records of the Corporation; and each holder of Class A Preferred Stock shall be entitled to ten votes, in person or by proxy, for each share of Class A Preferred Stock standing in such holder's name on the stock transfer records of the Corporation. Unless otherwise required under applicable law (except as provided in Section (A)) or this Restated Certificate of Incorporation and subject to any rights that may be conferred upon the holders of any series of Preferred

Stock that may come into existence from time to time, the holders of Common Stock and Class A Preferred Stock shall vote together as a single class on all matters submitted to a vote of stockholders of the Corporation.

(3) ***Dividends and Other Distributions.*** Subject to the rights of any series of Preferred Stock that may come into existence from time to time, and subject to Section (B)(7)(gf), the holders of Common Stock and the holders of Class A Preferred Stock shall be entitled to share equally, on a per share basis, in such dividends and other distributions of cash, property or shares of the Corporation as may be declared thereon by the Board of Directors out of funds legally available therefor; *provided, however,* that in the event such dividend is paid in the form of shares of the Corporation's capital stock or rights to acquire shares of the Corporation's capital stock, the holders of Common Stock shall receive Common Stock or rights to acquire Common Stock, as the case may be, and the holders of Class A Preferred Stock shall receive Class A Preferred Stock or rights to acquire Class A Preferred Stock, as the case may be.

(4) ***Subdivisions or Combinations.*** If the Corporation shall in any manner split, subdivide or combine the outstanding shares of Common Stock, the outstanding shares of Class A Preferred Stock shall be proportionately split, subdivided or combined in the same manner and on the same basis; and if the Corporation shall in any manner split, subdivide or combine the outstanding shares of Class A Preferred Stock, the outstanding shares of Common Stock shall be proportionately split, subdivided or combined in the same manner and on the same basis.

(5) ***Mergers or Consolidations.*** In the event of any merger or consolidation to which the Corporation is a party (whether or not the Corporation is the surviving entity), the holders of Common Stock and Class A Preferred Stock shall be entitled to receive, on a per share basis, the same amount and form of stock and other securities and property (including cash).

(6) ***Liquidation.*** Subject to the rights of any series of Preferred Stock that may come into existence from time to time, in the event of the voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of Common Stock and the holders of Class A Preferred Stock shall be entitled to share equally, on a per share basis, in all assets of the Corporation of whatever kind available for distribution to the holders of the Corporation's capital stock.

(7) ***Conversion and Transfer Restrictions of the Class A Preferred Stock***

(a) Each record holder of shares of Class A Preferred Stock may convert any or all of those shares into an equal number of shares of Common Stock~~; *provided, however,* that: (A) no share of Series A-1 Preferred Stock may be converted into a share of Common Stock prior to 90 days after the public offering date; (B) no share of Series A-2 Preferred Stock may be converted into a share of Common Stock prior to 180 days after the public offering date; (C) no share of Series A-3 Preferred Stock may be converted into a share of Common Stock prior to 270 days after the public offering date; and (D) no share of Series A-4 Preferred Stock may be converted into a share of Common Stock prior to 360 days after the public offering date~~. Shares of Common Stock may not be converted into shares of Class A Preferred Stock.

(b) A record holder of shares of Class A Preferred Stock may effect a voluntary conversion of any or all of those shares in accordance with Section (B)(7)(a) by surrendering the certificates, if any, for the number of shares to be converted, accompanied by any required tax transfer stamps, and delivering a written notice by the record holder to the Corporation stating that such record holder desires to convert such shares into the same number of shares of Common Stock and requesting that the Corporation issue such shares of Common Stock to persons named therein, setting forth the number of shares of Common Stock to be issued to each such person and the denominations in which the certificates therefor, if any, are to be issued. To the extent permitted by law, such a voluntary conversion shall be deemed to have been effected at the close of business on the date of surrender of certificates, if any, or the date of receipt by the Corporation of the notice of conversion, if the shares to be converted are uncertificated.

(c) ~~Shares of Series A-1 Preferred Stock may not be transferred to anyone other than a permitted transferee prior to 90 days after the public offering date. Shares of Series A-2 Preferred Stock may not be transferred to anyone other than a permitted transferee prior to 180 days after the public offering date. Shares of Series A-3 Preferred Stock may not be transferred to anyone other than a permitted transferee prior to 270 days after the public offering date. Shares of Series A-4 Preferred Stock may not be transferred to anyone other than a permitted transferee prior to 360 days after the public offering date. Except as provided in this Section (B)(7)(c), any purported transfer of shares of Class A Preferred Stock prior to the applicable date referred to in this Section (B)(7)(c) shall be void. Shares of Class A Preferred Stock may be transferred to a permitted transferee prior to the applicable date referred to in this Section (B)(7)(c), and such permitted transferee will take such shares subject to the provisions of this Section (B)(7)(c). In addition to any vote required by law or this Restated Certificate of Incorporation, the affirmative vote of the holders of a majority of the outstanding shares of Common Stock, voting as a single class, shall be required in order to reduce, at any time within 360 days after the public offering date, the time periods in this Section (B)(7)(c) during which the Class A Preferred Stock cannot be transferred to anyone other than a permitted transferee.~~

~~(d) After the applicable time period in Section (B)(7)(c) has expired, each~~Each share of Class A Preferred Stock shall automatically convert into one share of Common Stock upon the transfer of that share if, after the transfer, the share is not owned by a permitted transferee. In addition, notwithstanding any other provision of this Section (B)(7), each share of Class A Preferred Stock shall be transferable and shall automatically convert into one share of Common Stock at the time of transfer of that share in the following circumstances:

(A) a transfer by a qualified retirement plan described in Section 401(a) of the Code sponsored by the Corporation or any of its subsidiaries (i) to the Corporation; (ii) to a distributee of any such plan pursuant to the terms of the plan; or (iii) pursuant to instructions of a participant in any such plan to sell or exchange Class A Preferred Stock pursuant to the terms of the plan;

(B) a transfer upon the exercise by a distributee of any such plan of any put right under the terms of the plan requiring the Corporation to purchase the share from the distributee; or

(C) a transfer by such a plan, upon the exercise by a participant or beneficiary of the plan of a right of diversification accorded to the participant or beneficiary by (i) the Pension Protection Act of 2006, as the same may be amended or may be interpreted or implemented from time to time by the U.S. Department of Labor, the U.S. Department of the Treasury or any other federal department or agency or (ii) the Board of Directors in its sole and absolute discretion.

For purposes of the foregoing sentence, any transfer shall be deemed to be a transfer of Common Stock. In the case of any such automatic conversion, stock certificates, if any, formerly representing each such share of Class A Preferred Stock shall thereupon and, except for a transfer to the Corporation where the shares are being retired, thereafter be deemed to represent such number of shares of Common Stock into which such shares of Class A Preferred Stock could be converted pursuant to the terms hereof, such shares of Class A Preferred Stock so converted shall no longer be deemed to be outstanding, and all rights of a holder with respect to such shares shall immediately terminate, except any rights under Section (B)(7)(gf).

(ed) Shares of Class A Preferred Stock shall be transferred on the books of the Corporation, and a new certificate therefor, if any, issued, upon presentation at the office of the Secretary of the Corporation (or at such additional place or places as may from time to time be designated by the Secretary of the Corporation) of the certificate, if any, for the shares, in proper form for transfer and accompanied by all requisite stock transfer tax stamps, and such documentation as shall be reasonably satisfactory to the Corporation, including documentation showing compliance with this Article Fourth.

(fe) Any person (other than a permitted transferee) who takes shares of Class A Preferred Stock in a transfer otherwise permitted by Section (B)(7) may treat the endorsement on the certificate, if any, representing such shares, or the instrument accompanying the transfer of such shares, as authorizing such person on behalf of the transferor to convert the shares in the manner provided in Section (B)(7)(a) for the purpose of registering the transfer to such person of the shares of Common Stock issuable upon conversion, and to give on behalf of the transferor the written notice of conversion required by Section (B)(7)(b), and may convert such shares of Class A Preferred Stock accordingly.

(gf) Upon any conversion of shares of Class A Preferred Stock into shares of Common Stock pursuant to the provisions of this Section (B)(7), any dividend, for which the record date is prior to and the payment date is subsequent to the conversion, that has been declared on the shares of Class A Preferred Stock so converted shall be deemed to have been declared, and shall be payable, with respect to the shares of Common Stock into or for which the shares of Class A Preferred Stock are so converted, *provided* that any such dividend, for which the record date is prior to and the payment date is subsequent to the conversion, that is declared on the shares of Class A Preferred Stock payable in shares of Class A Preferred Stock shall be deemed to have been declared, and shall be payable, in shares of Common Stock.

(hg) Any shares of Class A Preferred Stock that have been converted to shares of Common Stock will be retired with no further action by the Corporation, and will resume the status of authorized and unissued Class A Preferred Stock.

(ih) The Corporation at all times shall reserve and keep available, out of its authorized but unissued Common Stock, at least the number of shares of Common Stock that would become issuable upon the conversion of all shares of Class A Preferred Stock then outstanding.

(ji) Every certificate for shares of Class A Preferred Stock shall bear a legend on its face reading as follows:

"The shares of Class A Preferred Stock represented by this certificate may not be transferred (which term includes, without limitation, buying a put option, selling a call option or entering into any other hedging or insurance transaction relating to the shares) to any person in connection with a transfer that does not meet the qualifications set forth in Section (B)(7) of Article Fourth of the Restated Certificate of Incorporation of the Corporation, and no person who receives the shares represented by this certificate in connection with a transfer that does not meet the qualifications prescribed by Section (B)(7) of Article Fourth is entitled to own or to be registered as the record holder of the shares of Class A Preferred Stock represented by this certificate, but the record holder of this certificate may at any time (except as provided in Section (B)(7)(a) of Article Fourth) convert the shares of Class A Preferred Stock represented by this certificate into the same number of shares of Common Stock for purposes of effecting the sale or other disposition of the shares of Class A Preferred Stock to any person. Each holder of this certificate, by accepting the certificate, accepts and agrees to all of the foregoing."

In the case of uncertificated shares, an appropriate notice containing the applicable transfer restrictions shall be sent to the registered owner thereof.

(8) *Definitions.* For purposes of this Article Fourth, the following terms shall have the following meanings:

(a) "*Code*" means the Internal Revenue Code of 1986, as amended.

(b) "*Employee benefit plan*" means a pension plan within the meaning of Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended, and a nonqualified deferred compensation plan within the meaning of Section 409A(d)(1) of the Code.

(c) "*Immediate family member*" means a person's spouse, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law and anyone (other than domestic employees) who shares such person's home.

(d) "*Individual retirement account*" means an account as defined in Section 408(a) of the Code.

(e) "*Permitted transferee*" means:

(i) an immediate family member of the transferor;

(ii) a trust for the sole benefit of the transferor or an immediate family member of the transferor, and the transferor or any immediate family member of the transferor who receives shares of Class A Preferred Stock from any such trust;

(iii) an individual retirement account that receives shares of Class A Preferred Stock, provided that (A) the transferor is an employee benefit plan sponsored by the Corporation or any of its subsidiaries, (B) the transferor is a distributee of an employee benefit plan described in subclause (A), or (C) the transferor is an individual retirement account for the benefit of a distributee described in subclause (B);

(iv) the beneficial owner of an individual retirement account, provided that the transferor is such individual retirement account;

(v) the estate of a deceased holder of shares, provided that such transfer was pursuant to the deceased holder's will or the laws of distribution;

(vi) the beneficiary of an estate referred to in clause (v) above, provided that the transferor is such estate and such beneficiary is the immediate family member of the deceased or a trust for the sole benefit of such immediate family member;

(vii) an employee benefit plan sponsored by the Corporation or any of its subsidiaries;

(viii) a lending institution in connection with a pledge of shares and such shares are pledged as bona fide collateral for a loan to the transferor;

(ix) the Corporation or any of its subsidiaries;

(x) any distributee of an employee benefit plan sponsored by the Corporation or any of its subsidiaries pursuant to the terms of such plan, provided that the transferor is such employee benefit plan; and

(xi) an employee of the Corporation or any of its subsidiaries, provided that the transferor is the Corporation or any of its subsidiaries.

(f) "*Public offering date*" means the date the Corporation's Common Stock commences trading on a national securities exchange.

(g) "*Transfer*" (and the related term "*transferred*") means any sale, pledge, gift, assignment or other transfer (including by merger, testamentary disposition, interspousal disposition pursuant to a domestic relations proceeding or otherwise or otherwise by operation of law) of any ownership or voting interest in any share of Class A Preferred Stock, including:

(i) any offer, pledge, sale, contract to sell, sale of any option or contract to purchase, purchase of any option or contract to sell, grant of any option, right or warrant to purchase, loan or other direct or indirect transfer or disposal of: (A) any shares of Class A Preferred Stock; (B) any securities convertible into or exercisable or exchangeable for Class A Preferred Stock; or (C) any shares of Common Stock into which the shares of Class A Preferred Stock are convertible; or

(ii) entry into any swap or other arrangement (including by way of insurance) that transfers to another, in whole or in part, any of the economic consequences of ownership of any shares of Class A Preferred Stock or any shares of Common Stock into which the shares of Class A Preferred Stock are convertible;

regardless of whether any transaction described in clause (i) or (ii) above is to be settled by delivery of Class A Preferred Stock, Common Stock or other securities, in cash or otherwise; *provided, however,* that an original issuance of shares of capital stock by the Corporation or the transfer of shares of capital stock from the Corporation's treasury shall not be considered a transfer for purposes of this Article Fourth.

(h) "*Subsidiary*" means a corporation or other entity of which securities or other interests representing at least fifty percent of the voting power in the election of directors are held by the Corporation or its subsidiaries.

(C) Preferred Stock.

The Board of Directors is expressly authorized to provide for the issuance of all or any shares of the Preferred Stock, in one or more series, and to fix for each such series the number of shares thereof and such voting powers, full or limited, or no voting powers, and such distinctive designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as shall be stated and expressed in the resolution or resolutions adopted by the Board of Directors providing for the issuance of such series and as may be permitted by the DGCL, including, without limitation, the authority to provide that any such series may be (a) subject to redemption at such time or times and at such price or prices; (b) entitled to receive dividends (which may be cumulative or non-cumulative) at such rates, on such conditions, and at such times, and payable in preference to, or in such relation to, the dividends payable on any other class or classes or any other series; (c) entitled to such rights upon the dissolution of, or upon any distribution of the assets of, the Corporation; or (d) convertible into, or exchangeable for, shares of any other class or classes of stock, or of any other series of the same or any other class or classes of stock, of the Corporation at such price or prices or at such rates of exchange and with such adjustments; all as may be stated in such resolution or resolutions.

Appendix C

2006 EQUITY INCENTIVE PLAN

(as amended , 2007)

1. Purpose of this Plan

The purpose of this 2006 Equity Incentive Plan is to enhance the long-term stockholder value of SAIC, Inc. and its affiliated companies by offering opportunities to eligible individuals to participate in the growth in value of the equity of SAIC, Inc.

2. Definitions and Rules of Interpretation

2.1 Definitions.

This Plan uses the following defined terms:

(a) "***Administrator***" means the Board or the Committee, or any officer or ~~employee~~Employee of the Company to whom the Board or the Committee delegates authority to administer this Plan.

(b) "***Affiliate***" means a "parent" or "subsidiary" (as each is defined in Section 424 of the Code) of the Company and any other entity that the Board or Committee designates as an "Affiliate" for purposes of this Plan.

(c) "***Applicable Law***" means any and all laws of whatever jurisdiction, within or without the United States, and the rules of any stock exchange or quotation system on which Shares are listed or quoted, applicable to the taking or refraining from taking of any action under this Plan, including the administration of this Plan and the issuance or transfer of Awards or Award Shares.

(d) "***Award***" means a Stock Award, SAR, Cash Award, or Option granted in accordance with the terms of this Plan.

(e) "***Award Agreement***" means the document, which may be in paper or electronic form, evidencing the grant of an Award and its terms and conditions.

(f) "***Award Shares***" means Shares covered by an outstanding Award or purchased under an Award.

(g) "***Awardee***" means: (i) a person to whom an Award has been granted, including a holder of a Substitute Award or (ii) a person to whom an Award has been transferred in accordance with all applicable requirements of Sections 6.5, 7(h), 8.1(c), 8.2(d) and 17.

(h) "***Board***" means the Board of Directors of the Company.

(i) "***Cash Award***" means the right to receive cash as described in Section 8.3.

(j) "***Cause***" means employment related dishonesty, fraud, misconduct or disclosure or misuse of confidential information, or other employment related conduct that is likely to cause significant injury to the Company, an Affiliate, or any of their respective employees, officers or directors (including, without limitation, commission of a felony or similar offense), in each case as determined by the Administrator. "Cause" shall not require that a civil judgment or criminal conviction ~~have~~has been entered against or guilty plea shall have been made by the Awardee regarding any of the matters referred to in the previous sentence. Accordingly, the Administrator shall be entitled to determine "Cause" based on the Administrator's good faith belief. If the Awardee is criminally charged with a felony or similar offense that shall be a sufficient, but not a necessary, basis for such belief.

(k) "*Change in Control*" means any transaction or event that the Board specifies as a Change in Control under Section 10.4.

(l) "*Code*" means the Internal Revenue Code of 1986~~.~~, as amended.

(m) "*Committee*" means a committee or subcommittee of the Board of Directors of the Company composed of one or more Company Directors appointed in accordance with the Company's charter documents and Section 4. As referenced in Section 4.1(a), from time to time throughout this Plan, the term "Committee" is used to refer to both the Board and the Committee.

(n) "*Company*" means SAIC, Inc., a Delaware corporation.

(o) "*Company Director*" means a member of the Board.

(p) "*Consultant*" means an individual who, or an employee of any entity that, provides bona fide services to the Company or an Affiliate not in connection with the offer or sale of securities in a capital-raising transaction, but who is not an Employee.

(q) "*Director*" means a member of the Board of Directors of the Company or an Affiliate.

(r) "*Divestiture*" means any transaction or event that the Board or the Committee specifies as a Divestiture under Section 10.~~5~~6.

(s) "*Effective Date*" means ~~the effective date of the merger of SAIC Merger Sub, Inc. with and into Science Applications International Corporation (the "Merger") subject to stockholder approval of the Plan. In the event the Merger does not become effective or stockholder approval of the Plan is not obtained, the Plan shall be null and void and no terms of the Plan shall take effect.~~October 16, 2006.

(t) "*Employee*" means a regular employee of the Company or an Affiliate, including an officer or Director, who is treated as an employee in the personnel records of the Company or an Affiliate, but not individuals who are classified by the Company or an Affiliate as: (i) leased from or otherwise employed by a third party, (ii) independent contractors, or (iii) intermittent or temporary workers. The Company's or an Affiliate's classification of an individual as an "Employee" (or as not an "Employee") for purposes of this Plan shall not be altered retroactively even if that classification is changed retroactively for another purpose as a result of an audit, litigation or otherwise. An Awardee shall not cease to be an Employee due to transfers between locations of the Company, or between the Company and an Affiliate, or to any successor to the Company or an Affiliate that assumes the Awardee's Options under Section 10. Neither service as a Director nor receipt of a director's fee shall be sufficient to make a Director an "Employee."

(u) "*Exchange Act*" means the Securities Exchange Act of 1934, as amended.

(v) "*Executive*" means, if the Company has any class of any equity security registered under Section 12 of the Exchange Act, an individual who is subject to Section 16 of the Exchange Act or who is a "covered employee" under Section 162(m) of the Code, in either case because of the individual's relationship with the Company or an Affiliate. If the Company does not have any class of any equity security registered under Section 12 of the Exchange Act, "Executive" means any (i) Director, (ii) officer elected or appointed by the Board, or (iii) beneficial owner of more than 10% of any class of the Company's equity securities.

(w) "*Expiration Date*" means, with respect to an Award, the date stated in the Award Agreement as the expiration date of the Award or, if no such date is stated in the Award Agreement, then the last day of the ~~maximum~~ exercise period for the Award, disregarding the effect of an Awardee's Termination or any other event that would shorten that period.

(x) *"Fair Market Value"* means the value of a share of the stock of Company as determined under Section 18.2.

(y) *"Fundamental Transaction"* means any transaction or event described in Section 10.3.

(z) *"Good Reason"* means (i) a material diminution in responsibility or compensation, or (ii) requiring Awardee to work in a location (other than normal business travel) which is more than 50 miles from Awardee's place of employment before the change.

(aa) *"Grant Date"* means the date the Administrator approves the grant of an Award. However, if the Administrator specifies that an Award's Grant Date is a future date or the date on which a condition is satisfied, the Grant Date for such Award is that future date or the date that the condition is satisfied.

(bb) *"Incentive Stock Option"* means an Option intended to qualify as an incentive stock option under Section 422 of the Code and designated as an Incentive Stock Option in the Award Agreement for that Option.

(cc) *"Involuntary Termination"* means termination by the Company or an Affiliate, as applicable, without Cause or termination by the Awardee for Good Reason.

(dd) *"Nonstatutory Option"* means any Option other than an Incentive Stock Option.

(ee) *"Objectively Determinable Performance Condition"* shall mean a performance condition (i) that is established (A) at the time an Award is granted or (B) no later than the earlier of (1) 90 days after the beginning of the period of service to which it relates, or (2) before the elapse of 25% of the period of service to which it relates, (ii) that is uncertain of achievement at the time it is established, and (iii) the achievement of which is determinable by a third party with knowledge of the relevant facts. ~~Examples of measures~~Measures that may be used in Objectively Determinable Performance Conditions ~~include~~are: net revenue dollars,; revenue growth,; earnings per share,; return on assets,; return on equity,; net order dollars,; net profit dollars,; net profit growth~~, other financial objectives,~~; operating cash flow; operating income; number of contract bookings; number of contract awards; profits before tax; return on investment capital; days working capital; objective customer satisfaction indicators, efficiency measures and individual performance goals; and other similar objectives, each with respect to the Company and/or an Affiliate or individual business unit.

(ff) *"Officer"* means an officer of the Company as defined in Rule 16a-1 adopted under the Exchange Act.

(gg) *"Option"* means a right to purchase Shares of the Company granted under this Plan.

(hh) *"Option Price"* means the price payable under an Option for Shares, not including any amount payable in respect of withholding or other taxes.

(ii) *"Option Shares"* means Shares covered by an outstanding Option or purchased under an Option.

(jj) *"Plan"* means this 2006 Equity Incentive Plan, as amended.

(kk) *"Prior Plans"* mean the Science Application International Corporation 1999 Stock Incentive Plan, 1998 Stock Option Plan and 1984 Bonus Compensation Plan.

(ll) *"Purchase Price"* means the price payable under a Stock Award for Shares, not including any amount payable in respect of withholding or other taxes.

(mm) *"Qualified Domestic Relations Order"* means a "qualified domestic relations order" as defined in, and otherwise meeting the requirements of, Section 414(p) of the Code, except that reference to a "plan" in that definition shall be to this Plan.

(nn) *"Restricted Stock Award"* has the meaning set forth in Section 8.2(d).

(oonn) *"Rule 16b-3"* means Rule 16b-3 adopted under Section 16(b) of the Exchange Act.

(ppoo) *"SAR"* or *"Stock Appreciation Right"* means a right to receive cash and/or Shares based on a change in the Fair Market Value of a specific number of Shares pursuant to an Award Agreement, as described in Section 8.1.

(qqpp) *"Securities Act"* means the Securities Act of 1933., as amended.

(rrqq) *"Share"* means a share of the Class A Preferred Stock or Common Stock of the Company, as determined by the Board or Committee, or other securities substituted for the Class A Preferred Stock or Common Stock under Section 10.

(ssrr) *"Stock Award"* means an offer by the Company to sell or issue shares subject to certain restrictions pursuant to the Award Agreement as described in Section 8.2 or, as determined by the Board or Committee, a notional account representing the right to be paid an amount based on Shares. Types of Awards which may be granted as Stock Awards include such awards as are commonly known as restricted stock, deferred stock, restricted stock units, performance shares, phantom stock or similar types of awards as determined by the Administrator.

(ttss) *"Substitute Award"* means a Substitute Option, Substitute SAR or Substitute Stock Award granted in accordance with the terms of this Plan.

(uutt) *"Substitute Option"* means an Option granted in substitution for, or upon the conversion of, an option granted by another entity to purchase equity securities in the granting entity.

(vvuu) *"Substitute SAR"* means a SAR granted in substitution for, or upon the conversion of, a stock appreciation right granted by another entity with respect to equity securities in the granting entity.

(wwvv) *"Substitute Stock Award"* means a Stock Award granted in substitution for, or upon the conversion of, a stock award granted by another entity to purchase equity securities in the granting entity.

(xxww) *"Ten Percent Stockholder"* is any person who, directly or by attribution under Section 424(d) of the Code, owns stock possessing more than ten percent of the total combined voting power of all classes of stock of the Company or of any Affiliate on the Grant Date.

(yyxx) *"Termination"* means that the Awardee has ceased to be, with or without any cause or reason, an Employee, Director or Consultant. However, unless so determined by the Administrator, or otherwise provided in this Plan, "Termination" shall not include a change in status from an Employee, Consultant or Director to another such status. An event that causes an Affiliate to cease being an Affiliate shall be treated as the "Termination" of that Affiliate's Employees, Directors, and Consultants.

2.2 Rules of Interpretation. Any reference to a "Section," without more, is to a Section of this Plan. Captions and titles are used for convenience in this Plan and shall not, by themselves, determine the meaning of this Plan. Except when otherwise indicated by the context, the singular includes the plural and vice versa. Any reference to a statute is also a reference to the applicable rules and regulations adopted under that statute. Any reference to a statute, rule or regulation, or to a section of a statute, rule or regulation, is a reference to that statute, rule, regulation, or section as amended from time to time, both before and after the Effective Date and including any successor provisions.

3. Shares Subject to This Plan; Term of This Plan

3.1 Number of Award Shares. The Shares issuable under this Plan shall be authorized but unissued or reacquired Shares, including Shares repurchased by the Company on the open market. The number of Shares initially available for issuance over the term of this Plan shall be 75,000,000~~.~~ (subject to adjustment pursuant to Section 10.2). Except as required by Applicable Law, Shares subject to an outstanding Award shall not reduce the number of Shares available for issuance under this Plan until the earlier of the date such Shares are vested pursuant to the terms of the applicable Award or the actual date of delivery of the Shares to the Awardee. Those Shares (i) that are issued under the Plan that are forfeited or repurchased by the Company at the original purchase price or less or that are issuable upon exercise of awards granted under the Plan that expire or become unexercisable for any reason after ~~the Effective~~their Grant Date without having been exercised in full, (ii) that are ~~restored pursuant to the decision of the Board~~withheld from an Option or ~~Committee~~Stock Award pursuant to ~~Section 6.4(a) to deliver only such Shares as are necessary to award the~~ Company-approved "net ~~Share appreciation and~~exercise" provision, including (without limitation) pursuant to Section 6.4(b), (iii) that are retained upon exercise of a Stock Appreciation Right pursuant to Section 8.1(b), or (iv) that are not delivered to or are Award Shares surrendered by a holder in consideration for applicable tax withholding will continue to be available for issuance under this Plan. The repurchase of Shares by the Company shall not increase the maximum number of Shares that may be issued under this Plan to the extent the Company repurchases Shares that were originally ~~exercised~~acquired or purchased with other previously owned Shares. The maximum number of Shares shall be cumulatively increased on February 1, 2007, after the Effective Date and each February 1 thereafter for nine more years, by the least of: (i) a number of Shares determined by the ~~Board or the~~ Committee; (ii) 30,000,000 Shares (subject to adjustment pursuant to Section 10.2), or (iii) 5% of the Company's outstanding shares of Common Stock as of the preceding January 31 (measured on an as-converted basis with respect to outstanding shares of Class A Preferred Stock).

3.2 Source of Shares. Award Shares may be: (a) Shares that have never been issued, (b) Shares that have been issued but are no longer outstanding, or (c) Shares that are outstanding and are acquired to discharge the Company's obligation to deliver Award Shares.

3.3 Term of this Plan.

(a) This Plan shall become effective on the Effective Date (with any amendments to the Plan being effective on and after the date thereof), and Awards may be granted under this Plan on and after, the Effective Date. Upon effectiveness of this Plan, no additional awards will be made under the Prior Plans.

(b) Subject to the provisions of Section 14, Awards may be granted under this Plan ~~for a period of ten years from the latest date the Company's stockholders approve this Plan~~until October 15, 2016.

4. Administration

4.1 General.

(a) The Board shall have ultimate responsibility for administering this Plan. To the extent permitted by Applicable Law, the Board may delegate certain of its responsibilities to a Committee. In addition, to the extent permitted by Applicable Law, the Board or the Committee may further delegate its responsibilities to any Employee of the Company or any Affiliate. ~~Where this Plan specifies that an action must be taken or a determination made by the Board, only the Board may take that action or make that determination.~~ Where this Plan specifies that an action must be taken or a determination made by the Committee, only the Board or the Committee may take that action or make that determination~~.~~; *provided* that Section ~~5.1~~5.2 includes reference to actions that only the Committee may perform. Where this Plan references the "Administrator," the action may be taken or determination made by the Board, the Committee, or other ~~Administrator.~~administrator to whom the Board or Committee has delegated specified powers, including those powers set forth in Section 4.2. However, only the Board or a Committee consisting solely of independent directors as defined in the Company's Corporate Governance Guidelines may approve grants of Awards to Executives, and an Administrator other than the Board or the Committee may grant Awards only within the guidelines established by the Board or Committee. Moreover, all actions and determinations by any Administrator are subject to the provisions of this Plan.

(b) So long as the Company has registered and outstanding a class of equity securities under Section 12 of the Exchange Act and to the extent necessary or helpful to comply with Applicable Law with respect to officers subject to Section 16 of the Exchange Act and/or others, a Committee shall consist of two or more Company Directors who are "Non-Employee Directors" as defined in Rule 16b-3 and~~, after the expiration of any transition period permitted by Treasury Regulations Section 1.162- 27(h)(3),~~ who are "outside directors" as defined in Section 162(m) of the Code.

4.2 Authority of the Board or the Committee. Subject to the other provisions of this Plan, the Board or the Committee shall have the authority to:

(a) grant Awards, including Substitute Awards;

(b) determine the Fair Market Value of Shares;

(c) determine the Option Price and the Purchase Price of Awards;

(d) select the Awardees;

(e) determine the times Awards are granted;

(f) determine the number of Shares subject to each Award;

(g) determine the type of Shares subject to each Award;

(h) determine the methods of payment that may be used to purchase Award Shares;

(i) determine the methods of payment that may be used to satisfy withholding tax obligations;

(j) determine the other terms of each Award, including but not limited to the time or times at which Awards may be exercised, whether and under what conditions an Award is assignable, whether an Option is a Nonstatutory Option or an Incentive Stock Option and automatic cancellation of the Award if certain objective requirements determined by the Administration are not met;

(k) modify or amend any Award;

(l) authorize any person to sign any Award Agreement or other document related to this Plan on behalf of the Company;

(m) determine the form of any Award Agreement or other document related to this Plan, and whether that document, including signatures, may be in electronic form;

(n) interpret this Plan and any Award Agreement or document related to this Plan;

(o) correct any defect, remedy any omission, or reconcile any inconsistency in this Plan, any Award Agreement or any other document related to this Plan;

(p) adopt, amend, and revoke rules and regulations under this Plan, including rules and regulations relating to sub-plans and Plan addenda;

(q) adopt, amend, and revoke special rules and procedures which may be inconsistent with the terms of this Plan, set forth (if the Administrator so chooses) in sub-plans regarding (for example) the operation and administration of this Plan and the terms of Awards, if and to the extent necessary or useful to accommodate non-U.S. Applicable Laws and practices as they apply to Awards and Award Shares held by, or granted or issued to, persons working or resident outside of the United States or employed by Affiliates incorporated outside the United States;

(r) determine whether a transaction or event should be treated as a Change in Control, a Divestiture or neither;

(s) determine the effect of a Fundamental Transaction and, if the Board determines that a transaction or event should be treated as a Change in Control or a Divestiture, then the effect of that Change in Control or Divestiture;

(t) appoint such additional administrators as are necessary to perform various administrative acts and determine the duties of such administrators; and

(u) make all other determinations the Administrator deems necessary or advisable for the administration of this Plan.

4.3 Scope of Discretion. Subject to the provisions of this Section 4.3, on all matters for which this Plan confers the authority, right or power on the Board, the Committee, or other Administrator to make decisions, that body may make those decisions in its sole and absolute discretion. Those decisions will be final, binding and conclusive. In making its decisions, the Board, Committee or other Administrator need not treat all persons eligible to receive Awards, all Awardees, all Awards or all Award Shares the same way. Notwithstanding anything herein to the contrary, and except as provided in Section ~~13~~14.3, the discretion of the Board, Committee or other Administrator is subject to the specific provisions and specific limitations of this Plan, as well as all rights conferred on specific Awardees by Award Agreements and other agreements.

5. Persons Eligible to Receive Awards

5.1 Eligible Individuals. Awards (including Substitute Awards) may be granted to, and only to, Employees, Directors and Consultants, including to prospective Employees, Directors and Consultants conditioned on the beginning of their service for the Company or an Affiliate. However, Incentive Stock Options may only be granted to Employees, as provided in Section 7(g).

5.2 Section 162(m) Limitation.

(a) ***Options and SARs***. Subject to the provisions of this Section 5.2, for so long as the Company is a "publicly held corporation" within the meaning of Section 162(m) of the Code: (i) no Employee may be granted within any fiscal year of the Company under this Plan Options to purchase, and SARs to receive compensation calculated with reference to, more than an aggregate of ~~1~~3,000,000 Shares, subject to adjustment pursuant to Section 10 and considered without regard to any number of Stock Awards or the dollar amount of any Cash Awards that may have been granted or awarded to such Employee during the applicable fiscal year, and (ii) with respect to any Option or SAR that is granted with the intent of having it qualify as "qualified performance-based compensation" under Code Section 162(m), Options and SARs may be granted to an Executive only by the Committee (and, notwithstanding anything to the contrary in Section 4.1(a), not by the Board). If an Option or SAR is cancelled without being exercised~~ or if the Option Price of an Option is reduced~~, that cancelled ~~or repriced~~ Option or SAR shall continue to be counted against the limit on Awards that may be granted to any individual under this Section 5.2~~.~~(a).

(b) ***Cash Awards and Other Stock Awards***. Subject to the provisions of this Section 5.2, so long as the Company is a "publicly held corporation" within the meaning of Code Section 162(m): (i) no Employee may be granted one or more Stock Awards within any single fiscal year of the Company to purchase more than 2,000,000 Shares, subject to adjustment pursuant to Section 10 and considered without regard to any number of Option or SAR Shares or the dollar amount of any Cash Awards that may have been granted or awarded to such Employee during the applicable fiscal year, and (ii) no Employee may be granted one or more Cash Awards within a single fiscal year of the Company having an aggregate amount of more than $5,000,000, considered without regard to any number of Options, SARs or Stock Awards that may have been granted or awarded to such Employee during the applicable fiscal year. With respect to any Stock Award or Cash Award that is granted with the intent of having it qualify as "qualified performance-based compensation" under Code Section 162(m), such Awards may be granted to an Executive only by the Committee (and, notwithstanding anything to the contrary in Section 4.1(a), not by the Board).

(c) Any Cash Award or Stock Award intended as "qualified performance-based compensation" within the meaning of Section 162(m) of the Code must be awarded, vest or become exercisable contingent on the achievement of one or more Objectively Determinable Performance Conditions. The Committee shall have the discretion to determine the time and manner of compliance with Section 162(m) of the Code.

(d) Nothing in this Section 5.2 shall prevent the Committee from making any type of Award authorized for grant under this Plan outside of this Plan. In addition, nothing in this Section 5.2 shall prevent the Committee from granting Awards under this Plan that are not intended to qualify as "qualified performance-based compensation" under Code Section 162(m).

(e) Notwithstanding satisfaction, achievement or completion of any Objectively Determinable Performance Conditions, that may be specified at the time of grant of an Award to a "covered employee" within the meaning of Section 162(m) of the Code, the number of Awards, Shares, or other benefits granted, issued, retainable and/or vested under an Award on account of satisfaction of such Objectively Determinable Performance Condition(s) may be reduced by the Committee on the basis of such further considerations as the Committee in its sole discretion shall determine.

6. Terms and Conditions of Options

~~The~~ Options will be evidenced by an Award Agreement. In addition, the following rules apply to all Options:

6.1 Price. No Option may have an Option Price less than ~~85% of the fair market value~~the Fair Market Value of the underlying ~~share~~Share on the Grant Date~~, provided that the Administrator may grant Options with an Option Price less than 85% of the fair market value of the underlying share on the Grant Date in connection with a merger or acquisition, including substitution and/or conversion of options of an acquired entity. Notwithstanding the foregoing, in the event an Option is granted with an exercise price less than that set forth in this Section 6.1, if the mistake was unintentional, a violation of this provision shall not cause such Option to be void or voidable~~.

6.2 Term. No Option shall be exercisable after its Expiration Date. No Option may have an Expiration Date that is more than ten years after its Grant Date. Additional provisions regarding the term of Incentive Stock Options are provided in Sections 7(a) and 7(e).

6.3 Vesting. Options shall be exercisable: (a) on the Grant Date, or (b) in accordance with a schedule related to the Grant Date, the date the Awardee's directorship, employment or consultancy begins, or a different date specified in the Award Agreement. Additional provisions regarding the vesting of Incentive Stock Options are provided in Section 7(c). No Option granted to an individual who is subject to the overtime pay provisions of the Fair Labor Standards Act may be exercised before the expiration of six months after the Grant Date.

6.4 Form and Method of Payment.

(a)~~—The Board or Committee~~In accordance with Section 4.2, the Administrator shall have the authority to determine the acceptable form and method of payment for exercising an Option. ~~So long as variable accounting pursuant to "APB 25" does not apply and the Board or Committee otherwise determines there is no material adverse accounting consequence at the time of exercise, the Board or Committee may require the delivery in Shares for the value of the net appreciation of the Shares at the time of exercise over the exercise price. The difference between full number of Shares covered by the exercised portion of the Award and the number of Shares actually delivered shall be restored to the amount of Shares reserved for issuance under Section 3.1.~~ Acceptable forms of payment that the Administrator may permit with respect to the exercise of Options include:

~~Acceptable forms of payment for all Option Shares are~~(i) cash, check or wire transfer, denominated in U.S. dollars except as specified by the Administrator for non-U.S. Employees or non-U.S. sub-plans~~.~~;

(a)~~—In addition, the Administrator may permit payment to be made by any of the following methods:~~

(ii) other shares of stock of the Company, or the designation of other shares of stock of the Company, which ~~(A) are "mature" shares for purposes of avoiding variable accounting treatment under generally accepted accounting principles (generally mature shares are those that have been owned by the Awardee for more than six months on the date of surrender), and (B)~~ have a Fair Market Value on the date of surrender greater than or equal to the Option Price of the Shares as to which the Option is being exercised;

(iii) provided that a public market exists for the Common Stock, consideration received by the Company under a procedure under which a licensed broker-dealer advances funds on behalf of an Awardee or sells shares of Common Stock issued upon conversion of the Option Shares on behalf of an Awardee (a "Cashless Exercise Procedure"), provided that if the Company extends or arranges for the extension of credit to an Awardee under any Cashless Exercise Procedure, no Officer or Director may participate in that Cashless Exercise Procedure;

(iv) cancellation of any debt owed by the Company or any Affiliate to the Awardee by the Company (including, without limitation, waiver of compensation due or accrued for services previously rendered to the Company~~; and~~);

(v) payment pursuant to any "cashless net exercise" procedures approved by the Committee; provided that the difference between the full number of Shares covered by the exercised portion of the Award and the number of Shares actually delivered shall be restored to the amount of Shares reserved for issuance under Section 3.1; and

(vi) any combination of the methods of payment permitted by any paragraph of this Section 6.4~~.~~(a).

The ~~Administrator~~Committee may also permit any other form or method of payment for Option Shares permitted by Applicable Law. In making its determination as to the type of consideration to accept, the Administrator shall consider if acceptance of such consideration may be reasonably expected to benefit the Company and the Administrator may, in its sole discretion, refuse to accept a particular form of consideration at the time of any Option exercise.

(b)~~—**Nonassignability of Options**. Except as determined by the Administrator, no Option shall be assignable or otherwise transferable by the Awardee except by will or by the laws of descent and distribution. However, Options may be transferred and exercised in accordance with a Qualified Domestic Relations Order and may be exercised by a guardian or conservator appointed to act for the Awardee.~~Notwithstanding the foregoing Section 6.4(a), the Committee may require the delivery in Shares for the value of the net appreciation of the Shares at the time of exercise over the exercise price. The difference between the full number of Shares covered by the exercised portion of the Award and the number of Shares actually delivered shall be restored to the amount of Shares reserved for issuance under Section 3.1.

6.5 Nonassignability of Options. Except as otherwise determined by the Administrator and subject to Section 17, no Option shall be assignable or otherwise transferable by the Awardee. except by will or by the laws of descent and distribution. Incentive Stock Options may only be assigned in compliance with Section 7(h).

6.6 Substitute Options. The BoardCommittee may cause the Company to grant Substitute Options in connection with the acquisition by the Company or an Affiliate of equity securities of any entity (including by merger, tender offer, or other similar transaction) or of all or a portion of the assets of any entity. Any such substitution shall be effective on the effective date of the acquisition. Substitute Options may be Nonstatutory Options or Incentive Stock Options. Unless and to the extent specified otherwise by the BoardCommittee, Substitute Options shall have the same terms and conditions as the options they replace, except that (subject to the provisions of Section 10) Substitute Options shall be Options to purchase Shares rather than equity securities of the granting entity, shall have an Option Price determined by the BoardCommittee and shall be on terms that, as determined by the BoardCommittee in its sole and absolute discretion, properly reflect the substitution.

6.7—**Repricing, etc. TheCertain Adjustments to Exercise Prices**. Subject to Section 14.3, the Committee may reprice, cancel and regrant or otherwise adjust the exercise price of Options previously granted under the Plan. without the approval of the Company's stockholders, provided that the Committee may not reprice, reduce the exercise price of or make similar adjustments with the effect of lowering the exercise price of Options previously granted under the Plan without the approval of the Company's stockholders other than in connection with a change in the Company's capitalization pursuant to Section 10 of the Plan.

7. Incentive Stock Options

The following rules apply only to Incentive Stock Options and only to the extent these rules are more restrictive than the rules that would otherwise apply under this Plan. With the consent of the Awardee, or where this Plan provides that an action may be taken notwithstanding any other provision of this Plan, the Administrator may deviate from the requirements of this Section, notwithstanding that any Incentive Stock Option modified by the Administrator will thereafter be treated as a Nonstatutory Option.

(a) The Expiration Date of an Incentive Stock Option shall not be later than ten years from its Grant Date, with the result that no Incentive Stock Option may be exercised after the expiration of ten years from its Grant Date.

(b) No Incentive Stock Option may be granted more than ten years from the date this Plan was approved by the Board.after October 15, 2016.

(c) Options intended to be incentive stock options under Section 422 of the Code that are granted to any single Awardee under all incentive stock option plans of the Company and its Affiliates, including incentive stock options granted under this Plan, may not vest at a rate of more than $100,000 in Fair Market Value of stock (measured on the grant dates of the options) during any calendar year. For this purpose, an option vests with respect to a given share of stock the first time its holder may purchase that share, notwithstanding any right of the Company to repurchase that share. Unless the administrator of that option plan specifies otherwise in the related agreement governing the option, this vesting limitation shall be applied by, to the extent necessary to satisfy this $100,000 rule, treating certain stock options that were intended to be incentive stock options under Section 422 of the Code as Nonstatutory Options. The stock options or portions of stock options to be reclassified as Nonstatutory Options are those with the highest option prices, whether granted under this Plan or any other equity compensation plan of the Company or any

Affiliate that permits that treatment. This Section 7(c) shall not cause an Incentive Stock Option to vest before its original vesting date or cause an Incentive Stock Option that has already vested to cease to be vested.

(d) In order for an Incentive Stock Option to be exercised for any form of payment other than those described in Section 6.4(~~b~~a), that right must be stated at the time of grant in the Award Agreement relating to that Incentive Stock Option; provided that Section 6.4(b) shall apply to all Options from the Grant Date thereof.

(e) Any Incentive Stock Option granted to a Ten Percent Stockholder, must have an Expiration Date that is not later than five years from its Grant Date, with the result that no such Option may be exercised after the expiration of five years from the Grant Date.

(f) The Option Price of an Incentive Stock Option shall never be less than the Fair Market Value of the Shares at the Grant Date. The Option Price for the Shares covered by an Incentive Stock Option granted to a Ten Percent Stockholder shall never be less than 110% of the Fair Market Value of the Shares at the Grant Date.

(g) Incentive Stock Options may be granted only to Employees. If an Awardee changes status from an Employee to a Consultant, that Awardee's Incentive Stock Options become Nonstatutory Options if not exercised within the time period described in Section 7(i) (determined by treating that change in status as a Termination solely for purposes of this Section 7(g)).

(h) No rights under an Incentive Stock Option may be transferred by the Awardee, other than by will or the laws of descent and distribution. During the life of the Awardee, an Incentive Stock Option may be exercised only by the Awardee. The Company's compliance with a Qualified Domestic Relations Order, or the exercise of an Incentive Stock Option by a guardian or conservator appointed to act for the Awardee, shall not violate this Section 7(h).

(i) An Incentive Stock Option shall be treated as a Nonstatutory Option if it remains exercisable after, and is not exercised within, the three-month period beginning with the Awardee's Termination for any reason other than the Awardee's death or disability (as defined in Section 22(e) of the Code). In the case of Termination due to death, an Incentive Stock Option shall continue to be treated as an Incentive Stock Option if it remains exercisable after, and is not exercised within, the three month period after the Awardee's Termination provided it is exercised before the Expiration Date. In the case of Termination due to disability, an Incentive Stock Option shall be treated as a Nonstatutory Option if it remains exercisable after, and is not exercised within, one year after the Awardee's Termination.

(j) An Incentive Stock Option may only be modified by the ~~Board~~Committee.

8. Stock Appreciation Rights, Stock Awards and Cash Awards

8.1 Stock Appreciation Rights. The following rules apply to SARs:

(a) ***General.*** SARs may be granted either alone, in addition to, or in tandem with other Awards granted under this Plan. The Administrator may grant SARs to eligible participants subject to terms and conditions not inconsistent with this Plan and determined by the Administrator. The specific terms and conditions applicable to the Awardee shall be provided for in the Award Agreement. SARs shall be exercisable, in whole or in part, at such times as the Administrator shall specify in the Award Agreement. The grant or vesting of a SAR may be made contingent on the achievement of Objectively Determinable Performance Conditions.

(b) ***Exercise of SARs***. Upon the exercise of an SAR, in whole or in part, an Awardee shall be entitled to a payment in an amount equal to the excess of the Fair Market Value of a fixed number of Shares covered by the exercised portion of the SAR on the date of exercise, over the Fair Market Value of the Shares covered by the exercised portion of the SAR on the Grant Date. The amount due to the Awardee upon the exercise of a SAR shall be paid in cash, Shares or a combination thereof~~,~~ as, and over the period or periods specified, in the Award Agreement. An Award Agreement may place limits on the amount that may be paid over any specified period or periods upon the exercise of a SAR, on an aggregate basis or as to any Awardee. ~~A~~Subject to Section 9.2, a SAR shall be considered exercised when the Company receives written notice of exercise in accordance with the terms of the Award Agreement from the person entitled to exercise the SAR. If a SAR has been granted in tandem with an Option, upon the exercise of the SAR, the number of ~~shares~~ Shares that may be purchased pursuant to the Option shall be reduced by the number of ~~shares~~Shares with respect to which the SAR is exercised.

(c) ***Nonassignability of SARs***. Except as determined by the Administrator and subject to Section 17, no SAR shall be assignable or otherwise transferable by the Awardee.~~ except by will or by the laws of descent and distribution. Notwithstanding anything herein to the contrary, SARs may be transferred and exercised in accordance with a Qualified Domestic Relations Order.~~

(d) ***Substitute SARs***. The ~~Board~~Committee may cause the Company to grant Substitute SARs in connection with the acquisition by the Company or an Affiliate of equity securities of any entity (including by merger, tender offer, or other similar transaction) or of all or a portion of the assets of any entity. Any such substitution shall be effective on the effective date of the acquisition. Unless and to the extent specified otherwise by the ~~Board~~Committee, Substitute SARs shall have the same terms and conditions as the SARs they replace, except that (subject to the provisions of Section 10) Substitute SARs shall be exercisable ~~with respect to the Fair Market Value of~~for Shares rather than equity securities of the granting entity and shall be on terms that, as determined by the ~~Board~~Committee in its sole and absolute discretion, properly reflects the substitution.

(e) ~~***Repricing, etc.*** The~~***Certain Adjustments to Exercise Prices***. Subject to Section 14.3, the Committee may ~~reprice,~~ cancel and regrant or otherwise adjust the exercise price of SARs previously granted under the Plan without the approval of the Company's stockholders, provided that the Committee may not reprice, reduce the exercise price of or make similar adjustments with the effect of lowering the exercise price of SARs previously granted under the Plan without the approval of the Company's stockholders other than in connection with a change in the Company's capitalization pursuant to Section 10 of the Plan.

8.2 Stock Awards. The following rules apply to all Stock Awards:

(a) ***General***. The specific terms and conditions of a Stock Award applicable to the Awardee ~~shall~~may be provided for in the Award Agreement. The Award Agreement shall state the number of Shares that the Awardee shall be entitled to receive or purchase, the terms and conditions on which the Shares shall vest (Stock Awards may be made in fully vested ~~awards~~ Shares when appropriate in the discretion of the Administrator), the price to be paid, whether Shares are to be delivered at the time of grant or at some deferred date specified in the Award Agreement, whether the Award is payable solely in Shares, cash or either and, if applicable, the time within which the Awardee must accept such offer. The offer ~~shall~~may be accepted by execution or acknowledgement of the Award Agreement. The Administrator may require that all Shares subject to a right of repurchase or risk of forfeiture be held in escrow until such repurchase right or risk of forfeiture lapses. The grant or vesting of a Stock Award may be made contingent on the achievement of Objectively Determinable Performance Conditions.

(b) ***Right of Repurchase***. If so provided in the Award Agreement, Award Shares acquired pursuant to a Stock Award may be subject to repurchase by the Company or an Affiliate if not vested in accordance with the Award Agreement.

(c) *Form of Payment.* The Administrator shall determine the acceptable form and method of payment for exercising a Stock Award~~. Acceptable~~, which may include any or all of the forms of payment ~~for all Award Shares are cash, check or wire transfer, denominated~~set forth in ~~U.S. dollars except as specified by the Administrator for non-U.S. sub-plans. In addition, the Administrator may permit payment to be made by any of the methods permitted with respect to the exercise of Options pursuant to~~ Section 6.4.

(d) *Nonassignability of Stock Awards.* Except as otherwise determined by the Administrator and subject to Section 17, no Stock Award subject by its terms to any conditions or restrictions on the issuance or ownership rights of Shares pursuant to such Award, including without limitation any vesting or similar conditions or any deferral elections (any such Stock Awards, "Restricted Stock Awards"), shall be assignable or otherwise transferable by the Awardee.~~, except by will or by the laws of descent and distribution. Notwithstanding anything to the contrary herein, Stock Awards may be transferred and exercised in accordance with a Qualified Domestic Relations Order.~~

(e) *Substitute Stock Award.* The ~~Board~~Committee may cause the Company to grant Substitute Stock Awards in connection with the acquisition by the Company or an Affiliate of equity securities of any entity (including by merger, tender offer, or other similar transaction) or of all or a portion of the assets of any entity. Unless and to the extent specified otherwise by the ~~Board~~Committee, Substitute Stock Awards shall have the same terms and conditions as the stock awards they replace, except that (subject to the provisions of Section 10) Substitute Stock Awards shall be Stock Awards to purchase Shares rather than equity securities of the granting entity and shall have a Purchase Price and other terms that, as determined by the ~~Board~~Committee in its sole and absolute discretion, properly reflects the substitution. Any such Substitute Stock Award shall be effective on the effective date of the acquisition.

(f) ***Forfeiture and Repurchase Rights.***

(i) **General**. In the event of the Awardee's termination, any unvested Shares shall be forfeited, or if the Awardee paid a purchase price to acquire the Stock Award, the Company shall have the right, during the seven months after the Awardee's Termination, to repurchase any or all of the Award Shares that were unvested as of the date of that Termination. The repurchase price shall be determined by the Administrator in accordance with this Section 8.2(f) which shall be either (i) the Purchase Price for the Award Shares (minus the amount of any cash dividends paid or payable with respect to the Award Shares for which the record date precedes the repurchase) or (ii) the lower of (A) the Purchase Price for the Shares or (B) the Fair Market Value of those Award Shares as of the date of the Termination. The repurchase price shall be paid in cash. The Company may assign this right of repurchase.

(ii) **Procedure.** The Company or its assignee may choose to give the Awardee a written notice of exercise of its repurchase rights under this Section 8.2(f). However, the Company's failure to give such a notice shall not affect its rights to repurchase Award Shares. The Company must, however, tender the repurchase price during the period specified in this Section 8.2(f) for exercising its repurchase rights in order to exercise such rights.

8.3 Cash Awards. Cash Awards may be granted either alone, in addition to, or in tandem with other Awards granted under this Plan. After the Administrator determines that it will offer a Cash Award, it shall advise the Awardee, by means of an Award Agreement or otherwise, of the terms, conditions and restrictions related to the Cash Award. The grant or vesting of a Cash Award may be made contingent on the achievement of Objectively Determinable Performance Conditions.

9. Exercise of Awards

9.1 In General. An Award shall be exercisable in accordance with this Plan and the Award Agreement under which it is granted.

9.2 Time of Exercise. Options and Stock Awards shall be considered exercised when the Company or its designee receives: (a) written (including electronically pursuant to Section 18.4 below) notice of exercise from the person entitled to exercise the Option or Stock Award, (b) full payment, or provision for payment, in a form and method approved by the Administrator, for the Shares for which the Option or Stock Award is being exercised, and (c) with respect to ~~Nonstatutory Options~~any Award the exercise of which triggers any withholding obligation, payment, or provision for payment, in a form and method approved by the Administrator, of all applicable withholding and similar taxes and/or (if applicable) transaction costs due upon exercise. An Award may not be exercised for a fraction of a Share. SARs shall be considered exercised when the Company receives written notice of the exercise from the person entitled to exercise the SAR.

9.3 Issuance of Award Shares. ~~The~~ Subject to Sections 12.1 and 13, the Company shall issue Award Shares in the name of the Awardee (or to such other person ~~properly exercising the Award. If the Awardee is that person and so requests,~~as to whom the Award Shares ~~shall~~may be appropriately and legally issued ~~in the name of the Awardee and the Awardee's spouse.~~under procedures and rules, if any, established from time to time by the Administrator). The Company shall endeavor to issue Award Shares promptly after an Award is exercised or after the Grant Date or settlement date of a Stock Award, as applicable. Until Award Shares are actually issued, as evidenced by the appropriate entry on the stock register of the Company or its transfer agent, the Awardee will not have the rights of a stockholder with respect to those Award Shares, even though the Awardee has completed all the steps necessary to exercise the Award. No adjustment shall be made for any dividend, distribution, or other right for which the record date precedes the date the Award Shares are issued, except as provided in Section 10.

9.4 Termination.

(a) ***In General***. Except as provided in an Award Agreement or in writing by the Administrator, including in an Award Agreement, and as otherwise provided in Sections 9.4(b), (c), (d) and (e) after an Awardee's Termination for other than Cause, the Awardee's Awards shall be exercisable to the extent (but only to the extent) they are vested on the date of that Termination and only during the ninety (90) days after the Termination, but in no event after the Expiration Date. Unless otherwise provided in the Award Agreement, in the event of termination for Cause the Award may not be exercised after the date of Termination. To the extent the Awardee does not exercise an Award within the time specified for exercise, the Award shall automatically terminate.

(b) ***Leaves of Absence***. If an Awardee is an employee of the Company or an Affiliate and is on a leave of absence pursuant to the terms of the Company's Administrative Policy No. SH-1 "Unpaid Leave" or similar policy maintained by an Affiliate, as such policies may be revised or replaced from time to time, the Awardee shall not, during the period of such absence be deemed, by virtue of such absence alone, to have terminated the Awardee's employment. The Awardee shall continue to vest in the ~~Option~~Award during any approved medical or military leave of absence. Medical leave shall include family or medical leaves, workers' compensation leave, or pregnancy disability leave. For all other leaves of absence, the ~~Option~~Award will fully vest only during active employment and shall not vest during a leave of absence, unless required under local law. However, if an Awardee returns to active employment with the Company or an Affiliate following such a leave, the ~~Option~~Award will be construed to vest as if there had been no break in active employment. During any leave of absence, an Awardee shall have the right to exercise the vested portion of the ~~Option~~Award.

(c) ***Death or Disability***. Unless otherwise provided in the Award Agreement or determined by the Administrator, if an Awardee's Termination is due to death or disability (as determined by the Administrator with respect to all Awards other than Incentive Stock Options and as defined by Section 22(e) of the Code with respect to Incentive Stock Options), the unvested portion of all Awards of that Awardee shall be accelerated and become fully exercisable upon the Termination, and all Awards of the Awardee shall be exercisable until the Expiration Date. In the case of Termination due to death, an Award may be exercised as provided in Section 17. In the case of Termination due to disability, if a guardian or conservator has been appointed to act for the Awardee and been granted this authority as part of that appointment, that guardian or conservator may exercise the Award on behalf of the Awardee. Unless otherwise provided in the Award Agreement, death or disability occurring after an Awardee's Termination shall not cause the Termination to be treated as having occurred due to death or disability. To the extent an Award is not so exercised within the time specified for its exercise, the Award shall automatically terminate.

(d) ***Divestiture.*** If an Awardee's Termination is due to a Divestiture, the ~~Board~~Committee may take any one or more of the actions described in Section 10.3 or 10.4 with respect to the Awardee's Awards.

(e) ***Administrator Discretion.*** Notwithstanding the provisions of Section 9.4 (a)-(d), the ~~Plan~~ Administrator shall have complete discretion, exercisable either at the time an Award is granted or at any time while the Award remains outstanding, to:

(i) Extend the period of time for which the Award is to remain exercisable, following the Awardee's Termination, from the limited exercise period otherwise in effect for that Award to such greater period of time as the Administrator shall deem appropriate, but in no event beyond the Expiration Date; and/or

(ii) Permit the Award to be exercised, during the applicable post-Termination exercise period, not only with respect to the number of vested Shares for which such Award may be exercisable at the time of the Awardee's Termination but also with respect to one or more additional installments in which the Awardee would have vested had the Awardee not been subject to Termination.

(f) ***Consulting or Employment Relationship.*** Nothing in this Plan or in any Award Agreement, and no Award or the fact that Award Shares remain subject to repurchase rights or risk of forfeiture, shall: (A) interfere with or limit the right of the Company or any Affiliate to terminate the employment or consultancy of any Awardee at any time, whether with or without cause or reason, and with or without the payment of severance or any other compensation or payment, (B) confer upon any employee any right to continue in the employ of, or affiliation with, the Company or a Subsidiary nor constitute any promise or commitment by the Company or a Subsidiary regarding future positions, future work assignments, future compensation or any other term or condition of employment or affiliation or (C) interfere with the application of any provision in any of the Company's or any Affiliate's charter documents or Applicable Law relating to the election, appointment, term of office, or removal of a Director.

10. Certain Transactions and Events

10.1 In General. Except as provided in this Section 10, no change in the capital structure of the Company, merger, sale or other disposition of assets or of a subsidiary, change in control, issuance by the Company of shares of any class of securities or securities convertible into shares of any class of securities, exchange or conversion of securities, or other transaction or event shall require or be the occasion for any adjustments of the type described in this Section 10. ~~Additional provisions with respect to the foregoing transactions are set forth in Section 14.3.~~

10.2 Changes in Capital Structure. In the event of any stock split, reverse stock split, recapitalization, combination or reclassification of stock, stock dividend, spin-off, extraordinary cash dividend or similar change to the capital structure of the Company (not including a Fundamental Transaction or Change in Control), the ~~Board~~ Committee shall make ~~whatever~~ such adjustments as it concludes are appropriate in order to preserve the proportionate value of Awards before and after the change in capital structure of the Company to: (a) the number and type of Awards and Award Shares that may be granted under this Plan, including (without limitation) to the number of Shares available for issuance over the term of this Plan as set forth in Section 3.1 above, (b) the number and type of Options-, SARs and Stock Awards that may be granted to any individual under this Plan, (c) the terms of any SAR, (d) the Purchase Price and repurchase price of any Stock Award or other Award Shares, (e) the Option Price and number and class of securities issuable under each outstanding Option, and (f) the repurchase price of any securities substituted for Award Shares that are subject to repurchase rights. The specific adjustments shall be determined by the ~~Board.~~Committee. Unless the ~~Board~~ Committee specifies otherwise, any securities issuable as a result of any such adjustment shall be rounded down to the next lower whole security. The ~~Board~~Committee need not adopt the same rules for each Award or each Awardee.

10.3 Fundamental Transactions. In the event of (a) a merger or consolidation in which the Company is not the surviving corporation (other than a merger or consolidation with a wholly-owned subsidiary, a reincorporation of the Company in a different jurisdiction, or other transaction in which there is no substantial change in the stockholders of the Company or their relative stock holdings and the Awards granted under this Plan are assumed, converted or replaced by the successor corporation, which assumption shall be binding on all participants), (b) a merger in which the Company is the surviving corporation but after which the stockholders of the Company immediately prior to such merger (other than any stockholder that merges, or which owns or controls another corporation that merges, with the Company in such merger) cease to own their shares or other equity interest in the Company, (c) the sale of all or substantially all of the assets of the Company, or (d) the acquisition, sale, or transfer of more than 50% of the outstanding shares of the Company by tender offer or similar transaction (each, a "***Fundamental Transaction***"), any or all outstanding ~~Awards~~ Options, SARs and Restricted Stock Awards may be assumed, converted or replaced by the successor corporation (if any), which assumption, conversion or replacement shall be binding on all participants under this Plan. In the alternative, the successor corporation may substitute equivalent ~~Awards~~ Options, SARs and Restricted Stock Awards or provide substantially similar consideration to participants as was provided to stockholders (after taking into account the existing provisions of the Awards). The successor corporation may also issue, in place of outstanding Shares held by the participants, substantially similar shares or other property subject to repurchase restrictions no less favorable to the participant. In the event such successor corporation (if any) does not assume or substitute ~~Awards~~ Options, SARs and Restricted Stock Awards, as provided above, pursuant to a transaction described in this Subsection 10.3, the vesting with respect to such Awards shall fully and immediately accelerate or the repurchase rights of the Company shall fully and immediately terminate, as the case may be, so that the Awards may be exercised or the repurchase rights shall terminate before, or otherwise in connection with the closing or completion of the Fundamental Transaction or event~~, but~~ and the Award shall then terminate. Notwithstanding anything in this Plan to the contrary, the Committee may, in its sole discretion, provide that the vesting of any or all Award Shares subject to vesting or right of repurchase shall accelerate or lapse, as the case may be, upon a transaction described in this Section 10.3. If the Committee exercises such discretion with respect to Options, such Options shall become exercisable in full prior to the consummation of such event at such time and on such conditions as the Committee determines, and if such Options are not exercised prior to the consummation of the Fundamental Transaction, the Committee may specify that they ~~shall~~ terminate at such time as determined by the Committee. Subject to any greater rights granted to participants under the foregoing provisions of this Section 10.3, in the event of the occurrence of any Fundamental Transaction, any outstanding Awards shall be treated as provided in the applicable agreement or plan of merger, consolidation or sale of assets.

10.4 Changes in Control. The ~~Board~~Board may also, but need not, specify that other transactions or events constitute a "***Change in Control***"." The ~~Board~~Board may do that either before or after the transaction or event occurs. Examples of transactions or events that the ~~Board~~Board may treat as Changes in Control are: (a) any person or entity, including a "group" as contemplated by Section 13(d)(3) of the Exchange Act, acquires securities holding 25% or more of the total combined voting power or value of the Company, or (b) as a result of or in connection with a contested election of Company Directors, the persons who were Company Directors immediately before the election cease to constitute a majority of the Board. In connection with a Change in Control, notwithstanding any other provision of this Plan, the ~~Board~~Board may, but need not, take any one or more of the actions described in Section 10.3. In addition, the ~~Board~~Board may extend the date for the exercise of exercisable Awards (but not beyond their original Expiration Date).

10.5 Additional Rules and Benefits related to Fundamental Transactions and Changes in Control. The ~~Board~~Committee need not adopt the same rules for each Award or each Awardee. Notwithstanding anything in this Plan to the contrary, in the event of an Involuntary Termination of services for any reason other than death, disability or Cause, within 18 months following the consummation of a Fundamental Transaction or Change in Control, any ~~Awards~~ Options, SARs and Restricted Stock Awards, assumed or substituted in a

Fundamental Transaction or Change in Control, which are subject to vesting conditions and/or the right of repurchase in favor of the Company or a successor entity, shall fully accelerate for vesting so that such Award Shares are immediately exercisable upon Termination or, if subject to the right of repurchase in favor of the Company, such repurchase rights shall lapse as of the date of Termination. ~~Such~~ Any such Awards having an exercisability feature shall be exercisable for a period of six months following Termination.

10.6 Divestiture. If the Company or an Affiliate sells or otherwise transfers equity securities of an Affiliate to a person or entity other than the Company or an Affiliate, or leases, exchanges or transfers all or any portion of its assets to such a person or entity, then the ~~Board~~Committee may specify that such transaction or event constitutes a "Divestiture". In connection with a Divestiture, notwithstanding any other provision of this Plan, the ~~Board~~Committee may, but need not, take one or more of the actions described in Section 10.3 ~~or~~, 10.4 or 10.5 with respect to Awards or Award Shares held by, for example, Employees, Directors or Consultants for whom that transaction or event results in a Termination. The ~~Board~~Committee need not adopt the same rules for each Award or Awardee.

10.7 Dissolution. If the Company adopts a plan of dissolution, the ~~Board~~Committee may cause Awards to be fully vested and exercisable (but not after their Expiration Date) before the dissolution is completed but contingent on its completion and may cause the Company's repurchase rights on Award Shares to lapse upon completion of the dissolution. The ~~Board~~Committee need not adopt the same rules for each Award or each Awardee. Notwithstanding anything herein to the contrary, in the event of a dissolution of the Company, to the extent not exercised before the earlier of the completion of the dissolution or their Expiration Date, Awards shall terminate immediately prior to the dissolution.

10.8 Cut-Back to Preserve Benefits. If the Administrator determines that the net after-tax amount to be realized by any Awardee, taking into account any accelerated vesting, termination of repurchase rights, or cash payments to that Awardee in connection with any transaction or event set forth in this Section 10 would be greater if one or more of those steps were not taken or payments were not made with respect to that Awardee's Awards or Award Shares, then, at the election of the Awardee, to such extent, one or more of those steps shall not be taken and payments shall not be made.

11. Grants to Non-Employee Directors

11.1 Certain Transactions and Events.

(a) In the event of a Fundamental Transaction while the Awardee remains a non-Employee Director, the Shares at the time subject to each outstanding Award held by such Awardee pursuant to this Plan, but not otherwise vested, shall automatically vest in full and become exercisable for all Shares as fully vested Shares and all repurchase rights shall automatically terminate in full immediately prior to the effective date of the Fundamental Transaction. Immediately following the consummation of the Fundamental Transaction, each Award shall terminate and cease to be outstanding, except to the extent assumed by the successor corporation (or Affiliate thereof).

(b) In the event of a Change in Control while the Awardee remains a non-Employee Director, the Shares at the time subject to each outstanding Award held by such Awardee pursuant to this Plan, but not otherwise vested, shall automatically vest in full and become exercisable for all the Shares as fully vested Shares and all repurchase rights shall automatically terminate in full immediately prior to the effective date of the Change in Control. Each such Award shall remain exercisable for such fully vested Shares until the expiration or sooner termination of the Award term in connection with a Change in Control.

(c) Each Award which is assumed in connection with a Fundamental Transaction shall be appropriately adjusted, immediately after such Fundamental Transaction, to apply to the number and class of securities which would have been issuable to the Awardee in consummation of such Fundamental

Transaction had the Award been exercised immediately prior to such Fundamental Transaction. Appropriate adjustments shall also be made to the Option Price or Purchase Price payable per share under each outstanding Award, provided the aggregate Option Price or Purchase Price payable for such securities shall remain the same. To the extent the actual holders of the Company's outstanding Shares receive cash consideration for their Shares in consummation of the Fundamental Transaction, the successor corporation may, in connection with the assumption of the outstanding Awards granted to non-Employee Directors under this Plan, substitute one or more shares of its own common stock with a fair market value equivalent to the cash consideration paid per Share in such Fundamental Transaction.

12. Withholding and Tax Reporting

12.1 Tax Withholding Alternatives.

(a) ***General.*** Whenever Awards are granted or exercised, or Award Shares are issued or become free of restrictions, as applicable, the Company may require the Awardee to remit to the Company an amount sufficient to satisfy any applicable tax withholding requirement, whether the related tax is imposed on the Awardee or the Company. The Company shall have no obligation to deliver Award Shares or release Award Shares from an escrow or permit a transfer of Award Shares until the Awardee has satisfied those tax withholding obligations. Whenever payment in satisfaction of Awards is made in cash, the payment will be reduced by an amount sufficient to satisfy all tax withholding requirements.

(b) ***Method of Payment.*** The Awardee shall pay any required withholding using ~~the~~ such forms of consideration as are described in Section 6.4(~~b), except that, in the discretion of the~~ a) and determined appropriate by the Administrator~~, the Company may also permit the Awardee to use any of the forms of payment described in Section 6.4(e)~~. The Administrator, in its sole discretion, may also permit Award Shares to be withheld or surrendered to pay required withholding. If the Administrator permits Award Shares to be withheld or surrendered, the Fair Market Value of the Award Shares withheld or surrendered, as determined as of the date of withholding, shall not exceed the amount determined by the applicable minimum statutory withholding rates to the extent the Administrator determines such limit is necessary or advisable in light of generally accepted accounting principles.

12.2 Reporting of Dispositions. Any holder of Option Shares acquired under an Incentive Stock Option shall promptly notify the Administrator, following such procedures as the Administrator may require, of the sale or other disposition of any of those Option Shares if the disposition occurs during: (a) the longer of two years after the Grant Date of the Incentive Stock Option and one year after the date the Incentive Stock Option was exercised, or (b) such other period as the Administrator has established.

13. Compliance With Law

The grant of Awards and the issuance and subsequent transfer of Award Shares shall be subject to compliance with all Applicable Law, including all applicable securities laws. Awards may not be exercised, and Award Shares may not be transferred, in violation of Applicable Law. Thus, for example, Awards may not be exercised unless: (a) a registration statement under the Securities Act is then in effect with respect to the related Award Shares, or (b) in the opinion of legal counsel to the Company, those Award Shares may be issued in accordance with an applicable exemption from the registration requirements of the Securities Act and any other applicable securities laws. The failure or inability of the Company to obtain from any regulatory body the authority considered by the Company's legal counsel to be necessary or useful for the lawful issuance of any Award Shares or their subsequent transfer shall relieve the Company of any liability for failing to issue those Award Shares or permitting their transfer. As a condition to the exercise of any Award or the transfer of any Award Shares, the Company may require the Awardee to satisfy any requirements or qualifications that may be necessary or appropriate to comply with or evidence compliance with any Applicable Law.

14. Amendment or Termination of this Plan or Outstanding Awards

14.1 Amendment and Termination. The Board or the Committee may at any time amend, suspend, or terminate this Plan.

14.2 Stockholder Approval. The Company shall obtain the approval of the Company's stockholders for any amendment to this Plan if stockholder approval is necessary or desirable to comply with any Applicable Law or with the requirements applicable to the grant of Awards intended to be Incentive Stock Options. The ~~Board~~Board may also, but need not, require that the Company's stockholders approve any other amendments to this Plan.

14.3 Effect. No amendment, suspension, or termination of this Plan, and no modification of any Award even in the absence of an amendment, suspension, or termination of this Plan, shall impair any existing contractual rights of any Awardee unless the affected Awardee consents to the amendment, suspension, termination, or modification. Notwithstanding anything herein to the contrary, no such consent shall be required if the ~~Board~~Committee determines~~, in its sole and absolute discretion,~~ that the amendment, suspension, termination, or modification (including an amendment of the designation of the class of securities to be issued under Awards): (a) is required or advisable in order for the Company, this Plan or the Award to satisfy Applicable Law, to meet the requirements of any accounting standard or to avoid any adverse accounting treatment, or (b) in connection with any transaction or event described in Section 10, is in the best interests of the Company or its stockholders. The ~~Board~~Committee may, but need not, take the tax or accounting consequences to affected Awardees into consideration in acting under the preceding sentence. Those decisions shall be final, binding and conclusive. Termination of this Plan shall not affect the Administrator's ability to exercise the powers granted to it under this Plan with respect to Awards granted before the termination of this Plan or with respect to Award Shares issued under such Awards even if those Award Shares are issued after the termination of this Plan.

15. Reserved Rights

15.1 Nonexclusivity of this Plan. This Plan shall not limit the power of the Company or any Affiliate to adopt other incentive arrangements including, for example, the grant or issuance of stock options, stock, ~~or~~ other equity-based rights or cash bonuses or awards under other plans.

15.2 Unfunded Plan. This Plan shall be unfunded. Although bookkeeping accounts may be established with respect to Awardees, any such accounts will be used merely as a convenience. The Company shall not be required to segregate any assets on account of this Plan, the grant of Awards, or the issuance of Award Shares. The Company and the Administrator shall not be deemed to be a trustee of stock or cash to be awarded under this Plan. Any obligations of the Company to any Awardee shall be based solely upon contracts entered into under this Plan, such as Award Agreements. No such obligations shall be deemed to be secured by any pledge or other encumbrance on any assets of the Company. Neither the Company nor the Administrator shall be required to give any security or bond for the performance of any such obligations.

15.3 Compensation. The value of Options, SARs and Stock Awards granted pursuant to the Plan will not be included as compensation, earnings, salary or other similar terms used when calculating an Awardee's benefits under any other employee benefit plan sponsored by the Company or any Affiliate except as such other plan otherwise expressly provides.

16. Escrow of Stock Certificates

To enforce any restrictions on Award Shares, the Administrator may require the holder to deposit any certificates (or indicia of ownership) representing Award Shares, with stock powers or other transfer instruments approved by the Administrator endorsed in blank, with the Company or an agent of the Company to hold in escrow until the restrictions have lapsed or terminated. The Administrator may also cause a legend or legends referencing the restrictions to be placed on any such certificates.

~~**17. Beneficiaries**~~

~~An Awardee may, if permitted by the Administrator and on a form prescribed by the Administrator, file a written designation of one or more beneficiaries who are to receive the Awardee's rights under the Awardee's Awards after the Awardee's death. An Awardee may change such a designation at any time by written notice. If an Awardee designates a beneficiary, the beneficiary may exercise the Awardee's Awards after the Awardee's death. If an Awardee dies when the Awardee has no living beneficiary designated under this Plan, the Company shall allow the executor or administrator of the Awardee's estate to exercise the Award or, if there is none, the person entitled to exercise the Option under the Awardee's will or the laws of descent and distribution. In any case, no Award may be exercised after its Expiration Date.~~

17. Treatment of Awards upon Death of Awardee; Limited Transferability

17.1 Treatment of Awards upon Death of Awardee. The Company may from time to time establish procedures under which the Company may make certain determinations required with respect to Awards in the event of an Awardee's death. The Company's determinations and decisions in this regard shall be final and binding on all parties.

17.2 **Limited Transferability.** Options, SARs and Stock Awards and Restricted Stock Awards shall generally be nontransferable; provided however that the Administrator may in its discretion (and as reflected in the applicable Award Agreement or an amendment thereto) make an Option, SAR or Restricted Stock Award transferable to an Awardee's family or entities affiliated with the Awardee's family if and to the extent permitted under the rules and instructions applicable to Form S-8 (or any successor form or other securities laws under which the issuance and sale of Awards and Award Shares hereunder are registered or exempted). If the Administrator makes an Option, SAR or Restricted Stock Award transferable, either at the time of grant or thereafter, such Award shall contain such additional terms and conditions as the Administrator deems appropriate, and any transferee shall be deemed to be bound by such terms upon acceptance of such transfer.

18. Miscellaneous

18.1 Governing Law. This Plan, the Award Agreements and all other agreements entered into under this Plan, and all actions taken under this Plan or in connection with Awards or Award Shares, shall be governed by the laws of the State of Delaware without giving effect to principles of conflicts of law.

18.2 Determination of Value. The "Fair Market Value" of a Share shall be determined as follows:

(a) ***Listed Stock***. If Shares are traded on any established stock exchange or quoted on a national market system, Fair Market Value shall be the closing sales price as quoted on that stock exchange or system for the day before the date the value is to be determined (the "Value Date") as reported in The Wall Street Journal or a similar publication. If no sales are reported as having occurred on the day before the Value Date, Fair Market Value shall be that closing sales price for the last preceding trading day on which sales of Shares are reported as having occurred. If no sales are reported as having occurred during the five trading days before the Value Date, Fair Market Value shall be the closing bid for the Shares on the day before the Value Date. If the Shares of the Company are listed on multiple exchanges or systems, Fair Market Value shall be based on sales or bid prices on the primary exchange or system on which Shares of the Company are traded or quoted.

(b) ***Stock Quoted by Securities Dealer.*** If Shares are regularly quoted by a recognized securities dealer but selling prices are not reported on any established stock exchange or quoted on a national market system, Fair Market Value shall be the mean between the high bid and low asked prices on the day before the Value Date. If no prices are quoted for the day before the Value Date, Fair Market Value shall be the mean between the high bid and low asked prices on the last preceding trading day on which any bid and asked prices were quoted.

(c) *No Established Market*. If Shares are not traded on any established stock exchange or quoted on a national market system and are not quoted by a recognized securities dealer, the Administrator (following guidelines established by the Board or Committee) will determine Fair Market Value of the Shares in good faith.

(d) *Class A Preferred Stock*. If shares of the Company's Common Stock are traded on any established stock exchange or quoted on a national market system, the Fair Market Value of shares of the Company's Class A Preferred Stock shall be equal to the Fair Market Value of the Company's Common Stock, as of the relevant valuation date, for all purposes under this Plan.

18.3 **Reservation of Shares**. During the term of this Plan, the Company shall at all times keep available such number of Shares as are still issuable under this Plan.

18.4 **Electronic Communications**. Any Award Agreement, notice of exercise of an Award, or other document required or permitted by this Plan may be delivered in writing or, to the extent determined by the Administrator, electronically. Signatures or acknowledgements may also be electronic if permitted by the Administrator.

18.5 **Notices**. Unless the Administrator specifies otherwise, any notice to the Company under any Award Agreement or with respect to any Awards or Award Shares shall be in writing (or, if so authorized by Section 18.4, communicated electronically), shall be addressed to the Secretary of the Company, and shall only be effective when received by the Secretary of the Company.

[THIS PAGE INTENTIONALLY LEFT BLANK]

Financial Information

[THIS PAGE INTENTIONALLY LEFT BLANK]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
SAIC, Inc.
San Diego, CA

We have audited the accompanying consolidated balance sheets of SAIC, Inc. and subsidiaries (the "Company") as of January 31, 2007 and 2006, and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for each of the three years in the period ended January 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of SAIC, Inc. and subsidiaries as of January 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended January 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, the consolidated financial statements have been retrospectively adjusted to give effect to a reorganization merger of entities under common control.

As discussed in Note 1 to the consolidated financial statements, the Company changed its methods of accounting for the adoption of Statement of Financial Accounting Standards No. 123(R), *Share Based Payment,* effective February 1, 2006, and SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans,* effective January 31, 2007.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of January 31, 2007, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 10, 2007, expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP

San Diego, California
April 10, 2007

SAIC, INC.

CONSOLIDATED STATEMENTS OF INCOME

	Year Ended January 31		
	2007	2006	2005
	(in millions, except per share amounts)		
Revenues	$8,294	$7,775	$7,172
Costs and expenses:			
Cost of revenues	7,184	6,794	6,277
Selling, general and administrative expenses	525	491	414
Gain on sale of business units, net	—	—	(2)
Operating income	585	490	483
Non-operating income (expense):			
Interest income	117	97	45
Interest expense	(92)	(89)	(88)
Minority interest in income of consolidated subsidiaries	(12)	(12)	(13)
Other income (expense), net	5	(8)	(28)
Income from continuing operations before income taxes	603	478	399
Provision for income taxes	234	137	130
Income from continuing operations	369	341	269
Discontinued operations (Note 18):			
Income from discontinued operations before income taxes (including gains of $19 million, $871 million and $6 million in fiscal 2007, 2006 and 2005 respectively)	24	881	159
Provision for income taxes	2	295	19
Income from discontinued operations	22	586	140
Net income	$ 391	$ 927	$ 409
Earnings per share:			
Basic:			
Income from continuing operations	$ 1.05	$ .98	$ .74
Income from discontinued operations	.06	1.68	.38
	$ 1.11	$ 2.66	$ 1.12
Diluted:			
Income from continuing operations	$ 1.01	$ .95	$ .72
Income from discontinued operations	.06	1.63	.37
	$ 1.07	$ 2.58	$ 1.09
Common equivalent shares:			
Basic	352	348	365
Diluted	364	359	375

See accompanying notes to consolidated financial statements.

SAIC, INC.

CONSOLIDATED BALANCE SHEETS

	January 31	
	2007	2006
	(in millions)	
ASSETS		
Current assets:		
Cash and cash equivalents	$1,113	$1,010
Investments in marketable securities	—	1,659
Receivables, net	1,641	1,515
Inventory, prepaid expenses and other current assets	191	191
Assets of discontinued operations	—	28
Total current assets	2,945	4,403
Property, plant and equipment, net	387	356
Intangible assets, net	109	63
Goodwill	951	655
Deferred income taxes	57	66
Other assets	109	112
	$4,558	$5,655
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and accrued liabilities	$1,042	$ 959
Accrued payroll and employee benefits	519	468
Income taxes payable	73	14
Notes payable and long-term debt, current portion	29	47
Liabilities of discontinued operations	—	3
Total current liabilities	1,663	1,491
Notes payable and long-term debt, net of current portion	1,199	1,192
Other long-term liabilities	104	111
Commitments and contingencies (Notes 15 and 19)		
Minority interest in consolidated subsidiaries	56	54
Stockholders' equity:		
Preferred stock, $.0001 par value, 1.5 billion shares authorized, 320 million and 343 million shares issued and outstanding at January 31, 2007 and 2006, respectively	—	—
Common stock, $.0001 par value, 2 billion shares authorized, 92 million and no shares issued and outstanding at January 31, 2007 and 2006, respectively	—	—
Additional paid-in capital	1,557	2,508
Retained earnings	6	415
Other stockholders' equity	—	(84)
Accumulated other comprehensive loss	(27)	(32)
Total stockholders' equity	1,536	2,807
	$4,558	$5,655

See accompanying notes to consolidated financial statements.

SAIC, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME

	Shares		Additional paid-in capital	Retained earnings	Other stockholders' equity	Accumulated other comprehensive loss	Comprehensive Income
	Common stock	Preferred stock					
			(in millions)				
Balance at February 1, 2004	—	371	$ 1,964	$ 361	$ (92)	$(30)	
Net income	—	—	—	409	—	—	$409
Other comprehensive loss	—	—	—	—	—	(6)	(6)
Issuances of stock	—	30	465	—	—	—	—
Repurchases of stock	—	(38)	(217)	(558)	—	—	—
Income tax benefit from employee stock transactions	—	—	67	—	—	—	—
Stock-based compensation	—	—	1	—	—	—	—
Unearned stock compensation, net of amortization	—	—	—	—	(13)	—	—
Balance at January 31, 2005	—	363	2,280	212	(105)	(36)	$403
Net income	—	—	—	927	—	—	$927
Other comprehensive income	—	—	—	—	—	4	4
Issuances of stock	—	27	443	—	—	—	—
Repurchases of stock	—	(47)	(283)	(724)	—	—	—
Income tax benefit from employee stock transactions	—	—	67	—	—	—	—
Stock-based compensation	—	—	1	—	—	—	—
Unearned stock compensation, net of amortization	—	—	—	—	21	—	—
Balance at January 31, 2006	—	343	2,508	415	(84)	(32)	$931
Net income	—	—	—	391	—	—	$391
Other comprehensive income	—	—	—	—	—	15	15
Initial public offering of common stock	86	—	1,243	—	—	—	—
Conversion of preferred stock to common stock	8	(8)	—	—	—	—	—
Issuances of preferred stock and other stock transactions	—	21	289	—	—	—	—
Repurchases of stock	(2)	(36)	(267)	(602)	—	—	—
Special dividend	—	—	(2,245)	(198)	—	—	—
Income tax benefit from employee stock transactions	—	—	41	—	—	—	—
Stock-based compensation	—	—	44	—	28	—	—
Adjustment to initially apply FASB Statement No. 158, net of tax	—	—	—	—	—	(10)	—
Elimination of unearned compensation upon modification of stock awards	—	—	(56)	—	56	—	—
Balance at January 31, 2007	92	320	$ 1,557	$ 6	$ —	$(27)	$406

See accompanying notes to consolidated financial statements.

SAIC, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended January 31		
	2007	2006	2005
	(in millions)		
Cash flows from operations:			
Net income	$ 391	$ 927	$ 409
Income from discontinued operations	(22)	(586)	(140)
Adjustments to reconcile net income to net cash provided by operations:			
Depreciation and amortization	72	69	56
Stock-based compensation	64	39	35
Minority interest in income of consolidated subsidiaries	12	12	13
Dividends received in excess of equity earnings from unconsolidated affiliates	9	(4)	6
Excess tax benefits from stock-based compensation	(9)	—	—
Other	8	17	5
Increase (decrease) in cash and cash equivalents, excluding effects of acquisitions and divestitures, resulting from changes in:			
Receivables	(72)	51	(221)
Inventory, prepaid expenses and other current assets	9	39	—
Deferred income taxes	3	(42)	59
Other assets	2	(19)	3
Accounts payable and accrued liabilities	36	52	156
Accrued payroll and employee benefits	96	94	118
Income taxes payable	107	(76)	77
Other long-term liabilities	(2)	14	7
Total cash flows provided by operations	704	587	583
Cash flows from investing activities:			
Expenditures for property, plant and equipment	(74)	(54)	(42)
Acquisitions of businesses, net of cash acquired of $14, $4, and $4 in fiscal 2007, 2006 and 2005, respectively	(377)	(212)	(212)
Payments for businesses acquired in previous years	(1)	(14)	(20)
Purchases of marketable securities available-for-sale	(4,258)	(7,852)	(6,387)
Proceeds from sales and maturities of marketable securities available-for-sale	5,917	7,561	6,290
Other	3	(12)	26
Total cash flows provided by (used in) investing activities	1,210	(583)	(345)
Cash flows from financing activities:			
Proceeds from notes payable and long-term debt	1	—	27
Payments on notes payable and long-term debt	(28)	(46)	(24)
Payment of a special dividend	(2,439)	—	—
Sales of stock through initial public offering	1,243	—	—
Sales of stock and exercise of stock options	100	155	130
Repurchases of stock	(724)	(818)	(607)
Excess tax benefits from stock-based compensation	9	—	—
Other	(3)	(4)	(4)
Total cash flows used in financing activities	(1,841)	(713)	(478)
Increase (decrease) in cash and cash equivalents from continuing operations	73	(709)	(240)
Cash flows of discontinued operations:			
Cash provided by (used in) operating activities of discontinued operations	4	(319)	179
Cash provided by (used in) investing activities of discontinued operations	26	1,072	(60)
Increase in cash and cash equivalents from discontinued operations	30	753	119
Cash and cash equivalents at beginning of year	1,010	966	1,087
Cash and cash equivalents at end of year	$ 1,113	$ 1,010	$ 966
Supplemental schedule of non-cash investing and financing activities:			
Stock exchanged upon exercise of stock options	$ 143	$ 189	$ 168
Stock issued for settlement of accrued employee benefits	$ 54	$ 71	$ 88
Fair value of assets acquired in acquisitions	$ 431	$ 288	$ 284
Cash paid in acquisitions, net of cash acquired	(377)	(212)	(212)
Issuance of stock in acquisitions	—	(17)	(4)
Accrued acquisition payments	(9)	(2)	—
Liabilities assumed in acquisitions	$ 45	$ 57	$ 68

See accompanying notes to consolidated financial statements.

SAIC, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1—Summary of Significant Accounting Policies:

Reporting Entity

Science Applications International Corporation was formed in 1969. On October 16, 2006, in connection with becoming a publicly-traded company, Science Applications International Corporation completed a merger (reorganization merger) in which it became a wholly-owned subsidiary of SAIC, Inc. Pursuant to the reorganization merger, the shares of common stock of Science Applications International Corporation were exchanged for shares of Class A preferred stock of SAIC, Inc., after which SAIC, Inc. completed an initial public offering of its common stock.

In October 2006, SAIC, Inc. completed the initial public offering of 86.25 million shares of its common stock. The initial public offering was priced at $15 per share and resulted in net proceeds of $1.24 billion, after deducting underwriting commissions and discounts and other offering-related costs. The common stock began trading on the New York Stock Exchange under the ticker symbol "SAI" on October 13, 2006. Although shares of common stock contain the same economic rights as shares of Class A preferred stock, holders of Class A preferred stock are entitled to 10 votes per share while holders of common stock are entitled to one vote per share.

The accompanying financial statements reflect the reorganization merger as a change in reporting entity at historical cost and the financial statements prior to the reorganization merger reflect the accounts of Science Applications International Corporation pursuant to the rules and regulations of the Securities and Exchange Commission (SEC) that govern financial statements. The effects of the exchange of shares in the reorganization merger have been retrospectively applied to stockholders' equity and per share amounts in the consolidated financial statements. This retrospective application had no effect on other amounts, including the net income of Science Applications International Corporation, for the periods presented.

Nature of Operations and Basis of Presentation

SAIC, Inc., together with its majority-owned and wholly-owned subsidiaries, is a leading provider of scientific, engineering, systems integration and technical services and solutions to all branches of the U.S. military, agencies of the U.S. Department of Defense, the intelligence community, the U.S. Department of Homeland Security and other U.S. Governmental civil agencies and customers in selected commercial markets.

The consolidated financial statements include the accounts of SAIC, Inc. and all majority-owned and wholly-owned subsidiaries, including Science Applications International Corporation (collectively referred to as the Company). All intercompany transactions and accounts have been eliminated in consolidation. Outside investors' interests in the majority-owned subsidiaries are reflected as minority interest. Unless otherwise noted, references to years are for fiscal years ended January 31. For example, the fiscal year ended January 31, 2007 is referred to as "fiscal 2007" in these notes to consolidated financial statements.

Reorganization Merger

Pursuant to the reorganization merger, each share of Class A common stock and Class B common stock of Science Applications International Corporation was exchanged for two shares and 40 shares, respectively, of Class A preferred stock of SAIC, Inc. The number and exercise price of stock options outstanding were adjusted for this exchange.

The shares of Class A preferred stock of SAIC, Inc. were allocated 20% to series A-1 preferred stock, 20% to series A-2 preferred stock, 30% to series A-3 preferred stock, and 30% to series A-4 preferred stock. The different series are identical, except for applicable restriction periods. Shares of Class A preferred stock will not be transferable or convertible into common stock until the applicable restriction periods expire. The restriction periods expire on January 11, 2007 for series A-1 preferred stock, April 11, 2007 for series A-2 preferred stock, July 10, 2007 for series A-3 preferred stock, and October 8, 2007 for series A-4 preferred stock. As of January 31, 2007, approximately 132 million shares of Class A preferred stock were freely transferable and convertible into common stock, consisting of shares of Class A preferred stock held in the Company's retirement plans that are subject to diversification rights provided under the Pension Protection Act of 2006 and shares of series A-1 preferred stock whose restriction period expired on January 11, 2007. When shares of Class A preferred stock become transferable and are sold or transferred to other than a permitted transferee, as defined in the certificate of incorporation of SAIC, Inc., the shares convert into common stock on a one-for-one basis.

Special Dividend

Prior to the reorganization merger and the initial public offering, the board of directors of Science Applications International Corporation declared a special dividend of $15 per share of Class A common stock and $300 per share of Class B common stock to holders of record as of October 12, 2006. The stock options outstanding as of the dividend record date were adjusted to maintain the pre-dividend fair value. This adjustment resulted in an increase in the number of options outstanding and a reduction in the exercise price of each option outstanding (Note 11). Stock-based compensation was not affected by this adjustment as it was required by the terms of the 1999 Stock Incentive Plan. The special dividend of $2.45 billion was paid in November 2006.

Common and Preferred Stock

The Company is authorized to issue 2 billion shares of common stock, par value $.0001 per share, 1.5 billion shares of Class A preferred stock, par value $.0001 per share, and 10 million shares of undesignated preferred stock, par value of $.0001 per share. As of January 31, 2007, 92 million shares of common stock and 320 million shares of Class A preferred stock were issued and outstanding. Included in the number of shares of Class A preferred stock issued and outstanding as of January 31, 2007 were 8 million restricted shares that were unvested. These unvested shares are excluded from the calculation of basic earnings per share and included in the calculation of diluted earnings per share under the treasury stock method. Repurchases of the Company's stock reduce the amount of additional paid-in capital and retained earnings in the stockholders' equity section of the Company's consolidated balance sheets. Shares of stock are retired upon repurchase.

Operating Cycle

The Company's operating cycle for long-term contracts may be greater than one year and is measured by the average time intervening between the inception and the completion of those contracts. Contract related assets and liabilities are classified as current assets and current liabilities.

Reclassifications

Certain amounts in the consolidated statements of cash flows for the years ended January 31, 2006 and 2005 have been reclassified to conform to the fiscal 2007 presentation. In the consolidated statements of cash flows for the years ended January 31, 2006 and 2005, the Company reclassified $71 million and $88 million, respectively, from stock-based compensation to changes in accrued payroll and employee benefits to reflect issuances of vested stock as settlement of certain bonus and retirement plan amounts expensed during prior periods. In addition, these issuances of vested stock are shown in the supplemental schedule of non-cash financing activities. This reclassification had no effect on previously reported total cash flows provided by operations.

Discontinued Operations

On October 27, 2006, the Company completed the sale of its majority-owned subsidiary, ANXeBusiness Corp. (ANX). On March 15, 2005, the Company completed the sale of its subsidiary, Telcordia Technologies, Inc. (Telcordia). The operating results of ANX and Telcordia have been classified as discontinued operations (Note 18) for all periods presented.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingencies at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting periods. Management evaluates these estimates and assumptions on an on-going basis including those relating to allowances for doubtful accounts, inventories, fair value and impairment of intangible assets and goodwill, income taxes, estimated profitability of long-term contracts, pension benefits, stock-based compensation expense, contingencies and litigation. Estimates have been prepared by management on the basis of the most current and best available information and actual results could differ from those estimates.

Revenue Recognition

The Company's revenues are generated primarily from contracts with the U.S. Government, commercial customers, and various international, state and local governments or from subcontracts with other contractors engaged in work with such customers. The Company performs under a variety of contracts, some of which provide for reimbursement of cost plus fees, or target cost and fee with risk sharing, and others which are fixed-price or time-and-materials type contracts. Revenues and fees on these contracts are primarily recognized using the percentage-of-completion method of accounting, most often based on contract costs incurred to date compared with total estimated costs at completion (cost-to-cost method). The Company also uses the efforts-expended method of percentage-of-completion using measures such as labor dollars for measuring progress towards completion in situations in which this approach is more representative of the progress on the contract than the cost-to-cost method. For example, the efforts-expended method is utilized when there are significant amounts of materials or hardware incurred on a contract for which procurement of materials does not represent significant progress on the contract. Additionally, the Company utilizes the units-of-delivery method under percentage-of-completion on contracts where separate units of output are produced. Under the units-of-delivery method, revenue is recognized when the units are delivered to the customer, provided that all other requirements for revenue recognition have been met. On contracts that provide for incentive or award fees, the Company includes an estimate of the ultimate incentive or award fee to be received on the contract in the estimate of contract revenues for purposes of applying the percentage-of-completion method of accounting.

Revenues from services and maintenance contracts are recognized over the term of the respective contracts as the services are performed and revenue is earned. Revenues from unit-priced contracts are recognized as transactions are processed based on objective measures of output. Revenues from the sale of manufactured products are recorded upon passage of title and risk of loss to the customer, which is generally upon delivery, provided that all other requirements for revenue recognition have been met. The Company evaluates its contracts for multiple deliverables and, when appropriate, segments the contracts into separate units of accounting for proper revenue recognition.

The Company provides for anticipated losses on contracts by recording an expense during the period in which the losses are first identified. Amounts billed to customers but not yet recognized as revenue under certain types of contracts are deferred. Contract costs incurred for U.S. Government contracts, including indirect costs, are subject to audit and adjustment by negotiations between the Company and government representatives. The Company has agreed upon and settled indirect contract costs through fiscal 2004. Revenues on U.S. Government contracts have been recorded in amounts that are expected to be realized upon final settlement.

The Company's accounts receivable include unbilled receivables, which consist of costs and fees billable on contract completion or other specified events, the majority of which is expected to be billed and collected within one year. Unbilled receivables are stated at estimated realizable value. Contract retentions are billed when the Company has negotiated final indirect rates with the U.S. Government and, once billed, are subject to audit and approval by government representatives. Consequently, the timing of collection of retention balances is outside the Company's control. Based on the Company's historical experience, the majority of the retention balance is expected to be collected beyond one year.

Pre-contract Costs

Costs incurred on projects accounted for under the percentage-of-completion accounting method may be recognized as pre-contract costs and deferred as assets (inventory, prepaid expenses and other current assets) when the Company has been requested by the customer to begin work under a new arrangement. The Company records pre-contract costs when formal contracts have not yet been executed, and it is probable that the Company will recover the costs through the issuance of a contract. When the formal contract has been executed, the costs are recorded to the contract and revenue is recognized based on the percentage-of-completion method of accounting.

Contract claims are unanticipated additional costs incurred but not provided for in the executed contract price that the Company seeks to recover from the customer. Such costs are expensed as incurred. Additional revenue related to contract claims is recognized when the amounts are awarded by the customer.

Cash and Cash Equivalents

Cash equivalents are highly liquid investments purchased with original maturities of three months or less, excluding amounts held in the Company's managed portfolios. Items qualifying as cash equivalents but held in the Company's managed portfolios are included in marketable securities on the Company's consolidated balance sheets. Cash equivalents are invested in institutional money market funds, money market accounts and time deposits.

Investments in Debt and Marketable and Private Equity Securities

Investments in debt and marketable equity securities are classified as either available-for-sale or held-to-maturity at the time of purchase. Available-for-sale securities are carried at fair value and held-to-maturity debt securities are carried at amortized cost. Unrealized gains and losses on available-for-sale securities are recorded net of related tax effects in accumulated other comprehensive income in stockholders' equity. Realized gains and losses on the sale of available-for-sale securities are determined using the adjusted cost of the securities sold.

Investments in affiliates and corporate joint ventures where the Company has an ownership interest representing between 20% and 50%, or over which the Company exercises significant influence, are accounted for under the equity method whereby the Company recognizes its proportionate share of the affiliates' net income or loss and does not consolidate the affiliates' individual assets and liabilities. The Company recognized revenues of $16 million, $15 million and $12 million on sales to these equity method investees during the years ended January 31, 2007, 2006 and 2005, respectively.

Equity investments in affiliates over which the Company does not exercise significant influence and whose securities do not have a readily determinable fair market value as defined in Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities," are carried at cost or adjusted cost net of other-than-temporary impairments.

Management evaluates its investments in marketable and private equity securities for other-than-temporary impairment at each balance sheet date. If management determines that an other-than-temporary decline in the fair value of an investment has occurred, an impairment loss is recognized to reduce the security to its estimated fair value (Note 12).

Inventories

Inventories are valued at the lower of cost or market. Cost is determined using the average cost and first-in, first-out methods.

Property, Plant and Equipment

Depreciation of buildings is recognized using the straight-line method over estimated useful lives of ten to forty years while the related improvements are amortized using the straight-line method over the shorter of the lease term or estimated useful life of ten years. Depreciation of equipment is recognized using the straight-line method or the declining-balance method over the estimated useful lives of three to ten years.

Purchases of property and equipment as well as costs associated with major renewals and betterments are capitalized. Maintenance, repairs and minor renewals and betterments are expensed as incurred. When assets are sold or otherwise disposed of, the cost and related accumulated depreciation or amortization are removed from the accounts and any resulting gain or loss is recognized.

The Company evaluates its long-lived assets for potential impairment whenever there is evidence that events or changes in circumstances have made the recovery of an asset's carrying value unlikely and the carrying amount of the asset exceeds its estimated future undiscounted cash flows. When the carrying amount of the asset exceeds its estimated future undiscounted cash flows, an impairment loss is recognized to reduce the asset's carrying amount to its estimated fair value based on the present value of its estimated future cash flows.

Goodwill and Intangible Assets

Goodwill is assessed for impairment annually and whenever events or circumstances indicate a condition of impairment may exist. The Company performs its annual goodwill impairment assessment during the fourth quarter (Note 6).

Intangible assets with finite lives are amortized using a method that best reflects how their economic benefits are utilized or, if a pattern of economic benefits cannot be reliably determined, on a straight-line basis over the estimated useful lives of one to 12 years. Intangible assets with finite lives are evaluated for impairment whenever events or changes in circumstances indicate that a condition of impairment may exist. Intangible assets with indefinite lives are not amortized but are assessed for impairment on an annual basis and whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

Income Taxes

Income taxes are provided utilizing the liability method in accordance with SFAS No. 109, "Accounting for Income Taxes" and related interpretations. The liability method requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities on an annual basis (Note 13). Under the liability method, changes in tax rates and laws are reflected in income in the period such changes are enacted.

The provisions for federal, state, foreign and local income taxes are calculated on income before income taxes based on current tax law and include the cumulative effect of any changes in tax rates from those used previously in determining deferred tax assets and liabilities. Such provisions differ from the amounts currently payable because certain items of income and expense are recognized in different reporting periods for financial reporting purposes than for income tax purposes.

Stock-Based Compensation

The Company adopted SFAS No. 123(R), "Share-Based Payment," on February 1, 2006 (Note 11). This statement requires that the Company recognize as compensation expense the fair value of all stock-based awards, including stock options, granted to employees and directors in exchange for services over the requisite service period, which is typically the vesting period. SFAS No. 123(R) requires that the Company recognize as compensation expense the fair value of the 15% discount on employee stock purchases made under its Employee Stock Purchase Plan (ESPP).

Prior to February 1, 2006, the Company accounted for employee stock-based compensation using the intrinsic value method of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Under the intrinsic value method, no compensation expense was reflected in net income for stock options granted to employees and directors, as all stock options had an exercise price equal to the fair value of the underlying stock on the date of grant. Additionally, no compensation expense was recognized for the ESPP because it was a non-compensatory plan. Compensation expense was recognized for grants of vesting and vested stock awards based on the fair value of the underlying stock on the date of grant, with vesting stock expense recognized on a straight-line basis over the period in which the awards were earned. The Company accounted for stock options granted to non-employees using the fair value method under SFAS No. 123, "Accounting for Stock-Based Compensation."

The Company adopted SFAS No. 123(R) using the modified prospective transition method for stock-based awards granted after September 1, 2005, the date the Company made its initial filing with the SEC for the initial public offering as described above, and the prospective transition method for stock-based awards granted prior to September 1, 2005. The difference in accounting treatment between options granted prior to and after September 1, 2005 is due to the fact that the Company met the definition of a non-public company under SFAS No. 123 and applied the minimum value method (assumed no volatility in its pro forma stock-based employee compensation expense disclosures) under SFAS No. 123 prior to September 1, 2005. Under these transition methods, compensation expense associated with stock options during the year ended January 31, 2007, includes (1) amortization related to the remaining unvested portion of all stock option awards granted between September 1, 2005 and January 31, 2006 based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123 and (2) amortization related to all stock option awards granted subsequent to January 31, 2006 based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123(R). In accordance with the modified prospective transition method, results from prior periods have not been restated. Under the prospective transition method, there is no compensation expense resulting from options granted to employees and directors prior to September 1, 2005 unless a modification is made to those options other than a modification in conjunction with an equity restructuring to equalize the fair value of the options immediately before and after an equity restructuring. In connection with the reorganization merger as described above, a modification was made to outstanding stock options in order to equalize the fair value, which consequently did not result in any incremental fair value or compensation expense.

Compensation expense recorded for stock options and vesting stock includes an estimated forfeiture rate. For vesting stock granted prior to September 1, 2005, the Company had accounted for the effects of forfeitures of vesting stock as the forfeitures occurred until the completion of the initial public offering and reorganization merger. In connection with the reorganization merger, which constituted a modification in connection with an equity restructuring, the Company recorded a cumulative effect adjustment, which reduced stock-based compensation by $12 million, to apply a forfeiture rate to vesting stock granted prior to September 1, 2005 and to accelerate compensation expense over the requisite service period on certain of those awards granted to special retirement eligible persons. As a result, all future stock-based compensation expense on vesting stock and stock options will include an estimated forfeiture rate. Additionally, the Company reclassified all remaining unearned compensation at the time of modification to additional paid-in capital.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash equivalents, accounts receivable, short-term investments, foreign currency forward exchange contracts, and interest rate derivative contracts.

Although credit risk is limited, the Company's receivables are concentrated with its principal customers, which are the various agencies of the U.S. Government and customers engaged in work for the U.S. Government.

Fair Value of Financial Instruments

The fair value of a financial instrument is determined based on quoted market prices, if available, or management's best estimate. It is management's belief that the carrying amounts of the Company's financial instruments, which include cash equivalents, short-term investments in marketable securities, long-term investments in marketable securities and long-term investments in private equity securities, are reasonable estimates of their related fair values. Cash equivalents and short-term investments in marketable securities are recorded at fair value. The fair value of short-term and long-term investments in marketable securities is based upon quoted market prices. The fair value of long-term investments in private equity securities is estimated using various valuation techniques and factors, such as discounted cash flow models, market prices of comparable companies and recent capital transactions of portfolio companies. The fair value of long-term debt (Note 8) is estimated based on quoted market prices for similar instruments and current rates offered to the Company for similar debt with the same remaining maturities.

Foreign Currency

Financial statements of consolidated international subsidiaries, for which the functional currency is the local currency, are translated into U.S. dollars using the exchange rate at each balance sheet date for assets and liabilities and a weighted average exchange rate for revenues, expenses, gains and losses. Translation adjustments are recorded as accumulated other comprehensive income (loss) in stockholders' equity. Transaction gains and losses are recognized when realized.

Recently Issued Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 clarifies how uncertain tax positions that have been taken or are expected to be taken on a company's tax return should be recognized, measured, presented and disclosed in the financial statements. The cumulative effect of applying this pronouncement to uncertain tax positions at the date of adoption will be recorded during the first quarter of fiscal 2008 as an adjustment to beginning retained earnings. The Company is currently evaluating the effect that the adoption of FIN 48 will have on its consolidated financial position and results of operations.

In September 2006, the SEC issued Staff Accounting Bulletin (SAB) No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements." SAB No. 108 requires that registrants quantify errors using both a balance sheet and income statement approach and evaluate whether either approach results in a misstated amount that, when all relevant quantitative and qualitative factors are considered, is material. The Company adopted SAB No. 108 in the fourth quarter of fiscal 2007. The adoption of SAB No. 108 did not impact the Company's consolidated financial position or results of operations.

In September 2006, the FASB issued SFAS No. 157 "Fair Value Measurements." SFAS No. 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and expands disclosures about fair value measurements. This statement will be effective for the Company in fiscal 2009 and applied prospectively. The Company does not believe that the adoption of the provisions of SFAS No. 157 will materially impact its consolidated financial position and results of operations.

In September 2006, the FASB issued SFAS No. 158 "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans (an amendment of FASB Statements No. 87, 88, 106 and 132(R))." SFAS No. 158 addresses the accounting for defined benefit pension plans and other postretirement benefit plans and requires recognition of an asset for a plan's overfunded status or a liability for a plan's underfunded status and to measure a plan's assets and obligations that determine its funded status as of the end of the company's fiscal year, the offset of which is recorded net of tax as a component of accumulated other comprehensive income in stockholders' equity. The Company adopted SFAS No. 158 on January 31, 2007. As a result of the adoption of SFAS No. 158, the Company's recorded pension liability increased by $15 million (Note 10).

In February 2007, the FASB issued SFAS No. 159 "The Fair Value Option for Financial Assets and Financial Liabilities (Including an Amendment of FASB Statement No. 115)." SFAS No. 159 permits companies to measure many financial instruments and certain other items at fair value to improve financial reporting by providing companies with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting. Most of the provisions in SFAS No. 159 are elective. This statement is effective for the Company in fiscal 2009 and may be applied prospectively. Early adoption is permitted provided the Company also elects to apply the provisions of SFAS No. 157. The Company is currently evaluating the potential impact of applying the provisions of this statement to the related assets and liabilities and the impact to its consolidated financial position and results of operations.

Note 2—Earnings Per Share (EPS):

The following EPS information reflects the exchange of shares in the reorganization merger as described in Note 1. Shares of common stock contain the same economic rights as shares of Class A preferred stock. However, holders of Class A preferred stock are entitled to 10 votes per share while holders of common stock are entitled to one vote per share. The computation of EPS by applying the two-class method to the Class A preferred stock does not yield a different result than that provided under the if-converted method and therefore the two-class method is not shown in the accompanying consolidated financial statements. Basic EPS is computed by dividing income by the weighted average number of shares outstanding. Shares of stock granted to officers and employees of the Company are included in the computation of basic weighted average shares outstanding only after the shares become vested. Diluted EPS is computed similar to basic EPS, except the weighted average shares outstanding is increased to include the effect of dilutive common stock equivalents, which is comprised of stock options and other stock awards granted under stock-based compensation plans that were outstanding during the periods.

A reconciliation of the weighted average number of shares outstanding used to compute basic and diluted EPS is as follows:

	Year Ended January 31		
	2007	2006	2005
	(in millions)		
Basic weighted average shares	352	348	365
Add: Dilutive common stock equivalents			
Stock options	9	8	9
Unvested stock awards and other stock awards	3	3	1
Diluted weighted average shares	364	359	375

Included in the number of shares of Class A preferred stock issued and outstanding as of January 31, 2007 were 8 million shares that were unvested. These unvested shares are excluded from the calculation of basic EPS and included in the calculation of diluted EPS under the treasury stock method. Options to purchase one million shares of stock at prices between $14.64 and $18.70 per share were excluded from the calculation of dilutive common share equivalents for the year ended January 31, 2007 because the effect would have been antidilutive under application of the treasury stock method. Such options expire between May 2011 and December 2011.

There were no adjustments to income from continuing operations and income from discontinued operations in calculating basic and diluted EPS for the years ended January 31, 2007, 2006 and 2005.

Note 3—Short-term and Long-term Investments in Marketable Securities:

In anticipation of the payment of a special dividend as described in Note 1, the Company liquidated all of its short-term investments in marketable securities in March 2006. As of January 31, 2006, the aggregate cost basis and market value of short-term investments by major security type were as follows:

	January 31, 2006	
	Cost basis	Market value
	(in millions)	
U.S. Government and agency securities	$ 139	$ 139
Corporate obligations	890	890
Municipal debt	488	488
Other	142	142
Total short-term investments	$1,659	$1,659

As of January 31, 2007 and 2006, the Company had long-term investments in marketable securities of $3 million, which are included in other long-term assets. At January 31, 2007, aggregate gross unrealized gains and losses were not material.

Note 4—Composition of Certain Financial Statement Captions:

	January 31	
	2007	2006
	(in millions)	
Receivables, net:		
Billed less allowance for doubtful accounts of $5 million and $6 million at January 31, 2007 and 2006, respectively	$1,228	$1,081
Unbilled	398	411
Contract retentions	15	23
	$1,641	$1,515
Inventory, prepaid expenses and other current assets:		
Inventories	$ 50	$ 60
Prepaid expenses	41	46
Restricted cash	22	21
Pre-contract costs (Note 1)	7	34
Deferred income taxes	21	—
Other	50	30
	$ 191	$ 191
Property, plant and equipment, net:		
Computers and other equipment	$ 203	$ 195
Buildings and improvements	232	220
Leasehold improvements	110	84
Office furniture and fixtures	47	43
Land	47	48
Construction in progress	16	12
	655	602
Less accumulated depreciation and amortization	268	246
	$ 387	$ 356
Other assets:		
Equity method investments	$ 20	$ 23
Cost method investments	36	38
Other	53	51
	$ 109	$ 112
Accounts payable and accrued liabilities:		
Accounts payable	$ 466	$ 387
Other accrued liabilities	429	390
Billings in excess of revenues on uncompleted contracts and deferred revenue	147	173
Deferred income taxes	—	9
	$1,042	$ 959
Accrued payroll and employee benefits:		
Salaries, bonuses and amounts withheld from employees' compensation	$ 308	$ 273
Accrued vacation	193	181
Accrued contributions to employee benefit plans	18	14
	$ 519	$ 468
Other long-term liabilities:		
Accrued pension liabilities	$ 24	$ 24
Deferred compensation	44	44
Other	36	43
	$ 104	$ 111

Note 5—Acquisitions:

The Company completed acquisitions of certain business assets and businesses in fiscal 2007, 2006 and 2005, which individually and in the aggregate were not considered material business combinations in the year acquired.

In fiscal 2007, the Company completed eight acquisitions in its Government segment for an aggregate purchase price of $400 million, which consisted of $391 million in cash and $9 million of accrued acquisition payments. The preliminary purchase price allocations resulted in identifiable intangible assets of $71 million (amortizable over a weighted average life of five years based on the preliminary purchase price allocations) and goodwill of $291 million, of which $207 million was tax deductible. The Company has not yet obtained all of the information required to complete the purchase price allocations related to these acquisitions. The final purchase price allocations will be completed once the information identified by the Company has been received.

In fiscal 2006, the Company completed four acquisitions for an aggregate purchase price of $234 million, which consisted of $216 million in cash, 781,000 shares of the Company's stock that had a fair value of $17 million on the date of issuance and future acquisition payments of $1 million payable once certain conditions had been met. The final purchase price allocations resulted in identifiable intangible assets of $36 million (amortizable over a weighted average life of seven years) and goodwill of $192 million, $32 million of which was tax deductible.

In fiscal 2005, the Company completed four acquisitions for an aggregate purchase price of $236 million, which consisted of $227 million in cash, 214,000 shares of the Company's stock that had a fair value of $4 million on the date of issuance and future acquisition payments of $5 million, all of which has been paid. The final purchase price allocations resulted in identifiable intangible assets of $44 million (amortizable over a weighted average life of nine years) and goodwill of $157 million, $33 million of which was tax deductible.

Note 6—Goodwill and Intangible Assets:

The changes in the carrying amount of goodwill by segment were as follows:

	Government	Commercial	Total
		(in millions)	
Goodwill at February 1, 2005	$443	$25	$468
Acquisitions	186	—	186
Foreign currency translation	—	(1)	(1)
Adjustments	2	—	2
Goodwill at January 31, 2006	631	24	655
Acquisitions	291	—	291
Foreign currency translation	—	2	2
Adjustments	6	(3)	3
Goodwill at January 31, 2007	$928	$23	$951

Goodwill adjustments in fiscal 2007 and 2006 resulted from the finalization of purchase price allocations related to prior year acquisitions.

Intangible assets consisted of the following:

	January 31					
	2007			2006		
	Gross carrying value	Accumulated amortization	Net carrying value	Gross carrying value	Accumulated amortization	Net carrying value
	(in millions)					
Amortizable assets:						
Customer relationships	$ 75	$30	$ 45	$ 48	$24	$24
Non-compete agreements	12	7	5	25	20	5
Software and technology	63	12	51	33	5	28
Other	6	4	2	6	2	4
Total amortizable intangible assets	156	53	103	112	51	61
Non-amortizable intangible assets:						
Tradenames	6	—	6	2	—	2
Total intangible assets	$162	$53	$109	$114	$51	$63

Amortizable intangible assets with a gross carrying value of $7 million became fully amortized at January 31, 2006 and are no longer reflected in the gross carrying value after that date. In addition, intangible assets with a gross carrying value of $17 million became fully amortized during the year ended January 31, 2007 and, therefore are no longer reflected in the gross carrying value as of January 31, 2007. Intangible assets arising from acquisitions made prior to February 1, 2006 increased by $1 million of amortizable intangible assets due to the finalization of purchase price allocations. Amortization expense related to amortizable intangible assets was $26 million, $29 million and $20 million in fiscal 2007, 2006 and 2005, respectively.

Based on the intangible assets as of January 31, 2007, the estimated annual amortization expense related to amortizable intangible assets is as follows (in millions):

Year Ending January 31	
2008	$ 25
2009	23
2010	20
2011	16
2012	12
2013 and thereafter	7
	$103

Actual amortization expense in future periods could differ from these estimates as a result of acquisitions, divestitures, impairments, adjustments to preliminary allocations of purchase price and other factors. In fiscal 2007, the Company did not recognize any impairment losses of intangible assets. In fiscal 2006 and 2005, impairment losses on intangible assets were not material.

Note 7—Revolving Credit Facility:

SAIC, Inc.'s wholly-owned subsidiary, Science Applications International Corporation, has a five-year revolving credit facility, which allows for borrowings of up to $750 million through fiscal 2012. Borrowings under the revolving credit facility are unsecured and bear interest at a rate determined, at the Company's option, based on either LIBOR plus a margin or a defined base rate. As of January 31, 2007, there were no borrowings outstanding under the revolving credit facility.

The revolving credit facility contains certain customary representations and warranties, as well as certain affirmative and negative covenants. The financial covenants contained in the revolving credit facility require that, for a period of four fiscal quarters beginning with the fiscal year ended January 31, 2006, the Company maintains a ratio of consolidated funded debt to earnings before interest, taxes, depreciation and amortization (EBITDA) of not more than 3.0 to 1.0 and a ratio of EBITDA to interest expense of greater than 3.5 to 1.0. Other covenants restrict certain of the Company's activities, including among other things, its ability to create liens, dispose of certain assets and merge or consolidate with other entities and to declare and pay a dividend on the Company's stock. The revolving credit facility also contains certain customary events of default, including, among others, defaults based on certain bankruptcy and insolvency events, nonpayment, cross-defaults to other debt, breach of specified covenants, ERISA events, material monetary judgments, change of control events and the material inaccuracy of the Company's representations and warranties. The Company was in compliance with these financial covenants as of January 31, 2007.

As of January 31, 2007, $655 million of the revolving credit facility was available, reduced by $95 million of standby letters of credit issued in connection with the Company's contract with the Greek government. The terms of the standby letters of credit require them to remain outstanding until the customer formally accepts the system pursuant to the contract (Note 19).

SAIC, Inc. has fully and unconditionally guaranteed the obligations of Science Applications International Corporation under the revolving credit facility (Note 20).

Note 8—Notes Payable and Long-Term Debt:

Notes payable and long-term debt consisted of the following:

	January 31	
	2007	2006
	(in millions)	
5.5% notes due fiscal 2034	$ 296	$ 296
6.25% notes due fiscal 2013	549	548
7.125% notes due fiscal 2033	248	248
6.75% notes due fiscal 2009	96	94
3-year note due fiscal 2007	—	17
Other notes payable	39	36
	1,228	1,239
Less current portion	29	47
	$1,199	$1,192

In fiscal 2004, the Company completed an offering of $300 million of senior unsecured notes (5.5% notes). The 5.5% notes are due on July 1, 2033 with interest payable on a semi-annual basis beginning January 1, 2004. The note discounts, issuance costs and the loss on the settlement of related treasury lock contracts are amortized to interest expense using the effective interest method, which results in an effective interest rate of 5.8%. The fair value of the 5.5% notes was less than the carrying value by $31 million at January 31, 2007.

In fiscal 2003, the Company issued $550 million of 6.25% senior unsecured notes (6.25% notes) and $250 million of 7.125% senior unsecured notes (7.125% notes). The 6.25% notes and the 7.125% notes are due on July 1, 2012 and July 1, 2032, respectively, with interest payable semi-annually beginning January 1, 2003. The note discounts, issuance costs and the loss on the settlement of related treasury lock contracts are amortized to interest expense, which results in an effective interest rate of 6.5% for the 6.25% notes and 7.43% for the 7.125% notes. The fair value of the 6.25% notes and 7.125% notes exceeded the carrying value by $16 million and $21 million, respectively, at January 31, 2007.

In fiscal 1998, the Company issued $100 million of 6.75% senior unsecured notes with a nominal discount (6.75% notes) which are due February 1, 2008 with interest payable semi-annually beginning August 1, 1998. The 6.75% notes have an effective interest rate of 8.3%, due principally to the amortization of the loss on the settlement of a related treasury lock contract, the discount on issuance of the notes and underwriting fees associated with the offering. The fair value of the 6.75% notes exceeded the carrying value by $5 million at January 31, 2007. In fiscal 2005, the Company entered into interest rate swaps related to this debt as described in Note 9.

The Company is subject to certain restrictions on the notes described above, such as limitations on liens and sale and leaseback transactions. As of January 31, 2007, the Company was in compliance with these restrictions.

The Company has various other notes payable with interest rates from 4.0% to 6.0% that are due on various dates through fiscal 2017.

Maturities of notes payable and long-term debt are as follows (in millions):

Year Ending January 31	
2008	$ 29
2009	103
2010	2
2011	1
2012	1
2013 and thereafter	1,103
Total principal payments	1,239
Less unamortized discount	11
	$1,228

Note 9—Derivative Instruments:

The Company is exposed to certain market risks which are inherent in certain transactions entered into during the normal course of business. They include sales contracts denominated in foreign currencies, investments in equity securities and exposure to changing interest rates. The Company uses a risk management policy to assess and manage cash flow and fair value exposures. The policy permits the use of derivative instruments with certain restrictions and appropriate authorization. The Company does not hold derivative instruments for trading or speculative purposes.

Interest Rate Risk

The Company entered into interest rate swap agreements in fiscal 2002 (2002 swap agreements), which converted a variable payment stream to a fixed payment stream. In fiscal 2004, the 2002 swap agreements were no longer designated in a cash flow hedging relationship. Consequently, all subsequent changes in fair value of the 2002 swap agreements are recorded in income through the expiration of the agreements. Additionally, the cumulative loss before income taxes at the date of the change in designation of $14 million is amortized as additional interest expense through expiration of the agreements. The agreements expire in fiscal 2009.

In fiscal 2004, the Company entered into additional interest rate swaps (2004 swap agreements) to offset the effects of the 2002 swap agreements. The net change in the fair values of the 2002 and 2004 swap agreements since the fiscal 2004 change in designation has not been material and has been recorded as additional interest expense. At January 31, 2007, the combined fair value of the 2002 and 2004 swap agreements was $5 million, of which $3 million and $2 million are reflected in other accrued liabilities and other long-term liabilities, respectively.

The Company entered into interest rate swap agreements in fiscal 2005 (2005 swap agreements) to convert the fixed interest payments on its $100 million 6.75% notes (Note 8) to a variable rate, computed based on a rolling six-month LIBOR plus a margin. These swap agreements are designated as fair value hedges of changes in the notes' fair value and have been fully effective in offsetting the change in fair value of the underlying notes. The fair value of the 2005 swap agreements at January 31, 2007 was a liability of $2 million, which is reflected in other accrued liabilities.

Foreign Currency Risk

Although the majority of the Company's transactions are in U.S. dollars, some transactions are denominated in foreign currencies. The Company's objective in managing its exposure to foreign currency rate fluctuations is to mitigate adverse fluctuations in earnings and cash flows associated with foreign currency exchange rate fluctuations. The Company manages cash flow exposure of certain receivables, payables and anticipated transactions through the use of natural hedges and foreign currency forward exchange contracts. At January 31, 2007, there were no outstanding foreign currency forward contracts.

Note 10—Retirement Plans:

SAIC Retirement Plan

The Company maintains the SAIC Retirement Plan (SRP), which is both a 401(k) plan and an employee stock ownership plan (ESOP). The SRP allows eligible participants to defer a portion of their income through payroll deductions. Employee deferrals are fully vested, may be matched by the Company and are not taxable to the participant until distributed from the SRP following termination, retirement, permanent disability or death. Employees are eligible to immediately participate in the SRP and receive the Company matching contribution upon their employment with the Company. The Company's matching contribution is a 50% match for each dollar an employee contributes to the 401(k), up to 6% of the employee's eligible compensation. In addition, the Company may also provide profit sharing contributions in cash and Company stock. These contributions are based upon amounts determined annually by the board of directors and are allocated to participants' accounts based on their annual eligible compensation. Employees must meet a one-year eligibility period to qualify for any profit sharing contributions made by the Company. Participants' interests in the Company's matching and profit sharing contributions vest 20% per year in the first through fifth year of service. Participants also become fully vested upon reaching age 59 ½, permanent disability or death. The Company's contributions, including the matching contributions, expensed under the SRP and previous plans were $127 million, $121 million and $95 million in fiscal 2007, 2006 and 2005, respectively.

Deferred Compensation Plans

The Company maintains two deferred compensation plans for the benefit of key executives and directors and allows eligible participants to elect to defer all or a portion of their annual bonus compensation. The Company makes no contributions under the Keystaff Deferral Plan (KDP) but does credit participant accounts for deferred compensation amounts and interest earned. Interest is accrued based on the Moody's Seasoned

Corporate Bond Rate (5.89% to 6.39% during fiscal 2007). Deferred balances are generally paid upon termination. Under the Key Executive Stock Deferral Plan (KESDP), eligible participants may elect to defer in share units all or a portion of their annual bonus awards granted under the 2006 Equity Incentive Plan and prior plans. The Company makes no contributions to the accounts of KESDP participants. Benefits from the KESDP are payable in shares of the Company's stock that are held in a trust for the purpose of funding benefit payments to KESDP participants. Deferred balances will generally be paid upon retirement or termination.

Defined Benefit Plans

The Company sponsors a defined benefit plan for eligible employees of its United Kingdom subsidiary that perform services on a specific contract.

In September 2006, the FASB issued SFAS No. 158 "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans (an amendment of FASB Statements No. 87, 88, 106 and 132(R))." The Company adopted SFAS No. 158 on January 31, 2007 and the effects of adopting the provisions of SFAS No. 158 on the Company's balance sheet are presented in the following table.

	Before Application of SFAS No. 158	Effect of Adopting SFAS No. 158	As Reported at January 31, 2007
		(in millions)	
Deferred income taxes	$ 73	$ 5	$ 78
Accrued pension liabilities (other long-term liabilities)	9	15	24
Total liabilities	2,951	15	2,966
Accumulated other comprehensive loss	(17)	(10)	(27)
Total stockholders' equity	1,546	(10)	1,536

The following tables set forth the funded status and amounts recognized in the consolidated balance sheets for the Company's foreign defined benefit pension plan for certain employees in the United Kingdom. The plan has a January 31 measurement date.

	Year Ended January 31	
	2007	2006
	(in millions)	
Change in benefit obligation:		
Benefit obligation at beginning of year	$113	$ 95
Service cost	5	3
Interest cost	6	5
Plan participants' contributions	1	1
Actuarial (gain) loss	(14)	16
Benefits paid	(1)	(1)
Foreign currency translation	11	(6)
Benefit obligation at end of year	$121	$113

	Year Ended January 31	
	2007	2006
	(in millions)	
Change in plan assets:		
Fair value of plan assets at beginning of year	$ 75	$ 63
Actual return on plan assets	7	13
Company contributions	6	3
Plan participants' contributions	1	1
Benefits paid	(1)	(1)
Foreign currency translation	9	(4)
Fair value of plan assets at end of year	$ 97	$ 75

	As of January 31	
	2007	2006
	(in millions)	
Funded status at end of year	$(24)	$(38)
Unrecognized net actuarial loss		42
Net prepaid benefit cost		$ 4
Amounts recognized in the consolidated balance sheets consist of:		
Accrued pension liability (noncurrent liabilities)	$(24)	
Accrued benefit cost		$(24)
Accumulated other comprehensive loss (pretax)		28
Net prepaid benefit cost		$ 4
Amounts recognized in accumulated other comprehensive loss consist of:		
Net actuarial loss (pretax)	$ 27	

The accumulated benefit obligation for the defined benefit pension plan was $106 million and $100 million at January 31, 2007 and 2006, respectively. As a result of changes in the unfunded accumulated benefit obligation, a minimum pension liability reduction of $11 million and increases of $3 million and $3 million, all net of tax, were included in other comprehensive income in fiscal 2007, 2006 and 2005, respectively.

Amounts for the defined benefit pension plan with an accumulated benefit obligation in excess of plan assets were as follows:

	January 31	
	2007	2006
	(in millions)	
Projected benefit obligation	$121	$113
Accumulated benefit obligation	106	100
Fair value of plan assets	97	75

The components of the Company's net periodic benefit cost for this plan were as follows:

	Year Ended January 31		
	2007	2006	2005
	(in millions)		
Service cost	$ 5	$ 3	$ 3
Interest cost	6	5	4
Expected return on plan assets	(6)	(5)	(4)
Amortization of actuarial loss	2	2	1
	$ 7	$ 5	$ 4

The net actuarial loss included in accumulated other comprehensive loss and expected to be recognized in net periodic benefit cost during fiscal 2008 is $1 million.

Actuarial Assumptions

The weighted-average assumptions used in determining the benefit obligations and the net periodic benefit cost of pension were as follows:

	January 31	
	2007	2006
Assumptions used to determine benefit obligations at the plan's measurement date:		
Discount rate	5.3%	4.7%
Rate of compensation increase	3.9	3.6

	Year Ended January 31		
	2007	2006	2005
Assumptions used to determine net periodic benefit cost:			
Discount rate	4.7%	5.3%	5.5%
Expected return on plan assets	7.3	7.6	8.0
Rate of compensation increase	3.6	3.6	3.5

The long-term rate of return assumption represents the expected average earnings on funds invested or to be invested by the plan. This return is determined in consultation with investment advisors and is based on a variety of factors including long-term historical market returns for the various asset classes in the plans and review of peer data. A weighting of these asset class returns, based on the anticipated long-term allocation of the asset classes in the plans, is performed to determine an overall average expected long-term rate of return.

Plan Assets

As of the measurement date, pension plan assets were allocated as follows:

	January 31	
	2007	2006
International equity securities	70%	71%
Debt securities	22	21
Real estate and cash	8	8
	100%	100%

The Company's overall investment strategy for all pension plan assets is to utilize a total return investment approach whereby a mix of equity securities, fixed income, real estate and cash investments are used to maximize the long-term return of plan assets for a prudent level of risk. Risk tolerance is established through consideration of plan demographics, plan liabilities, plan funded status and overall corporate financial condition. The investment portfolio contains a diversified blend of international equity securities, fixed income securities, and real estate investments. Target asset allocation as prescribed by the investment strategy is substantially similar to actual allocation at measurement date.

Cash Flows

During fiscal 2008, the Company expects to contribute approximately $8 million to the defined benefit pension plan. Estimated annual benefit payments, which reflect expected future service, as appropriate, are expected to be $1 million for each of the years in fiscal 2008 to 2010 and $2 million for each of the years in fiscal 2011 to 2012. Total estimated benefit payments for fiscal 2013 through 2017 are expected to be $17 million.

Other

The Company also makes contributions to a defined benefit pension plan for employees working on one U.S. Government contract. As part of the contractual agreement, the customer reimburses the Company for contributions made to the plan that are allowable under government contract cost accounting requirements. If the Company were to cease to be the contractor as a result of a recompetition process, this defined benefit pension plan and related plan assets and liabilities would transfer to the new contractor. If the contract expires or is terminated with no transfer of the plan to a successor contractor, any amount by which plan liabilities exceed plan assets, as of that date, will be reimbursed by the government customer. Accordingly, the amounts associated with this plan are not included in the defined benefit plan disclosures above.

In addition, certain employees at AMSEC LLC, a consolidated joint venture, continue to participate in a defined benefit pension and a retiree medical and life insurance plan sponsored by the other joint venture participant. AMSEC LLC recorded expense of $1 million in fiscal 2007, 2006 and 2005 for payments made to the other joint venture partner for the cost of the benefits these plans provide.

Note 11—Stock-Based Compensation:

At January 31, 2007, the Company had stock-based compensation awards outstanding under the following plans: the 2006 Equity Incentive Plan, the 1999 Stock Incentive Plan (SIP), the 1984 Bonus Compensation Plan (BCP), the Management Stock Compensation Plan, the Stock Compensation Plan and the 2006 Employee Stock Purchase Plan (ESPP).

On September 27, 2006, the stockholders of Science Applications International Corporation approved the 2006 Equity Incentive Plan of SAIC, Inc. After the effective date, which was the date of the reorganization merger, stock awards will be issued under the 2006 Equity Incentive Plan and no additional stock awards will be issued under the SIP or BCP. The 2006 Equity Incentive Plan provides the Company's and its affiliates' employees, directors and consultants the opportunity to receive stock options, stock appreciation rights, vested stock awards, restricted stock awards, restricted stock units, deferred stock awards, phantom stock awards, cash awards, performance awards, and other similar types of stock awards. The 2006 Equity Incentive Plan provides that in the event of the Company's merger with or into another corporation, a sale of substantially all of its assets or another change of control transaction as determined by the plan administrator, the successor entity may assume or substitute all outstanding awards. If the successor entity does not assume or substitute all outstanding awards, the vesting of all awards will accelerate and any repurchase rights on awards will terminate. If a successor entity assumes or substitutes all awards and a participant is involuntarily terminated by the successor entity for any reason other than death, disability or cause within 18 months following the change of control, all outstanding awards of the terminated participant will immediately vest and be exercisable for a period of six months following termination. In the event of a change of control, the vesting of all awards held by non-employee directors of the Company will accelerate. Awards under the BCP become fully vested upon the occurrence of a change in control of the Company as defined by the plan unless otherwise provided in an award agreement. Stock awards granted under the plans generally vest or become exercisable 20%, 20%, 20%, and 40% after one, two, three and four years, respectively. The amounts expensed under these plans were $142 million, $118 million and $121 million in fiscal 2007, 2006 and 2005, respectively, including cash bonuses. As of January 31, 2007, 74 million shares of the Company's stock were reserved for issuance under the 2006 Equity Incentive Plan.

The Company has a Stock Compensation Plan and a Management Stock Compensation Plan, together referred to as the Stock Compensation Plans. The board of directors may at any time amend or terminate the Stock Compensation Plans. The Stock Compensation Plans provide for awards in share units to eligible employees. Benefits from these plans are payable in shares of the Company's stock that are held in a trust for the purpose of funding benefit payments to the plans' participants. The fair value of stock awards granted under the Stock Compensation Plans, which are vesting stock awards, is based on the fair value of the award on the date of grant. Compensation expense is measured at grant date and generally recognized over the vesting period of four or seven years depending upon the initial date of grant. For awards granted prior to January 1, 2006, participants' interests in these share units vest on a seven year schedule at the rate of one-third at the end of each of the fifth, sixth and seventh years following the date of the award. In 2006, the board of directors amended the vesting period for new awards granted under the Stock Compensation Plans. New awards granted on or after January 1, 2006 vest 100% after four years following the date of the award. Upon a change in control of the Company as defined by the plans, participant accounts will become fully vested and shares of Company stock held in the accounts will be immediately distributed. The amounts expensed under these plans were $2 million, $6 million and $7 million in fiscal 2007, 2006 and 2005, respectively. As a result of the reorganization merger discussed in Note 1, stock-based compensation expense for the Stock Compensation Plans was reduced by $5 million. The Stock Compensation Plans do not provide for a maximum number of shares available for future issuance.

ESPP. The Company has an employee stock purchase plan which allows eligible employees to purchase shares of the Company's stock at a discount of up to 15% of the fair market value on the date of purchase. As of January 31, 2007, 7 million shares were authorized and reserved for issuance under the ESPP.

Total stock-based compensation expense was as follows:

	Year Ended January 31		
	2007	2006	2005
	(in millions)		
Stock-based compensation expense:			
Stock options	$22	$—	$—
Vesting stock awards	29	38	34
Vested stock awards	2	1	1
15% ESPP discount	11	—	—
Total consolidated stock-based compensation expense	$64	$39	$35

These amounts do not include $54 million, $71 million and $88 million in vested stock issued during the years ended January 31, 2007, 2006 and 2005, respectively, as settlement of annual bonus accruals under the BCP and accrued retirement plan contributions. The Company did not issue any vested stock in fiscal 2008 as settlement of bonus amounts accrued under the 2006 Equity Incentive Plan in fiscal 2007. In addition, during fiscal 2007 the Company recognized $9 million of expense related to dividends paid on unvested shares of vesting stock expected to be forfeited in future periods which is not reflected in the table above.

As a result of the adoption of SFAS No. 123(R), the Company's financial results were lower in fiscal 2007 than under the Company's previous accounting method for share-based compensation by the following amounts:

	Year Ended January 31, 2007
	(in millions, except per share amount)
Income from continuing operations before income taxes	$ 33
Income from continuing operations	24
Net income	24
Basic and diluted earnings per share	$0.07

The tax benefits related to stock-based compensation were as follows:

	Year Ended January 31		
	2007	2006	2005
	(in millions)		
Tax benefits recognized from stock-based compensation	$21	$15	$14
Tax benefits realized from exercise of stock options	35	47	58

The tax benefits realized from stock awards of $32 million were recorded as additional paid-in capital and shown as cash flows from operations in the accompanying statements of cash flows for the tax benefits related to awards granted prior to September 1, 2005 as the tax benefits were realized prior to the reorganization merger. Excess tax benefits realized from stock awards after the reorganization merger of $9 million are presented as cash inflows from financing activities as all outstanding stock awards accounted for in accordance with APB Opinion No. 25 were modified as a result of the reorganization merger requiring those stock awards to be accounted for in accordance with SFAS No. 123(R).

Stock Options. Options may be granted with exercise prices no less than 85% of fair value of the Company's common stock on the date of grant and for terms not greater than ten years. All of the options outstanding at January 31, 2007 were granted with vesting periods of four years and terms of five years. Options granted under the 2006 Equity Incentive Plan were granted with exercise prices equal to fair market value, which the 2006 Equity Incentive Plan defines with reference to the closing price of the Company's common stock on the NYSE on the date prior to the relevant date. Options granted under the SIP were granted with exercise prices equal to the fair value of Science Applications International Corporation's Class A common stock on the date of grant.

The fair value of the Company's stock option awards is estimated on the date of grant using the Black-Scholes option-pricing model. The expected term of awards granted is derived utilizing the "simplified" method presented in SEC Staff Accounting Bulletin No. 107 "Share-Based Payment." As the Company's common stock was not publicly-traded until October 13, 2006 as described in Note 1, the Company estimates expected volatility based on a weighted average historical volatility of a group of publicly-traded, peer companies for a period consistent with the expected option term. The risk-free interest rate is based on the yield curve of a zero-coupon U.S. Treasury bond with a maturity equal to the expected term of the option on the grant date. The Company uses historical data to estimate forfeitures. The Company uses the market price of its common stock for purposes of determining the fair value of stock options granted.

The fair value of options granted during the year ended January 31, 2007 was determined using the following weighted average assumptions:

	Year Ended January 31, 2007
Expected term (in years)	3.9
Expected volatility	33.4%
Risk-free interest rate	4.7%
Dividend yield	0%

Stock option activity under the plans for the three years ended January 31, 2007 was as follows:

	Shares of stock under options	Weighted average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value
	(in millions)		(in years)	(in millions)
Outstanding at February 1, 2004	84.3	$14.25	2.5	$338
Options granted	14.5	18.34		
Options forfeited or expired	(4.8)	15.19		
Options exercised	(20.3)	11.60		144
Outstanding at January 31, 2005	73.7	15.72	2.4	335
Options granted	13.0	20.55		
Options forfeited or expired	(12.6)	16.00		
Options exercised	(19.0)	14.74		118
Outstanding at January 31, 2006	55.1	17.13	2.5	266
Options granted	9.8	21.99		
Options forfeited or expired	(5.5)	15.41		
Options exercised	(12.5)	14.17		90
Special dividend adjustment	26.4	(6.07)		
Outstanding at January 31, 2007	73.3	12.23	2.3	463
Vested and expected to vest in the future as of January 31, 2007	68.4	12.10	2.2	441
Available for grant under the 2006 Equity Incentive Plan at January 31, 2007	74.4			

During the year ended January 31, 2007, the stock options outstanding as of the special dividend record date were adjusted to maintain their pre-dividend fair value as required by the terms of the SIP. This resulted in an increase in the number of options outstanding and a reduction in the exercise price of each option outstanding. Stock-based compensation was not affected by this adjustment as the fair value of these options was the same before and after the modification. During the year ended January 31, 2007, the Company received cash from exercises of stock options of $33 million and stock exchanged at fair value upon exercise of stock options of $143 million. The weighted average grant-date fair value of stock options granted during the year ended January 31, 2007 using the Black-Scholes valuation model was $4.84, adjusted for the additional options issued as a result of the special dividend adjustment.

A summary of the options outstanding as of January 31, 2007 was as follows:

Range of exercise prices	Options outstanding	Weighted average exercise price	Weighted average remaining contractual term	Options exercisable	Weighted average exercise price	Weighted average remaining contractual term
	(in millions)		(in years)	(in millions)		(in years)
$9.44 to $9.67	16.2	$ 9.55	1.1	9.9	$ 9.55	1.1
$10.17 to $10.98	11.3	10.81	0.6	9.7	10.87	0.5
$11.02 to $12.71	15.0	12.18	2.1	5.9	12.11	2.0
$13.52 to $13.93	13.6	13.53	3.2	2.5	13.53	3.2
$14.09 to $18.70	17.2	14.70	4.1	0.7	14.41	3.7
	73.3			28.7		

The aggregate intrinsic value for options exercisable at January 31, 2007 was $217 million.

As of January 31, 2007, there was $46 million of unrecognized compensation cost, net of estimated forfeitures, related to stock options granted under the 2006 Equity Incentive Plan and the SIP, which is expected to be recognized over a weighted-average period of 3.0 years. Compensation expense is measured at the grant date and generally recorded over the vesting period of four years.

Stock Awards. The fair value of the Company's stock awards granted under the 2006 Equity Incentive Plan was determined based on the fair value of the Company's common stock on the date of grant, which the 2006 Equity Incentive Plan defines with reference to the closing price of the Company's common stock on the NYSE on the date prior to the relevant date. Stock awards granted under the BCP were determined based on the fair value of the Science Applications International Corporation's Class A common stock on the grant date. Compensation expense is measured at the grant date and generally recognized over the vesting period of four years.

Vesting stock award activity under the 2006 Equity Incentive Plan and BCP for the year ended January 31, 2007 was as follows:

	Shares of stock under stock awards	Weighted average grant-date fair value
	(in millions)	
Unvested at February 1, 2006	4.8	$18.11
Awards granted	2.5	21.62
Awards forfeited	(0.5)	18.92
Awards vested	(1.5)	17.40
Unvested at January 31, 2007	5.3	

As of January 31, 2007, there was $59 million of unrecognized compensation cost, net of estimated forfeitures, related to vesting stock awards granted under the 2006 Equity Incentive Plan and BCP which is expected to be recognized over a weighted average period of 2.5 years. The fair value of vesting stock awards that vested under the 2006 Equity Incentive Plan and BCP during the year ended January 31, 2007 was $33 million.

Stock Compensation Plans. Vesting stock award activity under the Stock Compensation Plans for the year ended January 31, 2007 was as follows:

	Shares of stock under stock awards	Weighted average grant-date fair value
	(in millions)	
Unvested at February 1, 2006	2.8	$15.50
Awards granted	0.4	21.96
Awards forfeited	(0.3)	16.31
Awards vested	(0.5)	13.30
Unvested at January 31, 2007	2.4	

As of January 31, 2007, there was $17 million of unrecognized compensation cost, net of estimated forfeitures, related to vesting stock awards granted under the Stock Compensation Plans which is expected to be recognized over a weighted average period of 3.4 years. The fair value of vesting stock awards that vested under the Stock Compensation Plans during the year ended January 31, 2007 was $12 million.

Note 12—Other Income (Expense), Net:

The components of other income (expense), net were as follows:

	Year Ended January 31		
	2007	2006	2005
	(in millions)		
Impairment losses on investments	$(1)	$(6)	$(20)
Gross realized gains on sale of marketable securities	—	1	2
Gross realized losses on sale of marketable securities	—	(9)	(4)
Net gain (loss) on sale of other investments	1	(1)	6
Equity interest in earnings (losses) and impairment losses of unconsolidated affiliates	2	5	(15)
Other	3	2	3
Total other income (expense), net	$ 5	$(8)	$(28)

The impairment losses in fiscal 2007, 2006 and 2005 were due to declines in fair value of the Company's private equity securities that were deemed to be other-than-temporary. The carrying value of the Company's cost and equity method investments as of January 31, 2007 was $56 million (Note 4).

The gross realized losses on the sale of marketable securities in fiscal 2006 were primarily due to the liquidation of fixed rate securities prior to their stated maturity date. The market value of the securities had been negatively impacted by rising interest rates.

Note 13—Income Taxes:

Income from continuing operations before income taxes included the following:

	Year Ended January 31		
	2007	2006	2005
	(in millions)		
United States	$569	$463	$382
Foreign	34	15	17
	$603	$478	$399

The provision for income taxes related to continuing operations included the following:

	Year Ended January 31		
	2007	2006	2005
	(in millions)		
Current:			
Federal	$217	$167	$ 82
State	34	(9)	(18)
Foreign	10	10	8
Deferred:			
Federal	(21)	(21)	54
State	(5)	(9)	4
Foreign	(1)	(1)	—
	$234	$137	$130

Deferred income taxes are provided for differences in the basis of assets and liabilities for financial reporting purposes and tax reporting purposes. Deferred tax assets (liabilities) are comprised of the following:

	January 31	
	2007	2006
	(in millions)	
Accrued vacation pay	$ 57	$ 52
Investments	31	25
Deferred compensation	32	29
Vesting stock bonuses	9	18
State taxes	3	4
Employee benefit contributions	10	—
Depreciation and amortization	3	—
Total deferred tax assets	145	128
Employee benefit contributions	—	(7)
Deferred revenue	(38)	(38)
Depreciation and amortization	—	(1)
Other	(26)	(22)
Total deferred tax liabilities	(64)	(68)
Net deferred tax assets, before valuation allowance	81	60
Valuation allowance	(3)	(3)
Net deferred tax assets	$ 78	$ 57

A reconciliation of the provision for income taxes to the amount computed by applying the statutory federal income tax rate (35%) to income from continuing operations before income taxes follows:

	Year Ended January 31		
	2007	2006	2005
		(in millions)	
Amount computed at statutory rate	$ 211	$ 167	$ 140
State income taxes, net of federal tax benefit	19	20	9
Change in accruals for tax contingencies	(6)	(50)	(19)
Employee stock purchase plan	4	—	—
Non-deductible items	6	4	1
Non-taxable interest income	—	(4)	(1)
	$ 234	$ 137	$ 130
Effective income tax rate	38.8%	28.7%	32.6%

The increase in the effective tax rate for fiscal 2007 when compared to fiscal 2006 was primarily attributable to the prior year reversal of $50 million in tax accruals as a result of favorable settlements of federal and state audits for amounts different than the recorded accruals for tax contingencies, as well as the expiration of statutes on open tax years in fiscal 2006. The Internal Revenue Service (IRS) has completed audits through fiscal 2004.

Income taxes paid in fiscal 2007, 2006 and 2005 were $195 million, $590 million and $34 million, respectively, and in fiscal 2006, included income tax payments of approximately $14 million in fiscal 2007 related to the sale of ANX and approximately $280 million in fiscal 2006 related to the sale of Telcordia (Note 18).

At January 31, 2007, the Company had approximately $27 million of federal net operating loss (NOL) carryforwards. The Company anticipates that it will fully utilize the NOL carryforwards before they expire. The NOL carryforwards begin to expire in fiscal 2008.

The Company is subject to routine compliance reviews by the IRS, which is currently auditing fiscal 2005 and 2006, and other taxing jurisdictions on various tax matters, including challenges to various positions the Company has taken. The Company has recorded liabilities for tax contingencies for open tax years based upon its best estimate of the taxes ultimately to be paid. As of January 31, 2007, income taxes payable included $54 million for tax contingencies of which $17 million relates to continuing operations. The accruals for tax contingencies have decreased from $113 million at January 31, 2006 as a result of the resolution of certain tax contingencies with the taxing authorities for fiscal years 2002 to 2004, including $7 million that was recognized as an income tax benefit during the year ended January 31, 2007. While the Company believes it has adequate accruals for tax contingencies, there is no assurance that the tax authorities will not assert that the Company owes taxes in excess of its accruals or that there will not be accruals in excess of the final settlement amounts agreed to by the tax authorities.

Note 14—Comprehensive Income and Accumulated Other Comprehensive Loss:

Comprehensive income consists of net income and other comprehensive income (loss). Other comprehensive income (loss) represents certain components of revenues, expenses, gains and losses that are included in comprehensive income but are excluded from net income. These amounts are recorded directly as an adjustment to stockholders' equity, net of tax, and were as follows:

	Year Ended January 31		
	2007	2006	2005
	(in millions)		
Other comprehensive income (loss):			
Foreign currency translation adjustments	$ 4	$(2)	$ 2
Deferred taxes	(2)	1	—
Net foreign currency translation adjustments	2	(1)	2
Unrealized loss on marketable securities	—	(3)	(10)
Reclassification of net realized loss	—	8	2
Deferred taxes	—	(1)	2
Net unrealized gain (loss) on marketable securities	—	4	(6)
Reclassification of net realized loss on derivative instruments	3	3	4
Deferred taxes	(1)	(1)	(1)
Net unrealized gain on derivatives	2	2	3
Minimum pension liability adjustments, net of tax	11	(1)	(5)
	$15	$ 4	$ (6)

As a result of the Company's adoption of SFAS No. 158 "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans (an amendment of FASB Statements No. 87, 88, 106 and 132(R))" on January 31, 2007, the Company's pension liability increased by $15 million and accumulated comprehensive loss, net of tax, increased by $10 million.

The components of accumulated other comprehensive loss were as follows:

	January 31	
	2007	2006
	(in millions)	
Foreign currency translation adjustments	$ 1	$ (1)
Unrealized net loss on derivative instruments	(9)	(11)
Net loss on defined benefit plan	(19)	(20)
	$(27)	$(32)

As of January 31, 2007, $2 million of the unrealized net loss on derivative instruments is expected to be recognized as expense within the next 12 months.

Note 15—Leases:

The Company occupies most of its facilities under operating leases. Most of the leases require the Company to pay maintenance and operating expenses such as taxes, insurance and utilities and also contain renewal options extending the leases from one to 20 years. Certain of the leases contain purchase options and provisions for periodic rate escalations to reflect cost-of-living increases. Certain equipment, primarily computer-related, is leased under short-term or cancelable operating leases. Rental expense for facilities and equipment was $133 million, $126 million and $109 million in fiscal 2007, 2006 and 2005, respectively, which is net of sublease income of $8 million, $7 million and $6 million in fiscal 2007, 2006 and 2005, respectively.

In fiscal 2004, the Company was awarded a contract with the Greek Government (Note 19) that requires the Company to lease certain equipment under an operating lease from a subcontractor for ten years. The lease term commences as soon as the development and integration of the system under contract is completed and accepted by the customer. The terms of the customer contract and lease agreement provide that if the customer defaults on its payments to the Company to cover the future lease payments, then the Company is not required to make the lease payments to the subcontractor. Consequently, the maximum contingent lease liability of $100 million at January 31, 2007 is not reflected in the future minimum lease commitments table below and such amount has not been recorded in the consolidated financial statements.

Minimum lease commitments, primarily for facilities under non-cancelable operating leases in effect at January 31, 2007 are as follows:

Year Ending January 31	Operating lease commitment	Sublease income
	(in millions)	
2008	$110	$ 8
2009	83	6
2010	53	4
2011	27	1
2012	17	—
2013 and thereafter	38	—
	$328	$19

As of January 31, 2007, the Company had capital lease obligations of $11 million that are payable over the next six years.

Note 16— Supplementary Income Statement and Cash Flow Information:

Depreciation and amortization expense for property, plant and equipment and assets acquired under capital leases was $46 million, $40 million and $36 million in fiscal 2007, 2006 and 2005, respectively.

Internal research and development costs of $34 million, $27 million and $25 million in fiscal 2007, 2006 and 2005, respectively, were included in selling, general and administrative expenses.

Interest paid amounted to $85 million, $81 million and $87 million in fiscal 2007, 2006 and 2005, respectively.

Note 17—Business Segment Information:

The Company defines its reportable segments using the management approach, which is based on the way the chief operating decision maker (CODM) manages the operations within the Company for the allocation of resources, decision making and performance assessment.

Using the management approach, the Company has three reportable segments: Government, Commercial, and Corporate and Other. The Company's operating business units are aggregated into the Government or Commercial segments, depending on the nature of the customers, the contractual requirements and the regulatory environment governing the business unit's services. The Corporate and Other segment includes the operations of the Company's internal real estate management subsidiary, Campus Point Realty Corporation, various corporate activities, the elimination of intersegment revenues and costs and certain corporate expense items not billable to the Company's Government customers referred to as unallowable expenses. In addition, in certain circumstances, for management purposes as determined by the CODM, certain revenue and expense items related to operating business units are excluded from the evaluation of a business unit's operating performance and are reflected in the Corporate and Other segment.

Business units in the Government segment provide technical services and products through contractual arrangements as either a prime contractor or subcontractor to other contractors, primarily for departments and agencies of the U.S. Government. Operations in the Government segment are subject to specific regulatory accounting and contracting guidelines such as CAS and Federal Acquisition Regulations. Business units in the Commercial segment provide technical services and products primarily to customers in commercial markets and their operations are generally not subject to specific regulatory accounting or contracting guidelines.

Prior to the initial public offering, the Company measured operating performance based on segment operating income which was defined as operating income before income taxes less losses on impaired intangible assets and goodwill, less gains or losses on sales of business units, subsidiary stock and similar items, plus equity in the income or loss of unconsolidated affiliates, and minority interest in income or loss of consolidated subsidiaries. Following the initial public offering, the Company converted its measure of operating performance from segment operating income as defined to operating income. The differences between the former measure (segment operating income) and operating income were not material for the periods presented. The accounting policies of the reportable segments are the same as described in Note 1. Certain corporate expenses are reflected in operating income based on agreed-upon allocations to the segments or as required by CAS. Elimination of intersegment revenues of $3 million and $45 million for the years ended January 31, 2006 and 2005, respectively, are also reflected in the Corporate and Other segment and were recorded at cost. There was no intersegment revenue for the year ended January 31, 2007. Asset information by segment is not a key measure of performance used by the CODM. The Company also monitors capital expenditures by the business units. Interest income, interest expense and provision for income taxes, as reported in the consolidated financial statements, are not part of operating income and are primarily recorded at the corporate level.

During the year ended January 31, 2007, certain work previously performed by the Company's Government segment was reassigned to the Commercial segment and amounts related to the deferral of revenues and costs for work performed on contracts prior to contract execution, referred to as pre-contract costs, were reassigned to the Government segment, instead of being reflected in the Corporate and Other segment as historically presented, to more appropriately present revenues within the segment in which they are earned. Prior year amounts appearing in the tables that follow have been reclassified to conform to current year presentation.

The following tables summarize business segment information:

	Year Ended January 31		
	2007	2006	2005
		(in millions)	
Revenues:			
Government	$7,708	$7,232	$6,688
Commercial	586	546	529
Corporate and Other	—	(3)	(45)
Total reportable segment revenues	$8,294	$7,775	$7,172
Operating income (loss):			
Government	$ 572	$ 479	$ 467
Commercial	56	37	39
Corporate and Other	(43)	(26)	(23)
Total reportable operating income	$ 585	$ 490	$ 483
Capital expenditures:			
Government	$ 44	$ 35	$ 36
Commercial	1	5	3
Corporate and Other	29	14	3
Total reportable segment and consolidated capital expenditures	$ 74	$ 54	$ 42
Depreciation and amortization:			
Government	$ 59	$ 55	$ 40
Commercial	4	4	6
Corporate and Other	9	10	10
Total reportable segment and consolidated depreciation and amortization	$ 72	$ 69	$ 56

The following tables summarize revenues and long-lived assets, which include property, plant and equipment, intangible assets, goodwill, deferred income taxes and other assets, by geographic location of the entity that is performing the services:

	Year Ended January 31		
	2007	2006	2005
		(in millions)	
Revenues:			
United States	$8,054	$7,547	$6,965
United Kingdom	178	169	161
Canada and all other international countries	62	59	46
Total consolidated revenues	$8,294	$7,775	$7,172

	January 31	
	2007	2006
	(in millions)	
Long-lived assets:		
United States	$1,554	$1,197
United Kingdom	30	27
Canada and all other international countries	29	28
Total consolidated long-lived assets	$1,613	$1,252

In fiscal 2007, 2006 and 2005, 88%, 89% and 86%, respectively, of the Company's consolidated revenues were attributable to prime contracts with the U.S. Government or to subcontracts with other contractors engaged in work for the U.S. Government and are reflected in the Government segment revenues. As a percentage of consolidated revenues, customers comprising 10% or more of consolidated revenues were as follows:

	Year Ended January 31		
	2007	2006	2005
U.S. Army	17%	16%	13%
U.S. Navy	14	14	13
U.S. Air Force	9	10	11

Note 18—Discontinued Operations:

The operating results of ANX and Telcordia have been classified as discontinued operations for all periods presented. The operating results prior to sale were as follows:

	Year Ended January 31		
	2007	2006	2005
	(in millions)		
Revenues	$13	$106	$889
Costs and expenses			
Cost of revenues	5	64	495
Selling, general and administrative expenses, including depreciation and amortization of $1 million and $30 million in fiscal 2006 and 2005, respectively	3	31	239
Other expense, net	—	1	2
Income before income taxes	$ 5	$ 10	$153

ANX

On October 27, 2006, the Company completed the sale of ANX, a majority-owned subsidiary. The initial proceeds of $27 million are subject to a working capital adjustment and other adjustments as agreed upon between the purchaser and the Company. The Company recorded a gain on sale before income taxes of $19 million during the year ended January 31, 2007.

Telcordia

On March 15, 2005, the Company completed the sale of Telcordia for $1.35 billion. The sales price continues to be subject to adjustment for the settlement of certain litigation and tax contingencies as described below. The Company recorded a gain on sale before income taxes of $871 million during the year ended January 31, 2006. An income tax benefit of $13 million was recorded during the year ended January 31, 2007, which reflected a favorable resolution of certain tax contingencies related to Telcordia operations prior to the sale.

The Company is entitled to receive additional amounts as contingent sales price, including all of the net proceeds from any judgment or settlement of the litigation Telcordia initiated against Telkom South Africa and 50% of the net proceeds Telcordia receives in connection with the prosecution of certain patent rights of Telcordia as described in Note 19. In addition to customary indemnifications to the buyer, the Company has indemnified the buyer for all income tax obligations on and through the date of close. While the Company believes it has adequate accruals for these contingencies, the ultimate resolution of these matters could differ from the amounts accrued. The impact of these future contingent payments or contingent purchase price proceeds as well as changes in estimates for these items, if any, will be reflected as discontinued operations in the period in which they arise.

Note 19—Commitments and Contingencies:

Letters of Credit and Surety Bonds

The Company has outstanding letters of credit aggregating to $286 million at January 31, 2007, principally related to guarantees on contracts with domestic commercial and foreign government customers. Of the total outstanding letters of credit, $249 million was related to the firm-fixed-price contract with the Greek government described below, $95 million of which was issued under the Company's five year revolving credit facility (Note 7). The Company also has outstanding surety bonds aggregating to $49 million, principally related to performance and payment type bonds.

Telkom South Africa

The Company's former Telcordia subsidiary instituted arbitration proceedings before the International Chamber of Commerce (ICC), against Telkom South Africa in March 2001 as a result of a contract dispute. Telcordia seeks to recover damages for breach of contract, plus interest at a rate of 15.5%. Telkom South Africa counterclaimed, seeking substantial damages from Telcordia, including repayment of approximately $97 million previously paid to Telcordia under the contract and the excess costs of procuring a replacement system, estimated by Telkom South Africa to be $234 million. On September 27, 2002, Telcordia prevailed in the initial phase of the arbitration. The arbitrator found that Telkom South Africa repudiated the contract and dismissed Telkom South Africa's counterclaims against Telcordia. The damages to be recovered by Telcordia will be determined in a second phase of the arbitration.

Pursuant to the definitive stock purchase agreement for the sale of Telcordia, the Company is entitled to receive all of the net proceeds from any judgment or settlement with Telkom South Africa, and, if this dispute is settled or decided adversely against Telcordia, the Company is obligated to indemnify the buyer of Telcordia against any loss that may result from such an outcome.

Although Telkom South Africa successfully challenged the arbitrator's partial award in Telcordia's favor in the South African trial court, Telcordia prevailed on its appeal to the South African Supreme Court. In its November 2006 decision, the South African Supreme Court set aside the trial court decision, thereby reinstating the original arbitration decision of September 27, 2002. The South African Supreme Court also awarded Telcordia its attorney fees in the South Africa trial court and Supreme Court proceedings. Telkom South Africa filed an application for leave to appeal with the Constitutional Court of South Africa, which was denied.

The second phase of the arbitration to determine the damages to be recovered by Telcordia has now commenced. Telcordia submitted its statement of claim and related document production on March 30, 2007, which seeks damages in excess of $200 million plus interest and legal fees and costs. Under the schedule established by the arbitrator, Telkom South Africa is required to submit its statement of defense and document production by April 27, 2007. The arbitration hearing to establish Telcordia's damages is scheduled to commence in September 2007.

In a separate proceeding, Telcordia unsuccessfully attempted to have its partial arbitration award confirmed by the U.S. District Court (New Jersey), which held (i) that the court did not have personal jurisdiction over

Telkom South Africa, and (ii) that issue preclusion resulting from a prior D.C. Circuit Court of Appeals ruling prevented the court from considering Telcordia's petition to confirm the arbitration award. Telcordia appealed the ruling of the United States District Court to the U.S. Court of Appeals for the Third Circuit which reversed the District Court on both issues and indicated that Telcordia could refile the petition after the South African Supreme Court had issued its decision. Telkom South Africa filed a motion to seek U.S. Supreme Court review of the Court of Appeal's decision, which was denied.

Due to the complex nature of the legal and factual issues involved in the dispute and the uncertainty of litigation in general, the damages that Telcordia will ultimately be awarded in the second phase of arbitration, and therefore the amounts the Company will be entitled to receive, net of applicable taxes, are not presently determinable. The Company does not have any assets or liabilities recorded related to this contract and the related legal proceedings as of January 31, 2007 and 2006.

Firm-Fixed-Price Contract with the Greek Government

Original Contract. In May 2003, the Company entered into a euro-denominated firm-fixed-price contract (the Greek contract) with the Hellenic Republic of Greece (the Customer) to provide a C4I (Command, Control, Communications, Coordination and Integration) System (the System), to support the 2004 Athens Summer Olympic Games (the Olympics), and to serve as the security system for the Customer's public order departments following completion of the Olympics. The System is comprised of 29 subsystems, organized into three major functional areas: the Command Decision Support System (CDSS), the Communication and Information System and the Command Center Systems. Under the Greek contract, the System was to be completed, tested, and accepted by September 1, 2004, at a price of approximately $199 million. To date, the Company has received advance payments totaling approximately $147 million. The Greek contract also requires the Company to provide five years of System support and maintenance for approximately $13 million and ten years of TETRA radio network services for approximately $109 million. The Greek contract contains an unpriced option for an additional five years of TETRA network services.

Delivery of System, Testing and Negotiations. The Customer took delivery of the System for use and operation during the Olympics, and continues to use significant portions of the System. In November 2004, the Company delivered a revised version of the CDSS portion of the System to the Customer. Beginning in December 2004 and continuing through April 2005, the Customer performed subsystems acceptance testing on each of the subsystems comprising the System based on test procedures that had not been mutually agreed upon by the parties. The Customer identified numerous omissions and deviations in its test reports. The Company believes that certain of these omissions and deviations were valid, while others were not.

Modification of Contract. After extended negotiations, on March 29, 2007, the parties executed a modification to the Greek contract which establishes specific requirements, contract terms, and a payment schedule under which the various systems can be completed and provides for, among other things, the following:

- acceptance of 20 of the 29 subsystems within 70 days of the execution of the modification
- payment of $33 million within 30 days of the Company submitting an invoice for certain work already performed
- credit for past warranty, maintenance and TETRA services
- a revised test and acceptance process for the remaining subsystems being re-delivered during 2008
- provision of subsystem maintenance for a period of up to 5 years following subsystem acceptance

Until the acceptance of 20 of the 29 subsystems actually occurs, final determination of the appropriate price adjustments for omissions and deviations relating to those subsystems cannot be made; however, the modification limits the price reduction to a maximum of $10 million. As the modification to the Greek contract resolved the technical, contractual and financial disputes between the parties, the arbitration proceedings initiated by the Company on April 21, 2006 were dismissed.

Subcontracts. The Company subcontracted a significant portion of the requirements under the original Greek contract, including the lease of certain equipment and TETRA network services. In connection with the modification of the prime contract, the Company entered into a modification of the subcontract with its principal subcontractor that generally contains the same terms as the prime contract with respect to the subcontracted work. All of the remaining deliverables under the modified Greek contract will be performed by subcontractors.

Financial Status and Contingencies of the Greek Contract. The Company has recorded $123 million of losses under the Greek contract as of January 31, 2007. The Company recorded $2 million of losses relating to foreign currency translation in fiscal year 2007 and $83 million and $34 million of losses in fiscal 2006 and 2005, respectively. The $123 million loss reflected the Company's estimated total cost to complete the System under the original Greek contract and assumed the Greek contract value was limited to the cash received to date. Although the Company expects to receive payments in accordance with the terms of the modified Greek contract, the Company's accounting as of January 31, 2007 was based on cash received to date. Through January 31, 2007, the Company has recognized revenues of $120 million, which represents a portion of the $147 million of cash received to date based upon the percentage-of-completion method of revenue recognition.

The Greek contract modification resulted in significant changes to the terms and conditions and the deliverables under the Greek contract and clarifies the parties' responsibilities. If the Company completes the work and receives the payments as required under the modified Greek contract, the Company may recognize a reversal of a portion of the losses previously recognized. However, based on the complex nature of this contractual situation and the difficulties encountered to date, significant uncertainties exist and it is difficult to reliably estimate the ultimate outcome. Accordingly, the Company has not adjusted the previously recognized losses on this contract.

The Company has $15 million of accounts receivable relating to Value Added Taxes (VAT) that it has paid and believes it is entitled to recover either as a refund from the taxing authorities or as a payment under the Greek contract upon final billing. The Greek contract requires the Customer to pay amounts owed for VAT for the System delivered. Failure by the Customer to pay these amounts could result in an additional obligation payable by the Company to the Greek taxing authorities and could increase the Company's total losses on the Greek contract.

In accordance with the terms of the Greek contract, the Company is required to maintain certain payment, performance and offset bonds in favor of the Customer. These bonding requirements have been met through the issuance of standby letters of credit. Under the terms of these bonding arrangements, prior to the Greek contract modification, the Customer had the right to call all of the $196 million of letters of credit, consisting of advance payment letters of credit ($162 million) and good performance letters of credit ($34 million), outstanding by submitting a written statement to the guaranteeing bank that the Company has not fulfilled its obligations under the Greek contract. The letters of credit supporting the offset bonds ($53 million) may be called by the Customer submitting a written statement to the guaranteeing bank that the Company has not fulfilled its obligations under a separate offset contract requiring the Company, among other things, to use Greek subcontractors on the Greek contract. Based on the modified Greek contract, the Customer does not currently have the right to call any of these bonds and the amount of the advance payment letters of credit is required to be reduced by at least $117 million, which represents the final value of the 20 subsystems to be accepted within 70 days after March 29,

2007. If the standby letters of credit are called based on a future failure to fulfill the Company's obligations under the Greek contract, the Company may have the right to call some or all of the $104 million of bonds provided by its subcontractors in connection with their work under the Greek contract.

If the Company and its subcontractors are unable to perform the modified Greek contract, damages or claims by the Customer or subcontractors may be successfully asserted against the Company, the Company's bonds may be called, and the Customer may be able to recover additional contract costs required to fulfill the Company's obligations. This could have a material adverse affect on the Company's consolidated financial position, results of operations and cash flows.

INTESA Joint Venture

The Company held a 60% interest in Informática, Negocios y Tecnología, S.A., (INTESA), a Venezuelan joint venture the Company formed in fiscal 1997 with Venezuela's national oil company, PDVSA, to provide information technology services in Latin America. INTESA derived substantially all its revenues from an outsourcing services agreement with PDVSA. The services agreement expired on June 30, 2002 and INTESA subsequently ceased operations. The operations of INTESA were classified as discontinued operations as of January 31, 2003 and INTESA is currently insolvent.

INTESA is a defendant in a number of lawsuits brought by former employees seeking unpaid severance and pension benefits. PDVSA, SAIC and SAIC Bermuda, the Company's wholly-owned subsidiary and the entity that held the Company's interest in INTESA, were added as defendants in a number of these suits. Based on the procedural standing of these cases and the Company's understanding of applicable laws and facts, the Company believes that its exposure to any possible loss related to these employment claims is either remote or, if reasonably possible, immaterial.

DS&S Joint Venture

In March 2006, the Company sold its interest in DS&S, a joint venture in which the Company owned a 50% interest. As part of the sale, the Company agreed to indemnify the purchaser for certain legal costs and expenses, including those relating to an on-going government investigation involving DS&S and any litigation resulting from that investigation up to the sum of the sales price of $9 million plus the amount received by the Company in payment of a $1 million loan receivable owed by DS&S. As of January 31, 2007, the Company has deferred any gain on this sale pending resolution of the on-going investigation and any resulting litigation.

Other Joint Ventures

The Company is an investor in Danet Partnership GbR (Danet GbR), a German partnership, accounted for under the equity method. Danet GbR has an internal equity trading market similar to the limited market formerly maintained by Science Applications International Corporation. The Company is required to provide liquidity rights to the other Danet GbR investors in certain circumstances. These rights allow Danet GbR investors who are withdrawing from the partnership to put their Danet GbR shares to the Company in exchange for the current fair value of those shares. The Company does not currently record a liability for these put rights because their exercise is contingent upon the occurrence of future events which the Company cannot determine will occur with any certainty. During the year ended January 31, 2007, the Company paid less than $1 million to withdrawing Danet GbR investors who exercised their right to put their Danet GbR shares to the Company. The maximum potential obligation, assuming all the current Danet GbR investors were to put their Danet GbR shares to the Company, was $6 million as of January 31, 2007.

The Company has a guarantee that relates only to claims brought by the sole customer of another of its joint ventures, Bechtel SAIC Company, LLC, for specific contractual nonperformance of the joint venture. The Company also has a cross-indemnity agreement with the joint venture partner, pursuant to which it will only be ultimately responsible for the portion of any losses incurred under the guarantee equal to its ownership interest of 30%. Due to the nature of the guarantee, the Company is not able to project the maximum potential obligation it could be required to make under the guarantee as of January 31, 2007 but, based on current conditions, the Company believes the likelihood of having to make any payment is remote. No liability relating to this guarantee is currently recorded.

On September 15, 2004, the Company entered into an agreement with EG&G Technical Services, Inc. (EG&G) and Parsons Infrastructure & Technology Group, Inc. (Parsons) to form Research and Development Solutions, LLC (RDS), a Delaware limited liability company, that will pursue contracts offered by the Department of Energy's National Energy Technical Laboratory. The Company, EG&G and Parsons, each have a one-third equal joint venture interest. In conjunction with a contract award to RDS, each joint venture partner was required to sign a performance guarantee agreement with the U.S. Government. Under this agreement, the Company unconditionally guarantees all of RDS's obligations to the U.S. Government under the contract award, which has a total value of up to $217 million. The Company also has a cross-indemnity agreement with each of the other two joint venture partners to protect it from liabilities for any U.S. Government claims resulting from the actions of the other two joint venture partners and to limit the Company's liability to its share of the contract work. As of January 31, 2007, the fair value of the guarantee is not material.

Other

The Company is subject to investigations and reviews relating to compliance with various laws and regulations with respect to its role as a contractor to agencies and departments of the U.S. Government and in connection with performing services in countries outside of the United States. It is possible that such matters can lead to criminal, civil or administrative proceedings and the Company could be faced with fines, repayments or compensatory damages. Adverse findings could also have a material adverse effect on the Company because of its reliance on government contracts. Although the Company can give no assurance, based upon management's evaluation of current matters that are subject to U.S. Government investigations of which the Company is aware and based on management's current understanding of the facts, the Company does not believe that the outcome of any such matter would have a material adverse effect on its consolidated financial position, results of operations, cash flows or its ability to conduct business.

The Company is also involved in various claims and lawsuits arising in the normal conduct of its business, none of which, in the opinion of the Company's management, based upon current information, is expected to have a material adverse effect on its consolidated financial position, results of operations, cash flows or its ability to conduct business.

In the normal conduct of its business, the Company seeks to monetize its patent portfolio through licensing agreements. The Company has defended and will continue to defend its patent positions when it believes its patents have been infringed and is involved in such litigation from time to time. As described in Note 18, the Company sold its Telcordia subsidiary. Pursuant to the terms of the definitive stock purchase agreement, the Company will receive 50% of the net proceeds Telcordia receives in the future in connection with the prosecution of certain patent rights.

Note 20—Supplemental Guarantor Information:

In connection with the initial public offering as described in Note 1, Science Applications International Corporation completed a reorganization merger in which it became a wholly-owned operating subsidiary of SAIC, Inc. SAIC, Inc. (Parent) has fully and unconditionally guaranteed the obligations of Science Applications International Corporation (Subsidiary Issuer) under its revolving credit facility, $300 million 5.5% notes, $550 million 6.25% notes, $250 million 7.125% notes, and $100 million 6.75% notes.

The Parent maintains cash and investment balances and issues stock, including stock-based compensation awards, to employees of the Subsidiary Issuer. The Subsidiary Issuer is the operating subsidiary of the Parent.

As permitted by SEC rules, the following consolidating financial statements are provided as an alternative to filing separate financial statements of the Subsidiary Issuer. The consolidating financial statements should be read in conjunction with the consolidated financial statements of the Company and notes thereto of which this note is an integral part.

The following tables present consolidating financial information for the Parent and the Subsidiary Issuer on an equity method of accounting since October 16, 2006, the effective date of the reorganization merger. The consolidating statements of income for the years ended January 31, 2006 and 2005, the balance sheet as of January 31, 2006 and the statements of cash flows for the years ended January 31, 2006 and 2005 are not presented herein as such financial statements are those of Science Applications International Corporation, which was the sole guarantor of the debt described above during such years.

SAIC, Inc. and Subsidiaries
Consolidating Statements of Income

	Year Ended January 31, 2007			
	Parent	Subsidiary Issuer	Eliminations	Consolidated
	(in millions)			
Revenues	$ —	$8,294	$ —	$8,294
Costs and expenses:				
Cost of revenues	—	7,184	—	7,184
Selling, general and administrative expenses	—	525	—	525
Operating income	—	585	—	585
Non-operating income (expense):				
Interest income	18	101	(2)	117
Interest expense	—	(94)	2	(92)
Equity in net income of affiliates	100	—	(100)	—
Minority interest in income of consolidated subsidiaries	—	(12)	—	(12)
Other income, net	—	5	—	5
Income from continuing operations before income taxes	118	585	(100)	603
Provision for income taxes	7	227	—	234
Income from continuing operations	111	358	(100)	369
Discontinued operations:				
Income from discontinued operations before income taxes	—	24	—	24
Provision for income taxes	—	2	—	2
Income from discontinued operations	—	22	—	22
Net income	$111	$ 380	$(100)	$ 391

SAIC, Inc. and Subsidiaries
Consolidating Balance Sheets

	January 31, 2007			
	Parent	Subsidiary Issuer	Eliminations	Consolidated
	(in millions)			
ASSETS				
Current assets:				
Cash and cash equivalents	$ 922	$ 191	$ —	$1,113
Receivables, net	—	1,641	—	1,641
Inventory, prepaid expenses and other current assets	270	187	(266)	191
Total current assets	1,192	2,019	(266)	2,945
Property, plant and equipment, net	—	387	—	387
Intangible assets, net	—	109	—	109
Goodwill	—	951	—	951
Deferred income taxes	—	57	—	57
Other assets	373	109	(373)	109
	$1,565	$3,632	$(639)	$4,558
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities:				
Accounts payable and accrued liabilities	$ 2	$1,072	$ (32)	$1,042
Accrued payroll and employee benefits	—	519	—	519
Income taxes payable	—	73	—	73
Notes payable and long-term debt, current portion	—	263	(234)	29
Total current liabilities	2	1,927	(266)	1,663
Notes payable and long-term debt, net of current portion	—	1,199	—	1,199
Other long-term liabilities	—	104	—	104
Minority interest in consolidated subsidiaries	—	56	—	56
Total stockholders' equity	1,563	346	(373)	1,536
	$1,565	$3,632	$(639)	$4,558

SAIC, Inc. and Subsidiaries
Consolidating Statements of Cash Flows

	Year Ended January 31, 2007			
	Parent	Subsidiary Issuer	Eliminations	Consolidated
	(in millions)			
Cash flows provided by operations	$ 14	$ 690	$—	$ 704
Cash flows provided by investing activities	—	1,210	—	1,210
Cash flows provided by (used in) financing activities	908	(2,749)	—	(1,841)
Increase (decrease) in cash and cash equivalents from continuing operations	922	(849)	—	73
Cash flows provided by discontinued operations	—	30	—	30
Cash and cash equivalents at beginning of period	—	1,010	—	1,010
Cash and cash equivalents at end of period	$922	$ 191	$—	$ 1,113

Note 21—Selected Quarterly Financial Data (Unaudited):

Selected unaudited financial data for each quarter of the last two years is as follows:

	First Quarter(1)	Second Quarter(1)	Third Quarter(1)	Fourth Quarter(1)
	(in millions, except per share amounts)			
Fiscal 2007				
Revenues	$1,954	$2,051	$2,142	$2,147
Operating income	$ 142	$ 155	$ 144	$ 144
Income from continuing operations	$ 93	$ 101	$ 90	$ 85
Income (loss) from discontinued operations	$ 13	$ 2	$ 8	$ (1)
Net income	$ 106	$ 103	$ 98	$ 84
Basic earnings per share(2)	$ .32	$ .31	$ .29	$ .21
Diluted earnings per share(2)	$ .31	$ .30	$ .28	$ .20
Fiscal 2006				
Revenues	$1,842	$1,949	$2,024	$1,960
Operating income	$ 111	$ 142	$ 106	$ 131
Income from continuing operations	$ 54	$ 84	$ 71	$ 132
Income from discontinued operations	$ 531	$ 13	$ 20	$ 22
Net income	$ 585	$ 97	$ 91	$ 154
Basic earnings per share(2)	$ 1.63	$ .28	$ .26	$ .45
Diluted earnings per share(2)	$ 1.59	$ .27	$ .25	$ .44

(1) Amounts for the first, second and third quarters of fiscal 2007 as well as all quarters for fiscal 2006 have been reclassified to conform to the presentation of ANX as discontinued operations. In addition, per share amounts have been restated to give effect for the reorganization merger (Note 1).

(2) Earnings per share are computed independently for each of the quarters presented and therefore may not sum to the total for the year.

SELECTED FINANCIAL DATA

You should read the selected consolidated financial data presented below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our audited consolidated financial statements and the related notes included elsewhere in this report. The selected consolidated financial data presented below under "Consolidated Statement of Income Data" for the years ended January 31, 2007, 2006 and 2005 and the selected consolidated financial data presented below under "Consolidated Balance Sheet Data" as of January 31, 2007 and 2006 have been derived from our audited consolidated financial statements included elsewhere in this report. The selected consolidated financial data presented below under "Consolidated Statement of Income Data" for the years ended January 31, 2004 and 2003 and under "Consolidated Balance Sheet Data" as of January 31, 2005, 2004 and 2003 have been derived from our audited consolidated financial statements not included in this report. The following selected consolidated financial data as of and for the years ended January 31, 2006, 2005, 2004 and 2003 has been reclassified to conform to the year ended January 31, 2007 presentation of ANX as discontinued operations. In addition, per share amounts have been restated to give effect for the reorganization merger described in Note 1 of the notes to consolidated financial statements.

	Year Ended January 31				
	2007	2006	2005	2004	2003
	(in millions, except per share data)				
Consolidated Statement of Income Data:					
Revenues	$8,294	$7,775	$7,172	$5,821	$4,826
Cost of revenues	7,184	6,794	6,277	5,045	4,163
Selling, general and administrative expenses	525	491	414	375	342
Goodwill impairment	—	—	—	7	13
Gain on sale of business units, net	—	—	(2)	—	(5)
Operating income	585	490	483	394	313
Interest income	117	97	45	49	37
Interest expense	(92)	(89)	(88)	(80)	(45)
Minority interest in income of consolidated subsidiaries	(12)	(12)	(13)	(10)	(8)
Other income (expense), net [1]	5	(8)	(28)	10	(128)
Income from continuing operations before income taxes	603	478	399	363	169
Provision for income taxes	234	137	130	140	62
Income from continuing operations	369	341	269	223	107
Income from discontinued operations, net of tax	22	586	140	128	152
Net income	$ 391	$ 927	$ 409	$ 351	$ 259
Earnings per share:					
Basic:					
Income from continuing operations	$ 1.05	$ .98	$ .74	$ .60	$ .27
Income from discontinued operations	.06	1.68	.38	.35	.39
	$ 1.11	$ 2.66	$ 1.12	$ .95	$ .66
Diluted:					
Income from continuing operations	$ 1.01	$ .95	$ .72	$ .59	$ .26
Income from discontinued operations	.06	1.63	.37	.34	.38
	$ 1.07	$ 2.58	$ 1.09	$ .93	$ .64
Common equivalent shares:					
Basic	352	348	365	370	392
Diluted	364	359	375	377	406

	As of January 31				
	2007	2006	2005	2004	2003
	(in millions)				
Consolidated Balance Sheet Data:					
Total assets	$4,558	$5,655	$6,010	$5,540	$4,876
Long-term debt	1,199	1,192	1,215	1,232	897
Other long-term liabilities	104	111	99	86	75
Stockholders' equity	1,536	2,807	2,351	2,203	2,020
Cash dividends per share declared and paid[2]	15	—	—	—	—

(1) Includes impairment losses of $108 million on marketable equity securities and other private investments in 2003.

(2) Science Applications International Corporation declared and paid a dividend of $15 per share of Class A common stock and $300 per share of Class B common stock.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements and related notes. In addition to historical consolidated financial information, the following discussion contains forward-looking statements, including statements regarding our intent, belief, or current expectations with respect to, among other things, trends affecting our financial condition or results of operations and the impact of competition. Such statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those discussed in the forward-looking statements. See "Item 1A. Risk Factors—Forward-Looking Statement Risks" in Part I of our 2007 Annual Report on Form 10-K. Factors that could cause or contribute to these differences include those discussed below and elsewhere in our 2007 Annual Report on Form 10-K, particularly in "Risk Factors." Due to such uncertainties and risks, you are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We do not undertake any obligation to update these factors or to publicly announce the results of any changes to our forward-looking statements due to future events or developments.

Unless otherwise noted, references to years are for fiscal years ended January 31. For example, we refer to the fiscal year ended January 31, 2007 as fiscal 2007.

Overview

Science Applications International Corporation was formed in 1969. In October 2006, in connection with becoming a publicly-traded company, Science Applications International Corporation completed a merger (reorganization merger) in which it became a wholly-owned subsidiary of SAIC, Inc., after which SAIC, Inc. completed an initial public offering of its common stock. We use the terms "Company," "we," "us," and "our" to refer to SAIC, Inc. and its majority-owned and wholly-owned subsidiaries, including Science Applications International Corporation.

We are a provider of scientific, engineering, systems integration and technical services and solutions to all branches of the U.S. military, agencies of the U.S. Department of Defense, the intelligence community, the U.S. Department of Homeland Security and other U.S. Government civil agencies, as well as to customers in selected commercial markets. Demand for our services is driven by priorities such as the ongoing war on terrorism and the transformation of the U.S. military.

Significant events impacting our operations and/or liquidity during the past three fiscal years include:

- *Reorganization Merger.* Pursuant to the reorganization merger on October 16, 2006, each share of Class A common stock and Class B common stock of Science Applications International Corporation was exchanged for two shares and 40 shares, respectively, of Class A preferred stock of SAIC, Inc. The number and exercise price of stock options outstanding were also adjusted for this exchange, as well as for the declaration and payment of the special dividend discussed below.
- *Initial Public Offering.* We completed an initial public offering of 86.25 million shares of common stock in October 2006, resulting in net proceeds of $1.24 billion, after deducting underwriting commissions and discounts and other offering-related costs. Although shares of common stock contain the same economic rights as shares of Class A preferred stock, holders of Class A preferred stock are entitled to 10 votes per share while holders of common stock are entitled to one vote per share. The issuance of these shares of common stock adversely impacted earnings per share in fiscal 2007 and will significantly impact earnings per share in fiscal 2008 and future periods due to the resulting increase in the number of weighted average shares outstanding.
- *Special Dividend.* Prior to the reorganization merger and the initial public offering, the board of directors of Science Applications International Corporation declared a special dividend of $15 per share of Class A common stock and $300 per share of Class B common stock to holders of record as of October 12, 2006. The special dividend of $2.45 billion was paid in November 2006.

- *Acquisitions.* We completed eight, four and four acquisitions of businesses for aggregate purchase prices of $400 million, $234 million and $236 million in fiscal 2007, 2006 and 2005, each respectively. We acquire businesses in our key markets when opportunities arise and we expect that the use of cash and the possible use of stock to acquire businesses will increase in the future.
- *Dispositions.* We sold our ANXeBusiness Corp. (ANX) and Telcordia Technologies, Inc. subsidiaries, recognizing gains before income taxes of $19 million and $871 million in fiscal 2007 and 2006, respectively. The operations of these entities are reflected as discontinued operations for all years presented. We may, as part of our ongoing strategic planning, continue to exit certain businesses from time to time in the future.
- *Stock-Based Compensation.* We adopted Statement of Financial Accounting Standards (SFAS) No. 123(R), "Share-Based Payment," on February 1, 2006. This Statement requires that we recognize as compensation expense the fair value of all stock-based awards, including stock options and discounts on purchases of stock made by employees through our employee stock purchase plan (ESPP). We recognized an additional $33 million of stock-based compensation expense in fiscal 2007 compared to fiscal 2006 and 2005 related to the adoption of SFAS No. 123(R).
- *Greek Contract.* We have recorded $123 million in contract losses since the inception of our contract with the Hellenic Republic of Greece, or the Greek government, including $2 million, $83 million and $34 million in fiscal 2007, 2006 and 2005, respectively. On March 29, 2007, a modification of the Greek contract was executed as described in "Commitments and Contingencies—Firm-Fixed-Price Contract with the Greek Government."

Reportable Segments

We have three reportable segments: Government, Commercial, and Corporate and Other. Except with respect to "Other Income Statement Items—Discontinued Operations," all amounts in this "Management's Discussion and Analysis of Financial Condition and Results of Operations" are presented for our continuing operations only.

Government Segment. Through our Government segment, we provide systems engineering, systems integration and advanced technical services and solutions primarily to U.S. federal, state and local government agencies and foreign governments. Revenues from our Government segment accounted for 93% of our total consolidated revenues for fiscal 2007, 2006 and 2005. Within the Government segment, substantially all of our revenues are derived from contracts with the U.S. Government. Revenues from contracts with the U.S. Government accounted for 88%, 89% and 86% of our total consolidated revenues in fiscal 2007, 2006 and 2005, respectively. These revenues include contracts where we serve as the prime or lead contractor, as well as contracts where we serve as a subcontractor to other parties who are engaged directly with various U.S. Government agencies as the prime contractor.

Following the September 11, 2001 terrorist attacks, U.S. Government spending has increased in response to the global war on terror and efforts to transform the U.S. military. This increased spending had a favorable impact on our business through fiscal 2005. Our results have also been favorably impacted by increased outsourcing of information technology (IT) and other technical services by the U.S. Government. However, these favorable trends slowed in fiscal 2006 and 2007, in part, as a result of the diversion of funding toward the war efforts in Iraq and Afghanistan. Future levels of spending and authorizations may decrease, remain constant or shift to areas where we do not currently provide services. Additionally, changes in spending authorizations and budgetary priorities could occur due to the significant relief and recovery costs associated with natural disasters, the rapid growth of the federal budget deficit, increasing political pressure to reduce overall levels of government spending or other factors.

Competition for contracts with the U.S. Government is intense. In addition, in recent years, the U.S. Government has increasingly used contracting processes that give it the ability to select multiple winners or pre-qualify certain contractors to provide various products or services at established general terms and conditions. Such processes include purchasing services and solutions using indefinite delivery / indefinite quantity (IDIQ), government-wide acquisition contract (GWAC), and U.S. General Services Administration (GSA) award contract vehicles. This trend has served to increase competition for U.S. Government contracts and increase pressure on the prices we charge for our services.

Commercial Segment. Through our Commercial segment, we primarily target commercial customers worldwide in selected commercial markets, which currently include IT services for oil and gas exploration and production, applications and IT infrastructure management for utilities and data lifecycle management for pharmaceuticals. We provide our Commercial segment customers with systems integration and advanced technical services and solutions that we have developed for the commercial marketplace, often based on expertise developed in serving our Government segment customers. Revenues from our Commercial segment accounted for 7% of our total consolidated revenues in fiscal 2007, 2006 and 2005. Revenues from our Commercial segment are primarily driven by our customers' desire to reduce their costs related to IT management and other complex technical functions by outsourcing to third-party contractors.

Corporate and Other Segment. Our Corporate and Other segment includes the operations of our internal real estate management subsidiary, Campus Point Realty Corporation (CPRC), various corporate activities, the elimination of intersegment revenues and costs and certain corporate expense items not billable to our Government customers referred to as unallowable expenses. Our Corporate and Other segment does not contract with third parties for the purpose of generating revenues. However, for internal management reporting purposes, we record certain revenue and expense items incurred by the Government and Commercial segments in the Corporate and Other segment in certain circumstances as determined by our chief operating decision-maker (currently our Chief Executive Officer).

Key Financial Metrics

Sources of Revenues

Contracts. We generate revenues under the following types of contracts: (1) cost-reimbursement, (2) time-and-materials (T&M), (3) fixed-price-level-of-effort, (4) firm-fixed-price (FFP) and (5) target cost and fee with risk sharing. Cost-reimbursement contracts provide for reimbursement of our direct costs and allocable indirect costs, plus a fee or profit component. T&M contracts typically provide for the payment of negotiated fixed hourly rates, which include allocable indirect costs and fees for labor hours plus reimbursement of other direct costs. Fixed-price-level-of-effort contracts are substantially similar to T&M contracts except that the deliverable is the labor hours provided to the customer. FFP contracts provide for payments to us of a fixed price for specified products, systems and/or services. If actual costs vary from the FFP planned costs, we can generate more or less than the planned amount of profit or even incur a loss. Target cost and fee with risk sharing contracts provide for reimbursement of costs plus a specified or target fee or profit if our actual costs equal a negotiated target cost. Under these contracts, if our actual costs are less than the target costs, we receive a portion of the cost underrun as additional fee or profit. If our actual costs exceed the target costs, our target fee and cost reimbursement are reduced by a portion of the cost overrun. We do not use target cost and fee with risk sharing contracts in our Government segment.

The following table summarizes revenues by contract type as a percentage of total contract revenues for the last three fiscal years:

	Year Ended January 31		
	2007	2006	2005
Cost-reimbursement	48%	46%	45%
T&M and fixed-price-level-of-effort	36	35	38
FFP and target cost and fee with risk sharing	16	19	17
Total	100%	100%	100%

Contract Revenues. We generate revenues under our contracts from (1) the efforts of our technical staff, which we refer to as labor-related revenues and (2) the materials used on a contract and efforts of our subcontractors, which we refer to as M&S revenues. M&S revenues are generated primarily from large, multi-year systems integration contracts and contracts in our logistics and product support business area. If M&S revenues grow at a faster rate than our labor-related revenues, our overall profit margin percentage could be impacted negatively because our M&S revenues generally have lower margins than our labor-related revenues.

The following table summarizes labor-related revenues and M&S revenues as a percentage of total consolidated revenues for the last three fiscal years:

	Year Ended January 31		
	2007	2006	2005
Labor-related	64%	63%	64%
M&S	36	37	36
Total	100%	100%	100%

We recognize revenues under our contracts primarily using the percentage-of-completion method. Under the percentage-of-completion method, revenues are recognized based on progress towards completion, with performance measured by the cost-to-cost method, efforts-expended method or units-of-delivery method, all of which require estimating total costs at completion. The contracting process used for procurement, including IDIQ, GWAC and GSA Schedule, does not determine revenue recognition.

Contract Concentration. The growth of our business is directly related to our ability to successfully compete for contract awards and hire personnel to perform on service contracts and contract performance. The following table summarizes information related to our larger contracts for the last three fiscal years:

	Year Ended January 31		
	2007	2006	2005
Number of contracts:			
Greater than $50 million in annual revenues recognized	9	10	9
Greater than $10 million in annual revenues recognized	112	106	91

These larger contracts with greater than $10 million in annual revenues recognized represented 37%, 38% and 35% of our total consolidated revenues in fiscal 2007, 2006 and 2005, respectively. The remainder of our revenues is derived from a large number of smaller contracts with annual revenues of less than $10 million. The percentage of total consolidated revenues from U.S. Government customers representing greater than 10% of our total consolidated revenues were as follows:

	Year Ended January 31		
	2007	2006	2005
U.S. Army	17%	16%	13%
U.S. Navy	14	14	13
U.S. Air Force	9	10	11

Geographic Location. The majority of our services are performed in the United States. Revenues earned within the United States accounted for 97% of our total consolidated revenues in fiscal 2007, 2006 and 2005.

Bookings and Backlog. We booked new business estimated to be worth $9.2 billion during fiscal 2007. Bookings generally represent the estimated amount of revenue to be earned in the future from net receipt of funded and unfunded contract awards during the year. We calculate bookings as the year ending backlog plus the year's revenues less the prior year ending backlog and backlog obtained in acquisitions.

Total consolidated negotiated backlog consists of funded backlog and negotiated unfunded backlog. Government segment funded backlog primarily represents the portion of backlog for which funding is appropriated and is payable to us upon completion of a specified portion of work, less revenues previously recognized on these contracts. Government segment funded backlog does not include the full potential value of our contracts because the U.S. Government and our other customers often incrementally appropriate or authorize funds for a particular program or contract on a yearly or quarterly basis, even though the contract may call for performance over a number of years. Commercial segment funded backlog represents the full value on firm contracts, which may cover multiple future years, under which we are obligated to perform, less revenues previously recognized on these contracts. Negotiated unfunded backlog represents estimated amounts of revenue to be earned in the future from (1) firm orders for which funding has not been appropriated or otherwise authorized and (2) unexercised priced contract options. Negotiated unfunded backlog does not include any estimate of future potential task orders that might be awarded under IDIQ, GWAC, GSA Schedule, or other Master Agreement contract vehicles.

The approximate value of our total consolidated negotiated backlog for the last two fiscal years was as follows:

	As of January 31	
	2007	2006
	(in millions)	
Government Segment:		
Funded backlog	$ 4,065	$ 3,179
Negotiated unfunded backlog	10,214	10,187
Total negotiated backlog	$14,279	$13,366
Commercial Segment:		
Funded backlog	$ 723	$ 489
Negotiated unfunded backlog	101	5
Total negotiated backlog	$ 824	$ 494
Total Consolidated:		
Funded backlog	$ 4,788	$ 3,668
Negotiated unfunded backlog	10,315	10,192
Total consolidated negotiated backlog	$15,103	$13,860

We expect to recognize a substantial portion of our funded backlog as revenues within the next 12 months. However, the U.S. Government may cancel any contract or purchase order at any time. In addition, certain contracts and purchase orders in the Commercial segment include provisions that allow the customer to cancel at any time. Most of our contracts have cancellation terms that would permit us to recover all or a portion of our incurred costs and potential fees in such cases.

Cost of Revenues and Operating Expenses

Cost of Revenues. Cost of revenues includes direct labor and related fringe benefits and direct expenses incurred to complete contracts and task orders. Cost of revenues also includes subcontract work, consultant fees, materials and overhead. Overhead consists of indirect costs relating to operations, rent/facilities, administration, certain depreciation and management information systems expenses, travel and other expenses.

Selling, General and Administrative Expenses. Selling, general and administrative (SG&A) expenses are primarily for corporate administrative functions, such as management, legal, finance and accounting, contracts and administration, human resources and certain management information systems expenses. SG&A also includes bid-and-proposal and internal research and development expenses.

Reclassifications

Prior to the initial public offering, we measured operating performance based on segment operating income which was defined as operating income before income taxes less losses on impaired intangible assets and goodwill, less gains or losses on sales of business units, subsidiary stock and similar items, plus equity in the income or loss of unconsolidated affiliates, and minority interest in income or loss of consolidated subsidiaries. Following our initial public offering, we converted our measure of operating performance from segment operating income as defined to operating income. The differences between our former measure (segment operating income) and operating income were not material for the periods presented.

During fiscal 2007, certain work previously performed by our Government segment was reassigned to our Commercial segment and amounts related to the deferral of revenues and costs for work performed on contracts prior to contract execution, referred to as pre-contract costs, were reassigned to the Government segment instead of being reflected in the Corporate and Other segment as historically presented. We believe these changes more appropriately present revenues within the segment in which they are earned and the operating results of each operating segment.

Prior year amounts appearing in this "Management's Discussion and Analysis of Financial Condition and Results of Operations" have been reclassified for consistency with the current year's presentation.

Results of Operations

The following table summarizes our consolidated results of operations for the last three fiscal years:

	Year Ended January 31				
	2007	Percent change	2006	Percent change	2005
	(dollars in millions)				
Revenues	$8,294	7%	$7,775	8%	$7,172
Cost of revenues	7,184	6	6,794	8	6,277
Selling, general and administrative expenses	525	7	491	19	414
Gain on sale of business units, net	—		—		(2)
Operating income	585	19	490	1	483
As a percentage of revenues	7.1%		6.3%		6.7%
Non-operating income (expense), net	18		(12)		(84)
Income from continuing operations before income taxes	603	26	478	20	399
Provision for income taxes	234	71	137	5	130
Income from continuing operations	369	8	341	27	269
Income from discontinued operations, net of tax	22		586		140
Net income	$ 391	(58)	$ 927	127	$ 409

Revenues. Our consolidated revenues increased 7% and 8% in fiscal 2007 and 2006, respectively, due to a combination of growth in revenues from our U.S. Government customers as well as growth through the acquisition of new businesses. Increases in consolidated revenues were primarily driven by growth in the Government segment because of the relative size of the Government segment as compared to the Commercial segment. Approximately four and three percentage points of the consolidated growth for fiscal 2007 and 2006, respectively, was internal, or non-acquisition, related growth. We calculate internal growth by comparing our current year reported revenue to prior year revenue adjusted to include the revenue of acquired companies for the comparable prior year. Internal revenue growth in our business is directly related to our ability to obtain new contract awards across a balance of our business areas and the ability to hire personnel to perform on service contracts. The acquisition of new businesses accounted for the remaining three and five percentage points of the consolidated revenue growth for fiscal 2007 and 2006, respectively.

The following table summarizes changes in segment revenues on an absolute basis and as a percentage of total consolidated revenues for the last three fiscal years:

	Year Ended January 31							
						Segment revenues as a percentage of total consolidated revenues		
	2007	Percent change	2006	Percent change	2005	2007	2006	2005
	(dollars in millions)							
Government revenues	$7,708	7%	$7,232	8%	$6,688	93%	93%	93%
Commercial revenues	586	7	546	3	529	7	7	7
Corporate and Other revenues	—	—	(3)	—	(45)	—	—	—
Total revenues	$8,294	7	$7,775	8	$7,172	—	—	—

Government revenues grew internally by three percentage points for fiscal 2007 and 2006. Internal revenue growth in the Government segment for fiscal 2007 was positively impacted by growth in the intelligence and homeland security and defense business areas. In addition, fiscal 2006 revenues reflect a reduction for losses recognized in that year on our Greek contract. The fiscal 2007 revenue increase was partially offset by declines in our systems engineering and integration business area primarily due to the completion of a large contract. We also experienced declines in our logistics and product support business area in fiscal 2007 primarily due to the completion of one of our large prime vendor contracts and a reduced volume of orders on other prime vendor contracts caused by non-recurring customer events. The internal revenue growth in our Government segment for fiscal 2006 was the result of growth in our traditional business areas with departments and agencies of the U.S. Government. The acquisitions of new businesses accounted for the remaining four and five percentage points of Government revenue growth for fiscal 2007 and 2006, respectively.

Commercial revenues increased 7% and 3% during fiscal 2007 and 2006, respectively. The growth in our Commercial revenues in fiscal 2007 was driven by internal growth principally attributable to higher revenues from our consulting services and information technology outsourcing business areas.

Corporate and Other revenues include the elimination of intersegment revenues of $3 million and $45 million in fiscal 2006 and 2005, respectively. There were no intersegment revenues in fiscal 2007.

The following table presents our consolidated revenues on the basis of how such revenues were earned for the last three fiscal years:

	Year Ended January 31				
	2007	Percent change	2006	Percent change	2005
	(dollars in millions)				
Labor-related	$5,298	9%	$4,863	6%	$4,588
M&S	2,996	3	2,912	13	2,584
	$8,294	7	$7,775	8	$7,172

The increase in labor-related revenues in fiscal 2007 was attributable to inflationary increases in employee compensation and increases in the number of technical employees, primarily through acquisitions. The increase in labor-related revenues in fiscal 2006 was attributable to greater employee utilization and a slight overall increase in our technical staff. At the end of fiscal 2007, we had approximately 44,100 full-time and part-time employees compared to 43,600 and 42,400 at the end of fiscal 2006 and 2005, respectively. The increase in M&S revenues in fiscal 2007, which was pronounced in the fourth quarter of fiscal 2007 relative to the first three quarters of fiscal 2007, was related to the delivery of significant materials under certain contracts primarily in the homeland security business area. This increase for the year was partially offset by declines in the systems engineering and integration business area primarily due the completion of a large contract that had a substantial component of materials, declines in our logistics and product support business area primarily due to the completion of one of our large prime vendor contracts and a reduced volume of orders on other prime vendor contracts caused by non-recurring customer events. The increase in M&S revenues in fiscal 2006 was primarily related to the overall growth in our logistics and product support business area.

Cost of Revenues. The following table summarizes cost of revenues on an absolute basis and as a percentage of related revenues for the last three fiscal years:

	Year Ended January 31							
						As a Percentage of Related Revenues		
	2007	Percent change	2006	Percent change	2005	2007	2006	2005
	(dollars in millions)							
Government cost of revenues	$6,767	6%	$6,399	8%	$5,932	87.8%	88.5%	88.7%
Commercial cost of revenues	435	5	415	2	406	74.2	76.0	76.7
Corporate and Other cost of revenues	(18)	10	(20)	67	(61)			
Total cost of revenues	$7,184	6	$6,794	8	$6,277	86.6	87.4	87.5

Total consolidated cost of revenues increased $390 million, or 6%, and $517 million, or 8%, on an absolute basis for fiscal 2007 and 2006, respectively, but declined as a percentage of total consolidated revenues. This improvement as a percentage of revenues in fiscal 2007 was primarily due to a decrease in total losses of $81 million recognized on our Greek contract during fiscal 2006, a slightly higher concentration of labor-related revenues, which typically carry higher margins than M&S revenues, and better management of our overhead expenses in cost of revenues in fiscal 2007 as compared to fiscal 2006. This fiscal 2007 improvement was partially offset by increased stock-based compensation expense related to stock options and discounts on the employee stock purchase plan in fiscal 2007 of $21 million as a result of the required adoption of SFAS No. 123(R). There was no expense recognized for stock options or employee stock purchase plan discounts in fiscal 2006 or 2005. The slight improvement in cost of revenues as a percentage of revenues in fiscal 2006 was primarily due to improved contract margins, greater employee utilization and lower employee fringe benefit expenses in fiscal 2006 as compared to fiscal 2005 offset by the adverse impact of losses of $83 million on our Greek contract. The lower employee fringe benefit expense in cost of revenues in fiscal 2006 was primarily due to a decision to provide a higher portion of fiscal 2006 bonus awards in the form of vesting stock, which is generally expensed over four years, instead of vested stock as reflected in fiscal 2005.

Government cost of revenues increased by $368 million, or 6%, and $467 million, or 8%, on an absolute basis for fiscal 2007 and 2006, respectively, but decreased as a percentage of related revenues during the same periods. The fiscal 2007 improvement as a percentage of revenue was primarily due to decreased losses on our Greek contract partially offset by increased stock-based compensation expense. The fiscal 2006 improvement in Government cost of revenues as a percentage of related revenues was primarily due to improved contract margins, greater employee utilization and lower fringe expenses offset by losses on our Greek contract. All losses on the Greek contract have been recorded in the Government segment.

Commercial cost of revenues increased $20 million, or 5%, and increased $9 million, or 2%, on an absolute basis for fiscal 2007 and 2006, respectively, largely consistent with fluctuations in Commercial revenues for the same periods.

Corporate and Other cost of revenues represents the elimination of intersegment rent expense charged to our Government and Commercial segments on properties owned by CPRC of $18 million, $17 million and $16 million for fiscal 2007, 2006 and 2005, respectively. The remaining balance for fiscal 2006 and 2005 represents the elimination of the cost of revenues associated with intersegment sales, which are recorded at cost.

Selling, General and Administrative Expenses. The following table summarizes SG&A on an absolute basis and as a percentage of related revenues for the last three fiscal years:

	Year Ended January 31							
						As a Percentage of Related Revenues		
	2007	Percent change	2006	Percent change	2005	2007	2006	2005
	(dollars in millions)							
Government SG&A	$369	4%	$354	22%	$289	4.8%	4.9%	4.3%
Commercial SG&A	95	1	94	12	84	16.2	17.2	15.9
Corporate and Other SG&A	61	42	43	5	41			
Total SG&A	$525	7	$491	19	$414	6.3	6.3	5.8

The following table summarizes consolidated SG&A by type of activity on an absolute basis and as a percentage of consolidated SG&A for the last three fiscal years:

	Year Ended January 31							
						As a Percentage of SG&A		
	2007	Percent change	2006	Percent change	2005	2007	2006	2005
	(dollars in millions)							
General and administrative	$377	7%	$353	26%	$281	71.8%	71.9%	67.9%
Bid and proposal	114	3	111	3	108	21.7	22.6	26.1
Internal research and development	34	26	27	8	25	6.5	5.5	6.0
Total SG&A	$525	7	$491	19	$414			

Total consolidated SG&A increased $34 million, or 7%, in fiscal 2007 as compared with fiscal 2006 primarily due to sustained and increasing IT and other infrastructure expenditures and legal expenses from fiscal 2006 levels as well as increased stock-based compensation, business development, internal research and development (IR&D) and professional services expenses. Significant increases in fiscal 2007 occurred in the following areas:

- Stock-based compensation expense related to stock options and discounts on the employee stock purchase plan reflected within selling, general and administrative expenses increased approximately $12 million during 2007 as a result of the adoption of SFAS No. 123(R). There was no expense recognized for stock options or employee stock purchase plan discounts in fiscal 2006 or 2005.

- Professional services expense increased by $12 million for fiscal 2007 largely attributable to certain systems implementation projects related to our business transformation initiative and our Sarbanes-Oxley compliance efforts.

- Bid and proposal (B&P) expenses increased slightly due to increased B&P activities offset by declines in production costs stemming from government actions to simplify the bidding process and actions taken by us to make our proposal process more efficient which have generally reduced the cost of responding to each B&P opportunity. The level of B&P activities fluctuates depending on the timing of bidding opportunities.

- IR&D expenses increased by $7 million in fiscal 2007 due to increased activity on specific initiatives aimed at the development of new technologies, products and services.

Total consolidated SG&A increased $77 million, or 19%, in fiscal 2006 as compared with fiscal 2005 due to increasing legal, IT, and other infrastructure expenditures in support of anticipated growth, including $9 million in initial public offering related costs which were expensed due to the postponement of our initial public offering. In addition, we incurred a higher amount of amortization expense on intangible assets due to additional acquisitions. During fiscal 2006, we reversed a previously accrued expense of $10 million related to a class action lawsuit that was dismissed by plaintiffs without prejudice in September 2005. SG&A expenses during fiscal 2005 were adversely affected by the accrual of the $10 million related to this lawsuit. The activity related to this lawsuit is reflected in Corporate and Other SG&A expenses.

Government SG&A increased $15 million, or 4%, and $65 million, or 22%, on an absolute basis in fiscal 2007 and 2006, respectively. The fiscal 2007 increase was due to increased stock-based compensation, IR&D and professional services expenses. Government SG&A increased during fiscal 2006 primarily due to increasing legal, IT and other infrastructure expenditures in support of anticipated growth and a higher amount of amortization expense on intangible assets due to an increased volume of acquisitions.

Commercial SG&A expenses increased $1 million, or 1%, and $10 million, or 12%, during fiscal 2007 and 2006, respectively. Increases in fiscal 2007 were primarily due to increased stock-based compensation expense. Increases in fiscal 2006 were primarily due to an increase in the number of employees and other infrastructure expenditures.

Corporate and Other SG&A expenses represent corporate costs unallowable under Cost Accounting Standards and the net effect of various items related to operating business units that are excluded from the evaluation of a business unit's operating performance in the Government or Commercial segments. The increase during fiscal 2007 was primarily due to increased unallowable stock-based compensation, professional service and legal expenses. Corporate and Other SG&A expenses for fiscal 2005 and 2006 reflect the accrual and reversal of $10 million, respectively, related to a class action lawsuit mentioned above.

Operating Income. The following tables summarize changes in operating income by segment on an absolute basis and as a percentage of related revenues for the last three fiscal years:

	Year Ended January 31							
						As a Percentage of Related Revenues		
	2007	Percent change	2006	Percent change	2005	2007	2006	2005
	(dollars in millions)							
Government operating income	$572	19%	$479	3%	$467	7.4%	6.6%	7.0%
Commercial operating income	56	51	37	(5)	39	9.6	6.8	7.4
Corporate and Other operating loss	(43)	(65)	(26)	(13)	(23)			
Total operating income	$585	19	$490	1	$483	7.1	6.3	6.7

The increase in total operating income for fiscal 2007 was due to greater Government and Commercial profitability, primarily due to increased revenues and decreased losses on our Greek contract, partially offset by an increase in Corporate and Other operating loss for the period. The increase in total operating income for fiscal 2006 was due to improved contract margins and greater employee utilization partially offset by losses on our Greek contract and increased Corporate and Other operating loss.

The increase in Government operating income for fiscal 2007 was primarily due to growth in related revenues and improvements in cost of revenues as a percentage of revenues, primarily due to decreased losses on our Greek contract, partially offset by increased SG&A expenses. The increase in Government operating income for fiscal 2006 was primarily due to improved contract margins and greater employee utilization offset by losses on our Greek contract.

The increase in Commercial operating income for fiscal 2007 was primarily due to growth in related revenues and improvements in cost of revenues as a percentage of revenues offset by increased SG&A expenses. Growth in Commercial revenues during fiscal 2006 was not sufficient to cover increases in Commercial cost of revenues and SG&A expenses.

The increases in Corporate and Other operating losses during fiscal 2007 and 2006 were primarily due to increased unallowable expenses as noted in the Corporate and Other SG&A expense discussion above. Corporate and Other operating loss during fiscal 2006 benefited from the reversal of an accrued expense of $10 million related to a class action lawsuit that was dismissed by plaintiffs without prejudice in fiscal 2006. This accrual adversely affected Corporate and Other operating loss for fiscal 2005.

Other Income Statement Items

Interest Income and Interest Expense. Interest income increased by $20 million, or 21%, and $52 million, or 116%, in fiscal 2007 and 2006, respectively, due to increased average interest rates and cash balances.

Interest expense reflects interest on (1) our outstanding debt securities, (2) a building mortgage, (3) deferred compensation arrangements and (4) notes payable. Interest expense increased slightly during fiscal 2007, reflecting additional borrowings made on our credit facility following our initial public offering. Interest expense remained consistent in fiscal 2006 compared to fiscal 2005.

As more fully described in "Quantitative and Qualitative Disclosures About Market Risk" and Note 9 of the notes to consolidated financial statements, we are currently exposed to interest rate risks and foreign currency risks that are inherent in the financial instruments arising from transactions entered into in the normal course of business. We will from time to time use derivative instruments to manage these risks. The derivative instruments we currently hold have not had a material impact on our consolidated financial position or results of operations.

Other Income (Expense), Net. Other income (expense), net includes realized gains and losses and impairment losses on marketable securities and other investments, and our equity interest in the earnings (loss) and impairment losses on equity method investments. Other income (expense), net in fiscal 2006 included $6 million in impairments related to our private equity investments and $9 million in realized losses upon sale of certain investments whose market value had declined due primarily to rising interest rates. In fiscal 2005, we recorded impairment losses of $20 million, including an impairment loss of $9 million on our investment in Data Systems & Solutions, LLC (DS&S) primarily due to a significant business downturn at DS&S caused by a loss of business and an ongoing government investigation.

Provision for Income Taxes. The provision for income taxes as a percentage of income from continuing operations before income taxes was 38.8% in fiscal 2007, 28.7% in fiscal 2006 and 32.6% in fiscal 2005. The lower effective tax rate for fiscal 2006 was primarily due to the reversal of approximately $50 million in accruals for tax contingencies as a result of settlements of federal and state audits for amounts different than the recorded accruals for tax contingencies, as well as the expiration of statutes on open tax years. The effective rate in fiscal 2005 was also lower than our normative rate due to the favorable closure of state tax audit matters. The IRS has completed audits through fiscal 2004.

We are subject to routine compliance reviews by the IRS, which is currently auditing fiscal 2005 and 2006, and other taxing jurisdictions on various tax matters, which may include challenges to various tax positions we have taken. We have recorded liabilities for tax contingencies for open years based upon our best estimate of the taxes ultimately to be paid. As of January 31, 2007, our income taxes payable balance included $54 million for tax contingencies, of which $17 million relates to continuing operations. Our accruals for tax contingencies decreased from $113 million at January 31, 2006 as a result of the resolution of certain tax contingencies with the taxing authorities for fiscal years 2002 to 2004, including $7 million that was recognized as an income tax benefit during the year ended January 31, 2007. While we believe we have adequate accruals for tax contingencies, the tax authorities may determine that we owe taxes in excess of our accruals, or our accruals may be in excess of the final amounts agreed to by tax authorities.

Income from Continuing Operations. Income from continuing operations increased $28 million, or 8%, in fiscal 2007 primarily due to increased operating income of $95 million, increased interest income of $20 million, and increased other income offset by a $97 million increase in income tax expense. Income from continuing operations increased $72 million in fiscal 2006, or 27%, over fiscal 2005. The increase in fiscal 2006 was primarily due to increased non-operating income, including increased interest income of $52 million, and increased other income.

Discontinued Operations. During fiscal 2007, we sold ANX, a majority-owned subsidiary, for an initial sales price of $27 million and recorded a pre-tax gain of $19 million. During fiscal 2006, we sold one of our subsidiaries, Telcordia, for $1.35 billion and recorded a pre-tax gain of $871 million. The following summarizes ANX's and Telcordia's operating results prior to their sale for fiscal 2007, 2006 and 2005:

	Year Ended January 31		
	2007	2006	2005
		(in millions)	
Revenues	$13	$106	$889
Costs and expenses:			
Cost of revenues	5	64	495
Selling, general and administrative expenses, including depreciation and amortization of $1 million and $30 million in fiscal 2006 and 2005, respectively	3	31	239
Other expense, net	—	1	2
Income before income taxes	$ 5	$ 10	$153

With respect to the sale of Telcordia, we have indemnified the buyer for all income tax obligations on and through the closing date of the transaction. While we believe we have appropriate accruals for these tax contingencies, the ultimate resolution of these matters could differ from the amounts accrued. We also have customary indemnification obligations owing to the buyer and are entitled to receive additional amounts as contingent sale price, including all of the net proceeds from any judgment or settlement of the litigation Telcordia initiated against Telkom South Africa and 50% of the net proceeds received in connection with the prosecution of certain patent rights of Telcordia as described in "Commitments and Contingencies." All future contingent payments or contingent purchase price proceeds and changes in our estimates of these items and other related items will be reflected as discontinued operations and result in adjustments to the gain on sale in the period in which they arise.

Net Income. Net income decreased $536 million, or 58%, in fiscal 2007 primarily due to reduced income from discontinued operations of $564 million related to the fiscal 2006 sale of Telcordia. Net income in fiscal 2006 increased $518 million, or 127%, over fiscal 2005, primarily due to the after-tax gain of $546 million on the sale of Telcordia and increased income from continuing operations.

Liquidity and Capital Resources

We have financed our operations from our inception in 1969 primarily through cash flow from operations, proceeds from the sales of investments, issuances of debt securities and borrowings under our credit facilities. In connection with the October 2006 initial public offering, we received net proceeds of $1.24 billion, after deducting underwriting commissions and discounts and other offering-related costs. Prior to the initial public offering and reorganization merger, our wholly-owned subsidiary, Science Applications International Corporation, declared a special dividend of $2.45 billion to its stockholders, which was paid in November 2006. Our principal sources of liquidity will be cash flows from operations and borrowings under our revolving credit facility, and our principal uses of cash will be for operating expenses, capital expenditures, working capital requirements, acquisitions, debt service requirements, stock repurchases, and funding of pension obligations. We anticipate that our operating cash flows, existing cash, cash equivalents and borrowing capacity under our revolving credit facility will be sufficient to meet our anticipated cash requirements for at least the next 12 months.

Historical Trends

Cash and cash equivalents and short-term investments in marketable securities totaled $1.11 billion and $2.67 billion at January 31, 2007 and 2006, respectively. This $1.56 billion decline in cash, cash equivalents and marketable securities primarily reflects the payment of a $2.45 billion special dividend offset by the raising of $1.24 billion through our October 2006 initial public offering.

Cash Provided by Operations. In fiscal 2007, 2006 and 2005, we generated cash flows from operations of $704 million, $587 million and $583 million, respectively. The substantial increase in fiscal 2007 cash flows from operations was primarily due to decreases in cash paid for income taxes of $129 million, higher income from continuing operations of $28 million and additional non-cash stock based compensation offset by increased accounts receivable balances due to increased revenue during the fourth quarter of fiscal 2007 as compared to the same period in fiscal 2006.

Cash Provided by (Used in) Investing Activities. During fiscal 2007, we generated cash from investing activities of $1.21 billion primarily due to the liquidation of $1.66 billion in marketable securities in preparation for the payment of the $2.45 billion special dividend offset by $377 million used in the acquisition of eight businesses and $74 million in capital expenditures. We used cash of $291 million and $97 million to purchase marketable securities in fiscal 2006 and 2005, respectively. The increase in use of cash for fiscal 2006 was primarily due to purchases of debt and equity securities.

Cash Used in Financing Activities. We used cash in financing activities of $1.84 billion during fiscal 2007 primarily representing the payment of a special dividend of $2.45 billion and the repurchase of $724 million of stock offset by sales of $1.34 billion of stock, including $1.24 billion though our initial public offering. We used $713 million and $478 million of cash in support of financing activities in fiscal 2006 and 2005, respectively, primarily representing repurchases of our stock of $818 million and $607 million offset by sales of stock of $155 million and $130 million in fiscal 2006 and 2005, respectively. Repurchases of stock for each of the last three fiscal years were as follows:

	Year Ended January 31		
	2007	2006	2005
		(in millions)	
Repurchases of stock:			
Under publicly announced repurchase plans	$ 42	$ —	$ —
Limited market stock trades	230	399	413
Retirement plans	360	228	75
Upon employee terminations	—	112	68
Other stock transactions	92	79	51
Total	$724	$818	$607

Prior to the initial public offering, we had the right, but not the obligation, to repurchase stock in the limited market and retirement plan trades that we conducted, to the extent that the number of shares offered for sale exceeded the number of shares sought to be purchased. We also had a right of first refusal on transfers of stock and a right to repurchase those shares upon termination of the affiliation of an employee, director or consultant. As a publicly traded company, we no longer conduct limited market or retirement plan trades and we have no right of first refusal or right to repurchase shares upon termination of the affiliation of an employee, director or consultant.

In December 2006, our board of directors authorized a stock repurchase program under which we may repurchase up to 40 million shares of our common stock. Stock repurchases under this program may be made on the open market or in privately negotiated transactions with third parties. Whether repurchases are made and the timing and actual number of shares repurchased depend on a variety of factors including price, corporate and regulatory requirements and other market conditions. We repurchased 2.4 million shares of common stock under this program in fiscal 2007. Repurchases of our shares reduce the amount of retained earnings in the stockholders' equity section of our consolidated balance sheets.

Cash Flows from Discontinued Operations. We generated $30 million of cash flows from discontinued operations during fiscal 2007, consisting primarily of cash flows from the operations and sales proceeds of ANX. During fiscal 2006, we generated $753 million of cash flows from discontinued operations, consisting primarily of the proceeds of $1.07 billion from the sale of Telcordia offset by tax payments related to the gain on the sale of Telcordia.

Outstanding Indebtedness

Notes payable and long-term debt totaled $1.23 billion and $1.24 billion at January 31, 2007 and 2006, respectively, with long-term debt maturities occurring between fiscal 2008 and 2034. In addition to our long-term debt, we have a revolving credit facility for $750 million in unsecured borrowing capacity. There were no borrowings outstanding under the revolving credit facility at January 31, 2007.

Notes Payable and Long-term Debt. Our outstanding notes payable and long-term debt consisted of the following:

	January 31	
	2007	2006
	(in millions)	
5.5% notes due fiscal 2034	$ 296	$ 296
6.25% notes due fiscal 2013	549	548
7.125% notes due fiscal 2033	248	248
6.75% notes due fiscal 2009	96	94
3-year note due fiscal 2007	—	17
Other notes payable	39	36
	1,228	1,239
Less current portion	29	47
Total	$1,199	$1,192

All of the long-term notes described above contain customary restrictive covenants, including, among other things, restrictions on our ability to create liens and enter into sale and leaseback transactions. We were in compliance with such covenants as of January 31, 2007. Our other notes payable have interest rates from 4.0% to 6.0% and are due on various dates between fiscal 2008 and 2017. For additional information on our notes payable and long-term debt, see Note 8 of the notes to consolidated financial statements.

Revolving Credit Facility. We have a five-year revolving credit facility providing for $750 million in unsecured borrowing capacity at interest rates determined, at our option, based on either LIBOR plus a margin or a defined base rate through fiscal 2012. This facility replaced our prior revolving credit facilities. As of January 31, 2007, no loans were outstanding although our borrowing capacity was reduced by $95 million to secure standby letters of credit issued in connection with bonding requirements related to the Greek contract. The terms of the standby letters of credit require them to remain outstanding until the customer has formally accepted the system pursuant to the contract. See also "Commitments and Contingencies—Firm-Fixed-Price Contract with the Greek Government."

The facility contains various customary restrictive covenants, including financial covenants. As of January 31, 2007, we were in compliance with all covenants under the revolving credit facility.

Underfunded Pension Obligation

We have a defined benefit pension plan for certain employees in the United Kingdom. As of January 31, 2007, the pension plan had an underfunded projected benefit obligation of $24 million, which we expected to fund over the next 13 years. Legislation in the United Kingdom, as well as the terms of our contract, which are currently being renegotiated with the related customer, may accelerate the timeframe over which we fund this obligation.

Cash Flow Projections

We expect cash flows provided by operations to decline in fiscal 2008 from fiscal 2007 levels primarily due to our plans to use more cash than equity for our compensation programs, additional working capital requirements arising from projected revenue growth and investments in inventory to support a new logistics and product support contract, and projected differences in the timing of tax refunds and payments in fiscal 2008 as compared to fiscal 2007.

Off-Balance Sheet Arrangements

We are party to various off-balance sheet arrangements including various guarantees, indemnifications and lease obligations. We have outstanding performance guarantees and cross-indemnity agreements in conjunction with certain of our joint venture investments. See Notes 15 and 19 of the notes to consolidated financial statements for detailed information about our lease commitments and "Commitments and Contingencies" for detailed information about our guarantees associated with our joint ventures.

In connection with the sale of Telcordia, as described in Note 18 of the notes to consolidated financial statements, we retained certain obligations as described in "Commitments and Contingencies." We also have customary indemnification obligations as previously discussed.

Contractual Obligations

The following table summarizes our obligations to make future payments pursuant to certain contracts or arrangements as of January 31, 2007, as well as an estimate of the timing in which these obligations are expected to be satisfied:

		Payments Due by Fiscal Year			
	Total	2008	2009-2010	2011-2012	2013 and Thereafter
			(in millions)		
Contractual obligations:					
Long-term debt (1)	$2,319	$ 99	$242	$138	$1,840
Operating lease obligations (2)	328	110	136	44	38
Capital lease obligations (3)	12	7	4	1	—
Estimated purchase obligations (4)	16	13	2	1	—
Other long-term liabilities (5)	75	20	31	17	7
Total contractual obligations	$2,750	$249	$415	$201	$1,885

(1) Includes total interest payments on our outstanding debt of $76 million in fiscal 2008, $141 million in fiscal 2009-2010, $137 million in fiscal 2011-2012 and $737 million in fiscal 2013 and thereafter.

(2) Excludes $100 million related to an operating lease on a contract with the Greek government as we are not obligated to make the lease payments to the lessee if our customer defaults on payments to us.

(3) Includes interest and executory costs of approximately $1 million.

(4) Includes estimated obligations to transfer funds under legally enforceable agreements for fixed or minimum amounts or quantities of goods or services at fixed or minimum prices. Excludes purchase orders for products or services to be delivered pursuant to U.S. Government contracts in which we have full recourse under normal contract termination clauses.

(5) Includes estimated payments to settle the 2002, 2004 and 2005 swap agreements (as described in Note 9 of the notes to consolidated financial statements), contractually required payments to the foreign defined benefit pension plan and deferred compensation arrangements. Because payments under the deferred compensation arrangements are based upon the participant's termination, we are unable to determine when such amounts will become due. Therefore, for purposes of this table we assumed equal payments over the next six years.

Commitments and Contingencies

Telkom South Africa

As described in Note 19 of the notes to consolidated financial statements, our former subsidiary, Telcordia, instituted arbitration proceedings before the International Chamber of Commerce (ICC), against Telkom South Africa in March 2001 as a result of a contract dispute. Telcordia seeks to recover damages for breach of contract, plus interest at a rate of 15.5%. Telkom South Africa counterclaimed, seeking substantial damages from Telcordia, including repayment of approximately $97 million previously paid to Telcordia under the contract and the excess costs of procuring a replacement system, estimated by Telkom South Africa to be $234 million. On September 27, 2002, Telcordia prevailed in the initial phase of the arbitration. The arbitrator found that Telkom South Africa repudiated the contract and dismissed Telkom South Africa's counterclaims against Telcordia. The damages to be recovered by Telcordia will be determined in a second phase of the arbitration.

Pursuant to the definitive stock purchase agreement for the sale of Telcordia, we are entitled to receive all of the net proceeds from any judgment or settlement with Telkom South Africa, and, if this dispute is settled or decided adversely against Telcordia, we are obligated to indemnify the buyer of Telcordia against any loss that may result from such an outcome.

Although Telkom South Africa successfully challenged the arbitrator's partial award in Telcordia's favor in the South African trial court, Telcordia prevailed on its appeal to the South African Supreme Court. In its November 2006 decision, the South African Supreme Court set aside the trial court decision, thereby reinstating the original arbitration decision of September 27, 2002. The South African Supreme Court also awarded Telcordia its attorney fees in the South Africa trial court and Supreme Court proceedings. Telkom South Africa filed an application for leave to appeal with the Constitutional Court of South Africa, which was denied.

The second phase of the arbitration to determine the damages to be recovered by Telcordia has now commenced. Telcordia submitted its statement of claim and related document production on March 30, 2007, which seeks damages in excess of $200 million plus interest and legal fees and costs. Under the schedule established by the arbitrator, Telkom South Africa is required to submit its statement of defense and document production by April 27, 2007. The arbitration hearing to establish Telcordia's damages is scheduled to commence in September 2007.

In a separate proceeding, Telcordia unsuccessfully attempted to have its partial arbitration award confirmed by the U.S. District Court (New Jersey), which held (i) that the court did not have personal jurisdiction over Telkom South Africa, and (ii) that issue preclusion resulting from a prior D.C. Circuit Court of Appeals ruling prevented the court from considering Telcordia's petition to confirm the arbitration award. Telcordia appealed the ruling of the United States District Court to the U.S. Court of Appeals for the Third Circuit which reversed the District Court on both issues and indicated that Telcordia could refile the petition after the South African

Supreme Court had issued its decision. Telkom South Africa filed a motion to seek U.S. Supreme Court review of the Court of Appeal's decision, which was denied.

Due to the complex nature of the legal and factual issues involved in the dispute and the uncertainty of litigation in general, the damages that Telcordia will ultimately be awarded in the second phase of arbitration, and therefore the amounts we will be entitled to receive, net of applicable taxes, are not presently determinable. We do not have any assets or liabilities recorded related to this contract and the related legal proceedings as of January 31, 2007 and 2006.

Firm-Fixed-Price Contract with the Greek Government

Original Contract. In May 2003, we entered into a euro-denominated firm-fixed-price contract (the Greek contract) with the Hellenic Republic of Greece (the Customer) to provide a C4I (Command, Control, Communications, Coordination and Integration) System (the System), to support the 2004 Athens Summer Olympic Games (the Olympics), and to serve as the security system for the Customer's public order departments following completion of the Olympics. The System is comprised of 29 subsystems, organized into three major functional areas: the Command Decision Support System (CDSS), the Communication and Information System and the Command Center Systems. Under the Greek contract, the System was to be completed, tested, and accepted by September 1, 2004, at a price of approximately $199 million. To date, we have received advance payments totaling approximately $147 million. The Greek contract also requires us to provide five years of System support and maintenance for approximately $13 million and ten years of TETRA radio network services for approximately $109 million. The Greek contract contains an unpriced option for an additional five years of TETRA network services.

Delivery of System, Testing and Negotiations. The Customer took delivery of the System for use and operation during the Olympics, and continues to use significant portions of the System. In November 2004, we delivered a revised version of the CDSS portion of the System to the Customer. Beginning in December 2004 and continuing through April 2005, the Customer performed subsystems acceptance testing on each of the subsystems comprising the System based on test procedures that had not been mutually agreed upon by the parties. The Customer identified numerous omissions and deviations in its test reports. We believe that certain of these omissions and deviations were valid, while others were not.

Modification of Contract. After extended negotiations, on March 29, 2007, the parties executed a modification to the Greek contract which establishes specific requirements, contract terms, and a payment schedule under which the various systems can be completed and provides for, among other things, the following:

- acceptance of 20 of the 29 subsystems within 70 days of the execution of the modification
- payment of $33 million within 30 days of our submitting an invoice for certain work already performed
- credit for past warranty, maintenance and TETRA services
- a revised test and acceptance process for the remaining subsystems being re-delivered during 2008
- provision of subsystem maintenance for a period of up to 5 years following subsystem acceptance

Until the acceptance of 20 of the 29 subsystems actually occurs, final determination of the appropriate price adjustments for omissions and deviations relating to those subsystems cannot be made; however, the modification limits the price reduction to a maximum of $10 million. As the modification to the Greek contract resolved the technical, contractual and financial disputes between the parties, the arbitration proceedings initiated by us on April 21, 2006 were dismissed.

Subcontracts. We subcontracted a significant portion of the requirements under the original Greek contract, including the lease of certain equipment and TETRA network services. In connection with the modification of the prime contract, we entered into a modification of the subcontract with our principal subcontractor that generally contains the same terms as the prime contract with respect to the subcontracted work. All of the remaining deliverables under the modified Greek contract will be performed by subcontractors.

Financial Status and Contingencies of the Greek Contract. We have recorded $123 million of losses under the Greek contract as of January 31, 2007. We recorded $2 million of losses relating to foreign currency translation in fiscal year 2007 and $83 million and $34 million of losses in fiscal 2006 and 2005, respectively. The $123 million loss reflected our estimated total cost to complete the System under the original Greek contract and assumed the Greek contract value was limited to the cash received to date. Although we expect to receive payments in accordance with the terms of the modified Greek contract, our accounting as of January 31, 2007 was based on cash received to date. Through January 31, 2007, we have recognized revenues of $120 million, which represents a portion of the $147 million of cash received to date based upon the percentage-of-completion method of revenue recognition.

The Greek contract modification resulted in significant changes to the terms and conditions and the deliverables under the Greek contract and clarifies the parties' responsibilities. If we complete the work and receive the payments as required under the modified Greek contract, we may recognize a reversal of a portion of the losses previously recognized. However, based on the complex nature of this contractual situation and the difficulties encountered to date, significant uncertainties exist and it is difficult to reliably estimate the ultimate outcome. Accordingly, we have not adjusted the previously recognized losses on this contract.

We have $15 million of accounts receivable relating to Value Added Taxes (VAT) that we have paid and believe we are entitled to recover either as a refund from the taxing authorities or as a payment under the Greek contract upon final billing. The Greek contract requires the Customer to pay amounts owed for VAT for the System delivered. Failure by the Customer to pay these amounts could result in an additional obligation payable by us to the Greek taxing authorities and could increase our total losses on the Greek contract.

In accordance with the terms of the Greek contract, we are required to maintain certain payment, performance and offset bonds in favor of the Customer. These bonding requirements have been met through the issuance of standby letters of credit. Under the terms of these bonding arrangements, prior to the Greek contract modification, the Customer had the right to call all of the $196 million of letters of credit, consisting of advance payment letters of credit ($162 million) and good performance letters of credit ($34 million), outstanding by submitting a written statement to the guaranteeing bank that we have not fulfilled our obligations under the Greek contract. The letters of credit supporting the offset bonds ($53 million) may be called by the Customer submitting a written statement to the guaranteeing bank that we have not fulfilled our obligations under a separate offset contract requiring us, among other things, to use Greek subcontractors on the Greek contract. Based on the modified Greek contract, the Customer does not currently have the right to call any of these bonds and the amount of the advance payment letters of credit is required to be reduced by at least $117 million, which represents the final value of the 20 subsystems to be accepted within 70 days after March 29, 2007. If the standby letters of credit are called based on a future failure to fulfill our obligations under the Greek contract, we may have the right to call some or all of the $104 million of bonds provided by our subcontractors in connection with their work under the Greek contract.

If we and our subcontractors are unable to perform the modified Greek contract, damages or claims by the Customer or subcontractors may be successfully asserted against us, our bonds may be called, and the Customer may be able to recover additional contract costs required to fulfill our obligations. This could have a material adverse affect on our consolidated financial position, results of operations and cash flows.

DS&S Joint Venture

In March 2006, we sold our interest in DS&S, a joint venture in which we owned a 50% interest. As part of the sale, we agreed to indemnify the purchaser for certain legal costs and expenses, including those relating to an on-going government investigation involving DS&S and any litigation resulting from that investigation up to the sum of the sales price of $9 million plus $1 million received by us in repayment of a loan owed by DS&S. As of January 31, 2007, we have deferred any gain on the sale of DS&S pending resolution of the on-going investigation and any resulting litigation.

Other Joint Ventures

We are an investor in Danet Partnership GbR (Danet GbR), a German partnership accounted for under the equity method. Danet GbR has an internal equity trading market similar to the limited market that was formerly maintained by Science Applications International Corporation. We are required to provide liquidity rights to the other Danet GbR investors in certain circumstances. These rights allow Danet GbR investors who are withdrawing from the partnership to put their Danet GbR shares to us in exchange for the current fair value of those shares. We do not currently record a liability for these put rights because their exercise is contingent upon the occurrence of future events which we cannot determine will occur with any certainty. During the year ended January 31, 2007, we paid less than $1 million to withdrawing Danet GbR investors who exercised their right to put their Danet GbR shares to us. The maximum potential obligation, assuming all the current Danet GbR investors were to put their Danet GbR shares to us, was $6 million as of January 31, 2007.

We have a guarantee that relates only to claims brought by the sole customer of another of our joint ventures, Bechtel SAIC Company, LLC, for specific contractual nonperformance of the joint venture. We also have a cross-indemnity agreement with the joint venture partner, pursuant to which we will only be ultimately responsible for the portion of any losses incurred under the guarantee equal to our ownership interest of 30%. Due to the nature of the guarantee, as of January 31, 2007 we are not able to project the maximum potential obligations we could be required to make under the guarantee but, based on current conditions, we believe the likelihood of having to make any payment is remote. Accordingly, no liability relating to this guarantee is currently recorded.

On September 15, 2004, we entered into an agreement with EG&G Technical Services, Inc. (EG&G), and Parsons Infrastructure & Technology Group, Inc. (Parsons), to form Research and Development Solutions, LLC (RDS), a Delaware limited liability company that will pursue contracts offered by the Department of Energy's National Energy Technical Laboratory. We, EG&G and Parsons, each have a one-third equal joint venture interest. In conjunction with a contract award to RDS, each joint venture partner was required to sign a performance guarantee agreement with the U.S. Government. Under this agreement, we unconditionally guarantee all of RDS's obligations to the U.S. Government under the contract award, which has a total value of up to $217 million. We also have a cross-indemnity agreement with each of the other two joint venture partners to protect us from liabilities for any U.S. Government claims resulting from the actions of the other two joint venture partners and to limit our liability to our share of the contract work. As of January 31, 2007, the fair value of the guarantee is not material.

Debt Guarantee

SAIC Inc. has fully and unconditionally guaranteed the obligations of Science Applications International Corporation, a wholly-owned subsidiary, under its revolving credit facility, $300 million 5.5% notes, $550 million 6.25% notes, $250 million 7.125% notes, and $100 million 6.75% notes.

Other

We are subject to investigations and reviews relating to compliance with various laws and regulations with respect to our role as a contractor to agencies and departments of the U.S. Government and in connection with performing services in countries outside of the United States. Such matters can lead to criminal, civil or administrative proceedings and we could be faced with penalties, fines, repayments or compensatory damages. Adverse findings could also have a material adverse effect on us because of our reliance on government contracts. Although we can give no assurance, based upon management's evaluation of current matters that are subject to U.S. Government investigations of which we are aware and based on management's current understanding of the facts, we do not believe that the outcome of any such matter would have a material adverse effect on our consolidated financial position, results of operations, cash flows or our ability to conduct business.

We are also involved in various claims and lawsuits arising in the normal conduct of our business, none of which, in the opinion of our management, based upon current information, will likely have a material adverse effect on our consolidated financial position, results of operations, or cash flows or our ability to conduct business.

In the normal conduct of our business, we seek to monetize our patent portfolio through licensing agreements. We have defended and will continue to defend our patent positions when we believe our patents have been infringed and are involved in such litigation from time to time. As described in Note 18 of the notes to consolidated financial statements, on March 15, 2005, we sold our Telcordia subsidiary. Pursuant to the terms of the definitive stock purchase agreement, we will receive 50% of any net proceeds that Telcordia receives in the future in connection with the enforcement of certain patent rights.

As part of the terms of the sale of Telcordia, we indemnified the buyer for all income tax obligations on and through the closing date. While we believe we have adequate accruals for these tax contingencies, the ultimate resolution of these matters could differ from the amounts accrued. All of these future contingent payments or contingent purchase price proceeds will be reflected as discontinued operations in the period in which they arise.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which are prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). The preparation of these financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingencies at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. Management evaluates these estimates and assumptions on an on-going basis. Our estimates and assumptions have been prepared on the basis of the most current reasonably available information. The results of these estimates form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from these estimates under different assumptions and conditions.

We have several critical accounting policies that are both important to the portrayal of our financial condition and results of operations and require management's most difficult, subjective and complex judgments. Typically, the circumstances that make these judgments complex and difficult have to do with making estimates about the effect of matters that are inherently uncertain. Our critical accounting policies are as follows:

Revenue Recognition. Our revenues are primarily recognized using the percentage-of-completion method as discussed in Statement of Position 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts." Under the percentage-of-completion method, revenues are recognized based on progress towards completion, with performance measured by the cost-to-cost method, efforts-expended method or units-of-delivery method, all of which require estimating total costs at completion. Estimating costs at completion on our long-term contracts, particularly due to the technical nature of the services being performed, is complex and involves significant judgment. Factors that must be considered in making estimates include labor productivity and availability, the nature and technical complexity of the work to be performed, potential performance delays, the availability and timing of funding from the customer, the progress toward completion and the recoverability of claims. Adjustments to original estimates are often required as work progresses, experience is gained and additional information becomes known, even though the scope of the work required under the contract may not change. Any adjustment as a result of a change in estimates is made when facts develop, events become known or an adjustment is otherwise warranted, such as in the case of a contract modification. When estimates indicate that we will experience a loss on the contract, we recognize the estimated loss at the time it is determined. Additional information may subsequently indicate that the loss is more or less than initially recognized, which would require further adjustment in our financial statements. We have procedures and processes in place to monitor the actual progress of a project against estimates and our estimates are updated quarterly or more frequently if circumstances warrant.

Although our primary revenue recognition policy is the percentage-of-completion method, we do have contracts under which we use alternative methods to record revenue (see Note 1 of the notes to consolidated financial statements). Selecting the appropriate revenue recognition method involves judgment based on the contract and can be complex depending upon the structure and terms and conditions of the contract.

Costs incurred on projects accounted for under the percentage-of-completion method may be recognized as pre-contract costs and deferred as assets when we have been requested by the customer to begin work under a new arrangement. We record pre-contract costs when formal contracts have not yet been executed, and it is probable that we will recover the costs through the issuance of a contract. When the formal contract has been executed, the costs are recorded to the contract and revenue is recognized based on the percentage-of-completion method of accounting.

Contract claims are unanticipated additional costs incurred but not provided for in the executed contract price that we seek to recover from the customer. Such costs are expensed as incurred. Additional revenue related to contract claims is recognized when the amounts are awarded by the customer.

Stock-Based Compensation. We account for stock-based compensation in accordance with SFAS No. 123(R), "Share-Based Payment." Under the fair value recognition provisions of this statement, share-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense over the requisite service period, which is generally the vesting period. The estimation of stock option fair value requires management to make complex estimates and judgments about, among other things, employee exercise behavior, forfeiture rates, and the volatility of our common stock. These judgments directly affect the amount of compensation expense that will ultimately be recognized.

Income Taxes. Income taxes are provided utilizing the liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities. Under the liability method, changes in tax rates and laws are reflected in income in the period such changes are enacted. In addition, the provisions for federal, state, foreign and local income taxes are calculated on reported financial statement income before income taxes based on current tax law and include the cumulative effect of any changes in tax rates from those used previously in determining deferred tax assets and liabilities. Such provisions differ from the amounts currently payable because certain items of income and expense are recognized in different time periods for financial reporting purposes than for income tax purposes. We also have recorded liabilities for tax contingencies for open years based upon our best estimate of the taxes ultimately expected to be paid. A significant portion of our income taxes payable balance is comprised of tax accruals that have been recorded for tax contingencies.

Recording our provision for income taxes requires management to make significant judgments and estimates for matters whose ultimate resolution may not become known until final resolution of an examination by the IRS or State agencies. Additionally, recording liabilities for tax contingencies involves significant judgment in evaluating our tax positions and developing our best estimate of the taxes ultimately expected to be paid.

Business Combinations and Goodwill Impairment. We have engaged and expect to continue to engage in significant business acquisition activity. The accounting for business combinations requires management to make judgments and estimates of the fair value of assets acquired, including the identification and valuation of intangible assets, as well as the liabilities and contingencies assumed. Such judgments and estimates directly impact the amount of goodwill recognized in connection with each acquisition.

Goodwill is tested annually in our fourth fiscal quarter and whenever an event occurs or circumstances change such that it is reasonably possible that an impairment condition may exist. The goodwill impairment test process requires management to make significant judgments and assumptions, including revenue, profit and cash flow forecasts, about the business units to which goodwill is assigned. Misjudgments in this forecasting process could prevent management from taking an impairment charge when one may be required.

Recently Issued Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109" (FIN 48). FIN 48 clarifies how uncertain tax positions that have been taken or are expected to be taken on a company's tax return should be recognized, measured, presented and disclosed in the financial statements. The cumulative effect of applying this pronouncement to uncertain tax positions at the date of adoption will be recorded during the first quarter of fiscal 2008 as an adjustment to beginning retained earnings. We are currently evaluating the effect that the adoption of FIN 48 will have on our consolidated financial position and results of operations.

In September 2006, the SEC issued Staff Accounting Bulletin (SAB) No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements." SAB No. 108 requires that registrants quantify errors using both a balance sheet and income statement approach and evaluate whether either approach results in a misstated amount that, when all relevant quantitative and qualitative factors are considered, is material. We adopted SAB No. 108 in the fourth quarter of fiscal 2007. The adoption of SAB No. 108 did not impact our consolidated financial position or results of operations.

In September 2006, the FASB issued SFAS No. 157 "Fair Value Measurements." SFAS No. 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and expands disclosures about fair value measurements. This statement will be effective for us in fiscal 2009 and applied prospectively. We do not believe that the adoption of the provisions of SFAS No. 157 will materially impact our consolidated financial position and results of operations.

In September 2006, the FASB issued SFAS No. 158 "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans (an amendment of FASB Statements No. 87, 88, 106 and 132(R))." SFAS No. 158 addresses the accounting for defined benefit pension plans and other postretirement benefit plans and requires recognition of an asset for a plan's overfunded status or a liability for a plan's underfunded status and to measure a plan's assets and obligations that determine its funded status as of the end of the company's fiscal year, the offset of which is recorded net of tax as a component of accumulated other comprehensive income in stockholders' equity. We adopted SFAS No. 158 on January 31, 2007. As a result of the adoption of SFAS No. 158, our recorded pension liability increased by $15 million.

In February 2007, the FASB issued SFAS No. 159 "The Fair Value Option for Financial Assets and Financial Liabilities (Including an Amendment of FASB Statement No. 115)." SFAS No. 159 permits companies to measure many financial instruments and certain other items at fair value to improve financial reporting by providing companies with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting. Most of the provisions in SFAS No. 159 are elective. This statement will be effective for us is fiscal 2009, and may be applied prospectively. Early adoption is permitted provided we also elect to apply the provisions of SFAS No. 157. We are currently evaluating the potential impact of applying the provisions of this statement to the related assets and liabilities and the impact to our consolidated financial position and results of operations.

Effects of Inflation

Our cost-reimbursement type contracts are generally completed within one year. As a result, we have generally been able to anticipate increases in costs when pricing our contracts. Bids for longer-term FFP and T&M contracts typically include sufficient provisions for labor and other cost escalations to cover cost increases over the period of performance. Consequently, revenues and costs have generally both increased commensurate with the general economy. As a result, net income as a percentage of total consolidated revenues has not been significantly impacted by inflation.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to certain market risks in the normal course of business. Our current market risk exposures are primarily related to interest rates and foreign currency fluctuations. The following information about our market sensitive financial instruments contains forward-looking statements.

Interest Rate Risk. Our exposure to market risk for changes in interest rates relates primarily to our cash equivalents, investments in marketable securities, interest rate swaps and long-term debt obligations.

We have established an investment policy to protect the safety, liquidity and after-tax yield of invested funds. This policy establishes guidelines regarding acceptability of instruments and maximum maturity dates and requires diversification in the investment portfolios by establishing maximum amounts that may be invested in designated instruments and issuers. We do not authorize the use of derivative financial instruments in our managed short-term investment portfolios. Our policy authorizes, with board of director approval, the limited use of derivative instruments only to hedge specific interest rate risks.

The table below provides information about our financial instruments at January 31, 2007 that are sensitive to changes in interest rates. For debt obligations and short-term investments, the table presents principal cash flows in U.S. dollars and related weighted average interest rates by expected maturity dates. For interest rate swap agreements, the table presents the notional amounts and weighted average interest rates. The notional amounts are used to calculate the contractual cash flows to be exchanged under the contracts. As described in Note 9 of the notes to consolidated financial statements, the swap agreements we entered into in May 2003 are expected to substantially offset interest rate exposures related to the swap agreements previously entered into in January 2002. As a result, on a combined basis, these swaps are no longer exposed to changing interest rates and we have excluded these swap agreements from the table below.

	2008	2009	2010	2011	2012	Thereafter	Total	Estimated Fair Value as of January 31, 2007
	(dollars in millions)							
Assets:								
Cash and cash equivalents (1)	$1,113	—	—	—	—	—	$1,113	$1,113
Average interest rate	5.23%	—	—	—	—	—		
Liabilities:								
Short-term and long-term debt:								
Variable interest rate (2)	$ 23	—	$ 1	$ —	$ 1	$ 3	$ 28	$ 28
Weighted average interest rate	4.06%	—	4.46%	—	4.46%	4.46%		
Fixed rate	$ 6	$ 103	$ 1	$ 1	—	$1,100	$1,211	$1,222
Weighted average interest rate	5.87%	6.73%	5.88%	5.87%	—	6.24%		
Interest Rate Derivatives								
Interest rate swap agreements								
Fixed to variable		$ 100					$ 100	$ 2
Average receive rate	6.75%	6.75%						
Average pay rate	8.90%	8.90%						

(1) Includes $39 million and $5 million denominated in British pounds and Canadian dollars, respectively

(2) The fiscal 2008 amount includes $22 million denominated in Euros

At January 31, 2007, our cash and cash equivalents, which include money market funds and money market accounts, bear variable interest rates. A 10% unfavorable interest rate movement would have no material impact on the value of the holdings.

Foreign Currency Risk. Although the majority of our transactions are denominated in U.S. dollars, some transactions are denominated in various foreign currencies. Our objective in managing our exposure to foreign currency exchange rate fluctuations is to mitigate adverse fluctuations in earnings and cash flows associated with foreign currency exchange rate fluctuations. Our policy allows us to actively manage cash flows, anticipated transactions and firm commitments through the use of natural hedges and forward foreign exchange contracts. We do not use foreign currency derivative instruments for trading purposes.

We assess the risk of loss in fair values from the impact of hypothetical changes in foreign currency exchange rates on market sensitive instruments by performing a sensitivity analysis. The differences that result from comparing hypothetical foreign exchange rates and actual spot rates as of January 31, 2007 are the hypothetical gains and losses associated with foreign currency risk. As of January 31, 2007, we did not have any outstanding forward foreign exchange contracts.

Corporate Information

[THIS PAGE INTENTIONALLY LEFT BLANK]

BUSINESS

The Company

We are a leading provider of scientific, engineering, systems integration and technical services and solutions to all branches of the U.S. military, agencies of the U.S. Department of Defense (DoD), the intelligence community, the U.S. Department of Homeland Security (DHS) and other U.S. Government civil agencies, as well as to customers in selected commercial markets. Our customers seek our domain expertise to solve complex technical challenges requiring innovative solutions for mission-critical functions in such areas as national security, intelligence and homeland defense. The increase in demand for our services and solutions has been driven by priorities including the ongoing global war on terror and the transformation of the U.S. military.

Science Applications International Corporation was formed in 1969. On October 16, 2006, in connection with becoming a publicly-traded company, Science Applications International Corporation completed a merger (reorganization merger) in which it became a wholly-owned subsidiary of SAIC, Inc. Pursuant to the reorganization merger, each share of Class A common stock and Class B common stock of Science Applications International Corporation was exchanged for two shares and 40 shares, respectively, of Class A preferred stock of SAIC, Inc., after which SAIC, Inc. completed an initial public offering of its common stock. We use the terms "Company," "we," "us," and "our" to refer to SAIC, Inc. and its majority-owned and wholly-owned subsidiaries, including Science Applications International Corporation.

We have three reportable segments: Government, Commercial, and Corporate and Other. Our operating business units, on which performance is assessed, are aggregated into the Government or Commercial segments, depending on the nature of the customer, the contractual requirements and the regulatory environment governing the business units' services. The Corporate and Other segment includes the operations of our internal real estate management subsidiary, Campus Point Realty Corporation, various corporate activities, the elimination of intersegment revenues and costs and certain corporate expense items not billable to our Government customers referred to as unallowable expenses. For additional information regarding our reportable segments and geographic areas, see Note 17 of the notes to consolidated financial statements.

Government Segment

Our Government segment provides a wide array of technical services and solutions in the following areas, primarily to U.S. federal, state and local government agencies and foreign governments.

- *Defense.* We develop leading-edge concepts, technologies and systems to solve complex challenges facing the U.S. military and its allies.
- *Intelligence.* We develop solutions to help the U.S. defense, intelligence and homeland security communities build an integrated intelligence picture, allowing them to be more agile and dynamic in challenging environments and produce actionable intelligence.
- *Homeland Security and Defense.* We develop technical solutions and provide systems integration and mission-critical support services to help federal, state, local and foreign governments and private-sector customers protect the United States and allied homelands.
- *Logistics and Product Support.* We provide logistics and product support solutions to enhance the readiness and operational capability of U.S. military personnel and weapon and support systems.
- *Systems Engineering and Integration.* We provide systems engineering and integration solutions to help our customers design, manage and protect complex information technology (IT) networks and infrastructure.
- *Research and Development.* As one of the largest science and technology contractors to the U.S. Government, we conduct leading-edge research and development of new technologies with applications in areas such as national security, intelligence and life sciences.

Revenues from our Government segment accounted for 93% of our total consolidated revenues in fiscal 2007, 2006 and 2005. Within the Government segment, substantially all of our revenues are derived from contracts with the U.S. Government. We generated 88%, 89% and 86% of our total consolidated revenues from contracts with the U.S. Government (including all branches of the U.S. military) in fiscal 2007, 2006 and 2005, respectively. These revenues include contracts where we serve as the prime or lead contractor, as well as contracts where we serve as a subcontractor to other parties who are engaged directly with various U.S. Government agencies as the prime contractor.

We own 55% of AMSEC LLC, a consolidated joint venture that provides maintenance engineering and technical support services to the U.S. Navy and marine industry customers. The results of operations of AMSEC LLC are reported in our Government segment.

Commercial Segment

Our Commercial segment provides technology-driven consulting, systems integration and outsourcing services and solutions in selected commercial markets, often based on expertise developed in serving our Government segment customers. This currently includes technical consulting and IT support for oil and gas exploration and production, applications and IT infrastructure management for utilities and data lifecycle management for pharmaceuticals. Revenues from our Commercial segment accounted for 7% of our total consolidated revenues in fiscal 2007, 2006 and 2005.

Discontinued Operations

On October 27, 2006, we completed the sale of our majority-owned subsidiary, ANXeBusiness Corp. (ANX). On March 15, 2005, we completed the sale of our subsidiary, Telcordia Technologies, Inc. (Telcordia). The operations of ANX and Telcordia are classified as discontinued operations in the consolidated statements of income and cash flows and the notes to consolidated financial statements. ANX's results of operations had been previously reported in the Commercial segment while Telcordia's results of operations had been previously reported as our Non-Regulated Telecommunications segment. Our Non-Regulated Telecommunications segment was eliminated upon the sale of Telcordia. For further discussion related to Telcordia, see "Management Discussion and Analysis of Financial Condition and Results of Operations—Commitments and Contingencies—Telkom South Africa" and Note 19 of the notes to consolidated financial statements.

Other Company Information

Our corporate headquarters are located at 10260 Campus Point Drive, San Diego, California 92121 and our telephone number is (858) 826-6000.

Contracts

We generate revenues under the following types of contracts: (1) cost-reimbursement, (2) time-and-materials (T&M), (3) fixed-price-level-of-effort, (4) firm-fixed-price (FFP) and (5) target cost and fee with risk sharing. Cost-reimbursement contracts provide for reimbursement of our direct costs and allocable indirect costs, plus a fee or profit component. T&M contracts typically provide for the payment of negotiated fixed hourly rates for labor hours, which includes allocable indirect costs and fee or profit, plus reimbursement of our other direct costs. Fixed-price-level-of-effort contracts are substantially similar to T&M contracts except that the deliverable is the labor hours provided to the customer. FFP contracts provide for payments to us of a fixed price for specified products, systems and/or services. If actual costs vary from the FFP target costs, we can generate more or less than the targeted amount of profit or even incur a loss. Target cost and fee with risk sharing contracts provide for reimbursement of costs, plus a specified or target fee or profit, if our actual costs equal a negotiated target cost. Under these contracts, if our actual costs are less than the target costs, we receive a portion of the cost underrun as an additional fee or profit. If our actual costs exceed the target costs, our target fee and cost reimbursement are reduced by a portion of the cost overrun. We do not use target cost and fee with risk sharing contracts in our Government segment.

Contract Procurement

The U.S. Government technology services procurement environment has evolved in recent years due to statutory and regulatory procurement reform initiatives. U.S. Government agencies traditionally have procured technology services and solutions through agency-specific contracts awarded to a single contractor. However, in recent years the number of procurement contracting methods available to U.S. Government customers for services procurement has increased substantially. Today, there are three predominant contracting methods through which U.S. Government agencies procure technology services: traditional single award contracts, U.S. General Services Administration (GSA) Schedule contracts, and single and multiple award indefinite delivery/ indefinite quantity (IDIQ) contracts. Each of these is described below:

- Traditionally, U.S. Government agencies have procured services and solutions through single award contracts which specify the scope of services that will be delivered and identify the contractor that will provide the specified services. When an agency has a requirement, interested contractors are solicited, qualified and then provided with a request for a proposal. The process of qualification, request for proposals and evaluation of bids requires the agency to maintain a large, professional procurement staff and can take a year or more to complete.
- GSA Schedule contracts are listings of services, products and prices of contractors maintained by the GSA for use throughout the U.S. Government. In order for a company to provide services under a GSA Schedule contract, the company must be pre-qualified and awarded a contract by GSA. When an agency uses a GSA Schedule contract to meet its requirements, the agency, or the GSA on behalf of the agency, conducts the procurement. The user agency, or the GSA on its behalf, evaluates the user agency's services requirements and initiates a competition limited to GSA Schedule qualified contractors. GSA Schedule contracts are designed to provide the user agency with reduced procurement time and lower procurement costs.
- Single and multiple award IDIQ contracts are contract forms used to obtain commitments from contractors to provide certain products or services on pre-established terms and conditions. Under IDIQ contracts, the U.S. Government issues task orders for specific services or products it needs and the contractor supplies products or services in accordance with the previously agreed-upon terms. The competitive process to obtain task orders is limited to the pre-selected contractor(s). If the IDIQ contract has a single prime contractor, the award of task orders is limited to that party. If the contract has multiple prime contractors, the award of the task order is competitively determined. Multiple-contractor IDIQ contracts that are open for any government agency to use for the procurement of services are commonly referred to as government-wide acquisition contracts, or GWACs. Due to the lower cost, reduced procurement time, and increased flexibility of GWACs, there has been greater use of GWACs among many agencies for large-scale procurements of technology services. IDIQ contracts often have multi-year terms and unfunded ceiling amounts, therefore enabling but not committing the U.S. Government to purchase substantial amounts of products and services from one or more contractors.

Backlog

Government segment funded backlog primarily represents the portion of backlog for which funding is appropriated and is payable to us upon completion of a specified portion of work, less revenues previously recognized on these contracts. Government segment funded backlog does not include the full potential value of our contracts because the U.S. Government and our other customers often incrementally appropriate or authorize funds for a particular program or contract on a yearly or quarterly basis, even though the contract may call for performance over a number of years. Commercial segment funded backlog represents the full value on firm contracts, which may cover multiple future years, under which we are obligated to perform, less revenues previously recognized on these contracts. Negotiated unfunded backlog represents estimated amounts to be earned in the future from (1) firm orders for which funding has not been appropriated or otherwise authorized and (2) unexercised priced contract options. Negotiated unfunded backlog does not include any estimate of future potential task orders that might be awarded under IDIQ, GWAC, GSA Schedule, or other Master Agreement contract vehicles.

The approximate value of our total negotiated backlog for the last two fiscal years was as follows:

	As of January 31	
	2007	2006
	(in millions)	
Government Segment:		
Funded backlog	$ 4,065	$ 3,179
Negotiated unfunded backlog	10,214	10,187
Total negotiated backlog	$14,279	$13,366
Commercial Segment:		
Funded backlog	$ 723	$ 489
Negotiated unfunded backlog	101	5
Total negotiated backlog	$ 824	$ 494
Total Consolidated:		
Funded backlog	$ 4,788	$ 3,668
Negotiated unfunded backlog	10,315	10,192
Total consolidated negotiated backlog	$15,103	$13,860

We expect to recognize a substantial portion of our funded backlog as revenues within the next 12 months. However, the U.S. Government may cancel any contract or purchase order at any time. In addition, certain contracts and purchase orders in the Commercial segment may include provisions that allow the customer to cancel at any time. Most of our contracts have cancellation terms that would permit us to recover all or a portion of our incurred costs and potential fees in such cases.

Key Customers

We generated 88%, 89% and 86% of our total consolidated revenues from contracts with the U.S. Government (including all branches of the U.S. military) in fiscal 2007, 2006 and 2005, respectively. Within the U.S. Government, we generated 10% or more of our consolidated revenues during the last three fiscal years from one or more of the U.S. Army, U.S. Navy and U.S. Air Force. Each of these customers has a number of subsidiary agencies which have separate budgets and procurement functions. Our contracts may be with the highest level or with the subsidiary agencies of these customers.

The percentage of total consolidated revenues attributable to these customers for the last three fiscal years was as follows:

	Year Ended January 31		
	2007	2006	2005
U.S. Army	17%	16%	13%
U.S. Navy	14	14	13
U.S. Air Force	9	10	11

Competition

Competition for U.S. Government contracts is intense. We compete against a large number of established multinational corporations which may have greater financial capabilities than we do. We also compete against smaller, more specialized companies that concentrate their resources on particular areas. As a result of the diverse requirements of the U.S. Government and our commercial customers, we frequently form teams with other companies to compete for large contracts, while bidding against team members in other situations. Because of the current industry trend toward consolidation, we expect major changes in the competitive landscape. We believe that our principal competitors include the following companies:

- Among contractors focused principally on U.S. Government IT and other technical services, we compete primarily with companies such as CACI International Inc, ManTech International Corporation, SRA International, Inc. and L-3 Communications.
- Among the large defense contractors which provide U.S. Government IT services in addition to other hardware systems and products, we compete primarily with engineering and technical services divisions of The Boeing Company, General Dynamics Corporation, Lockheed Martin Corporation, Northrop Grumman Corporation and Raytheon Company.
- Among the diversified commercial and U.S. Government IT providers, we compete primarily with companies such as Accenture Ltd, BearingPoint, Inc., Booz Allen Hamilton Inc., Computer Sciences Corporation, Electronic Data Systems Corporation, International Business Machines Corporation and Unisys Corporation.

We compete on factors including, among others, our technical expertise, our ability to deliver cost-effective solutions in a timely manner, our reputation and standing with government and commercial customers, pricing and the size and scale of our company.

Patents and Proprietary Information

Our technical services and products are not generally dependent upon patent protection. We claim a proprietary interest in certain of our products, software programs, methodology and know-how. This proprietary information is protected by copyrights, trade secrets, licenses, contracts and other means.

We actively pursue opportunities to license our technologies to third parties and enforce our patent rights. We also evaluate potential spin-offs of our technologies.

In connection with the performance of services for customers in the Government segment, the U.S. Government has certain rights to data, software codes and related material that we develop under U.S. Government-funded contracts and subcontracts. Generally, the U.S. Government may disclose such information to third parties, including, in some instances, our competitors. In the case of subcontracts, the prime contractor may also have certain rights to the programs and products that we develop under the subcontract.

Research and Development

We conduct research and development activities under customer-funded contracts and with internal research and development (IR&D) funds. IR&D efforts consist of projects involving basic research, applied research, development, and systems and other concept formulation studies. In fiscal 2007, 2006 and 2005, we spent $34 million, $27 million and $25 million, respectively, on IR&D, which was included in selling, general and administrative expenses.

Seasonality

The U.S. Government's fiscal year ends on September 30 of each year. It is not uncommon for U.S. Government agencies to award extra tasks or complete other contract actions in the weeks before the end of its fiscal year in order to avoid the loss of unexpended fiscal year funds. As a result of the cyclical nature of the U.S. Government budget process, as well as a greater number of holidays in our fourth fiscal quarter ending January 31, as compared to our third fiscal quarter ending October 31, we have from time to time experienced higher revenues in our third fiscal quarter and lower revenues in our fourth fiscal quarter.

Regulation

We are heavily regulated in most of the fields in which we operate. We deal with numerous U.S. Government agencies and entities, including all of the branches of the U.S. military, the DoD, NASA, intelligence agencies and the DHS. When working with these and other U.S. Government agencies and entities, we must comply with laws and regulations relating to the formation, administration and performance of contracts. These laws and regulations, among other things:

- require certification and disclosure of all cost or pricing data in connection with various contract negotiations
- impose acquisition regulations that define allowable and unallowable costs and otherwise govern our right to reimbursement under various cost-based U.S. Government contracts
- restrict the use and dissemination of information classified for national security purposes and the exportation of certain products and technical data.

In order to help ensure compliance with these laws and regulations, all of our employees are required to attend ethics training at least bi-annually and other compliance training relevant to their position.

Internationally, we are subject to special U.S. Government laws and regulations (such as the Foreign Corrupt Practices Act), local government regulations and procurement policies and practices (including regulations relating to import-export control, investments, exchange controls and repatriation of earnings) and varying currency, political and economic risks. Some international customers require contractors to comply with industrial cooperation regulations, sometimes referred to as offset programs. Offset programs may require in-country purchases, manufacturing and financial support projects as a condition to obtaining orders or other arrangements. Offset programs generally extend over several years and may provide for penalties in the event we fail to perform in accordance with offset requirements.

Environmental Matters

Our operations, including the environmental consulting and investigative services we provide to third parties, and our ownership or operation of real property are subject to various foreign, federal, state and local environmental protection and health and safety laws and regulations. Failure to comply with those laws could result in civil or criminal sanctions, including fines, penalties or suspension or debarment from contracting with the U.S. Government, or could cause us to have to incur costs to change or upgrade or close some of our operations or properties. Some environmental laws hold current or previous owners or operators of businesses and real property liable for contamination, even if they did not know of and were not responsible for the contamination. Environmental laws may also impose liability on any person who disposes, transports, or arranges for the disposal or transportation of hazardous substances to any site. In addition, we may face liability for personal injury, property damage and natural resource damages relating to contamination for which we are otherwise liable or relating to exposure to or the mishandling of chemicals or other hazardous substances in connection with our current and former operations or services. Although we do not currently anticipate that the costs of complying with, or the liabilities associated with, environmental laws will materially adversely affect us, we cannot ensure that we will not incur material costs or liabilities in the future.

Employees and Consultants

As of January 31, 2007, we employed approximately 44,100 full and part-time employees. We also use consultants to provide specialized technical and other services on specific projects. To date, we have not experienced any strikes or work stoppages and we consider our relations with our employees to be good.

The highly technical and complex services and products provided by us are dependent upon the availability of professional, administrative and technical personnel having high levels of training and skills and, in many cases, security clearances. Because of our growth and the increased competition for qualified personnel, it has become more difficult to meet all of our needs for these employees in a timely manner and this has affected our growth in recent years. We intend to continue to devote significant resources to recruit and retain qualified employees.

KEY OFFICERS

The following is a list of the names and ages (as of April 6, 2007) of all of our key officers, indicating all positions and offices held by each such person and each such person's principal occupation or employment during at least the past five years. Except as otherwise noted, each of the persons listed below has served in his or her present capacity for us for at least the past five years. All such persons have been elected to serve until their successors are elected or until their earlier resignation or retirement.

Name of officer	Age	Position(s) with the company and prior business experience
Deborah H. Alderson	50	Group President since October 2005. Ms. Alderson previously served as Deputy Group President from August 2005 to October 2005. Prior to joining us, Ms. Alderson held various positions with Anteon International Corporation, a systems integration services provider, including President of the Systems Engineering Group from January 2002 to August 2005, and Senior Vice President and General Manager of the Systems Engineering Group from November 1998 to January 2002. Ms. Alderson held various positions with Techmatics, Inc., a systems engineering provider, from 1985 to 1998.
Kenneth C. Dahlberg	62	Chairman of the Board since July 2004 and Chief Executive Officer and Director since November 2003. Mr. Dahlberg served as President from November 2003 to March 2006. Prior to joining us, Mr. Dahlberg served as Corporate Executive Vice President of General Dynamics Corp. from March 2001 to October 2003. Mr. Dahlberg served as President of Raytheon International from February 2000 to March 2001, and from 1997 to 2000 he served as President and Chief Operating Officer of Raytheon Systems Company. Mr. Dahlberg held various positions with Hughes Aircraft from 1967 to 1997. Mr. Dahlberg has served as a director of Teledyne Technologies since February 2006.
Steven P. Fisher	46	Treasurer since January 2001 and Senior Vice President since July 2001. Mr. Fisher has held various positions with us since 1988, including serving as Assistant Treasurer and Corporate Vice President for Finance from 1997 to 2001 and Vice President from 1995 to 1997.
Donald H. Foley	62	Executive Vice President since July 2000. Dr. Foley has held various positions with us since 1992, including serving as Chief Engineering and Technology Officer from January 2005 to January 2007, Group President from February 2004 to January 2005, Sector Vice President from 1992 to July 2000 and a Director from 2002 to 2007.
John R. Hartley	41	Senior Vice President and Corporate Controller since August 2005. Mr. Hartley has held various positions with our finance organization since 2001. For 12 years prior to that, he was with the accounting firm currently known as Deloitte & Touche LLP.
Larry J. Peck	59	Group President since February 2004. Mr. Peck has held various positions with us since 1978, including serving as a Sector Vice President from 1994 to February 2004.

Name of officer	Age	Position(s) with the company and prior business experience
Lawrence B. Prior, III	51	Group President since February 2005. Prior to joining us, Mr. Prior served as Chief Financial Officer and then President and Chief Executive Officer of LightPointe Communications, Inc. from 2000 until 2004.
Arnold L. Punaro	60	Executive Vice President, Government Affairs, Communications and Support Operations since February 2005. Mr. Punaro has held various positions with us since 1997 including Sector Vice President and Senior Vice President, Director of Corporate Development. Mr. Punaro also served as the Staff Director of the Senate Armed Services Committee and retired as a Major General in the United States Marine Corps Reserve.
William A. Roper, Jr.	61	Executive Vice President since December 2005. Mr. Roper served as Corporate Executive Vice President from 2000 to 2005, Senior Vice President from 1990 to 1999, Chief Financial Officer from 1990 to October 2000 and Executive Vice President from 1999 to 2000. Mr. Roper has served as a director of VeriSign, Inc. since November 2003.
Douglas E. Scott	50	Secretary since July 2003, Senior Vice President since January 1997 and General Counsel since 1992. Mr. Scott has held various positions with us since 1987, including serving as a Corporate Vice President from 1992 to January 1997.
George T. Singley, III	62	Group President since February 2004. Mr. Singley has held various positions with us since 1998, including serving as a Sector Vice President from 2001 to February 2004 and Group Senior Vice President from 2000 to 2001.
Theoren P. Smith, III	52	Executive Vice President and Chief Technology Officer since January 2007. Dr. Smith served as Group President from February 2005 to January 2007, Sector Vice President from July 2002 to February 2004 and Executive Vice President, Federal Business from February 2004 to February 2005. From 2000 to March 2002, Dr. Smith served as Global Chief Technology Officer at Cable & Wireless, PLC and as President of Cable & Wireless USA, Inc., which filed for bankruptcy protection in December 2003. Dr. Smith also served as Senior Vice President and Chief Technology Officer at Road Runner, LLC from 1999 to 2000.
Mark W. Sopp	41	Executive Vice President and Chief Financial Officer since November 2005. Mr. Sopp had served as Senior Vice President, Chief Financial Officer and Treasurer of Titan Corporation since April 2001, prior to which he had served as a Vice President and Chief Financial Officer of Titan Systems Corporation, a subsidiary of Titan Corporation, since 1998.
Joseph P. Walkush	55	Executive Vice President since July 2000 and a Director since April 1996. Mr. Walkush has held various positions with us from 1976 to 1979 and since 1981, including serving as a Sector Vice President from 1994 to 2000.
John H. Warner, Jr.	66	Executive Vice President since December 2005. Dr. Warner has held various positions with us since 1973, including serving as Chief Administrative Officer from 2003 to 2006, Corporate Executive Vice President from 1996 to 2005, Executive Vice President from 1989 to 1996 and a Director from 1988 to 2006. Dr. Warner is retiring from the Company in June 2007.

MARKET FOR THE COMPANY'S STOCK, RELATED STOCKHOLDER MATTERS AND COMPANY PURCHASES OF ITS STOCK

On October 16, 2006, a reorganization merger was completed whereby Science Applications International Corporation became a wholly-owned subsidiary of SAIC, Inc. Pursuant to the reorganization merger, each share of Class A common stock and Class B common stock of Science Applications International Corporation was exchanged for two shares and 40 shares, respectively, of Class A preferred stock of SAIC, Inc., after which SAIC, Inc. completed an initial public offering of its common stock.

Our common stock is listed on the New York Stock Exchange (NYSE) and commenced trading on October 13, 2006, under the ticker symbol "SAI." Our Class A preferred stock is not listed on a national securities exchange or traded in an organized over-the-counter market and is subject to restrictions on transfer and conversion into common stock that lapse over a 360-day period following the commencement of trading of our common stock on the NYSE, or October 13, 2006. The restriction periods expire on January 11, 2007 for series A-1 preferred stock, April 11, 2007 for series A-2 preferred stock, July 10, 2007 for series A-3 preferred stock and October 8, 2007 for series A-4 preferred stock. After the restriction periods expire, the shares of Class A preferred stock are convertible on a one-for-one basis into shares of common stock. In addition, as a result of certain diversification rights provided pursuant to the Pension Protection Act of 2006, certain shares of Class A preferred stock held in our retirement plans were eligible to be converted into common stock and sold at the direction of plan participants effective January 1, 2007. We expect that the market price of our common stock will determine the value of our Class A preferred stock.

Historical Stock Prices

The range of high and low sales prices at closing of our common stock on the NYSE for each fiscal quarter during the fiscal year ended January 31, 2007, following the commencement of trading on October 13, 2006, was as follows:

	2007	
Fiscal Quarter	High	Low
3rd quarter (October 13, 2006 to October 31, 2006)	$20.33	$17.27
4th quarter (November 1, 2006 to January 31, 2007)	$20.20	$17.41

Holders of Common Stock and Class A Preferred Stock

As of March 31, 2007, there were approximately 165 and 41,500 holders of record of our common stock and Class A preferred stock, respectively. The number of stockholders of record of our common stock is not representative of the number of beneficial owners due to the fact that many shares are held by depositories, brokers, or nominees. Substantially all of the Class A preferred stock is owned of record or beneficially by our current and former employees, directors and consultants and their respective family members and by our various employee benefit plans. Holders of Class A preferred stock are entitled to ten votes per share and holders of common stock are entitled to one vote per share.

Dividend Policy

We have never declared or paid any cash dividends on our capital stock, except for a special dividend declared by Science Applications International Corporation of $15 per share on its Class A common stock and $300 per share on its Class B common stock that was declared prior to, and paid after, the reorganization merger and initial public offering. We do not expect to pay any cash dividends in the foreseeable future and we currently intend to retain any future earnings to finance our operations and growth. Any future determination to pay cash dividends will be at the discretion of our board of directors and will depend on available cash, estimated cash needs, earnings, financial condition, operating results, capital requirements, applicable contractual restrictions and other factors that our board of directors deems relevant. In addition, our ability to declare and pay dividends on our stock may be restricted by the provisions of Delaware law and covenants in our revolving credit facility.

Purchases of Equity Securities

In December 2006, our board of directors authorized a stock repurchase program under which we may repurchase up to 40 million shares of our common stock as part of our overall strategy for capital allocation. Stock repurchases under this program may be made on the open market or in privately negotiated transactions with third parties. Whether repurchases are made and the timing and actual number of shares repurchased will depend on a variety of factors including price, corporate and regulatory requirements and other market conditions.

The following table presents repurchases of our stock during the quarter ended January 31, 2007:

Period	(a) Total Number of Shares Purchased [1] [2]	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs
November 1, 2006 – November 30, 2006	878,942	$19.74	—	40,000,000
December 1, 2006 – December 31, 2006	838,445	18.40	446,600	39,553,400
January 1, 2007 – January 31, 2007	3,540,136	18.01	1,953,250	37,600,150
Total	5,257,523	$18.36	2,399,850	

(1) Includes shares purchased by SAIC or affiliated purchasers as follows:

	November	December	January
Under publicly announced plans or programs	—	446,600	1,953,250
Upon surrender by stockholders of previously owned shares in payment of the exercise price of non-qualified stock options	716,437	385,197	1,076,933
In privately negotiated transactions	162,505	6,648	509,953
Total	878,942	838,445	3,540,136

(2) Does not include (i) shares purchased by the agent of SAIC's Employee Stock Purchase Plan for the benefit of the plan's participants, (ii) shares issued directly to the trusts of SAIC's retirement plans or SAIC's non-qualified stock plans for the benefit of the plans' participants, (iii) shares forfeited to SAIC without the payment of any consideration to the holder or (iv) newly issued shares acquired by SAIC in connection with employee exercise of non-qualified stock options to satisfy employees statutory tax withholding obligations related to the options.

Stock Performance Graph

The following graph compares the total cumulative return on our common stock from October 13, 2006 (the date our common stock commenced trading on the New York Stock Exchange) through January 31, 2007 (the last day of our fiscal year) to two indices: (i) the Standard & Poor's 500 Composite Stock Index and (ii) the Goldman Sachs Technology Services Index. The graph assumes an initial investment of $100 on October 13, 2006 and that dividends, if any, have been reinvested. The comparisons in the graph are required by the Securities and Exchange Commission and are not intended to forecast or be indicative of possible future performance of our common stock.


Dollars
120
115
110
105
100
95
90
10/13/06
1/31/07

	10/13/06	1/31/07
—●— SAIC, Inc.	$100	$102
— ■ — S&P 500 Composite Index	100	106
- ▲ - Goldman Sachs Tech Svcs Index	100	108

[THIS PAGE INTENTIONALLY LEFT BLANK]

Board of Directors



K.C. Dahlberg
CEO and Chairman of the Board



W.H. Demisch
Financial Consultant



J.A. Drummond
Vice Chairman, BellSouth Corp. (Ret.)



J.J. Hamre
CEO and President, Center for Strategic & International Studies



A.T. Young
Executive Vice President, Lockheed Martin Corp. (Ret.)
Lead Director



A.K. Jones
University Professor, Computer Sciences, University of Virginia



H.M.J. Kraemer, Jr.
Former Chairman, President and Chief Executive Officer, Baxter International, Inc.



E.J. Sanderson, Jr.
Retired Oracle Corporation Executive



L.A. Simpson
President and CEO of Capital Operations, GEICO Corp.



J.P. Walkush
Executive Vice President, SAIC

As of January 31, 2007, the Board of Directors of the Company consisted of the directors pictured above. Retired U.S. Air Force Gen. John P. Jumper and Dr. Miriam (Mim) John, retired vice president of Sandia National Laboratories' California division, were appointed to fill vacancies on the SAIC Board of Directors, effective June 8, 2007.



END

SAIC®
From Science to Solutions